07028941

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Sorothern Americas S.A.

*CURRENT ADDRESS: Ruta 9, Km. 52.3
1625 Escobar, Buenos Aires
Argentina

**FORMER NAME: PROCESSED

JAN 07 2008

**NEW ADDRESS: THOMSON FINANCIAL

FILE NO. 82- 35745   FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT: 1/2/08

SOCOTHERM AMERICAS S.A.

Exhibits filed with the
United States Securities and Exchange Commission
in order to establish an exemption pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934, as amended

December 5, 2007

Exhibit	Document	Date
Exhibit 1	Annual Report	Dec. 31, 2006
Exhibit 2	Financial Statements	March 31, 2007
Exhibit 3	Financial Statements	June 30, 2007
Exhibit 4	Quarterly Results	Dec. 31, 2006
Exhibit 5	Quarterly Results	Sept. 30, 2006
Exhibit 6	Notice of Special Shareholders Meeting held on January 17, 2007	Dec. 15, 2006
Exhibit 7	Minutes of Special Shareholders Meeting	Jan. 17, 2007
Exhibit 8	Minutes of Ordinary Meeting of Shareholders	April 13, 2007
Exhibit 9	Minutes of Meeting of Board of Directors	Sept. 1, 2006
Exhibit 10	Minutes of Meeting of Board of Directors	Dec. 11, 2006
Exhibit 11	Minutes of Meeting of Board of Directors	May 16, 2007
Exhibit 12	Minutes of Meeting of Board of Directors	Aug. 10, 2007
Exhibit 13	Minutes of Meeting of Audit Committee	Dec. 6, 2006
Exhibit 14	Minutes of Meeting of Audit Committee	March 9, 2007
Exhibit 15	Minutes of Meeting of Controlling Committee	March 9, 2007
Exhibit 16	Minutes of Meeting of Controlling Committee	May 11, 2007
Exhibit 17	Minutes of Meeting of Controlling Committee	Aug. 1, 2007
Exhibit 18	Minutes of Meeting of Controlling Committee	Aug. 10, 2007
Exhibit 19	Letter to CNV	Nov. 13, 2006
Exhibit 20	Letter to CNV	March 12, 2007
Exhibit 21	Letter to CNV	Aug. 10, 2007
Exhibit 22	Letter to BCBA	Nov. 8, 2006

Exhibit	Document	Date
Exhibit 23	Letter to BCBA	Jan. 5, 2007
Exhibit 24	Letter to BCBA	Feb. 8, 2007
Exhibit 25	Letter to BCBA	May 14, 2007
Exhibit 26	Press Releases	From Dec. 12, 2006 through Sept. 3, 2007
Exhibit 27	Offering Memorandum	Nov. 1, 2006
Exhibit 28	By-Laws	Undated
Exhibit 29	Ratings Report From Standard & Poor's	Aug. 2007

SOCOTHERM AMERICAS S.A.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(in comparative form)

SOCOTHERM AMERICAS S.A.

25 de mayo 565, 4th floor - Autonomous City of Buenos Aires

Company's main activity	Industry of anticorrosive coatings
Filing date with the Public Registry of Commerce of the Company's By-laws	November 19, 1989
Filing date of the last amendment to the By-laws:	May 11, 2006
Registration number in the Companies' Inspection Bureau:	12,585
Duration of the Company to:	November 16, 2088
Information on the parent company:	
Name:	Socotherm S.p.A.
Place of business:	Via Risorgimento 62, Rovigo, Italy
Main activity:	Anticorrosive coating and protection of steel tubes
Percentage held by the parent company in:	
capital stock:	78.23%
votes:	91.10%
Information on subsidiary companies:	Note 4 to the individual financial statements

FISCAL YEAR N° 19
COMMENCED ON JANUARY 1, 2007
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(in comparative form)
CAPITAL STOCK
(in pesos) - (note 7 to the individual financial statements)

Number	Class, nominal value and number of votes per share	Subscribed, paid-in and registered (in pesos) 06-30-2007	06-30-2006
70,000,000	Common, non-endorsable shares, nominal value $ 1 each of five votes each.	70,000,000	70,000,000
15,000,000	Common, class B, registered, non-endorsable shares, nominal value $ 1 each of one vote each.	15,000,000	

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SUMMARY

SOCOTHERM AMERICAS S.A.
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2007
(presented in comparison with the consolidated balance sheet as of December 31, 2006)
(in pesos)

	.....06-30-07....	....12-31-06....
ASSETS		
CURRENT ASSETS		
Cash (note 3.1)	86,541,944	35,324,639
Investments (note 3.2)	4,572,051	89,953,199
Accounts receivable (note 3.3)	180,120,678	175,876,188
Other receivables (note 3.4)	60,919,240	66,920,263
Inventories (note 3.5)	122,175,728	100,040,653
Total Current Assets	**454,329,641**	**468,114,942**
NON-CURRENT ASSETS		
Accounts receivable (note 3.4)	18,095,622	10,402,398
Investments (schedule C)	13,791,309	12,778,681
Property, plant and equipment (schedule A)	230,357,331	222,859,217
Intangible assets (schedule B)	48,766,908	47,782,758
Total Non-Current assets	**311,011,170**	**293,823,054**
TOTAL ASSETS	**765,340,811**	**761,937,996**
LIABILITIES		
CURRENT LIABILITIES		
Trade account payable		
Payables (note 3.6)	136,785,219	125,579,346
Loans (note 3.7)	74,012,598	50,756,779
Payroll and social security charges	8,391,869	4,490,923
Advances from clients (note 3.8)	77,606,442	103,814,599
Taxes (note 3.9)	9,525,695	3,048,448
Other liabilities (note 3.10)	47,415,791	98,542,617
Total Current Liabilities	**353,737,614**	**386,232,712**
NON-CURRENT LIABILITIES		
Loans (note 3.7)		
Taxes (note 3.9)	41,013,315	59,127,889
Other (note 3.10)	11,670,982	7,487,009
Reserves (schedule E)	45,322,880	46,555,632
Total Non-Current Liabilities	7,848,226	2,830,287
TOTAL LIABILITIES	**105,855,403**	**116,000,817**
NON-CURRENT LIABILITIES	**459,593,017**	**502,233,529**
Minority interest in subsidiaries	**87,446,953**	**67,443,949**
SHAREHOLDERS´ EQUITY	**218,300,841**	**192,260,518**
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	**765,340,811**	**761,937,996**

These consolidated financial statements, the notes 1 through 7 and schedules A, B, C, E, F and H are an integral part of the Company´s individual financial statements and should be read jointly.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

(presented in comparison with the consolidated statement of operations for the six-month period ended June 30, 2006 - en pesos)

	....06-30-07....	....06-30-06....
Net sales	312,179,092	171,555,667
Cost of sales (schedule F)	(239,757,329)	(149,728,914)
Gross Profit	**72,421,763**	**21,826,753**
Selling expenses (schedule H)	(3,753,781)	(4,093,166)
Administrative expenses (schedule H)	(14,219,113)	(7,487,979)
Operating profit, net (note 3.11)	4,742,741	2,405,668
Financial and holding results		
Generated by assets		
Interest	2,676,572	634,470
Exchange rate differences	(816,248)	136,290
Holding results	81,894	537,177
Generated by liabilities		
Interest and financial expenses	(6,967,130)	(829,997)
Exchange rate differences	(1,519,795)	(1,614,989)
Miscellaneous (includes tax on bank debits and credits)	(1,315,392)	(1,105,171)
Profit before taxes	**51,331,511**	**10,409,056**
Income tax (note 4)	(12,173,650)	(5,215,736)
Minority interest in subsidiaries	(14,034,913)	(3,239,127)
NET INCOME FOR THE PERIOD	**25,122,948**	**1,954,193**

These consolidated financial statements, the notes 1 through 7 and schedules A, B, C, E, F and H are an integral part of the Company's individual financial statements and should be read jointly.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(presented in comparison with the consolidated statement of cash flows for the six-month period ended June 30, 2006 - en pesos)

	....06-30-07....	....06-30-06....
CHANGES IN CASH		
Cash at beginning of year	35,324,639	8,877,291
Increase in cash	51,217,305	38,729
Cash at end of the period	**86,541,944**	**8,916,020**
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
Operating activities		
Net income for the period	25,122,948	1,954,193
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	10,976,614	7,287,863
Net value of withdrawals of property, plant and equipment	8,261,228	24,117,743
Amortization of intangible assets	3,557,252	2,261,785
Minority interest and effects of translation	24,095,477	4,342,377
Income tax	12,173,650	5,215,736
Increase of reserves	5,058,522	2,913
Net changes in operating assets and liabilities		
Increase in accounts receivable	(4,231,821)	(3,350,260)
Increase in other receivables	(1,692,198)	(6,078,858)
Increase (decrease) in inventories	(21,835,565)	8,307,154
Increase (decrease) in trade payables	11,205,873	(1,791,277)
Increase (decrease) in payroll, social security charges and taxes	2,388,516	(14,593,012)
Decrease in advances from clients	(26,208,157)	(15,117,596)
(Decrease) increase in other liabilities	(52,359,578)	2,149,708
Use of reserves	(352,762)	247,149
Net cash flows provided by operating activities:	**(3,840,001)**	**14,955,618**
Investment activities		
Net increase in property, plant and equipment	(26,735,956)	(32,911,429)
Net increase in intangible assets	(4,541,402)	(4,476,193)
Net decrease in current and non-current investments	85,106,885	1,938,415
Dividends paid	(3,913,466)	
Net cash flows generated by investing activities	**49,916,061**	**35,449,207)**
Financing activities		
Increase in loans	5,141,245	20,532,318
Net cash flows generated by financing activities	**5,141,245**	**20,532,318**
INCREASE IN CASH	**51,217,305**	**38,729**

These consolidated financial statements, the notes 1 through 7 and schedules A, B, C, E, F and H are an integral part of the Company's individual financial statements and should be read jointly.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparison with the consolidated financial statement as of June 30, 2006 and December 31, 2006 - en pesos)

1. BASES OF PRESENTATION AND CONSOLIDATION

In accordance with legal and professional standards, the consolidated financial statements are complementary information to the individual financial statements of the Company. In order to comply with General Resolution 368/01 and complementary of the National Securities Commission (CNV), the consolidated financial statements of Socotherm Américas S.A. and subsidiaries are disclosed prior to the individual financial statements of the Company.

The consolidated financial statements of the Company have been prepared applying the procedure established in Technical Resolution (TR) 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) adopted by General Resolution 459/04 of the CNV.

For the purpose of preparing the consolidated financial statements, the financial statements/trial balances of Socotherm Américas S.A. and subsidiary companies have been used as indicated below, according to the dates mentioned:

Company	% held in capital stock and votes	
	...06-30-07...	...12-31-06...
Soco-Ven S.A.	80.00	80.00
Socobras Participações Ltda..	99.99	99.99
Socotherm Argentina S.A.	90.00	90.00
Atlántida Socotherm S.A.	50.00 (1)	50.00 (1)
Socotherm Brasil S.A.	50.00 (2)	50.00 (2)
Socotherm West Africa Ltd.	51.00	51.00
Socotherm Angola Ltd.	49.00 (3)	49.00 (3)
Socotherm Nigeria Ltd.	40.00 (4)	40.00 (4)
Socotherm USA LLC	100.00	
Socothemr Lavarge LLC	51.00 (5)	

(1) Share of Soco-Ven S.A. on the capital and votes of Atlántida Socotherm S.A.
(2) Share of Socobras Participações Ltda. on the capital and votes of Socotherm Brasil S.A.
(3) The Company has an agreement for syndication of shares for an additional 5% of the Socotherm Angola Ltd. shareholding.
(4) Share of Socotherm West Africa Ltd. on the capital and votes of Socotherm Nigeria Ltd. Socotherm West Africa Ltd. has an agreement for syndication of shares for an additional 20% of the Socotherm Nigueria Ltd. shareholding.
(5) Share of Socotherm USA LLC on the capital and votes of Socotherm Lavarge LLC.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

As of June 30, 2007 and December 31, 2006 the Company directly owns Soco-Ven S.A., Socobras Participações Ltda., Socotherm Argentina S.A., Socotherm West Africa Ltd. and Socotherm Angola Ltd. and Socotherm USA LLC. In turn, Soco-Ven S.A. holds 50% of the capital stock of Atlántida Socotherm S.A., Socobras Participações Ltda. holds 50% of the capital stock of Socotherm Brasil S.A., and Socotherm West Africa Ltd. holds 40% of Socotherm Nigeria Ltd. and Socotherm USA LLC holds 51% of Socotherm Lavarge LLC.

On August 10, 2005, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) issued Resolution CD 93/2005 as part of the unification of accounting standards process at national level, which also included the issuance of Resolution 312/2005 of the FACPCE. The CNV approved such standards with certain changes through its Resolution 485 of January 4, 2006.

As regards the issues that became applicable during the year started January 1, 2006 and according to the terms of Resolution 487 of the CNV of February 1, 2006, the Company has opted to recognize no liability for deferred tax (with an equal amount being credited to the income accounts of prior years and income accounts of the period), which arises from the difference for adjustment for accounting inflation of its property, plant and equipment that amounts to 0.9 million approximately having an estimated reversion term of 4 to 5 fiscal years.

Likewise, as established in the accounting standards mentioned in the first paragraph, as from the fiscal year commenced on January 1, 2006, the Company has disclosed the temporary translation difference in a specific caption of shareholders' equity.

With respect to the unification of accounting standards, the Board of the Company estimates that there are no significant effects other than those previously mentioned.

2. VALUATION CRITERIA

a) The financial statements of subsidiaries used for consolidation purposes have been prepared on the bases of criteria essentially consistent with those applied by Socotherm Américas S.A. for preparing the individual financial statements, which are detailed in the notes.

b) Prior to consolidation, the financial statements/trial balances of the subsidiaries Socobras Participações Ltda., Socotherm Brasil S.A., Altántida Socotherm S.A., Socotherm West Africa Ltd., Socotherm Angola Ltd. and Socotherm USA LLC were translated to Argentine pesos, as described in Note 1, "Permanent Investments" of the individual financial statements of Socotherm Americas S.A.

c) These financial statements recognize the effects of the changes in the currency's acquisition power up to December 31, 2002, following the restatement method established in Technical Resolution 6. Decree 664/03 of the Executive Power and Resolution 441/03 of the CNV suspended the preparation of financial statements in constant currency units as from March 1, 2003. On the other hand, generally accepted accounting principles discontinued the restatement of financial statements in constant currency units as from September 30, 2003 in line with Resolution MD 41/03 of the CPCECABA. The variation of the domestic wholesale price index –established for restatement of financial statements in constant currency units- between January 1 and September 30, 2003, was not significant.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

3. BREAKDOWN OF THE MAIN CAPTION OF THE CONSOLIDATED FINANCIAL STATEMENTS

3.1 Cash and banks

	..06-30-07....	.12-31-06....
Cash	364,980	171,003
Checks to be deposited	28,030	5,416
Banks	86,148,934	35,148,220
Total	**86,541,944**	**35,324,639**

3.2 Investments

	..06-30-07....	.12-31-06....
Government bonds, corporate bonds and shares	1,415,530	4,805,649
Time deposits	3,156,521	85,147,550
Total	**4,572,051**	**89,953,199**

3.3 Trade accounts receivable

	..06-30-07....	.12-31-06....
Debtors	178,490,703	165,072,382
Debtors supported with notes	77,200	
Related companies	2,601,578	11,865,278
Less: Allowance for doubtful accounts (schedule E)	(1,048,803)	(1,061,472)
Total	**180,120,678**	**175,876,188**

3.4 Other receivables

	..06-30-07....	.12-31-06....
Current		
Credit tax balance	25,804,935	35,632,346
Prepaid expenses	6,354,868	5,229,707
Shareholders	914,520	2,754,000
Related companies	761,061	10,692,705
Advances to customs agents	772,566	1,074,906
Advances to suppliers	440,825	538,436
Advances to employees	989,327	788,211
Prepaid expenses	20,455,858	448,705
Miscellaneous	4,425,280	9,761,247
Total	**60,919,240**	**66,920,263**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Non-Current		
Credit tax balance	3,385,053	
Minimum deemed income	3,067,362	
Miscellaneous	1,765,751	
Related companies	9,877,456	10,402,398
Total	**18,095,622**	**10,402,398**

3.5 Inventories

	..06-30-07....	...12-31-06....
Finished products	5,687,016	1,271,704
Products for resale	775,370	23,175,843
Materials, raw materials and production in process	74,652,074	67,398,019
Advances to suppliers	21,687,595	6,044,074
Goods in transit	14,010,572	3,162,754
Goods under construction	6,075,332	
Less: Allowance for obsolescence of inventories (schedule E)	(712,231)	(1,011,741)
Total	**122,175,728**	**100,040,653**

3.6 Trade accounts payable

	..06-30-07....	...12-31-06....
Suppliers	86,704,021	48,237,261
Suppliers supported with notes	1,325,305	
Related companies	48,755,893	77,342,085
Total	**136,785,219**	**125,579,346**

3.7 Loans

	..06-30-07....	...12-31-06....
Current		
Bank and financial	36,165,010	32,805,380
Related companies	12,822,600	
Advances in current account	16,273,786	17,798,066
Other	8,548,400	
Financial leasing contract	202,802	153,333
Total	**74,012,598**	**50,756,779**
Non-current		
Bank and financial	19,399,272	58,740,125
Related companies	12,822,600	
Other	8,548,400	
Financial leasing contract	243,043	387,764
Total	**41,013,315**	**59,127,889**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

3.8 Advances from clients

	..06-30-07....	...12-31-06....
Common	77,606,442	103,814,599
Total	**77,606,442**	**103,814,599**

3.9 Taxes

	..06-30-07....	...12-31-06....
Current		
Income tax accrual net of credit balance	6,853,580	2,399,414
Other taxes	2,672,115	649,034
Total	**9,525,695**	**3,048,448**
Non-current		
Income tax deferral - Decree No. 22.021	4,357,830	4,357,830
Deferred tax liabilities (note 4)	7,313,152	3,129,179
Total	**11,670,982**	**7,487,009**

3.10 Other liabilities

	..06-30-07....	...12-31-06....
Current		
Dividends payable	309,916	4,569,264
Related companies	42,865,298	88,793,117
Royalties payable	822,234	708,671
Miscellaneous	3,418,343	4,471,565
Total	**47,415,791**	**98,542,617**
Non-current		
Related companies	45,322,880	46,555,632
Total	**45,322,880**	**46,555,632**

3.11 Other income, net

	..06-30-07....	...12-31-06....
Recovery of expenses	3,700	605,080
Gain from sale of property, plant and equipment	31,789	125,243
Sale of securities	(964,350)	(32,211)
Sale of materials and other		1,079,181
Remission of the debt of Socotherm Spa. a Socotherm Angola Ltd.	6,099,767	
Royalties	528,219	1,628,103
Bad debtors		(1,181,427)
Miscellaneous	(956,384)	181,699
Total	**4,742,741**	**2,405,668**

The report of August 10, 2007 is submitted in a separate document

DELOITTE & Co. S.R.L.

4. INCOME TAX

The consolidated equity balance of the net deferred tax (liabilities) and of June 30, 2007 and December 31, 2006 is as follows:

Detail	...06-30-07....	...12-31-06....
Intangible assets -Preoperative expenses	(3,857,184)	(3,751,497)
Property, plant and equipment, inventories and current investments	(2,698,415)	(1,166,854)
Non-deductible allowances	398,979	350,984
Exchange differences	(214,684)	
Non-deductible royalties	(241,624)	
Accumulated losses		1,153,630
Miscellaneous	(700,224)	284,558
	(7,313,152)	**(3,129,179)**

The charge for income tax is as follows:

	...06-30-07....	...12-31-06....
Income tax determined	(7,989,677)	(3,170,051)
Variation of deferred tax	(4,183,973)	(2,045,685)
	(12,173,650)	**(5,215,736)**

The reconciliation between accounting and tax result is as follows:

	...06-30-07....	...12-31-06....
Income for the year before income tax	51,331,511	10,409,056
Tax determined (current rate applied for income tax: 35%)	(17,966,029)	(3,643,170)
Subtotal	(17,966,029)	(3,643,170)
Permanent differences	5,792,379	(1,572,566)
Tax determined	**(12,173,650)**	**(5,215,736)**

5. BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES AND PAYABLES AS OF JUNE 30, 2007 ACCORDING TO MATURITY

Classification of balances of current investments, receivables and payables is as follows:

5.1 Current investments

Within 3 months	4,572,051
Total current investments	**4,572,051**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

5.2 Receivables

a) Total amount of past due receivables:

Within 3 months	139,638,162

b) Total amount of receivables with no specific due date	19,902,532

c) Total amount of receivables to become due:

Within 3 months	52,699,421
Between 3 and 6 months	29,848,606
More than 1 year	18,095,622
Total receivables	**260,184,343**
Total current investments and receivables	**264,756,394**

5.3 Payables (except loans and non-current accruals)

a) Total amount of payables with no specific due date	**4,867,944**

b) Total amount of payables to become due:

Within 3 months	186,930,028
Between 3 and 6 months	77,569,982
Between 6 and 9 months	9,510,037
Between 9 and 12 months	847,025
Between 1 and 2 years	33,063,294
Between 2 and 3 years	15,953,712
Between 3 and 4 years	7,976,856
Total payables to become due	**331,850,934**
Total payables	**336,718,878**

Payables do not accrue interest nor are they subject to any adjustment clauses, except for those detailed in note 13 to the individual financial statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

5.4 Loans

Total amount of loans to become due:

Within 3 months	25,802,282
Between 3 and 6 months	28,384,464
Between 6 and 9 months	9,407,876
Between 9 and 12 months	10,417,976
Between 1 and 2 years	41,013,315
Total loans	**115,025,913**

Loans accrue interest at an annual average rate of 10%.

6. TAX LAWSUITS - SOCOTHERM BRASIL S.A.

Socotherm Brasil S,A, (subsidiary company through Socobras Participações Ltda,) had tax lawsuits filed as of June 30, 2007 and December 31, 2006 in an approximate amount of 7,970,000 and 6,415,000, respectively, which the legal and tax advisors have classified as having a "possible" outcome and have not been classified as of year/period end. The Company management and the legal and tax advisors as well have considered that all existing contingencies at period/year-end have been adequately provisioned.

7. TRANSLATION OF THE FINANCIAL STATEMENTS INTO ENGLISH

The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina which vary in certain significant respects from accounting principles generally accepted in the United States of America. The financial statements have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

SCHEDULE A

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

PROPERTY, PLANT AND EQUIPMENT

	Original values					Depreciation					
								Of period			
	Balance at beginning of year	Acquisition Section 33 Corporation law	Increases (2)	Disposals and transfers	Balance at end of period	Accumulated at beginning of year	Rates (3)	iDisposals	Amount	Accumulated at end of period	Resulting net
Buildings	20,637,097		1,162,892	240,116	22,040,105	4,580,095	3		1,297,245	5,877,340	16,162,765
Facilities	55,170,362		1,778,721	137,438	57,086,521	5,748,425	(3)		1,174,862	6,923,287	50,163,234
Vehicles	4,605,549		721,319	(217,205)	5,109,663	3,320,941	(3)	(21,755)	389,663	3,688,849	1,420,814
Furniture and fixtures	7,805,532		2,192,601		9,998,133	4,905,983	10		683,227	5,589,210	4,408,923
(1) Machinery and tools	183,926,498		9,340,713	29,675,355	222,942,566	66,779,251	(3)		7,431,617	74,210,868	148,731,698
In transit			3,415,290		3,415,290						3,415,290
Works in process	36,048,874		8,124,420	(38,118,687)	6,054,607						6,054,607
TOTAL 06-30-2007	**308,193,912**		**26,735,956**	**(8,282,983)**	**326,646,885**	**85,334,695**		**(21,755)**	**10,976,614**	**96,289,554**	**230,357,331**
TOTAL 12-31-2006	**148,690,137**	**107,203,594**	**52,313,898**	**(13,717)**	**308,193,912**	**69,626,598**			**15,708,097**	**85,334,695**	**222,859,217**

(1) Includes computing equipment
(2) Includes translation effect
(3) Depreciation rates have been determined in accordance with the estimated useful life of each item

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE B

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

INTANGIBLE ASSETS

	Original values				Amortization			Resulting
	Balance at beginning of year	Acquisition Section 33 Corporation law	Increases (1)	Balance at end of year	Accumulated at beginning of period	Of period Amount	Accumulated at end of period	net
Patents and brands	209,799		3,062	212,861	209,799		209,799	3,062
Goodwill	37,064,196		136,283	37,200,479				37,200,479
Pre-operating expenses	25,317,965		4,402,057	29,720,022	14,599,403	3,557,252	18,156,655	11,563,367
TOTAL 06-30-07	62,591,960		4,541,402	67,133,362	14,809,202	3,557,252	18,366,454	48,766,908
TOTAL 12.31-06	19,114,517	7,612,503	35,864,940	62,591,960	9,586,065	5,223,137	14,809,202	47,782,758

(1) Includes translation effect

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE C

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

INVESTMENTS

	06-30-07	12-31-06
NON-CURRENT INVESTMENTS		
Xante S.A. **(1)**	6,755,999	6,047,635
Investment in Sociedad de Garantía Recíproca	2,241,256	2,234,121
Risk funds of Garantizar S.G.R.	4,794,054	4,496,925
TOTAL	**13,791,309**	**12,778,681**

(1)

Principal activity	Date	Minimum capital	Loss for the period	Shareholders' Equity	Percentage of share in the capital
Industrial	09/30/06	1,449,980	(2,536,298)	44,715,853	23 %

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE E

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

ALLOWANCES AND RESERVES

	Balance at beginning of year	Increases (1)		Decreases (6)	Balance at end of period	Balance at end of year
Deducted from assets						
Allowance for obsolescence of inventories	1,011,741	4,292	(2)	(303,802)	712,231	1,011,741
Reserve for doubtful accounts	1,061,472	36,291	(3)	(48,960)	1,048,803	1,061,472
TOTAL 06-30-07	**2,073,213**	**40,583**		**(352,762)**	**1,761,034**	
TOTAL 12-31-06	**2,642,898**	**317,698**		**(887,383)**		**2,073,213**
Included in liabilities						
Allowance for labor lawsuits	2,830,287	544,393	(4)		3,374,680	
Other		4,473,546	(5)		4,473,546	2,830,287
TOTAL 30-06-07	**2,830,287**	**5,017,939**		**-**	**7,848,226**	
TOTAL 31-12-06	**754,424**	**3,280,556**		**(1,204,693)**		**2,830,287**

(1) Includes translation effect
(2) Charged to obsolescence of inventories of Schedule H
(3) Charged to miscellaneous of Schedule H
(4) Charged to labor lawsuits of Schedule H
(5) Charged to fines and surcharges of Schedule H
(6) Use of reserve

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE F

SOCOTHERM AMERICAS S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

COST OF SALES

	...06-30-07...	...06-30-06...	
Inventories at beginning of year	101,106,140	79,245,599	(1)
Purchases	152,206,720	84,058,880	
Manufacturing expenses (schedule H)	109,250,534	56,822,790	
Holding results	81,894	537,177	
Inventories at end of period	(122,887,959)	(70,935,532)	
COSTO DE VENTAS	**239,757,329**	**149,728,914**	

(1) Includes the effect of translation

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE H

SOCOTHERM AMERICAS S.A.
CONSOLIDATED INFORMATION REQUIRED BY SECTION 64.b) OF THE CORPORATION LAW
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(presented in comparative form - in pesos)

	Manufacturing expenses	Selling expenses	Administration expenses	Total
Payroll and social security charges	35,874,265	1,679,893	5,442,652	42,996,810
Personnel contracted	2,586,771		12,525	2,599,296
Bonus to personnel	105,296			105,296
Spare-parts and repairs	6,559,742	58,811	285,482	6,904,035
Supplies	8,651,701	17,381	72,937	8,742,019
Rents, taxes and services	15,765,833	138,698	489,464	16,393,995
Fees and compensation for services	4,860,698	54,792	3,440,827	8,356,317
Travel expenses	1,279,129	1,341,886	838,200	3,459,215
Royalties affiliated companies	746,162			746,162
Royalties non-affiliated companies	1,526,432			1,526,432
Depreciation of property, plant and equipment	10,976,614			10,976,614
Amortization of intangibles	3,557,252			3,557,252
Freight and rental of equipment	588,804	928	8,351	598,083
Advertising and subscriptions	97,561	337,941	81,690	517,192
Insurance and patents	894,026	25,577	682,713	1,602,316
Stamp tax	388,395	684	499	389,578
Fines and surcharges	4,487,701		18,380	4,506,081
Industrial security and other services	2,724,592	4,944	305,307	3,034,843
Stationery and postage	175,535	31,594	125,198	332,327
Technical assistance and research	7,002	35	286	7,323
Medical services			935,882	935,882
Third parties' services	5,066,023			5,066,023
Obsolescence of inventories	4,292			4,292
Import/ export expenses	7,553			7,553
Labor lawsuits	544,393			544,393
Miscellaneous	1,774,762	60,617	1,478,720	3,314,099
TOTAL 06-30-07	**109,250,534**	**3,753,781**	**14,219,113**	**127,223,429**
TOTAL 06-30-06	**56,822,790**	**4,093,166**	**7,487,979**	**68,403,935**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
BALANCE SHEET AS OF JUNE 30, 2007
(presented in comparison with the general balance sheet as of December 31, 2006)
(in pesos)

	....06-30-07....	...12-31-06....
ASSETS		
CURRENT ASSETS		
Cash (note 2.1)	32,605,854	7,227,743
Investments (note 2.2)	1,413,027	88,944,434
Accounts receivable (note 2.3)	72,728,949	41,160,842
Other receivables (note 2.4)	20,619,011	18,508,416
Inventories (note 2.5)	54,812,742	35,019,637
Total Current Assets	**182,179,583**	**190,861,072**
NON-CURRENT ASSETS		
Other receivables (note 2.4)	3,067,362	
Investments (note 2.2)	110,658,399	89,879,499
Property, plant and equipment (schedule A)	23,420,415	21,957,627
Intangible assets (schedule B)	41,018,122	40,170,255
Total Non-Current Assets	**178,164,298**	**152,007,381**
TOTAL ASSETS	**360,343,881**	**342,868,453**
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable:		
Payables (note 2.6)	22,170,083	19,530,669
Loans (note 2.7)	18,976,588	6,348,731
Payroll and social security charges	2,760,430	1,303,269
Taxes (note 2.8)	1,004,656	117,210
Advances from clients		83,108
Other (note 2.9)	41,817,538	68,983,403
Total Current Liabilities	**86,729,295**	**96,366,390**
NON-CURRENT LIABILITIES		
Trade accounts payable:		
Loans (note 2.7)	243,043	387,764
Taxes (note 2.8)	9,248,429	6,827,397
Other (note 2.9)	45,351,521	46,555,632
Total payables	54,842,993	53,770,793
Allowances and reserves (schedule E)	470,752	470,752
Total Non-Current Liabilities	**55,313,745**	**54,241,545**
TOTAL LIABILITIES	**142,043,040**	**150,607,935**
SHAREHOLDERS´ EQUITY		
(as per respective statement)	**218,300,841**	**192,260,518**
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	**360,343,881**	**342,868,453**

Notes 1 through 16 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
STATEMENT OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(presented in comparison with the statement of operations for the six-month period ended June 30, 2006 - in pesos)

	......06-30-07......	.....06-30-06.....
Net sales	90,510,326	63,515,914
Cost of sales (schedule F)	(63,038,715)	(58,145,103)
Gross Profit	27,471,611	5,370,811
Selling expenses (schedule H)	(1,334,304)	(835,247)
Administration expenses (schedule H)	(6,216,963)	(3,972,861)
Permanent investments	13,199,980	1,826,553
Operating profit, net (note 2.10)	3,465,641	2,918,332
Financial and holding results		
Generated by assets		
Interest	2,535,336	374,553
Holding and exchange rate differences	(800,136)	537,177
Generated by liabilities		
Tax on bank debits and credits	(1,115,272)	(781,475)
Interest and financial expenses	(2,375,180)	(1,062,776)
Exchange rate differences	(2,262,127)	(860,167)
Profits before taxes	**32,568,586**	**3,514,900**
Income tax (note 5)	(7,445,638)	(1,560,707)
NET INCOME FOR THE PERIOD	**25,122,948**	**1,954,193**
Profit per share (note 1)	0.2956	0.0230

Notes 1 through 16 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

(presented in comparison with the statement of changes in shareholders' equity for the fiscal year ended December 31, 2006 and with the statement of changes in shareholders' equity for the six-month period ended June 30, 2006 - in pesos)

	..........06-30-07..........							..12-31-06...	..06-30-06..
	Shareholders contribution		Temporary	Appropriated earnings		Unappropriated	Total	Total	Total
	Capital Stock	Issuance premium	translation differences	Legal reserve	Voluntary reserve	earnings			
Balances at beginning of year	**85,000,000**	**88,285,529**	**4,473,776**	**4,910,754**	**1,351,967**	**8,238,492**	**192,260,518**	**110,469,384**	**110,469,384**
Distribution of cash dividends (1)						(3,913,466)	(3,913,466)		
Legal and voluntary reserve (1)				391,347	3,933,679	(4,325,026)			
Distribution of cash dividends (2)								(30,000,000)	
Capital increase (note 10)								103,285,529	(30,000,000)
Variation of the period/year			4,830,841				4,830,841	678,672	1,057,167
Net income for the period/year						25,122,948	25,122,948	7,826,933	1,954,193
Balance as of end of period/year	**85,000,000**	**88,285,529**	**9,304,617**	**5,302,101**	**5,285,646**	**25,122,948**	**218,300,841**	**192,260,518**	**83,480,744**

(1) Approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 13, 2007
(2) Approved by the General Shareholders' Meeting held on April 10, 2006

Notes 1 through 16 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(presented in comparison with the statement of cash flows for the six-month period ended June 30, 2006 - in pesos)

	......06-30-07....	.....06-30-06....
CHANGES IN CASH		
Cash at beginning of year	7,227,743	2,541,404
Increase in cash	25,378,111	1,258,079
Cash at end of period	**32,605,854**	**3,799,483**
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
Operating expenses		
Net income for the period	25,122,948	1,954,193
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	1,257,571	3,142,845
Amortization of intangible assets	3,557,252	2,261,785
Net value of disposals of property, plant and equipment	1,756,973	13,717
Increase of provisions	4,292	
Income tax	7,445,638	1,560,707
Permanent investments	(13,199,980)	(1,826,553)
Net changes in operating assets and liabilities		
(Increase) decrease in accounts receivable	(31,568,107)	25,309,059
Increase in advances from clients	(83,108)	
(Increase) decrease in other receivables	(5,177,957)	488,775
Increase in inventories	(19,797,397)	(758,498)
(Decrease) increase in payroll, social security charges, taxes and other	(31,049,975)	(5,044,417)
Increase (decrease) in trade payables	2,639,414	(9,065,215)
Use of reserves		(55,851)
Net cash flows provided by operating activities:	**(59,092,436)**	**17,980,547**
Investment activities		
Dividends paid	(3,913,466)	
Increase in property, plant and equipment	(4,477,332)	(3,749,324)
Increase in intangible assets	(4,405,119)	(4,476,193)
Increase in non-current investments and translation reserve	(2,748,079)	(33,096)
Decrease in current investments	87,531,407	232,253
Net cash flows used in investment activities:	**71,987,411**	**(8,026,360)**
Financing activities		
Increase (decrease) in loans	12,483,136	(8,696,108)
Net cash flows provided by financing activities:	**12,483,136**	**(8,696,108)**
INCREASE IN CASH	**25,378,111**	**1,258,079**

Notes 1 through 16 and schedules A, B, C, D, E, F, G and H are an integral part of these statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form)
(in pesos)

1. BASES OF PRESENTATION

Accounting principles applied: These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission (CNV), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) through its Resolution No 93/05, with the amendments and clarifications specifically introduced by the CNV.

Consideration of the effects of inflation: The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

Likewise, as established in the accounting standards mentioned in the first paragraph, as from the fiscal year commenced on January 1, 2006, the Company has disclosed the temporary translation difference in a specific caption of shareholders´ equity.

Main criteria on valuation, measurement of results and disclosure applied to prepare the financial statements: These criteria are as follows:

Monetary items: Cash and banks, temporary investments, receivables and payables in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the period/year. Non-current long term receivables and liabilities that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value being non-significant the differences in relation to their present values.

Assets and liabilities denominated in foreign currency: They have been valued at the rates of exchange applicable as of the end of each period/year. There are no cases of non-current long term receivables and liabilities that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated which would have therefore required the determination of present values

Allowances – deducted from assets: They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain at each period/year-end, and to cover the obsolescence of inventories.

Inventories: Finished products and products for resale, production in process and raw materials have been valued at their reproduction and replacement cost net of the allowance recorded for obsolescence.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

The values thus determined, net of the allowance for obsolescence, do not exceed, as a whole, their recoverable value.

Current investments: Units of ownership in mutual funds, government bonds and listed shares have been valued at their quoted price as of the end of the period/year, net of estimated sale expenses.

Permanent investments: The investments in subsidiary companies Soco-Ven S.A., Socotherm Argentina S.A., Socobras Participações Ltda, Socotherm West Africa Ltd, and Socotherm Angola Ltd have been valued on the equity method on the basis of the financial statements as of the end of the period/year. The investment in the subsidiary as of June 30, 2007, Socotherm USA LLC, has been valued on the equity method on the basis of a trial balance.

For determining the value of the average equity value of Soco-Ven S.A. (company that owns shares of Atlántida Socotherm S.A.), Socobras Participações Ltda (company that owns shares of Socotherm Brasil S.A.), Socotherm West Africa Ltd. (company that owns shares of Socotherm Nigeria Ltd), Socotherm Angola Ltd. and Socotherm USA LLC (company that owns shares of Socotherm Lavarge LLC), the criteria established in the second part of Technical Resolution 18 of the FACPCE were applied The issues that were taken into account for the purpose of reclassification, among other, are: a) the subsidiary operations are developed in a currency other than the Argentine peso; b) the financing of the subsidiary operations may be independent from that of the investing company; and c) the transactions with the investing company are not a high proportion of the subsidiary activities.

As of June 30, 2007 and December 31, 2006, the investment in the related company Xante S.A. has been valued at acquisition cost. The current stage of development of said company has not yet achieved its normal production and sale level. The acquisition cost does not differ significantly from the value of the investment on the equity method nor does it exceed its recoverable value.

The Company understands that it has no significant influence, that is, political power to take part in the political operating and financial decisions of the related company, due to the following reasons:

- The Company does not own a significant percentage that would allow it the necessary votes to influence the ordinary and extraordinary decisions of Xante S.A.;
- The Company has not appointed any of the Board of Directors' members of Xante S.A.;
- The Company does not participate in establishing the operating and financial policies of Xante S.A.;
- There are no significant operations between the companies;
- There is no interchange of directors or managers between the companies;

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

- There is no technical, financial or trade dependency;
- The Company has no privileged access to the information on the handling of Xante S.A.;
- The Company has no right of purchase on the shares of the remaining shareholders;
- There are no agreements allowing to transfer the management of the Company to a minority group;
- Except for the participation of the Company, the capital stock is owned by three shareholders that represent 77% of such capital. Likewise, each one of said shareholders taken individually, owns higher participation in Xante S.A. that the Company itself.

Based on the information provided by that company's Board of Directors and Management, no significant variations occurred between September 30, 2006 (date of the last audited financial statements) and June 31, 2007 (closing date of the financial statements).

As of December 31, 2006, the Company has valued at cost the contribution to the trust fund Fondo Específico de Riesgo Fiduciario "Soco-Ril" - Garantizar S.G.R. The acquisition cost vale does not significantly differ from the average equity value of the financial statements as of June 30, 2006 (date of the last audited financial statements).

The Company has valued the contribution to the risk fund of Garantizar S.G.R. at cost.

Property, plant and equipment – Original values: They have been valued at cost restated in nominal currency, as indicated in the second paragraph of this note.

Depreciation – These have been determined by applying the straight-line method over the estimated useful life of the assets.

The residual values of property, plant and equipment do not exceed, as a whole, their recoverable values.

Intangible assets - Original values: Intangible assets have been valued at cost restated in accordance with the criterion mentioned in the second paragraph of this note, net of accumulated amortization

During year 2005, a goodwill was recognized generated from the purchase of 22% of the Soco-Ven S.A. shareholding, subsidiary of Socotherm Americas S.A. arising from the higher value paid on the equity method of such shares. Such goodwill was valued at acquisition cost as established in Technical Resolutions 21 and 18.

By the end of year 2006 the Company recorded a goodwill from the purchase of 51% of the Socotherm West Africa Ltd shareholding and 49% of the Socotherm Angola Ltd shareholding, arising from the higher value paid on the equity method of such shares. Such goodwill was valued at acquisition cost according to the terms of Technical Resolutions No. 21 and No. 18. Both companies are owned by Socotherm Americas S.A. (see note 12).

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Amortization: Amortization has been calculated applying the straight line method, using the rates of the useful life assigned.

The Company has determined that the goodwill values have an indefinite useful life and are, therefore, not depreciated. The Company has budgeted positive sustainable results for the next months based on the contracts already entered into with the principal clients of the Socotherm group.

Residual values of intangible assets do not exceed, taken as a whole, their recoverable values

Income tax: The Company determines the income tax by applying the deferred tax method, This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes, and from existing tax losses and unused tax credits that may be applied to offset future taxable income computed considering the current 35% tax rate. In accordance with professional accounting standards effective during previous years, the Company considered the difference between the accounting and tax values of property, plant and equipment for the income tax arising from the restatement to constant currency, as a permanent difference for the purpose of calculating the deferred tax.

By applying the terms of General Resolution 487/06 of the National Securities Commission the Company decided not to record as a temporary difference the effects of such restatement and to continue with the criterion used to date. Consequently, in accordance with the referred resolution: (i) as of June 30, 2007, the not recorded deferred tax liability (that is, the difference between the accounting and the tax value) is 0,9 million pesos, approximately; (ii) the estimate term for its reversion is 4 to 5 years, approximately; (iii) assets and liabilities for deferred tax are measured at their nominal value; and (iv) should the initial recognition of the issue mentioned in (i) had been taken as a deferred tax liability, an estimated 0,2 million pesos gain would have been computed charged to the income tax of each year. The Company determined the tax on minimum deemed income by applying the 1% rate on computable assets at period/year-end. This tax is a complement of the income tax.

The Company´s tax obligation will coincide with the highest value arising from the determination of the tax on minimum deemed income and the tax obligation of the income tax. However, should the tax on minimum deemed income exceeds in one fiscal year the income tax payable, such excess can be computed as payment to account of any excess of the income tax payable on the tax on minimum deemed income that could arise in any of the next ten fiscal years.

Shareholders' equity accounts: Balances have been restated as indicated in the second paragraph of this note, except for the Capital stock account which has been maintained at its original value.

Statement of operation accounts: These have been maintained at nominal values, except for those representing non-monetary assets consumed and holding results, which have been determined on the basis of the restated values of such assets, and the result of permanent investments, which has been determined on the above-mentioned equity method.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Information by segments: The Company focus its operations on the anticorrosive coating industry both in the local and foreign markets. During the six-month period ended June 30, 2007, the Company has concentrated a large part of the operations on the local market. Information related to segments is disclosed in note 15.

Determination of profits per share: The basic profit per share as of June 30, 2007 and 2006 arises by dividing the results of each year by the number of shares outstanding existing to such dates.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires the Board and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts could differ from those estimates.

2. BREAKDOWN OF MAIN CAPTIONS

2.1 Cash and banks

	...06-30-07...	..12-31-06...
Cash in local currency	57,728	8
Cash in foreign currency (schedule G)	235,513	48,429
Checks to be deposited	28,030	5,416
Banks in local currency	92,360	2,553,646
Banks in foreign currency (schedule G)	32,192,223	4,620,244
Total	**32,605,854**	**7,227,743**

2.2 Investments

	...06-30-07...	..12-31-06...
Current		
Government bonds, corporate bonds and shares in foreign currency (schedule G)	1,413,027	3,796,884
Time deposits		85,147,550
Total	**1,413,027**	**88,944,434**
Non-current		
Permanent investments (schedule C)	103,623,089	83,148,452
Investment in Sociedad de Garantía Recíproca	2,241,256	2,234,122
Risk funds of Garantizar S.G.R,	4,794,054	4,496,925
Total	**110,658,399**	**89,879,499**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

2.3 Accounts receivable

	..06-30-07...	..12-31-06...
Common debtors in local currency	23,730,119	233,649
Common debtors in foreign currency (schedule G)	17,663,510	19,908,828
Trade accounts receivable in foreign currency supported with notes (schedule G)	77,200	77,200
Parent, subsidiary and related companies (note 4 and schedule G)	31,999,260	21,682,305
Less: Allowance for doubtful accounts (schedule E)	(741,140)	(741,140)
Total	**72,728,949**	**41,160,842**

2.4 Other receivables

	...06-30-07...	..12-31-06...
Current:		
Parent, subsidiary and related companies in foreign currency (note 4 and schedule G)	12,339,789	7,377,857
Advances to suppliers	207,017	
Income tax, credit balance		4,999,189
Advances to customs agents	772,566	1,074,150
Value added tax, credit balance	2,297,679	1,228,493
Advances to employees	827,127	723,317
Turnover tax, credit balance	1,814,802	1,102,441
Parent, subsidiary and related companies in local currency (note 4)	1,181,149	1,011,149
Recovery of expenses to be invoiced	220,882	448,705
Prepaid expenses	552,413	54,470
Miscellaneous	405,587	488,645
Total	**20,619,011**	**18,508,416**
Non-current		
Minimum deemed income	3,067,362	
Total	**3,067,362**	

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

2.5 Inventories

	...06-30-07...	..12-31-06...
Products for resale	775,370	502,699
Finished products	5,687,016	1,271,704
Materials, raw materials and production in process	31,709,461	26,742,092
Advances to suppliers in local currency	1,219,275	458,644
Advances to suppliers in foreign currency (schedule G)	9,059,518	5,189,548
Raw material in transit	369,005	932,893
Goods in construction	6,075,332	
Less: Allowance for obsolescence of inventories (schedule E)	(82,235)	(77,943)
Total	**54,812,742**	**35,019,637**

2.6 Trade accounts payable

	...06-30-07...	..12-31-06...
Suppliers in local currency	9,309,254	4,380,386
Payables supported with notes	1,325,305	3,546,086
Suppliers in foreign currency (schedule G)	9,305,509	9,657,083
Subsidiary and related companies (note 4 and schedule G)	2,230,015	1,947,114
Total	**22,170,083**	**19,530,669**

2.7 Loans

	...06-30-07...	..12-31-06...
Current		
Bank loan in local currency	2,500,000	2,500,000
Advances in current account	16,273,786	3,695,398
Financial leasing contract	202,802	153,333
Total	**18,976,588**	**6,348,731**
Non-current		
Financial leasing contract	243,043	387,764
Total	**243,043**	**387,764**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

2.8 Taxes

	...06-30-07...	..12-31-06...
Current		
Income tax, balance payable	847,025	
Income tax withholding payable	130,663	92,415
Turnover tax	26,968	24,795
Total	**1,004,656**	**117,210**
Non-current		
Income tax deferral - Decree No, 22,021	4,357,830	4,357,830
Deferred tax liabilities (note 5)	4,890,599	2,469,567
Total	**9,248,429**	**6,827,397**

2.9 Other liabilities

	..06-30-07...	..12-31-06...
Current		
Parent, subsidiary and related companies in foreign currency (note 4 and schedule G)	40,986,372	68,237,159
Parent, subsidiary and related companies in local currency (note 4)		28,641
Royalties payable in foreign currency (schedule G)	822,234	708,671
Miscellaneous	8,932	8,932
Total	**41,817,538**	**68,983,403**
Non-current		
Parent, subsidiary and related companies in local currency (note 4)	28,641	
Parent, subsidiary and related companies in foreign currency (note 4 and schedule G)	45,322,880	46,555,632
Total	**45,351,521**	**46,555,632**

2.10 Other income and expense, net

	...30-06-07...	..30-06-06...
Royalties	4,238,641	1,628,103
Recovery of expenses	3,700	605,080
Sale of securities	(964,350)	(32,211)
Miscellaneous	187,650	717,360
Total	**3,465,641**	**2,918,332**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

3. BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES AND PAYABLES AS OF JUNE 31, 2007 ACCORDING TO MATURITY

The breakdown of the balances of current investments, receivables and payables is as follows:

3.1 Current investments

Within 3 months	1,413,027
Total current investments	**1,413,027**

3.2 Receivables

a) Total amount of past due receivables:

Within 3 months	5,385,879
Between 3 and 6 months	413,878

b) Total amount of receivables with no specified due date — 46,041,542

c) Total amount of receivables to become due:

Within 3 months	12,399,192
Between 3 and 6 months	29,848,609
More than 1 year	3,067,362
Total receivables	**97,156,462**
Total current investments and receivables	**98,569,489**

3.3 Payables (except loans and non-current accruals)

a) Total amount of payables with no specific due date — 6,587,845

b) Total amount of payables to become due:

Within 3 months	37,649,465
Between 3 and 6 months	18,318,000
Between 6 and 9 months	4,350,372
Between 9 and 12 months	847,025
Between 1 and 2 years	30,669,382
Between 2 and 3 years	15,953,712
Between 3 and 4 years	7,976,856
Total payables to become due	**115,764,812**
Total payables	**122,352,657**

Payables do not accrue interest nor are they subject to any adjustment clauses, except for those detailed in note 13 to the individual financial statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

3.4 Loans

Total amount of loans to become due:

Between 3 and 6 months	18,976,588
Between 1 and 2 years	243,043
Total loans	**19,219,631**

Loans accrue interest at an annual average rate of 8.6%.

4. PARENT, SUBSIDIARIES AND RELATED COMPANIES AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

4.1 Balances as of June 30, 2007 and December 31, 2006 with the parent company and other subsidiary and related companies are as follows:

	...06-30-07...	...12-31-06...
Trade accounts receivable		
Socotherm S.p.A. (parent company)	128,309	127,006
Socotherm West Africa Ltd. (subsidiary company)	5,095,192	4,464,095
Atlántida Socotherm S.A. (indirectly owned company)	260,235	297,255
Socotherm Angola Ltd. (subsidiary company)	21,348,057	15,900,401
Socotherm Nigeria Ltd. (indirectly owned company)	1,278,957	515,245
Socotherm USA LLC	3,415,290	
Socotherm Latinoamericana S.A. (related company)		(90,113)
Socotherm Middle East (related company)	473,220	468,416
	31,999,260	21,682,305
Other receivables		
Socotherm Latinoamericana S.A. (related company)		1,283,138
Soco-Ven S.A. (subsidiary company)	1,181,149	1,011,149
Socobras Participações Ltda. (subsidiary company)	3,560,060	714,769
Socotherm Services Ltd. (subsidiary company)	31,287	31,287
Socotherm Angola (subsidiary company)	1,440,540	176,787
Socotherm Brasil S.A. (indirectly owned company)	7,307,902	5,171,876
	13,520,938	8,389,006

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Trade accounts payable		
Socotherm Latinoamericana S.A. (related company)		1,058,900
Atlántida Socotherm S.A. (indirectly owned company)		175,269
Socotherm Brasil S.A. (indirectly owned company)	222,863	384,860
Socobras Participações Ltda. (subsidiary company)		82,157
Socotherm West Africa Ltda. (subsidiary company)	92,570	180,107
Socotherm S.p.A. (parent company)	1,914,582	65,821
	2,230,015	1,947,114

	...06-30-07...	...12-31-06...
Other payables		
Current		
Socotherm Latinoamericana S.A. (related company)		1,682,408
Socotherm Argentina S.A. (subsidiary company)		28,641
Socotherm S.p.A. (parent company)	40,986,372	66,554,751
	40,986,372	68,265,800
Non-current		
Socotherm S.p.A. (parent company)	43,716,223	45,001,773
Socotherm Services Ltd. (subsidiary company)	1,606,657	1,553,859
Socotherm Argentina S.A. (subsidiary company)	28,641	
	45,351,521	46,555,632

4.2 Transactions with the parent company and other subsidiary and related companies:

	...06-30-07...	...12-31-06...
Sales to Socotherm S.p.A.		22,077
Sales to Socotherm Nigeria Ltd.	1,693,822	
Sales to Atlántida Socotherm S.A.	9,144	24,039
Sales to Socotherm West Africa Ltda.	720,398	1,071,795
Sales to Socotherm USA LLC	3,409,697	
Sales to Socotherm Middle East		192,222
Sales to Socotherm Angola Ltd.	9,610,783	6,233,880
Sales to Socotherm Brasil S.A.	3,722,001	3,916,540
Purchases to Socotherm S.p.A.	3,612,693	1,347,151
Parchases to Socotherm Latinoamericana S.A.		857,733
Purchases to Socotherm West Africa Ltda	91,224	
Purchases to Socotherm Brasil S.A.	244,056	94,698

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

5. INCOME TAX

Total temporary differences as of June 30, 2007 and December 31, 2006 represent net liabilities for deferred tax of 4,890,599 and 2,469,567, respectively.

The Company has recorded an allowance for income tax as of June 30, 2007 of 5,024,606 which is shown in Current tax liabilities (net of advances and withholdings).

The breakdown of net deferred tax liabilities as of June 30, 2007 and December 31, 2006 is as follows:

Detail	...06-30-07...	...12-31-06...
Intangible assets – Pre-operating expenses	(3,857,184)	(3,751,497)
Fixed assets, inventories and current investments	(1,217,710)	(752,024)
Undeductible allowances	398,979	350,984
Exchange rate differences	(214,684)	(203,044)
Undeductible royalties		732,384
Specific accumulated losses		1,153,630
Deferred tax liabilities	(4,890,599)	(2,469,567)

The charge for income tax is as follows:

	...06-30-07...	...12-31-06...
Income tax determined	(5,024,606)	-
Deferred tax variation	(2,421,032)	(1,560,707)
	(7,445,638)	(1,560,707)

The reconciliation between accounting and tax result is as follows:

	...06-30-07...	...12-31-06...
Income of the year before income tax	32,568,586	3,514,900
Income tax effective rate 35%	(11,399,005)	(1,230,215)
Subtotal	(11,399,005)	(1,230,215)
Permanent differences	3,953,367	(330,492)
Tax determined	(7,445,638)	(1,560,707)

6. BUENOS AIRES PROVINCE REVENUE BUREAU

On September 22, 2000, the Revenue Bureau of the Province of Buenos Aires notified Socotherm Americas S.A. (ex-Soco-Ril S.A.) of the initiation of a summary proceeding as a consequence of the Company's alleged lack of compliance with Turnover tax obligations for fiscal periods 1998 to February 2000. On October 5, 2001, in due time and manner, the Company filed its reply, rejecting the claim.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Subsequent to such date, the Revenue Bureau of the Province of Buenos Aires notified Socotherm Americas S.A. (ex-Soco-Ril S.A.) of the initiation of a summary proceeding as a consequence of the Company's alleged lack of compliance with Turnover tax obligations for fiscal periods 1995 to 1998. On October 29, 2001, in due time and manner, the Company filed its reply, rejecting the claim,

In December 2001 the Buenos Aires Province Revenue Bureau established, at its own initiative, an assessment with regard to the fiscal obligations corresponding to the turnover tax for the periods January 1995 to February 2000, in the amount of 3,430,490 (nominal value). It is to be noted that this amount does not include interest or fines. On January 17, 2002, the Company filed an appeal against such assessment with the Tax Court of the Buenos Aires Province.

In this regard, it is to be noted that both management and tax advisors consider that the category in which the Company was registered for tax purposes is correct; therefore, no accrual has been recorded in relation to this claim. For the above reasons, the Company will carry out the necessary measures to enforce the rights to which it is entitled.

7. CAPITAL STOCK

As of June 30, 2007 the capital stock is 85,000,000 and is fully subscribed, paid-in and registered with the Public Registry of Commerce.

The capital stock for the last two years and for the last quarter ended June 30, 2007 is as follows:

	06/30/07	12/31/06	12/31/05
Common, registered shares n/v $ 1 and 5 vote per share	70,000,000	70,000,000	70,000,000
Common, class B, registered shares n/v $ 1 and 1 vote per share (see Note 10)	15,000,000	15,000,000	-
Total	**85,000,000**	**85,000,000**	**70,000,000**

8. AGREEMENT WITH TENARIS

In the Board of Directors' Meeting held on November 4, 2003, the General Manager of the Company informed the terms and conditions and the scope of the strategic alliance worldwide agreed upon by Socotherm S,p,A, and its directly and indirectly owned companies, and the Tenaris Group.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

9. MAIN CHARACTERISTICS OF THE RISK FUNDS OF GARANTIZAR S.G.R.

On December 29, 2005 and December 25, 2006, the Company entered into the contracts to contribute to the risk fund with Garantizar S.G.R. by which it acquired shares for 2,000,000 and 2,350,000, respectively, assuming the capacity as protecting partner of Garantizar. These contributions will generate a financial yield equivalent to the remaining contributions to the Risk Funds as a consequence of the investment.

The Company will annually assign 25% of the return to be accrued as gross yield derived from the return of investments made with the assets of the fund. Likewise, as administrator of its participation in such funds, the Company will pay annual anticipated fees for 2.5% on the available balance of the contribution.

10. PUBLIC OFFER OF SHARES – PRESENTATION OF THE PROSPECTUS TO THE NATIONAL SECURITIES COMMISSION (CNV) – NOTICE OF SUBSCRIPTION

The Ordinary and Extraordinary Shareholders' Meeting held on April 28, 2006 decided:

- The joining of the Company to the Public Offer of Shares Regime and the approval to request the authorization for public offer of all its capital stock in the National Securities Commission (CNV) and to quote in the Buenos Aires Stock Exchange (BCBA). To comply with such decision, such Meeting also decided that the Company's Board will determine the convenience of joining the Public Offer of Shares regime in accordance with the results arising from the "book-building" process carried out for the placement of shares;

- To approve an increase of the Company's capital stock of 20,000,000 through the issuance of 20,000,000 common Class B registered shares of 1 (one) vote each and $ 1 (one peso) nominal value per share, to be placed in public subscription in the Argentine Republic and abroad in conformity with the applicable regulations

On November 1, 2006, the Company published in the Official Gazette the subscription of 15,000,000 new common Class B registered shares of 1 (one) vote each and $ 1 (one peso) nominal value per share (the "New Shares") to be placed in public offer (the "Offer") authorized by the Buenos Aires Stock Exchange (the "CNV") in its Resolution No. 15,491, in accordance with the terms and conditions that are included in the information prospectus of the New Shares.

The Company's subscription of shares closed on November 9 with a price of $ 7.3 pesos per share.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

11. LIMITATIONS ON APPROPRIATION OF INCOME

Under the by-laws, the Corporations law and CNV regulations, 5% of the income of the year added the adjustments of prior years should be transferred to the Legal Reserve, until the reserve is 20% of the adjusted capital.

12. ACQUISITION OF THE SHARES OF SOCOTHERM WEST AFRICA LTD. (SCWA) AND SOCOTHERM ANGOLA LTD. (Socotherm Angola).

On April 28, 2006 the Company´s Ordinary and Extraordinary Meeting of Shareholders decided to earmark US dollars 18,000,000 from the funds obtained through the placement of class B shares mentioned in note 10 to purchase shares of (1) SCWA, which controls Socotherm Nigeria Ltd. by means of an agreement for syindication of shares with other shareholders, and shares of (2) Socotherm Angola owned by Socotherm SpA (parent company). The negotiation of the terms and conditions for the purchase of such shares was delegated to the Board.

On July 28, 2006 the Company´s shareholders informed that the technical assessments carried out to determine the value of 51% of SCWA shares and 49% of Socotherm Angola shares were higher than the value previously assessed. The shareholders considered the results of the technical assessments and the opinions of the Audit Committee and concluded that the difference of value was reasonable. To date, Socotherm Angola was awarded the "Saxi Batuque" contract that will substantially improve its financial position, which must have been taken into account by the shareholders at the time of approval of purchase amount. Consequently, the shareholders authorized the Company´s Board to negotiate the purchase of both companies´ shareholdings in a total amount of US dollars 21,000,000 net of taxes. By the end of 2006 the Company acquired the shares and, to the date of these financial statements, the pertinent payment is pending.

13. CANCELLATION OF DIVIDENDS DUE TO SHAREHOLDERS – CHANGE OF DUE DATES OF PROMISSORY NOTES

The Company´s Board approved in the Meeting held on May 30, 2006, the cancellation of dividends in the amount of 39,677,959 due to shareholders through the issuance of the payment instruments that follow, in proportion to the amount owed: (1) Socotherm SpA: 5 promissory notes, according to the following amounts and due dates: (i) US$3,858,600,84 due on June 1, 2007, (ii) US$ 3,651,000,84 due on June 1, 2008, (iii) US$ 3,443,400,84 due June 1, 2009, (iv) US$ 3,235,800,84 due on June 1, 2010, and (v) US$ 435,727,44 due on June 1, 2011; and (2) Socotherm Services Ltd,: 5 promissory notes, according to the following amounts and due dates: (i) US$ 133,734,16 due on June 1, 2007, (ii) US$ 126,814,16 due on June 1, 2008, (iii) US$ 119,894,16 due on June 1, 2009, (iv) US$ 112,974,16 due on June 1, 2010, and (v) US$ 93,541,97 due on June 1, 2011.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

These notes will accrue 6.92% annual interest, which is included in the above-mentioned amounts.

The Company's Board decided in the meeting held on October 13, 2006, to change the due dates of the promissory notes, taking into account the recommendations of the organizing banks as regards the authorization for the public offer of shares, agreed that the first due date will be January 2, 2009 and the next four due dates will be every six months the last one to be due on January 2, 2011.

Consequently, it was proposed to cancel the promissory notes given to Socotherm SpA and Socotherm Services Ltd, as decided in the Board meeting held on May 30, 2006, and issue in favor of the shareholders the promissory notes that follow, with a clause not to the order, denominated in US dollars, such notes having added to their amount an interest calculated at an annual rate of 6,92625% (that is, LIBOR as of 05.30.06 [5,42625%] + 1.5%) on the balances and up to the respective due dates, as follows: (1) Socotherm SpA: 5 promissory notes, with the following amounts and due dates: (i) US$ 4,739,755,29 due on January 2, 2009, (ii) US$ 2,827,165,57 due on July 1, 2009, (iii) US$ 2,745,047,39 due on January 2, 2010, (iv) US$ 2,654,335,44 due on July 1, 2010, and (v) US$ 2,569,352,68 due on January 2, 2011; and (2) Socotherm Services Ltd,: 5 promissory notes, with the following amounts and due dates: (i) US$ 186,223,49 due on January 2, 2009, (ii) US$ 111,078,44 due on July 1, 2009, (iii) US$ 107,852,04 due on January 2, 2010, (iv) US$ 104,288,00 due on July 1, 2010, and (v) US$ 100,949,05 due on January 2, 2011.

14. CREATION OF THE PROGRAM OF OPTIONS OF SOCOTHERM AMERICAS S,A, SHARES FOR DIRECTORS AND EMPLOYEES OF THE SOCOTHERM GROUP

The Extraordinary Meeting of Shareholders held on September 25, 2006 approved a program of incentives by granting options for subscription of shares to certain members of the Board and to employees of the companies directly or indirectly owned by Socotherm SpA (parent company). Under such program, 3,000,000 New Shares were earmarked to the functioning of the program, of which 2,700,000 New Shares will be used to exercise the options awarded to the beneficiaries of the program of incentives called "Program of Options of Socotherm Américas S.A. shares for Directors and employees of the Socotherm Group" (the "Program"). The remaining 300,000 New Shares will be at the disposal of the Board together with the capacity to issue the shares.

The shareholders propose (i) the options for subscription of the New Shares awarded to the beneficiaries under the Program shall be given for no consideration; (ii) the New Shares to be issued under the Program, as a consequence of exercising the options by the beneficiaries, should be subscribed at the price of subscription paid by investors in the New Shares (7.3 per share) and, (iii) that, in compliance with company regulations effective in the Argentine Republic, the life of the Program is established in two years commencing on April 28, 2006 date in which the Meeting of Shareholders was held. To the date of these financial statements no beneficiary has exercised its option. On the other hand, the Company's management and Board members as well as its financial advisors, consider that as of such date there are no significant differences between de price of subscription (7.3 per share) and the market value.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

15. INFORMATION BY SEGMENTS AS OF JUNE 30, 2007

a) Primary segments: of

Information	Internal coatin	Business segments External coatin	Othe	Totals
Sale	12.951.39	50.545.40	27.013.53	90.510.32
Net	2.850.19	6.191.91	16.080.83	25.122.94
Assets assigned to the	51.562.67	201.233.69	107.547.51	360.343.88
Liabilities assigned to the	20.325.35	79.323.80	42.393.88	142.043.04
Additions of fixed	93.45	300.30	1.533.09	1.926.85
Depreciation of fixed assets of the	103.27	503.07	651.22	1.257.57

b) Secondary segments: geographic

	Geographic segments (clients' basis)		
Information	Domestic market	Exports	Tota
Sale	75.250.09	15.260.23	90.510.32

16. TRANSLATION OF THE FINANCIAL STATEMENTS INTO ENGLISH

The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina which vary in certain significant respects from accounting principles generally accepted in the United States of America. The financial statements have been translated into English for the convenience of foreign readers, They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE A

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

PROPERTY, PLANT AND EQUIPMENT

	06-30-07										12-31-06
	Original values				Depreciation					Resulting net	Resulting net
	Balance at beginning of year	Additions	Disposals and Transfers	net at end of period	Accumulated at beginning of year	Of disposals	Of the period: Rates %	Of the period: Amount	Accumulated at end of period		
Buildings	10,430,534	412,151	240,116	11,082,801	2,876,432		(2)	116,138	2,992,570	8,090,231	7,554,102
Installations	7,758,965	117,183	137,438	8,013,586	2,855,129		(2)	130,551	2,985,680	5,027,906	4,903,836
Vehicles	921,243	67,331	(21,755)	966,819	881,856	(21,754)	(2)	44,700	904,802	62,017	39,387
Furniture / fixtures (1)	4,101,790	205,732		4,307,522	3,751,489		(2)	198,242	3,949,731	357,791	350,301
Machinery / tools	54,606,440	1,124,460	467,463	56,198,363	46,121,908		(2)	767,940	46,889,848	9,308,515	8,484,532
Works in process	625,469	2,550,475	(2,601,989)	573,955						573,955	625,469
TOTAL 30-06-07	78,444,441	4,477,332	(1,778,727)	81,143,046	56,486,814	(21,754)		1,257,571	57,722,631	23,420,415	
TOTAL 31-12-06	73,062,524	5,395,634	(13,717)	78,444,441	50,104,824			6,381,990	56,486,814		21,957,627

(1) Includes computing equipment
(2) Rates calculated on the basis of the estimated useful life of each item

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE B

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

INTANGIBLE ASSETS

	06-30-07							12-31-06
	Original values			Amortization				
	Balance at beginning of year	Additions	Balance at end of year	Accumulated at beginning of year	Of period Amount	Accumulated at end of period	Resulting net	Resulting net
Patents and trademarks	209,799	3,062	212,861	209,799		209,799	3,062	-
Goodwill (note 1)	29,451,693		29,451,693				29,451,693	29,451,693
Pre-operating expenses	25,317,965	4,402,057	29,720,022	14,599,403	3,557,252	18,156,655	11,563,367	10,718,562
TOTAL 06-30-07	54,979,457	4,405,119	59,384,576	14,809,202	3,557,252	18,366,454	41,018,122	
TOTAL12-31-06	19,114,517	35,864,940	54,979,457	9,586,065	5,223,137	14,809,202		40,170,255

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE C
(Page 1 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

INVESTMENTS

Type of investment	30-06-07 Class	Nominal value	Number	Book value	31-12-06 Book value
NON-CURRENT INVESTMENTS					
Soco-Ven S.A.	Common	1	1,864,303	11,793,577	11,269,864
Socobras Participações Ltda.	Units of ownership	1	2,945,505	35,514,453	29,222,969
Socotherm Argentina S.A.	Common	1	45,000	33,401	33,826
Socotherm West Africa Ltd.	Common	1	30,824,400	37,791,286	36,423,604
Socotherm Angola Ltd.	Units of ownership	1	325,772	7,154,873	150,554
Socotherm USA LLC	100% of the units of ownership			4,579,500	
Xante S.A. (see schedule C of the consolidated financial statements)				6,755,999	6,047,635
Total				103,623,089	83,148,452

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE C
(Page 2 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

INVESTMENTS

Type of investment	Information on the issuer					
	Main activity	As per last financial statement				
		Date	Nominal capital	Profit (loss) for the year	Shareholders' equity	Percentage held in the capital stock
Soco-Ven S.A.	Industrial	30/06/07	2,330,379	435,032	14,741,971	80
Socobras Participações Ltda.	Industrial	30/06/07	13,201,739	4,802,366	35,518,005	99.99
Socotherm Argentina S.A.	Industrial	30/06/07	50,000	-	37,112	90
Socotherm West Africa Ltd.	Industrial	30/06/07	60,440,000	2,084,313	74,100,561	51
Socotherm Angola Ltd.	Industrial	30/06/07	664,840	14,259,326	14,601,780	49
Xante S.A.	Industrial	30/09/06	1,449,980	(2,536,298)	44,715,853	23
Socotherm USA LLC	Industrial	30/06/07	4,579,500	-	4,579,500	100

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE E

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

ALLOWANCES AND RESERVES

Items	06-30-07 Balance at beginning of year	06-30-07 Increases	06-30-07 Decreases	06-30-07 Balance at end of year	12-31-06 Balance at end of year
Deducted from assets					
Allowance for obsolescence of inventories	77,943	4,292 (1)		82,235	77,943
Reserve for doubtful accounts	741,140			741,140	741,140
TOTAL 06-30-07	**819,083**	**4,292**	**-**	**823,375**	
TOTAL 12-31-06	**857,042**	**75,792**	**(113,751)**		**819,083**
Included in liabilities					
Reserve for lawsuits and contingencies	470,752			470,752	470,752
TOTAL 06-30-07	**470,752**	**-**	**-**	**470,752**	
TOTAL 12-31-06	**458,174**	**12,578**	**-**		**470,752**

(1) Charged to manufacturing expenses of schedule H.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE F

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

COST OF SALES

	...06-30-07...	...06-30-06...
Inventories at beginning of year	35,097,580	23,461,226
Purchases	52,507,321	30,474,054
Manufacturing expenses (schedule H)	30,328,791	27,895,378
Holding results	-	537,177
Inventories at end of period	(54,894,977)	(24,222,732)
COST OF SALES	63,038,715	58,145,103

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

ASSETS DENOMINATED IN FOREIGN CURRENCY

	06-30-07				12-31-06		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	USD	45,641	3.053	139,341	USD	16,025	48,429
	€	19,598	4.1298	80,936			
	Reales	10,141	1.5024	15,236			
Banks	USD	10,171,097	3.053	31,052,359	USD	1,172,275	3,542,617
	€	276,009	4.1298	1,139,864	€	270,353	1,077,627
Current investments							
Units of ownership in mutual funds	USD	462,832	3.053	1,413,027	USD	1,256,414	3,796,884
Trade accounts receivable							
Common and supported with documents	USD	5,810,911	3.053	17,740,710	USD	6,613,510	19,986,028
Parent, subsidiary and related companies	USD	10,841,251	3.053	31,999,260	USD	7,174,820	21,682,305
Other receivables							
Parent, subsidiary and related companies	USD	4,041,857	3.053	12,339,789	USD	2,391,874	7,228,243
	€				€	37,535	149,614
Inventories							
Advances to suppliers	USD	2,067,953	3.053	6,313,461	USD	1,567,868	4,738,097
	€	633,100	4.1298	2,614,577	€	62,870	250,600
					C.Da	133,949	71,555
	Sw. F	51,456	2.4969	128,480	Sw. F	52,215	129,296
Total Current Assets and Assets				104,977,040			62,701,295

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE G
(Page 2 of 2)

SOCOTHERM AMERICAS S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2007
(presented in comparative form - in pesos)

LIABILITIES DENOMINATED IN FOREIGN CURRENCY

	06-30-07				12-31-06		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
LIABILITIES							
CURRENT LIABILITIES							
Trade accounts payable							
Suppliers	USD	2,953,347	3.093	9,134,703	USD	3,153,848	9,657,083
	€	40,822	4.1842	170,806			
Parent, subsidiary and related companies	USD	101,983	3.093	315,433	USD	614,400	1,881,293
	€	457,574	4.1842	1,914,582	€	16,296	65,821
Other liabilities							
Parent, subsidiary and related companies	USD	13,251,333	3.093	40,986,372	USD	21,658,780	66,319,186
					€	474,851	1,917,973
Royalties payable	USD	265,837	3.093	822,234	USD	231,440	708,671
Total Current Liabilities				53,344,130			80,550,027
CURRENT LIABILITIES							
Other liabilities							
Parent, subsidiary and related companies	USD	14,653,372	3.093	45,322,880	USD	15,204,321	46,555,632
Total Non-Current Liabilities				45,322,880			46,555,632
Total Liabilities				98,667,010			127,105,659

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SCHEDULE H

SOCOTHERM AMERICAS S.A.
DETAIL OF EXPENSES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(INFORMATION REQUIRED BY SECTION 64 SUB-SECTION b) OF LAW No. 19550
(presented in comparison - in pesos)

Items	06-30-07			
	Manufacturing expenses	Selling expenses	Administrative expenses	Total
Payroll and social security charges	11,439,372	762,625	3,050,499	15,252,496
Personnel contracted	1,240,009		12,525	1,252,534
Spare-parts and repairs	3,048,693	32,092	128,366	3,209,151
Supplies	6,077,364	16,637	67,780	6,161,781
Rents, Taxes and Services	474,063	27,482	331,618	833,163
Fees and compensation for services	161,246	33,456	1,529,851	1,724,553
Depreciation of property, plant and equipment	1,257,571			1,257,571
Amortization of intangible assets	3,557,252			3,557,252
Travel expenses	191,408	323,001	681,892	1,196,301
Royalties subsidiary companies	583,975			583,975
Freight	176,296	928	8,351	185,575
Advertising and subscriptions	96,135	104,495	78,023	278,653
Insurance and patents	110,562	7,371	127,761	245,694
Stamp tax	665	684	499	1,848
Fines and surcharges	14,155		9,836	23,991
Industrial safety and other services	850,404	4,944	133,494	988,842
Stationery and postage	60,293	20,554	56,182	137,029
Technical assistance	1,467	35	286	1,788
Obsolescence of inventories	4,292			4,292
Miscellaneous	983,569			983,569
TOTAL 06-30-07	**30,328,791**	**1,334,304**	**6,216,963**	**37,880,058**
TOTAL 06-30-06	**27,895,378**	**835,247**	**3,972,861**	**32,703,48**

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

INFORMATIVE SUMMARY OF THE FINANCIAL STATEMENTS ENDED JUNE 30, 2007

The level of activity for the six-month period resulted as expected. Socotherm Americas is currently working with a high level of occupancy in all its plants worldwide. Eight large projects are being executed for Gas and Oil to supply two of the three largest production areas in the world (Western Africa and Latin America). We would mention as a significant issue that the Angola operation started production by mid March 2007.

Significant Events - 1st six-month period

In the Escobar plant of Argentina, during February 2007, it was successfully concluded the coating of approximately 38 km of pipes internally coated with a high performance anti-corrosive Tuboscope® system for offshore applications. This coating was applied on pipes fabricated by Tenaris being its final destination the offshore production wells of the "Agbami" project that the American oil company Chevron Texaco is currently building in Nigeria. Other contract which is worth mentioning is the one awarded together with Tenaris by the Consorcio Petrolero Enap Sipetrol Argentina S.A. - YPF S.A., which refers to the supplying of around 24 km of piping to be installed in the Strait of Magallanes. The purpose of this project is to repair and/or replace an interconnection oil pipeline in the waters of the Strait of Magallanes in an amount of 5 million US dollar, approximately. The coating was made on pipes manufactured by Tenaris (Siderca) and consisted in applying a thermal isolating system together with an especial coating of strengthen concrete on 24 km of 8" diameter steel piping.

In March 2007, two important contracts were awarded. The first one, originated in the Angolan subsidiary, refers to a contract of 16 million US dollars, approximately, for the Malongo Terminal Oil Export (MTOE) project that belongs to Chevron Texaco, to be carried out in the Angolan Sea waters. This contract was entered into with the British firm Corus, one of the biggest European manufacturers of steel pipes and includes the application of strengthened concrete coating on 29 km of 42" diameter steel pipes to be installed in the Republic of Angola. The second award, originated in Argentina, is an important contract for the North Sea and is included in the development project of the offshore Ptarmigan & Shelley fields, operated by the Canadian firm Oilexco North Sea Limited in British waters, amounting to 5.5 million US dollars, approximately, and consists in applying a thermal isolating system on 42 km of steel pipes.

In April 2007, the Company was awarded two significant contracts in two of the South American subsidiaries. One in Venezuela, where the contract subscribed is for applying high density polyethylene anticorrosive external coating on 460 km of steel pipes that will become part of the new distribution network of Gas Natural Vehicular Venezolana (GNV), consisting of around 500 new GNV stations. The other awarding is executed in Brazil, through our SOCOTHERM Brasil subsidiary, where 25 million US dollars were subscribed in new contracts for applying coating on 400 km of large diameter steel pipes for the new gas pipeline of the so-called PLANGAS, which the government of Brazil launched recently to be put into production by Petrobras.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

In May 2007, the Standard & Poor's Ratings Services changed our institutional classification to 'raBBB+' thus modifying the previous "Creditwatch" review status, given on October 9, 2006, that has negative implications and changed the Company trend to stable.

During June 2007, through the Atlantida Socotherm subsidiary, we were awarded a contract amounting to 19 million US dollars, approximately, by the state-owned oil firm PDVSA for applying coating on 135 km of large diameter steel piping, included in the Barbacoa-Margarita Stage II project.

In July 2007, a contract of 11 million US dollars, approximately, was awarded referred to the offshore field of the Cuu Long basin in the Southern China Sea (Vietnam), operated by the Hoan Vu Joint Operating Company. The contract mainly implies the application of a thermal isolation system and especial coating of strengthened concrete on 51 km of 10" diameter steel piping manufactured in Japan.

Summary of the Results Structure
(Consolidated statements of operations for the six-month period ended June 30, 2007 and 2006).

Results Structure ($)		
	06.30.07	06.30.06
Net sales	312,179,092	171,555,667
Cost of sales	(239,757,329)	(149,728,914)
Gross Income	72,421,763	21,826,753
Marketing expenses	(3,753,781)	(4,093,166)
Administration expenses	(14,219,113)	(7,487,979)
Ordinary Operating Results	54,448,869	10,245,608
Financial and holding results	(7,860,099)	(2,242,220)
Other income and expenses	4,742,741	2,405,668
Ordinary Net Result	51,331,511	10,409,056
Extraordinary income	-	-
Subtotal	51,331,511	10,409,056
Income tax	(12,173,650)	(5,215,736)
Participation of third parties	(14,034,913)	(3,239,127)
Net income	25,122,948	1,954,193

Income for Sales was $ 312 million as of June 30, 2007 in comparison with $ 172 million as of June 30, 2006.

The principal projects in execution during the six-month period for the deep water oil market were: PDET (of the Petrobrás company with destination to the Bahía de Campos, Brazil) in our Brazil plant and the Escobar (Argentina) project (of the Oilexco North Sea Limited firm to be executed in the North Sea in the British coast). The activity levels of the Company regular trend of business remained as expected for the period. In addition, the Saxi Batuque Project in the Angola plant and the Akpo Project in our Nigeria plan continued in execution as from the first quarter of year 2007.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.


Net Sales ($/000)
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
312.179
171.556
1er Semestre de 2006
1er Semestre de 2007


Sales per Client
Tenaris; 45%
Resto; 55%


Sales per Application
Onshore; 35%
Offshore; 65%

Production costs were $ 240 million, approximately, as of June 30, 2007 and $ 150 million as of June 30, 2006 representing an increase of $ 90 million. This increase is principally due to evolution of sales, which increased 82%. We would also mention that the gross margin increased 82%, that is, from 12.72% in June 2006 to 23.20% in June 2007.

Administrative expenses increased $ 6.8 million from one period to the other, $ 4.5 million of which is from the Africa operation and the remaining part from the already mentioned higher activity.

As an additional issue, we would mention that the West Africa operations contributed an income for sales of $ 51 million and EBITDA of $ 10 million, approximately. The Angola operations contributed $ 42 million of income for sales and EBITDA of $15 million.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.


EBITDA on Sales
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
12,94%
23,62%
1er Semestre de 2006
1er Semestre de 2007

Financial results increased $ 5.6 million going from $ 2.2 million as of June 30, 2006 to $ 7.8 million as of June 30, 2007. This increase originated in the accrual of interest for the non-current debt supported by notes with Socotherm SpA., added the financial results of West Africa for $ 3.2 million.

Income tax increased $ 6.9 million, from $ 5.2 million as of June 30, 2006 to $ 12.1 million as of June 30, 2007.


Net result ($/000)
30.000
25.000
20.000
15.000
10.000
5.000
0
1.954
25.123
1er Semestre de 2006
1er Semestre de 2007

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Summary of the Equity Structure
(General Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006)

Equity Structure ($)	06.30.07	12.31.06
Current assets	454,329,641	468,114,942
Non-current assets	311,011,170	293,823,054
Total	765,340,811	761,937,996
Current liabilities	353,737,614	386,232,712
Non-current liabilities	105,855,403	116,000,817
Subtotal	459,593,017	502,233,529
Participation of third parties in subsidiary companies	87,446,953	67,443,949
Shareholders' equity	218,300,841	192,260,518
Total	765,340,811	761,937,996

Reasons for the most significant equity variations from December 2006 and June 2007 are:

Current Assets decreased by $ 13,785,301.

Below are explanations on certain lines of current assets:

Cash and Banks increased $ 51.2 millions principally due to:

- increases in Argentina for $ 25.4 million, approximately;
- increases in Brazil for $ 21 million, approximately;
- decreases in Nigeria/West Africa for 7.8 million, approximately;
- increases in Atlántida Socotherm for $ 3.6 approximately;
- increases in Angola for $ 2 million, approximately.

Time deposits in Argentina produced an increase of $ 87 million (see decrease in **Current Investments**).

Reasons for the principal disposals are as follows:

- payment to Socotherm SpA. of $ 24.6, approximately, canceling up to the 4th installment of the participations in Nigeria and Angola (see decrease in **Other Liabilities**);
- payment to Socotherm Brasil of $ 1.6 million , approximately , to cancel trade payables;
- payment of dividends for $ 3.7, approximately;
- payment of customs' services for $ 11 million;
- payments to foreign suppliers for supply of raw material and spare parts for $ 36 million, approximately.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Cancellations with affiliated and/or subsidiaries were to comply with exchange regulations that require trade payable due abroad to be cancelled. This occurs to release funds and pay the installments engaged for the acquisition of the West Africa operations.

In respect of **Current Investments** in Argentina, time deposits existing as of December 2006 decreased by $ 87 million, approximately.

Accounts Payable increased **$ 4,244,490**:

In Argentina, the above-mentioned increase relates with works of the Tenaris group for $ 20.2 million, approximately. On the other hand, a decrease of $ 8.2 million was recorded in the Brazil operation, the decrease in the receivables account being in line with the disposal of advances to clients. We would also mention that, towards the end of the six-month period, it started the invoicing to Socotherm USA for the equipment of the plant under construction is such subsidiary. As of closing of the six-month period $ 3.4 million were still to be collected.

No significant variations were recorded in **Other Receivables** during the first six-month period of the year.

Following is an analysis of the increase in **Inventories** for **$ 22,135,075**:

The main reason is the $ 19.8 million increase in Argentina related to the production valued at closing of the six-month period for the concrete works ended during July 2007.

Non-Current Assets increased $ 17,188,116.

This rise results from the increases for purchase of fixed assets less depreciation of the period. We would mention that the higher increase occurred in the Angola plant due to the termination of the initial investments for commencement of the operations.

There was an increase in **Other Receivables** of $ 7,693,221 due to higher tax balances for $ 3.0 million in Argentina and $ 3.4 million in Brazil, being the most significant variations of this caption.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.


Assets Evolution ($/million)
1.000,00
900,00
800,00
700,00
600,00
500,00
400,00
300,00
200,00
100,00
0,00
468,10
454,33
492,80
311,01
06/07
12/06
Corriente
No Corriente

Current Liabilities decreased $ 32,495,098.

Trade payables increased **$ 11,205,873** principally as the result of cyclical purchases in our Nigeria operation for $ 12.0 million.

Loans recorded a positive variation of **$ 23,255,819** due to the short-term financing increase in Argentina for $ 12.0 million for funding of Working Capital resulting from the higher activities level of the last quarter. In addition, there was a reclassification from Non-Current to Current in our Nigeria operation as it had elapsed the term in which a portion of the structured loans had to be recognized as Non-Current.

Advances to Clients decreased **$ 26,208,157**:

Such decrease results from the application in Brazil of $ 14.7 million, approximately, and a decrease in West Africa of $ (15,500,000), approximately.

Other Liabilities decreased **$ 51.126.826.**

The main reason for such decrease is a lesser operation in Argentina of $ 24.5 million, approximately, as a consequence of having paid the first four installments to Socotherm Spa for the purchase of the Nigeria and Angola operations. At the same time, this subsidiary recorded a decrease of $ 3.7 million due to the payment of dividends for fiscal year 2006.

Finally, a write-off was recorded for reclassification of Deferred Income in Socotherm West Africa that is shown as Operating Income in the period for the remaining amount.

Non-Current Liabilities has a decrease of $ **10,145,414.**

The reclassification in **Non-Current Loans** for $ 18.8 million is one of the principal variations, which was explained above in **Current Loans.**

Also, an increase of $ 4.2 million was recorded in **Non-Current Tax Liabilities,** due to the accrual of Deferred Taxes.

Finally, an increase of $ 4.6 million was recorded in **Provisions for Contingencies** in Socotherm Angola for the Saxi Batuke Project.


Evolution of Shareholders´ Equity
($/000)
300.000
250.000
200.000
150.000
100.000
50.000
0
192.260
218.301
12/06
06/07

Ratios:

1. Current Assets/Current Liabilities
2. Net Shareholders´ Equity/Total Liabilities
3. Non-Current Assets/Total Assets
4. Profits and losses for the Period/Average Shareholders´ Equity

	06.30.07	**12.31.06**
Liquidity (1)	1.28	1.21
Solvency (2)	0.48	0.38
Capital immobilization (3)	0.41	0.39
	06.30.07	**06.30.06**
Profitability (4)	0.12	0.02

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Prospects

Profits and losses recorded in the second quarter of the year reflect the strength and satisfactory activity level of our operations.

The price of energy commodities such as oil and natural gas has maintained levels that produce the same push on the demand of coated tubular products, as compared with the first quarter of the year.

Both drilling and piping production activities have maintained high demand levels, and investments in power projects continue an upward trend in almost all production areas world-wide.


Global Economics and Energy
Population
GDP
Energy Demand

Projects in traditional areas have a high level of activity pushing the demand of coated pipes, both of production and conveyance. Therefore, there is a significant increase in levels of consumption as compared with equal period of the previous fiscal year.

In the sphere of offshore hydrocarbon production projects, activity levels continue the positive trend, which pushes the demand for thermal isolation systems, this being a segment in which the Company has outstanding technology and enjoys a remarkable position.


Global GDP and Energy Demand
Energy Demand

Our prospects in respect of the current international energy scenario are focused on the future energy demand levels and the positive data shown in the indicators that measure the projected investment level of the different market in which the Company operates, that is Argentina, Brazil, Venezuela, Angola, Nigeria. Our prospects are also focused on the new markets where the Company has made and/or plans to make investments for starting new coating operations, such as the USA, Canada, Mexico and the Caribbean area.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

The market of coating for seamless pipes, both locally and externally, has been pushed as a consequence of large investments in the development of old fields, in the commencement of new oil and gas fields and in the growing demand levels of markets such as Venezuela, North Africa, the Asian South-East and the Gulf of Mexico.

In Nigeria we continued the pipe coating operations for the AKPO project, being its completion estimated for December 2007. Other contracts are also undergoing the negotiation process and it is awaited that they will be executed during the current year.

The new Angola plant, which started operating in March, is currently fully executing the Saxi-Batuque (Exxon-Mobil) project. Operations included in the Tombua Landana and Malongo Terminal Oil Export projects, for US$ 17 million and US$ 11 million, respectively, both operated by the oil company Chevron, will start during the second six-month period of the current year. In line with the outstanding investments estimated for the next years, Angola will be one of the biggest growing markets of the offshore industry world-wide.

In the USA works for construction of the new coating plant (Channel View-Houston) are in full execution. These new installations will start operations during the second six-month period of 2007. This market has a high level of investments in infrastructure, both in gas and oil onshore transportation lines as in offshore field production projects, this situation being highly favorable for the new coating plant due to its strategic localization.

In South America, the execution of significant infrastructure projects for gas and oil transportation has originated high levels of activity in our Argentina and Brazil plants and a significant activity increase in the Venezuela plant.

Finally, all our installations in Argentina are operating at full capacity due to the sustained level of demand for our products in the Argentine oil market, increasing exports of coated pipes to several markets and the gas transportation projects currently in production.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

SOCOTHERM AMERICAS S.A.
ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2007 REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS
(in pesos)

1. There have been no changes in the specific legal regimes that would imply any contingent weakness or revival of benefits according to such dispositions that have not been explained in the financial statements of Socotherm Americas S.A..

1. No circumstances occurred during the period that significantly affect the comparison with those presented in previous periods or that could affect such comparison with the financial statements that will be presented in future years:

2. Classification of receivables and payables according to dates:

   Classification of receivables and payables according to dates are detailed in note 3 to the individual financial statements.

3. Classification of receivables and payables so as to recognize the financial effects arising from its maintenance:

Receivables:

a) I.	Accounts in local currency	
	Subject to adjustment clauses	
	Not subject to adjustment clauses	35,076,703
II.	Accounts in foreign currency	
	Subject to adjustment clauses	
	Not subject to adjustment clauses	62,079,759
	TOTAL	**97,156,462**
b) I.	Balances that accrue interest	
II.	Balances that do not accrue interest_	97,156,462
	TOTAL	**97,156,462**

Payables

a) I.	Accounts in local currency	
	Subject to adjustment clauses	
	Not subject to adjustment clauses	42,905,278

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

II.	Accounts in foreign currency	
	Subject to adjustment clauses	
	Not subject to adjustment clauses	98,667,010
	TOTAL	**141,572,288**
b) I.	Balances that accrue interest	45,322,880
II.	Balances that do not accrue interest	96,249,408
	TOTAL	**141,572,288**

5. Subsidiaries and affiliated companies

The participations in the capital and in total votes of subsidiaries and affiliated companies are detailed in the cover and in note 4 to the individual financial statements of Socotherm Americas S.A.

Balances as of June 30, 2007 are as follows:

RECEIVABLE

Company7	Socotherm S.p.A.	Socotherm Brasil S.A.	Socobras Participacoes Ltda.	Atlantida Socotherm S.A.	Socoven S.A.	Socotherm West Africa Ltda.	Socotherm Nigeria Ltda.	Socotherm Angola Ltda.	Socotherm USA LLC	Socotherm Middle East	Socotherm Services Ltda.	Totales
Corrientes												
Moneda Extranjera												
2°			2.672.145						3.415.290			6.087.435
No Corrientes												
Moneda Extranjera												
Sin	128.309	7.307.902	887.915	260.235		5.095.192	1.278.957	22.788.597		473.221	31.287	38.251.615
Moneda Nacional												
Sin					1.181.149							1.181.149
Total	128.309	7.307.902	3.560.060	260.235	1.181.149	5.095.192	1.278.957	22.788.597	3.415.290	473.221	31.287	45.520.199
Devenga Intereses												
No devenga intereses	128.309	7.307.902	3.560.060	260.235	1.181.149	5.095.192	1.278.957	22.788.597	3.415.290	473.221	31.287	45.520.199
Total	128.309	7.307.902	3.560.060	260.235	1.181.149	5.095.192	1.278.957	22.788.597	3.415.290	473.221	31.287	45.520.199
Con clausula de Ajuste.												
Sin clausula de Ajuste.	128.309	7.307.902	3.560.060	260.235	1.181.149	5.095.192	1.278.957	22.788.597	3.415.290	473.221	31.287	45.520.199
Total	128.309	7.307.902	3.560.060	260.235	1.181.149	5.095.192	1.278.957	22.788.597	3.415.290	473.221	31.287	45.520.199

PAYABLE

COMPANY	Socother S.p.A.	Socother Brasil S.A.	Socotherm Africa	Socother Argentina	Socother Services Ltda.	Totale
Corriente						
Moneda						
Sin plazo	1.914.582	222.863	92.570			2.230.015
1° Trim.	18.600.000					18.600.000
2° Trim.	18.600.000					18.600.000
3° Trim.	3.786.372					3.786.372
No Corrientes						
Moneda						
Sin plazo	25.456.543				889.239	26.345.782
Entre 1 y 2 años	10.584.385				415.857	11.000.242
Entre 1 y 2 años	7.675.295				301.561	7.976.856
Moneda						
Sin plazo				28.641		28.641
Tota	86.617.177	222.863	92.570	28.641	1.606.657	88.567.908
Devenga	41.301.008				1.606.657	42.907.665
No devenga	45.316.169	222.863	92.570	28.641	0	45.660.243
Tota	86.617.177	222.863	92.570	28.641	1.606.657	88.567.908
Con clausula de						
Sin clausula de	86.617.177	222.863	92.570	28.641	1.606.657	88.567.908
Tota	86.617.177	222.863	92.570	28.641	1.606.657	88.567.908

4. There are no trade accounts receivable or loans against Directors, members of the Supervisory Committee or their relatives up to second grade inclusive.

5. Stocks of inventories have been determined on the basis of permanent records of stocks, which have been checked and adjusted with the results of the physical counts made on a rotation basis along the year and with the general inventories at the end of each year.

   There are no significant restricted assets along the time.

6. Current value used for valuation of raw materials or factors of production have been obtained in price lists, purchase orders and requirements to suppliers. The production cost of finished products arises from a cost system that is monthly adjusted as regards raw material and manpower prices.

   Fixed assets have been valued as mentioned in note 1 to the individual financial statements of Socotherm Americas S.A.

7. There are no fixed assets that have been technically re-valued.

8. There are no fixed assets, obsolete spare parts and/or materials or having slow rotation for which an allowance has not been recorded.

9. Participations in other companies do not exceed the limits established in section 31 of the Corporation Law number 19,550.

10. To determine the recoverable values used as limit of accounting valuation, the following criteria have been applied:

    - Inventories: net realization value
    - Fixed assets: economic use value
    - Intangible assets: economic use value

11. Insurance covering intangible assets:

Assets insured	Risk	Amount in USD	Book value (pesos)
Planta Escobar	All operating risks	9,260,764	22,225,401
Planta Alsina	All operating risks	4,906,580	208,718
Planta Campana	All operating risks	2,661,793	924,280
Merchandise	All operating risks	1,353,913	775,350
Automobiles	Total damages and civil liabilities	165,322	62,017

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

14. The costs and expenses reported by the legal advisors were taken into account for contingent reserves. The analysis and aging of receivables to the date of the financial statements were taken into account for the reserve for bad debtors.

15. There are no contingent situations to the date of the individual financial statements with other than a remote possibility of occurrence and which equity effects were not accounted for.

16. There are no irrevocable advance payments to account of future subscriptions.

17. There are no unpaid accumulative dividends of preferred shares.

18. See Note 11 to the Individual Financial Statements.

The report of August 10, 2007 is submitted in a separate document
DELOITTE & Co. S.R.L.

Deloitte.

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma de
Buenos Aires, Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com/ar

AUDITORS' REPORT

(Limited review)

(Translation into English of the Auditors' report originally issued in Spanish)

To the President and Directors of
Socotherm Americas S.A.

Identification of the financial statements subject to the limited review

a) We have examined the accompanying balance sheets of Socotherm Americas S.A. (mentioned as "Socotherm Americas S.A." or "the Company") as of June 30, 2007 and the related statements of operations, changes in shareholders' equity and cash flows for the six-month period then ended, including the complementary information contained in notes 1 through 16 (note 1 includes a description of the principal accounting policies used in preparing the attached financial statements) and schedules A,B,C,E,F,G and H.

b) Our review included the consolidated balance sheets of the Company and subsidiaries as of June 30, 2007 and the related statements of operations and cash flows for the six-month period then ended, including the complementary information contained in notes 1 through 6 and schedules A,B,C,E,F, and H.

The individual and consolidated financial statements and the other complementary information are presented in comparison with the information arising from the individual and consolidated financial statements and complementary information as of December 31, 2006.

The statements of operations, changes in shareholders' equity and cash flows mentioned in paragraphs a) and b) and the complementary information therein contained are presented in comparison with the information arising in the respective statements and complementary information for the six-month period ended June 30, 2007.

These financial statements are the responsibility of the Company's Board of Directors in accordance with accounting standards effective in Argentina. This responsibility includes: (1) designing, implementing and maintaining an adequate internal control system for the reasonable preparation and presentation of financial statements so that they do not include significant distortions arising from errors, omissions or irregularities; (ii) selecting and applying appropriate accounting policies; and (iii) making all reasonable estimates in the circumstances. Our responsibility is to issue our report thereon based on our examination performed with the scope mentioned in chapter 2 of this report.

1. **Scope of the work**

a) Except for the issues mentioned in point b) of this chapter, our review was limited to applying the procedures established in audit standards effective in the Argentine Republic, established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the City of Buenos Aires, for the limited review of interim periods financial statements. Such standards establish a scope that is substantially lesser than the application of all the audit procedures necessary to issue a professional opinion on the financial statements taken as a whole. These standards on the limited review consist, basically, in applying analytical procedures on the amounts included in the financial statements, in making global verifications and inquiries to the personnel of the Company responsible for preparing the information included in the financial statements. Consequently, we do not express an opinion on the financial position of the Company as of June 30, 2007, the results of its operations, evolution of the shareholders' equity and fund flows for the six-month period then ended.

b) The investment in Xante S.A. (related company) as of June 30, 2007 has been valued at cost of acquisition. The financial statements of Xante S.A. as of September 30, 2006 -last ones issued to the date of this report- have been examined by other independent professional who have issued their report without qualifications on November 14, 2006. The investment in the company represents 2% of the Company's total assets as of June 30, 2007. The fact of not having examined their financial statements implied a limitation in the scope of our audit work on the Company's financial statements.

3. **Report**

On the basis of the work performed, as detailed in chapter 2, with the limitation mentioned in point b) of such chapter, which did not include all the procedures necessary to allow us to express and opinion on the reasonableness of the financial statements subject to review, taken as a whole, we are in conditions to inform that:

a) the financial statements of the Company mentioned in chapter 1 take into account all the significant facts and circumstances we have been aware of; and

b) we have no other observation to make on the financial statements referred to above.

With respect to the figures of the year ended December 31, 2006 and to the six-month period ended June 30, 2007, which are presented for comparison purposes as mentioned in chapter 1 of this report and that we verified they arise from the respective financial statements:

a) our audit report on the financial statements for the year ended December 31, 2006 was issued on March 9, 2007 with a favorable opinion and an undetermined qualification with respect to the situation described in chapter 3 of Prior clarifications of such report;

b) our limited review report on the financial statements for the six-month period ended June 30, 2007 was issued on August 11, 2007 with the observations and comments described in chapter 3 of Prior clarifications of such report.

4. **Special information required by current legal regulations**

a) The figures of the financial statements referred to in chapter 1 agree with the accounting records of the Company, which are still to be copied in the legal books.

b) The financial statements are shown in accordance with the provisions of Law No, 19,550 and General Resolution No. 368/01 of the National Securities Commission,

c) We have also reviewed the Informative Summary as of June 30, 2007 required by General Resolution 368/01 of the National Securities Commission and the Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations to such date about which we have no observations to make within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the National Pension Plan System as of June 30, 2007, amount to $ 1,086,746.42, which are not due as of that date.

Buenos Aires, August 10, 2007.

DELOITTE & Co. S.R.L.

TRADUCCIÓN PÚBLICA – PUBLIC TRANSLATION

SOCOTHERM AMERICAS – Serving the energy transportation industry. ----

----

PRESS RELEASE. --

REPORT ON THE RESULTS AS OF DECEMBER 31, 2006 – -------------

4TH QUARTER. ---

INFORMATION SUBJECT TO A REVISION. --------------------------------

----

Buenos Aires – Argentina, February 9th, 2007 – Socotherm Americas, Listed on the Buenos Aires Stock Market and regional leader in the coatings application on steel pipes, does hereby inform its Results (subjected to revision) pertaining to the 4th Quarter and Net Worth pertaining to the accounting period ended on 12/31/2006.---

This publication has information purposes and has been issued for the sole purpose to keep investors informed of the preliminary results on the basis of the presentation of the 4th consolidated quarter of its controlling firm Socotherm Spa listed in Milan —S.T.A.R. segment. -------------------------------

----

Consolidated Profit and Loss Account – Income Statement ($/000) ----------

	As of 06/30/06	As of 09/30/06	As of 12/31/06
Net Sales	**171,556**	**245,242**	**337,826**
Sales cost	(149,729)	(221,420)	(299,858)
Gross Profit	**21,827**	**23,822**	**37,968**

Marketing Expenses	(4,093)	(5,655)	(6,119)
Administration Expenses	(7,488)	(12,946)	(20,186)
Other Net Income and Expenses	2,406	4,055	4,120
Net Financial Results	(2,243)	(4,464)	(3,580)
Profit before Tax	**10,409**	**4,812**	**12,203**
Tax	(5,216)	(2,935)	(352)
Third Party Share	(3,239)	(340)	(4,023)
Net Profit	**1,954**	**1,537**	**7,828**
E.B.I.T.D.A. (%)	**12.9%**	**10.0%**	**10.9%**

Consolidated Profit and Loss Account – Income Statement ($/000) ---------

	3rd QUARTER	4th QUARTER
Net Sales	**73,686**	**92,584**
Sales cost	(71,691)	(78,438)
Gross Profit	**1,995**	**14,146**
Marketing Expenses	(1,562)	(464)
Administration Expenses	(5,458)	(7,240)
Other Net Income and Expenses	1,649	65
Net Financial Results	(2,221)	(884)
Profit before Tax	**- 5,597**	**7,391**
Tax	2,281	2,583
Third Party Share	2,899	(3,683)
Net Profit	**-417**	**6,291**
E.B.I.T.D.A. (%)	**3,0%**	**13.5%**

Summary of a Consolidated Balance Sheet ($/000) ------------------------------

	12/31/05	12/31/06
Total Current Assets	197,473	464,580
Total Non Current Assets	116,302	293,962
Total Assets	313,775	758,542

Total Current Liabilities	140,855	458,435
Total Non-current Liabilities	7,460	40,403
Total Liabilities	148,315	498,838
Net Assets including minority interest	165,460	259,704

Activity Levels. --

Coating of Welded Pipes. --

Sales have increased at a much more steady rhythm with respect to the previous quarter due to the beginning of some Infrastructure Projects for the gas market in our plants at Valentín Alsina (Argentina) and Pindamonhangaba (Brazil), such as TGS and Pluspetrol and for the Off Shore market the Moho Bolondo project in Pindamonhangaba. Furthermore, there was an increase in the demand for coated pipes in Venezuela by PDVSA for important projects such as the Barbacoa-Margarita. --

----

Seamless Pipe Coating. ---

The demand has kept steady as to anticorrosive coatings for our plants at Escobar and Campana, while for the deep waters market the production of the PDET Project started in our plant of Ubú (Brazil) and Akpo in the Nigeria Plant. The new Plant in Angola will start its productive stage in the month of March with the beginning of the Saxi Batuque project (Exxon-Mobil). ----------

As additional information we must mention that the West Africa operations added in the last quarter of the fiscal year, contributed with an Income based on its Sales of $13.8 million and an EBITDA of approximately $1.97 million. --

With respect to costs, a clear improvement can be seen in the third quarter due to the easing of the different operative problems which cropped up in Brazil already mentioned and duly explained.---

----

Net Worth Summary. ---

From the point of view of the net worth it is important to highlight the incorporation of the holding of Socotherm West Africa (51%) $ 52,990,000 and Socotherm Angola (49%) $ 10,598,000 in the Non Current Assets and the availability originated by the inflow of money of the public offer $105,657,645 in Current Assets, while the issue of Shares $ 15,000,000 and the pertaining Premium of $ 88,285,529 was registered under the Net Worth. As a counterpart of the assets registration for the new companies, the Current Liabilities were increased for the documented debt in favor of Socotherm Spa $ 63,588,000 due to the BCRA´s denial to authorize the money order in foreign currency for the total cancellation of the contracted obligations due to the purchase of the companies in Angola and Nigeria.-----------------------------

We state once more that the information detailed herein above has been prepared on the basis of a non audited Preliminary Statements of Accounts which have not yet been approved by the Company´s Board of Directors. ---

After this communiqué we shall issue an additional one where the date, hour and telephone numbers for the explanatory Telephone Conference of the results mentioned in these presents will be informed. -----------------

----

Socotherm Americas is a firm listed in the Buenos Aires Stock Market and

was founded in Argentina in 1989. Currently, it is the regional leader in the application of coatings on steel pipes and has been using world cutting edge technology in the field of heat insulation systems for undersea premises. The company owns at present three industrial plants in Argentina, one plant in Venezuela, two plants in Brazil, from where it provides the systems of anticorrosive protection, heat insulation and coatings of reinforced concrete for the most important markets all around the world. ----------------------------

----

CONTACT: **Carlos Collia** – (Illegible signature) CFO – In charge of Market Relations. --

SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar ---

----

SOCOTHERM AMERICAS – Serving the energy transportation industry.---

PRESS RELEASE. --

SOCOTHERM AMERICAS OBTAINS A NEW CONTRACT FOR A PROJECT IN THE SOUTHERN ATLANTIC WATERS. -------------------

SOCOTHERM AMERICAS has celebrated an important contract together with Tenaris with reference to the supply of some 24 km of pipe to be installed in the waters of the Magallanes strait by the Oil Consortium "Enap Sipetrol Argentina S.A." – YPF S.A.. It is about a

MARGARI
Traductora
FOLIO 2
MATRICU

repairing and/or replacement project of an inter connection oil pipeline in the waters of the Magallanes strait for an approximate value of 5 Million Dollars, pertaining to the steel pipes coating to be manufactures for the Tenaris Siderca firm. The contract implies the application of a thermal insulation system and a special reinforced concrete coating on some 24 km of steel 8" diameter pipes. ---

The coating operations are planned to be carried out during the second quarter of 2007.--

----

Buenos Aires, Argentina, February 6, 2006.---

Socotherm Americas, which is listed on the Buenos Aires Stock Market, and is the world leader in coatings application on steel pipes, continues in this way to accompany the existing oil operations in the Southern Atlantic waters by means of the supply of a special pipes protection system to be installed in a region where the climatic conditions are one of the most critical ones of the planet. --

This is not the first contract that relates Tenaris and Socotherm Americas in the joint supply of steel pipes, thermal insulation and concrete coatings destined for projects in the hard waters of the Southern Basin. Other contracts have been previously executed by Socotherm America for projects of the Enap Sipetrol Argentina S.A. – YPF S.A. oil consortium. ----------------------------

"The high quality and reliability of our coating systems are a guaranty to our clients since they ensure a suitable protection for their investment, above all in the Magallanes strait where the submarine premises operate under extreme

MARGARI
Traductor
FOLIO
MATRIC

or thermal insulation and coatings of reinforced concrete for the most important markets all around the world.--

----

CONTACT: Carlos Collia (illegible signature) – CFO – In Charge of Market Relations – SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar --

----

SOCOTHERM AMERICAS – Serving the energy transportation industry.--

PRESS RELEASE. --

INFORMATIVE TELEPHONE CONFERENCE ABOUT BALANCE SHEET AS OF 09/30/06.---

SOCOTHERM AMERICAS S.A. does hereby inform that on Monday 12/04/2006 at 10,00 a.m. an explanatory Telephone Conference shall take place on the Balance Sheet as of 09/30/2006. --

Furthermore, we hereby inform that the lines contracted for the above mentioned Telephone Conference have a limited capacity of 40 participants, therefore, please confirm your interest to participate sending us a mail to: -------

- collia@socotherm.com.ar. --
- veninip@socotherm.com.ar. --

For telephone confirmations please dial 03488493592 up to 5:30 p.m.-------

You dial the following numbers: --

A. MOSCHETTI
Pública - Inglés
15 - TOMO IX
LA Nº 2358

- 0800-333-0310 – Code 1200. --
- 0800-666-7799 – Code 1200. --

(Illegible signature) Carlos Collia – In charge Market Relations. ------------

----

THIS IS A TRUE TRANSLATION INTO ENGLISH OF THE ORIGINAL DOCUMENTS WRITTEN IN SPANISH. BUENOS AIRES, SEPTEMBER 29TH, 2007. --

ES TRADUCCION FIEL AL INGLES DE LOS DOCUMENTOS ORIGINALES ADJUNTOS REDACTADOS EN IDIOMA NACIONAL. BUENOS AIRES, 29 DE SEPTIEMBRE DE 2007. ---------------------------

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
N°. 74-29302/07
MONICA TERESITA CASERES

MARGARITA A. MOSCHETTI
Traductora Pública - Inglés
FOLIO 215 - TOMO IX
MATRICULA Nº 2358

Net sales were AR$ 245,2 millions during the period ranging between January 1 and September 30, 2006. This figure represents 2.695.602 square meters of coated piping as distributed in 1.049.637 sq.m. (in Argentina), 1.120.572 sq.m. and 525.393 sq.m. (in Venezuela).- ------

- Sales cost represented 90% of net sales made during intermediate period ending on September 30, 2006, as compared to 74% corresponding to the fiscal year ending on December 31, 2005. This specific sot increase was grounded on unique situations such as a provision estimated in about AR$ 6,0 millions due to a labor contingency in Socotherm Brazil that our legal advisors graded as "probable" without any final resolution up to date. Additionally, seasonal operating delays were noted upon the completion of Greater Plutonium Project and delays in PDET Project´s startup (both projects were performed in Brazil) thus resulting in a non-recurrent additional manpower and logistics cost of AR$ 8,0 millions. The company is managing the acknowledgment of "Additional Costs" in connection with above referred items.- ------------------------------
- The operating result plus amortizations (*EBITDA*) was AR$ 20,3 millions thus representing 8.3% of net sales during the intermediate period ending on September 30, 2006.- ------------------------------
- An increase of about AR$ 9,7 millions in *Other Credits* was noted between December, 2005 and September, 2006 – Credit Tax Balance mainly coming from an increase in ICMS Credit Tax Balance (Brazil) for AR$ 4,2 millions, Income Tax Advance (Brazil) for AR$ 1,3 millions, IPI (Brazil) Increment for AR$ 1,2 millions, Credit VAT Balance Increment (Venezuela) for AR" 1,2 millions, Municipal Tax Withdrawal Increment (Venezuela) for AR$ 1,1 millions, Others for AR$ 0,7 millions. Above-mentioned increments have come from the

higher transactional volume achieved in Brazil and Venezuela as compared to year 2005's figures. This creates a higher fund lock-up in tax payment connected with temporary Advances, Withdrawals and Credit Balances.- --

- An increase of about AR$ 35,6 millions in *Loans* was noted between December, 2005 and September, 2006 mainly coming from a net movement of Loan Drop in Argentina for AR$ 15,1 millions vs. a Loan Increase in Brazil of AR$ 50,4 millions. This higher indebtedness stock is connected with Working Capital's specific financial needs in order to commence the Loops in Argentina as well as to start up PDET Project at Ponta do Ubu's Plant while Greater Plutonium Project-related closing of accounts has not been performed because of above-mentioned comments.- --
- Additionally, an increase of about AR$ 6,0 in *Other Debts – Sundry* was noted between December, 2005 and September, 2006. On a 100% basis, this variation was created by our operations in Brazil and it mainly came from Advance from Customers for AR$ 3,0 millions for developing Greater Plutonium-intended tasks that would be completed by the last quarter of this FY. Moreover, an increase in equity capital interest of about AR$ 1,8 millions was noted among the most significant variations within this accounting items.- --
- Corporate net worth totalizes AR$ 83,9 millions as of September 30, 2006, compared to a net worth which totalized AR$ 110,5 millions as of December 31, 2005.- ---

Pursuant to profit distribution as approved by Meeting of Shareholders held on April 10, 2006, dividends for U$S 30 millions were voted. Such a voting also explains the increase for AR$ 30,4 millions in *Other Non-current*

the high investment levels as foreseen for both fields and the need to maintain and/or increase current hydrocarbon reserve levels and assure enough natural gas transportation capacity in order to cover the energetic shortage which Argentine authorities are currently worried about.- ----------------------------

Internationally, energy field-related investment plans gradually grow by virtue of the highly attractive current prices of oil and gas and the forecasted energy demand increase throughout the world. This situation creates a high demand of steel tubing.- ---

Above situation is mostly beneficial for our operations because of the excellent competitive status of regional steel producers, raw material and energy cost steadiness and the logistic advantages of our operations resulting from the geographical location of our facilities.- ------------------------------

In addition to energy demand increase, selling price increments that will positively affect the expected results are to be added.- ----------------------

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: -----------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby *CERTIFY* that *THIS IS A TRUE TRANSLATION* into *ENGLISH* of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ------------------------

□ ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: --------

ES TRADUCCIÓN FIEL al idioma *INGLÉS* del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

TRADUCTOR PÚBLICO IDIOMA INGLÉS

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 061
Mat. La Plata To VIII Fo 340
C T P C B A No 2705

RECEIVED
2007 DEC 10 A 8:-3
OFFICE OF INT.
CORPORATE

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- ----------------------------------

NOTICE OF MEETING

Buenos Aires, December 15, 2006.- ---

A Special Meeting of Shareholders that will be held at the corporate main office, 25 de Mayo 565, 4° Piso, Buenos Aires, on January 17, 2007, at 10:30 A.M., on first call, and on January 19, 2007, at 10:30 A.M., on second call, as the case may be, is hereby called in order to deal with the following Agenda:

1) Appointment of 2 (two) shareholders to draw up and sign the minutes.-
2) Amendment to Article N° 1 of By-Laws. Compliance with Compulsory Public Offering Regulations in terms of Chapter VI, Executive Order N° 677/01. Note: Shareholders are hereby advised that *Caja de Valores S.A.*, having its place of business at 25 de Mayo 362, PB, Buenos Aires, keeps the corporate record of book-entry shares. In order to attend the meeting, shareholders must get an acknowledgment receipt of the book-entry shares account to be issued by above *Caja de Valores S.A.* and file said receipt to be registered in the Shares Deposit & Meeting Attendance Book, in corporate main office located at 25 de Mayo 565, 4° Piso, Buenos Aires, no later than January 11, 2007, inclusive, from 10:00 A.M. to 05:00 P.M. --

Signed: CARLOS M. MORLA, Vice President acting as President (duly appointed by Meeting of Shareholders held on April 28, 2006, as evidenced in the Minutes of the Meeting of the Board of Directors held on the same date to distribute the offices).- ---

Drawing-up Bill of the Article to be discussed in the Meeting: --------------

ARTICLE N° 1: NAME. This Corporation, that was approved to transact business under the name of "SOCO-RIL S.A." in accordance with its original By-laws duly recorded in the Public Register of Trade, City of Neuquen, Province of Neuquen, on November 17, 1989, under registration number 233, Pages 1027 / 1033, Volume VII, shall go on transacting business under the corporate name of "Socotherm Americas S.A." and shall be governed by these By-laws and enforceable legal provisions. The Corporation complies with Compulsory Public Offering Regulations as stipulated under Chapter VI, Executive Order 677/01.- --

(Signed) CARLOS COLLIA. --

C.F.O. & I.R. --

SOCOTHERM AMERICAS S.A. --

+54 3488 493332 --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ---------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ----------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

IDIOMA INGLES

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 051
Mat. La Plata To VIII Fo 340
T.P.C.B.A. No 2705

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION ---

Minutes of the Special Meeting of Shareholders N° 40 of SOCOTHERM AMERICAS S.A.---

In the City of Buenos Aires, on this seventeenth day of the month of January of 2007, at 10:30 A.M., the shareholders of Socotherm Americas S.A. (the "Company") hold a General Special Meeting at the corporate headquarters, in first convene, with the attendance of six (6) shareholders of the Company, as it appears from page 15 of Book 2 for the registration of Attendance to Meetings, all through proxy, which represent the number of 78,027,478 shares, representing 91.79% of the capital stock and 358,027,478 votes, representative of 98.08% of the voting rights of the Company. The meeting is presided over by Carlos M. Morla, in his capacity as Vice-President of the Company, the undersigned Directors Moramarco and Boari and Chiesa as representatives of the Controlling Committee as well as Roberto Gozalvez, the Commercial Manager, Néstor Natoli, the Commerce Manager and Carlos Collia, the Finance Manager, also attend the meeting. The Vice-president informs that the accountant Nora Lavorante, holder of the Identity Document Number 11,198,734 is present in the meeting, as representative of the Buenos Aires Stock Exchange, in compliance with the provisions of section 9°, subsection C) of the Quotation Rules. The President, having verified quorum, initiates the meeting and informs that it has been called in order to deal with the following agenda 1°) Appointment of two shareholders to draw up and sign the Minutes. 2°) Amendment of Section 1 of the By-Laws. Adhesion to the System for Mandatory Acquisition of Shares in Public Offering pursuant

to Chapter VI of Decree 677/01". Having considered the first matter of the agenda, attendants by 358,027,478 votes resolve that the minutes of this meeting be signed by the representatives of the shareholders of Consolidar AFJP and Socotherm SpA jointly with the Chairman of the meeting. Then, the second matter of the agenda is considered by the meeting: 2°) Amendment of Section 1 of the By-Laws. Adhesion to the System for Mandatory Acquisition of Shares in Public Offering pursuant to Chapter VI of Decree 677/01". The Vice-president of the Company represents that, within the framework of the request of authorization of public tender and quotation of the total of the capital stock of the Company requested to the National Securities Commission and to the Buenos Aires Stock Exchange on May 5, 2006, it is appropriate to provide the future minor shareholders of the Company with a frame of higher protection, Therefore, it is advisable, to such purpose, to adhere to the System for Mandatory Acquisition of Shares in Public Offering established by Section 23 and concordant of the Transparence in Public Offering Decree N° 677/2001. In such sense, Mr. Morla reads the proposal of amendment of the By-Laws from the Board of Directors, Section 1 reads as follows: "Section 1: Name. This Company, whose original By-Laws were approved with the name "Soco-Ril S.A." by the Public Registry of Commerce of the city of Neuquén, province with the same name, on November 17, 1989, under N° 233, on Pages 1027/1033, Volume VII, shall continue operating under the name "Socotherm Americas S.A." subject to these By-Laws and the applicable legal provisions. The Company is adhered to the System for Mandatory Acquisition of Shares in Public Offering pursuant to Chapter VI of Decree 677/01". After some discussion, the shareholders resolve to approve the motion by 358,027,478

votes. There being no further businesses to transact, the meeting is adjourned at 10:55 A.M. --

(Handwritten) Between Lines: "40" is VALID.- ------------------------------ ---

(There appear 6 (six) illegible signatures).- ----------------------------------- ---

(Seal) *THIS IS TO CERTIFY* that this attestation is executed under Notarial Record Seal number T006723116. Buenos Aires, September 27, 2007.- ------------------------------

(Signed and sealed) ***CARLOS ALBERTO COTO.*** *Notary Public. License number: 3678.-*

COLEGIO DE ESCRIBANOS DE LA CIUDAD DE BUENOS AIRES (**"Buenos Aires City Profesional Association of Certified Notaries").-** *(There appears the seal of the Argentine nation).- (There appears Association's seal).-* ------------------------------

- NOTARIAL CERTIFICATION OF COPIES
- Argentine Act number 404
- Page Number: T 006723116

Buenos Aires, September 27th, 2007.- ---

I, the undersigned, a Buenos Aires City Certified Notary Public, Notary's Office number 1288, hereby ***CERTIFY*** that this 1-paged document is a *TRUE COPY* of the original instrument that I have had before me.- ---

(Signed and sealed) ***CARLOS ALBERTO COTO.*** *Notary Public. License number: 3678.-*

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ----------------------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby *CERTIFY* that *THIS IS A TRUE TRANSLATION* into *ENGLISH* of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on October 4th, 2007.- -----------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ----------------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 4 de octubre de 2007.- --

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 061
Mat. La Plata To VIII Fo 340
T P C B A. No 2705

TRADUCCIÓN PÚBLICA ---

CERTIFIED TRANSLATION ---

Minutes of the General Ordinary Meeting of Shareholders N° 41 [in blank] of SOCOTHERM AMERICAS S.A. ---

In the City of Buenos Aires, on this thirteenth day of the month of April of 2007, at 10:05 A.M., the shareholders of Socotherm Americas S.A. (the "Company") hold a General Ordinary Meeting at the "Committees Room" domiciled at Sarmiento 299, floor 1°, City of Buenos Aires, office that is not the corporate headquarters, in first convene, with the attendance of six (6) shareholders of the Company, as it appears from page 16 of Book 2 for the Attendance to Meetings Book, all through proxy, which represent the number of 70,000,000 Class "A" ordinary shares, entitled to 5 votes per share each, representative of 82.3529% of the capital stock and 350,000,000 votes, representative of 95.8904% of the Company's voting rights and 8,401,978 Class "B" ordinary shares, entitled to 1 vote per share each, representative of 9.88% of the capital stock and 8,401,978 votes, representative of 2.3019% of the Company's voting rights. Therefore, shareholders representing 78,401,978 shares, representative of 92.237% of the capital stock and 358,401,978 votes, representative of 98.192% of the Company's total voting rights attend the meeting. The meeting is presided over by Carlos M. Morla, in his capacity as Vice-President of the Company, the Directors Zulema Santamarina; Alberto Moramarco; Juan Alberto Boari and César Mainetti, Mr. Mario Rafael Biscardi, on behalf of the Controlling Committee, el Sr. Héctor Maggi on behalf of the independent auditors, as well as the Managers of the Company, and the above mentioned César Mainetti and Roberto Gozálvez and Carlos Collia also attend the Meeting. The Vice-president informs that the accountant

IDIOMA INGLES

Alejandro Romani, holder of the Identity Document Number CI 9.536.239 attends the meeting, as representative of the Buenos Aires Stock Exchange, in compliance with the provisions of section 9°, subsection C) of the Quotation Rules of such Entity. The President, having verified quorum, initiates the meeting and informs that it has been called in order to deal with the following agenda --

1) Appointment of two shareholders to sign the Minutes, jointly with the Chairman of the Meeting.--

2) Consideration of the documents mentioned in Section 234, inc. 1st. of Law 19,550, corresponding to the fiscal period ending on December 31, 2006. -----

3) Consideration of the Profit and Loss Statement and profits assignment corresponding to the fiscal period ending on December 31, 2006 of AR$7,826,933. Distribution of one dividend in cash of AR$3,913,466. -------

4) Approval of the Board of Directors and the Controlling Committee management.---

5) Consideration of the remuneration of the Directors and the members of the Controlling Committee corresponding to the fiscal period ending on December 31, 2006, for a total of remunerations of AR$456.148.-------------

6) Determination of the number of regular and substitute Directors and election thereof. ---

7) Appointment of the regular and substitute members of the Controlling Committee. --

8) Determination of the annual budget of the Controlling Committee. -------

9) Appointment of the independent auditors to certify the financial statements corresponding to the fiscal period ending on December 31, 2007. Determination of their remuneration. --------------------------------------

IDIOMA INGLES

Then, the first matter of the agenda is put under consideration of the meeting: 1) Appointment of two shareholders to sign the Minutes, jointly with the Chairman of the Meeting. Juan Alberto Boari, agent of the shareholder Socotherm SpA and Socotherm Services Ltd, took the floor and motioned to have these minutes signed by the representative of the shareholders Socotherm SpA and Consolidar S.A. AFJP jointly with the Chairman of the Meeting. Having the motion been submitted to vote, same was unanimously approved, that is, by a total of 358,401,978 favorable votes 98,192 %. ---------------------

Then, the second matter of the agenda is considered by the meeting: 2) Consideration of the documents mentioned in Section 234, inc. 1st. of Law 19,550, corresponding to the fiscal period ending on December 31, 2006. Dr. Juan Alberto Boari takes the floor, in his capacity as Director and Representative of the Shareholders of Socotherm SpA and Socotherm Services Ltd., representing that the documentation indicated, and the one mentioned in Section 62 of the Stock Exchange Rules and Regulations, has been disclosed to Shareholders more than 20 (twenty) days in advance of today, and is available at the NSC and in the corporate offices. Likewise, an explanatory meeting has been held at the premises of the Stock Exchange, on March 20th of 2007, where all Shareholders have been invited in order to provide explanations or to answer all the questions that may have arisen in relation to the accounting statements submitted to vote. Consequently, he suggests the approval of said statements, in whole, as there have been neither objections nor questions on that respect. Having submitted this matter to the consideration of the attending Stockholders, the proposal is unanimously approved with a total of 358,401,978 favorable votes (98.192%). ---------------

Then, the second matter of the agenda is considered by the meeting: 3) Consideration of the Profit and Loss Statement and profits assignment corresponding to the fiscal period ending on December 31, 2006 of AR$7,.826,933. Distribution of one dividend in cash of AR$3,913,466. The Chairman of the Meeting informs that, pursuant to the accounting statements previously approved, a profit of $ 7,826,933 arises from the tax year ending on December 31 of 2006. The Board of Directors, after deciding to earmark the sum of AR$ 391,346.65 for the Legal Reserve, propose to distribute among Shareholders a cash dividend of $ 3,913,466, and suggest to pay such dividend on the 10th of May through Caja de Valores S.A. The Chairman further informs that the Company shall be liable for the Property Tax that might be applicable to those Shareholders that are obliged to pay such tax. Likewise, the Board of Directors have proposed to create a Facultative Reserve of AR$ 3,933,679.35 (the balance of non-assigned profits, which amounts to AR$ 411,559, plus the remaining amount of $ 3.522.120,35), under the terms of Section 70 of the Business Companies Act, which shall be allocated to the course of business operations of the Company. Having submitted this matter to the consideration of the attending Shareholders, the Representative of Socotherm SpA and Socotherm Services Ltd. suggests voting for the approval of the proposal made by the Board. Having the motion been submitted to vote, same was unanimously approved, that is, by a total of 358,401,978 favorable votes 98,192 %. --

Following, the fourth item of the Agenda is read and dealt with: 4) Approval of the Board of Directors and the Controlling Committee management. The Chairman of the Meeting requests Shareholders to issue an opinion with respect to the performance of the members of the Board of Directors and the

IDIOMA INGLES

Controlling Committee, who have been elected at the Shareholders 'Meeting held on April 28 of 2006, up to date. Notwithstanding their administration (Section 272 – Law 19550), the Shareholders Representative of Socotherm SpA and Socotherm Services Ltd., Dr. Juan A. Boari, suggests the approval of the performance of the members from the Administrating and Controlling bodies of the Company Having submitted this matter to the consideration of the attending Shareholders, the proposal is unanimously approved with a total of 358,401,978 favorable votes (98.192%). ------------------------------------

The fifth item of the Agenda is dealt with. 5) Consideration of the remuneration of the Directors and the members of the Controlling Committee corresponding to the fiscal period ending on December 31, 2006, for a total of remunerations of AR$456.148. The Representative of the shareholders Socotherm SpA y Socotherm Services Ltd. proposes that the remuneration indicated in this item of the agenda be approved, that is, for the Board of Directors the amount of AR$ 429,148, and for the Controlling Committee the amount of AR$ 27,000, according to the Board of Directors' proposal. Having submitted this matter to the consideration of the attending Shareholders, the proposal is unanimously approved with a total of 358,401,978 favorable votes (98.192%).--

Then the sixth item of the agenda is dealt with: 6) Determination of the number of regular and substitute Directors and election thereof. The representative of Socotherm SpA y Socotherm Services Ltd. Takes the floor and proposes to fix in seven the number of regular directors and in five the number of the substitute directors. Moreover, he proposes that the currently Regular Directors continue holding offices, excepting Mr. Gianfranco Andreani, and he further proposes that Michelangelo Thome be appointed to

cover the Mr. Andreani's vacancy. Furthermore, he proposes that María Virginia Rodolfi, Armando Musi, Giovanni Portesan, Antonio Di Mascio and José Galliani be appointed as substitute directors. He represents that, is such sense, Alberto Moramarco and Zulema Santamarina, as regular directors and José Galliani, as substitute director, will be independent pursuant to the rules of the NSC. Having submitted this matter to the consideration of the attending Shareholders, the proposal is unanimously approved with a total of 358,401,978 favorable votes (98.192%), therefore, the Board of Directors will consist of: Regular Directors: Messrs. Zeno Soave, Michelangelo Thome, Carlos Marcelino Morla, César E. Mainetti, Juan Alberto Boari, Alberto Moramarco and Zulema Santamarina; Substitute Directors: Messrs. Armando Musi, Giovanni Portesan; Antonio Di Mascio, José Galliani and María Virginia Rodolfi. The above appointment will be for the legal term corresponding to a fiscal period. It is hereby explained that the regular Directors Alberto Moramarco and Zulema Santamarina and the Substitute Director José Galliani are independent pursuant to Decree 677/01 and Resolution 400 of the NSC.---

Then, the seventh matter of the agenda is put under consideration of the meeting: 7) Appointment of the regular and substitute members of the Controlling Committee. In such sense, the Representative of Socotherm SpA and Socotherm Services Ltd. takes the floor and proposes the re-appointment of the current members of the Controlling Committee, Mario Rafael Biscardi, Alejandro Mosquera and Carlos Roberto Chiesa as regular members and Paola Lorena Rolotti, Julieta Paula Pariso and Osvaldo Pablo Jofre as substitute members. All for one fiscal period. Having submitted this matter to the

consideration of the attending Shareholders, the proposal is unanimously approved with a total of 358,401,978 favorable votes (98.192%).

Then, the eighth matter of the agenda is considered by the meeting: 8) Determination of the annual budget of the Controlling Committee. The Chairman takes floor and states that according to the minutes of the Auditors Committee N° 8 dated March 12, 2007, the Committee determined its budget for the year 2007 in the amount of AR$20,000 per year, without taking into account the costs of the internal audit of the Estudio Suárez y Menéndez (company member of Moore Stephens Internacional), hired and ratified by the Board of Directors in order to perform controls of internal audit. Therefore, he proposes to ratify such figures as annual budget for the year 2007, notwithstanding the above mentioned costs of internal audit. Having submitted this matter to the consideration of the attending Shareholders, the proposal is unanimously approved with a total of 358,401,978 favorable votes (98.192%).

Finally, the ninth matter of the agenda is put under consideration of the meeting: 9) Appointment of the independent auditors to certify the financial statements corresponding to the fiscal period ending on December 31, 2007. Determination of their remuneration. The Representative of Socotherm SpA and Socotherm Services Ltd., Dr. Juan Alberto Boari, asks for the floor and proposes, taking into account the performance of Deloitte & Co. S.R.L. so far, to appoint this firm once again as the external and certifying Auditors of the accounting statements, and Mr. Miguel Garcia Haymes as the certifying Accountant (CPCECABA T. 68, V. 122).. Mr. Boari further explains that this firm has the necessary independence to perform this duty, and suggests paying a remuneration of AR$ 450,000 (four hundred and fifty thousand Argentine Pesos) for the year 2007, in consideration of the duties performed, pursuant to

the budget submitted by the aforementioned Audit Firm, in accordance with the practices of the market. Now, Mr. Moramarco asks for the floor, in his capacity as Chairman of the Audit Committee, and expresses that such appointment and remuneration are reasonable and in accordance with the normal parameters of the market. Having submitted this matter to vote, the motion is unanimously approved, with a total of 358,401,978 favorable votes (98.192 %). There being no further businesses to transact, the meeting is adjourned at 10:25 A.M.. --

(There appear 6 (six) illegible signatures).- ---------------------------------- ---

(Seal) *This photocopy* is hereby certified under Notarial Record Seal number V000119133. Buenos Aires, May 9th, 2007.- --------------------------------

(Signed and sealed) ***CARLOS ALBERTO COTO****. Notary Public. License number: 3678.-* ---

COLEGIO DE ESCRIBANOS DE LA CIUDAD DE BUENOS AIRES (**"Buenos Aires City Profesional Association of Certified Notaries").-** *(There appears the seal of the Argentine nation).- (There appears Association's seal).-* ---

- NOTARIAL CERTIFICATION OF COPIES
- Argentine Act number 404
- Page Number: V 000119133

Buenos Aires, May 9th, 2007.- ---

I, the undersigned, in my capacity of Buenos Aires City Certified Notary Public, Notary's Office number 1288, hereby ***CERTIFY*** that this 4-paged document is a *TRUE COPY* of the original instrument that I have had before me.- ---

IDIOMA INGLES

(Signed and sealed) ***CARLOS ALBERTO COTO****. Notary Public. License number: 3678.-* ---

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ---------------------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on October 4th, 2007.- ----------------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -----------------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 4 de octubre de 2007.- --

IDIOMA INGLES

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 061
Mat. La Plata To VIII Fo 340
C.T.P.C.B.A. No 2705

TRADUCCIÓN PÚBLICA: ---

CERTIFIED TRANSLATION: ---

MINUTES OF THE BOARD OF DIRECTORS' MEETING Nº 177: --------

In the city of Buenos Aires, on this 1st day of September 2006, at 11:00 A.M., the undersigned, Company's Directors and Company's Controlling Committee member hold this meeting. This meeting is presided by Mr. CARLOS M. MORLA, in his capacity of Company's Vice President, currently exercising President's position.- ---

After checking enough quorum's attendance, above Vice President, Mr. CARLOS M. MORLA states that the meeting has begun.- --------------------

Later on, above Vice President lets remaining Directors attending this meeting know that, in the light of the process approaching to get Public Offering Authorization of Company's shares, there arises the need to appoint persons who will hold the positions of Market Relations Officer and External Relations Officer. Therefore, in the presence of attending directors, it has been decided to appoint Mr. CARLOS COLLIA as Market Relations Officer and Mr. ROBERTO GOZAVEZ as Foreign Relations Officer.- -----------------

Later on, the second item included in Meeting's Agenda is discussed. Such an item refers to Company's new operating organization chart. Accordingly, Eng. CESAR MAINETTI, Company's General Manager, is appointed Company's General Director, holding Chief Operating Officer's functions, in connection with all activities developed by Company and its subsidiaries (Brazilian territory not being included). Accordingly, Mr. MICHELANGELO THOME will serve as Chief Operating Officer for Brazilian territory. Should purchasing of the shares belonging to SOCOTHERM ANGOLA LTDA.

("SCAN") and SOCOTHERM WEST AFRICA LTD. ("SWA") be effectively made, said territories will then fall under Mr. THOME's functions.- ---------

Additionally, IT IS RESOLVED that all process, health, environmental and quality-related safety features will be managed by Mr. EDWIN ZAMBRANA who will directly report to Company's General Director, Eng. CESAR MAINETTI. In that sense, it is agreed that above Mr. ZAMBRANA, and SOCOTHERM SpA's similar officer must directly contact each other in order to share all related information and developments between them for the mutual benefits of both firms.- --

Later on, Company's organizational chart, as enclosed to these minutes, is approved. Such an organizational chart sets up the relationships of each area officer with persons holding similar positions in SOCOTHERM SpA.- ------

HAVING NO FUTHER BUSINESS TO BE DISCUSSED, the meeting has been adjourned at 11:45 A.M. ---

(Signed) CARLOS M. MORLA, ZULEMA SANTAMARINA, ALBERTO MORAMARCO, JUAN ALBERTO BOARI and *MARIO RAFAEL BISCARDI* (the latter being acted as Controlling Committee's member).- --------------

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: --------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- --------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

TRADUCTOR PÚBLICO IDIOMA INGLES

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 051
Mat. La Plata To VIII Fo 540
C.T.P.C.B.A. No 2705

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION---

MINUTES OF THE BOARD N° 185: In the Autonomous City of Buenos Aires, on this eleventh day of the month of December, 2006, at 12:00, the Directors Carlos Marcelino Morla, Alberto Moramarco, Zulema Santamarina, Juan Alberto Boari and the undersigned member of the Controlling Committee hold a meeting. The meeting is presided over by Mr. Carlos Marcelino Morla, who submits the agenda to the consideration of those present, to wit: a) Establishment of the conditions of the "Options Program of Socotherm Americas S.A. for Directors and employees of the Socotherm Group" (hereinafter, the "Program"). Notice to be sent to the beneficiaries of the Program; b) Extension of the agreement on the use of technology and technical assistance regarding the territories not covered by the current agreement, and c) Call of a general special meeting in order to discuss the modification of section one of the corporate bylaws, regarding the adherence of the company to the optional statutory system for the mandatory acquisition of shares in a public offering. Having verified quorum, the first item of the agenda is discussed: a) Establishment of the conditions of the "Options Program of Socotherm Americas S.A. for Directors and employees of the Socotherm Group" (hereinafter, the "Program"). Notice to be sent to the beneficiaries of the Program. In this respect, the President represents that on the Meeting dated 09.25.2006, the options rules corresponding to the Program were approved, subject to the actual public offering of up to 20,000,000 Class B shares of the Company, said increase having been approved by the Meeting dated April 28, 2006 (the "New Shares"). Considering that 15,000,000 New Shares were actually placed on 11.13.06, the Program is currently effective. Therefore, it is necessary

to determine, when applicable, the issuance conditions not decided by the Meeting, in accordance with the delegation of powers made in favor of this Board under item 4) of the mentioned Meeting dated 9.25.06. In this sense, the Board represents, in addition to the representations made in the Program, that in order to become a title-holder of options under the Program, the beneficiary of said options must not receive from the Company or its related companies, other benefits additional to fees and/or salary, as applicable, such as, by way of example, a share in the sales, production volumes and/or income bonuses. This situation must be expressly explained on every notice letter addressed to the beneficiaries and included in the respective rules of the Program approved by General Special and Regular Meeting N° 38 (hereinafter, the "Rules"). Further, certain details are included regarding the accuracy of the data to be submitted by Beneficiaries on the letters, approved as Exhibits to the Rules. Next, a model of the notice to be addressed to the beneficiaries is read, which is approved by unanimity and attached as Exhibit "1" hereto. Further, the new Rules are read, including the previously convened attachments, which are approved as Exhibit "2". Then, the second item of the agenda is discussed: b)Extension of the agreement on the use of technology and technical assistance regarding the territories not covered by the current agreement. Mr. Morla states that the Company (then Soco Ril S.A.) on 06.4.1994, signed an agreement with Socotherm SpA (then Socotherm SRL) on the use of technology and technical assistance for which the Company pays a royalty equivalent to 1% of the net sales of the products using the technology of Socotherm SpA. Initially, said agreement was exclusively for the territories of Argentina, Chile, Uruguay and Bolivia. Later, by means of other executed agreements, its effectiveness was extended to Brazil and Venezuela; in the case of these countries, the Company also paid a 1% share. Taking into account that the Company intends to develop projects in other

countries in America (Mexico, United States, Canada, etc.), it would be convenient to sign an agreement with Socotherm SpA (in its capacity as licensor of the technology the Company applies to linings), in order to extend the scope of the agreement to all American countries, against the same compensation percentage. As this would be an agreement entered into with the parent company, the opinion of the Audit Committee was previously requested. In this respect, the Committee has issued its opinion by means of Minutes N° 5, which is read. As a consequence, the parties agree to execute the above mentioned agreement on the new territories, being Mr. Carlos Marcelino Morla authorized to execute the final document, in accordance with the herein stated conditions. Finally, the last item of the agenda is discussed: c)Call of a general special meeting in order to discuss the modification of section one of the corporate bylaws, regarding the adherence of the company to the optional statutory system for the mandatory acquisition of shares in a public offering. In this sense, Mr. Morla represents that in view of certain requirements made by (at the corresponding time) potential investors during the placement process of Class B shares of the Company and the commitment undertaken by Mr. Zeno Soave, as indirect controlling shareholder, the General Special Meeting of Shareholders of the Company must be called, in order to discuss the modification of section one of the corporate bylaws, so that it reflects the adherence of the Company to the optional statutory system for the mandatory acquisition of shares in a public offering, provided for in Order 677/01 and the Rules of the National Securities Commission. In this respect, the following shall be proposed to the Meeting as the new text of section one: SECTION ONE. NAME. This Company, whose original bylaws were approved under the name "Soco-Ril S.A." by the Public Registry of Commerce of the city of Neuquén, of the province with the same name, on November 17, 1989, under N° 233, pages 1027/1033, Tome VII, shall

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continue operating under the name "Socotherm Americas S.A." and shall be governed by these bylaws and the applicable legal provisions. The Company has adhered to the system for the mandatory acquisition of shares in a public offering, under the terms of Chapter VI of Order 677/01. Therefore, the General Special Meeting of the Company is called to be held at 25 de mayo 565, floor 4, Autonomous City of Buenos Aires, on January 17, 2007, at 10:30, at a first call, and on January 19, 2007, at 10:30, at a second call, if applicable, so as to discuss the following agenda: 1) Appointment of two shareholders to prepare and execute the minutes and 2) Modification of section 1 of the Corporate Bylaws. Adherence to the system for the mandatory acquisition of shares in a public offering under the terms of Chapter VI of Order 677/01. Carlos Marcelino Morla, Juan Alberto Boari, María Amelia Mazzei, Javier Alegria and Pablo Andrés Buey Fernández are authorized to execute all the required documents related to the publication of said call of the meeting and to the record of the decisions approved hereby and at the pertinent meeting. There being no further matters to discuss, having read and ratified this text, the meeting is adjourned at 13:20.--

EXHIBIT "1" --

The text to be submitted to the Beneficiary of the Program shall be the following, and the following documentation must be attached to the letter: a) copy of the body of the Rules with the modifications approved by this Board of Directors and b) copy of Exhibits B and C of said Rules. -----------

"Buenos Aires, [DATE] --

Mr.---

[NAME OF BENEFICIARY] ("Beneficiary") --

Dear Sirs: --

Please be advised that this Company has offered [STATE NUMBER] options (the "Options") for the subscription of equal number of Class B shares, of $1 par value and with right to one vote per share of the Company (the "Shares"). -------

The Program of Stock Options of Socotherm Américas for employees and Directors of the Socotherm Group (the "Program") was timely approved by the General Special and Regular Meeting N° 38 of this Company (hereinafter, the "Meeting"), but the effectiveness of said program was subject to the actual placement of the Company's shares by Public Offering, which took place last November 13. -------

-- The Meeting then delegated to the Board of the Company the implementation, administration, modification and execution of the Program, and the Board approved the rules of the Program attached hereto (hereinafter, the "Rules").

- The Options are delivered to you on a free basis; however, the Beneficiary must repay each of the Shares corresponding to the amount of $7.30, at the moment they are bought, in accordance with the attached Rules. ------------------------------

In order to become a title-holder of the Options herein described, the Beneficiary must <u>not</u> receive from the Company or its related companies, other benefits apart from fees and/or salary, such as, by way of example, a share in the sales, production volumes and/or income bonuses. ---------------------------------

If you agree with the above mentioned terms, please send to our offices, located at 25 de mayo 565, floor 4, Autonomous City of Buenos Aires, a copy of this document (attached hereto) executed by you; this shall be understood as your acceptance of the awarded Options and the attached Rules and must include your address (point 6.1 of the Rules). ---

Cordially, --

EXHIBIT "2"---

Rules of the Program "Stock Options of Socotherm Americas S.A. for Directors and Employees of the Socotherm Group"---------------------------

1. Definitions ---

Unless otherwise stated, the following terms shall have the meaning given to them in these Rules; the terms and expressions defined in the masculine genre shall also include all expressions defined in the feminine genre, and the terms and expressions defined in the singular shall include the plural form.---------------------

"Shares": common, book-entry, Class B shares of $1 (one peso) par value per share and right to 1 (one) vote each of the Company; ---------------------------------------

"Meeting":the special meeting of shareholders of the Company dated September 25, 2006, by means of which the Program was created;-----------------------------------

"Beneficiary":each director or employee of a Participating Company or their successors *mortis causa*, who are awarded at least one Option, in accordance with Exhibit A of these Rules; the total number of Beneficiaries shall not exceed 30;---------------

"Letter": it has the meaning established under Section 3.2 of these Rules; --------

"Confirmation Notice":it has the meaning established under Section 4.2.1 of these Rules;

"Exercise Notice":it has the meaning established under Section 4.2.1 of these Rules;

"Exchange Business Day":each day the stock Exchange markets of the Argentine Republic operate normally;---

"Board of Directors": the Company's administration body;------------------------

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"Notice Dates": it has the meaning established under Section 4.2.1 of these Rules;

"Exercise Dates": it has the meaning established under Section 4.1 of these Rules;

"Expiration Date": it means April 28, 2008; --

"**Employment Contracts Act**":--Act N° 20,744, its modifications and additions.

"**Business Companies Act**": -----Act N° 19,550, its modifications and additions.

"Option":the right of Beneficiaries to subscribe a Share under the provisions of the Program; ---

"Program": it means the program "Stock Options of Socotherm Americas S.A. for Directors and Employees of the Socotherm Group" created by the Meeting, whose terms and conditions are provided for under these Rules; -------------------

"Exercise Price":the price for which the Options can be bought, equal to the exercise price for which investors subscribe Shares of the Company at a primary public offering of Shares made by it during the second half of 2006, in accordance with the exercise price published on the Gazette of the Buenos Aires Stock Exchange;

"First Date": -----it has the meaning established under Section 4.1 of these Rules;

"Rules":it means these rules providing for the terms and conditions of the Program, together with any modifications made in accordance with the provisions of Section 7.1;---

"Company": it means Socotherm Américas S.A.;------------------------------------

"**Second Date**": -it has the meaning established under Section 4.1 of these Rules;

"Company of the Group": - it means, apart from the Company, Socotherm SpA

ANA LUZ TRADUCTOR IDIOMA I MAT. T° XV F° INSCRIP. C.T.P.C.

MACIEL A PUBLI A INGLES 204 CAP. FED. C.B.A. N° 5383

and any company in which the latter is a shareholder in a direct or indirect manner; --

"**Participating Company**": any Company of the Group, including, by way of example: (i) the Company; (ii) Socotherm SpA; (iii) Socotherm Argentina S.A.; (iv) Socobras Participaçoes Ltd.; (v) Soco-Ven S.A.; (vi) Socotherm Brasil S.A.; (vii) Atlántida Socotherm S.A. and (viii) Socotherm Italia SpA; and ----------------

"**Third Date**":----it has the meaning established under Section 4.1 of these Rules.

All the references in these Rules to certain sections and other sub divisions are references to sections and sub divisions of these Rules. --------------------------

2. Characteristics of the Program --

In accordance with the decisions of the Meeting, the Board of Directors is the body in charge of the implementation, administration, execution and modification of the Program. Therefore, these Rules shall govern the Program, in accordance with the provisions of Section 5 of the corporate bylaws of the Company. --

These Rules shall be applicable to those Beneficiaries who hold offices in the Company and, when appropriate, to those Beneficiaries who hold offices in Participating Companies. Notwithstanding the above mentioned, and in accordance with the provisions of the Meeting, the Participating Companies with Beneficiaries shall regulate, subject to the terms herein, the matters common to the Program in compliance with the law applicable to the jurisdiction of the Participating Company at issue. --

At its own discretion, the Board may delegate its powers, tasks and responsibilities related to the Program to one or more of its members. Said delegation must be made by said body in writing. ------------------------------------

3. Award of the Options---

3.1. Award of the Options---

In view of the powers delegated by the Meeting, the Board has decided to approve these Rules in order to: (i) implement the Program; (ii) identify the Beneficiaries; (iii) determine the number of Options to be awarded to each of the Beneficiaries; and (iv) determine the Exercise Price.------------------------------------

Each Option grants the Beneficiary the right to purchase a Share and, subject to the provisions of the Program, it shall be understood as awarded to the Beneficiary as from the date the Letter is executed.-------------------------------------

In order to become a title-holder of the Options, the Beneficiary of said options must not receive from the Company or its related companies, other benefits additional to fees and/or salary, as applicable, such as, by way of example, a share in the sales, production volumes and/or income bonuses. ---------------------------

3.2. Expiration of the exercise right and exercise conditions of the Options

Each Beneficiary shall be entitled to the number of Options stated after his/her name and surname listed in Exhibit A of these Rules. Further, the number of Options awarded to each Beneficiary shall be stated in the personal letter by means of which the Company notifies each Beneficiary the proposal to adhere to the Program (hereinafter, the **"Letter"**), which must be accepted by each Beneficiary in order to participate in the Program. ------------------------------

The expiration of the exercise right and the exercise conditions of the Options shall be subject to the terms and conditions of these Rules. -------------------------

3.3. Free Basis--

Each Option is granted to the Beneficiaries on a free basis. -------------------

3.4. Prohibition against Transfers---

The Options are personal, nominative, non transferable and non negotiable rights (except the transfer to *mortis causa* successors). The Options shall become ineffective and may not be exercised if transferred or negotiated in favor of a third party, including, by way of example, transfers by *inter vivos* acts or the granting of an in rem right on an Option. --

3.5. Exercise Price --

Each Beneficiary has the right to purchase Shares of the Company according to the number of Options awarded to said Beneficiary, in accordance with these Rules, paying the Company the Exercise Price.---

4. Exercise of Options. Expiration. General Rules.---------------------------

4.1. Expiration of the Exercise Price --

The Options may be exercised as follows: --

(i) 34% of the Options received, on April 16, 2007 or the Exchange Business Day immediately subsequent (hereinafter, the **"First Date"**); ----------------------

(ii) 3% of the Options received on October 16, 2007 or the Exchange Business Day immediately subsequent (hereinafter, the **"Second Date"**); and --------------

(iii) 33% of the Options received, on April 16, 2008 or the Exchange Business Day immediately subsequent (hereinafter, the **"Third Date"** and together with the First Date and the Second Date, the **"Exercise Dates"**). ------------------------

4.2. Exercise --

On the dates stated under the previous Section 4.1, each Beneficiary may exercise the Options he owns and, consequently, purchase Shares in accordance with the manners and conditions provided for in this Section. Notwithstanding this, the

Beneficiary may decide not to exercise, or to partially exercise, the Options corresponding to a certain Exercise Date, which may be exercised at subsequent Exercise Dates until the Expiration Date. ---

4.2.1. Exercise Dates---

Unless otherwise stated in these Rules, each Beneficiary shall have the right to exercise the Options he/she owns at any time, subject to the following methods and conditions:---

(i) the Beneficiary shall send a written notice to the legal agent of the Company, substantially similar to the model attached hereto as Exhibit B (hereinafter, the "**Exercise Notice**"), advising of the Beneficiary's intention to exercise the Options corresponding to: (i) the Exercise Date at issue; and/or (ii) previous Exercise Dates at which the Beneficiary decided not to exercise the right, or partially exercise the right; ---

(ii) the Exercise Notice shall be considered valid when sent within 10 Exchange Business Days immediately after the Exercise Date at issue (hereinafter, the "**Notice Dates**"). The Exercise Notices that are not sent within the Notice Dates shall be automatically postponed to the subsequent Notice Date, if applicable (unless voided prior to the subsequent Exercise Date); -----------------

(iii) each Exercise Notice may comprise a part or the whole of the Options to be exercised at the Exercise Date at issue; and---

(iv) within 3 Exchange Business Days as from the reception by the Company of the Exercise Notice, the Company shall send the Beneficiary a written notice stating: (i) the number of Shares said Beneficiary has requested to purchase; and (ii) the total Exercise Price to be paid by the Beneficiary for subscribing the Shares requested by the Exercise Notice, under terms essentially similar to those

of the letter attached hereto as Exhibit C (hereinafter, the **"Confirmation Notice"**).---

The last term for a Beneficiary to exercise the Options shall be the Exchange Business Day immediately prior to the Third Exercise Date.-------------

The Options not covered by the corresponding Exercise Notice sent by the Beneficiary at or before the Expiration Date shall be considered not exercised and terminated, and the Company and the Beneficiaries shall be free from any obligations and liabilities related to them.---

4.2.2. Purchase and payment of Shares --

The exercise of the Options and later payment of the Shares shall be considered valid as from the moment the following are verified: (i) reception by the Company of the Exercise Notice; and (ii) payment by the Beneficiary of the Exercise Price equivalent to the amount of Shares requested on the Exercise Notice, a payment that must be made to the Company within 3 Exchange Business Days from the reception by the Beneficiary of the Confirmation Notice, in any of the following manners: (x) bank transfer to the account mentioned in the Confirmation Notice; (y) cash and (z) check to the order of the Company. ---

4.2.3. Exercise Conditions --

Notwithstanding the provisions of Section 5.1 of these Rules, the Options may be exercised exclusively if the Beneficiary is a director or employee of a Participating Company at the Exercise Date of the Option. Notwithstanding the above, this same right shall apply to *mortis causa* successors of a Beneficiary, as long as the Beneficiary had been in office as employee or director of a Participating Company at the moment of his/her death. -----------------------------

4.2.4 Issuance of Shares ---

The Company shall take the appropriate measures so that the Shares purchased as a result of the exercise of Options by Beneficiaries are issued and credited to the name of the title-holders within 2 Business Days as from payment.--

The Shares issued in accordance with the provisions of the previous paragraph must be credited to the account mentioned by the Beneficiary in the Exercise Notice, and shall grant the Beneficiary the same rights applicable to the remaining shareholders of the Company who are title-holders of Shares. ----------

5. Powers and Exercise. Exceptions to the General Provisions------------

5.1. Events related to the relationship between the Beneficiaries and the Participating Company---

5.1.1. Once one of the following conditions has been verified: ---------------------

(a) if the Beneficiary is an employee of the Participating Company: --------------

(i) whose working relationship or contract expired prior to an Exercise Date, due to a legally justifiable dismissal under the provisions of Sections 242, 243 and related provisions of the Employment Contracts Act or under the law applicable to the Participating Company, if appropriate; or ------------------------------------

(ii) who has voluntarily resigned to his job under the terms of Section 240 of the Employment Contracts Act or under the law applicable to the Participating Company, if appropriate; or---

(iii) in relation to whom the working relationship or contract has expired by joint decision of the parties under the provisions of Section 241 of the Employment Contracts Act or under the law applicable to the respective Participating Company, if appropriate; or --

(b) if the Beneficiary is a director of a Participating Company: --------------------

(i) in relation to whom a revocation of the position of director was made by the meeting of shareholders of the Company under the terms of Section 256 of the Business Companies Act or under the law applicable to the respective Participating Company, if appropriate; or ---

(ii) in relation to whom a resignation of the position of director of the Participating Company was made under the terms of Section 259 of the Business Companies Act or under the law applicable to the respective Participating Company, if appropriate; --

then, the Beneficiary shall lose the right to exercise the Options he/she owns that have not been exercised to the date said triggering event took place; no right to receive any type of compensation or indemnification shall result from said event.

5.1.2. If the Beneficiary is no longer a director or employee of the Participating Company because he/she has been transferred to service or acts as the director of another Company of the Group, the Beneficiary shall not lose the right to exercise the Options he/she owns that have not been exercised until said date.

5.1.3. If any of the following events is verified in relation to a Beneficiary: --------------

(i) Beneficiary's death; or---

(ii) total and permanent invalidity of the Beneficiary that constitutes an impediment to the continuance of the working relationship or office of Director; or --

(iii) if the Beneficiary is an employee:---

(a) retirement, or ---

(b) termination of the working relationship or contract of the Beneficiary with the Participating Company for causes different from those mentioned under previous Section 5.1.1; or---

(c) termination of the working relationship or contract as a consequence of the transfer, in any manner, of the Participating Company or part of the Participating Company, of which the Beneficiary is an employee, in favor of a third party other than any Company of the Group, if the Beneficiary is not relocated to another Company of the Group;---

then, the Beneficiary (or his/her successors *mortis causa*) may exercise the pending Options, under the terms of these Rules, until the Expiration Date.-----------------

If, within the above mentioned period (i) the Exercise Notice has not been sent by the Beneficiary; or (ii) the Exercise Price has not been totally paid, all the Options shall be considered as not exercised and the Beneficiary shall lose the right to exercise the Options he/she owns that have not been exercised to said date; no right to receive any type of compensation, remuneration or indemnification shall result from said event. ---

6. General Provisions ---

6.1. Notices ---

All notices and other communications made in relation to these Rules must be in writing and addressed or delivered as follows: ---------------------------------------

In the case of the Company, to: --

Socotherm Americas S.A.---

25 de mayo 565, Floor 4 ---

C1002ABK, Autonomous City of Buenos Aires-----------------------------------

Argentina. ---

Attention: Carlos Collia---

If sent to the Beneficiaries, to the address each of them has notified the Company by the Letter;--

or to the addresses each Party may advise by written notice to the other Parties. All notices and communications sent by mail shall be valid at the moment of their reception. ---

6.2. Conflicts ---

Any conflict derived form, directly or indirectly, the implementation of the Program or the exercise of Options shall be subject to the ordinary commercial courts of the Autonomous City of Buenos Aires, except in the case of matters not providing for jurisdictional clauses. ---

6.3. Acceptance of the Program--

In accordance with the proposal to participate of the Program, by executing the Letter, the Beneficiary accepts and undertakes to comply with the conditions and terms of these Rules. ---

6.4. Working Relationships---

The participation of the Beneficiary in the Program does not constitute nor create any right or expectation, current or future, related to a potential working relationship between the Beneficiary and the Participating Company. Said relationships shall still be governed by law or the employment contracts, individual and/or collective, effective from time to time.----------------------------

6.5. Retentions---

The Participating Company may withhold the amounts necessary to comply with tax and/or social security obligations related to the participation of each Beneficiary in the Program. --

7. Modifications to the Program. Conclusion. Miscellaneous. -----------

7.1. Powers of the Board --

The Board may, at any time, modify the terms and conditions of the Program, within the scope established by the Meeting. The Board shall notify the Beneficiaries the modifications made within 5 Exchange Business Days as from the date said modifications are approved.---

Within the scope of its powers to modify the Program, the Board may include additional Beneficiaries prior to the Expiration Date and within the maximum amounts of Stock Options assigned by the Meeting to the Program.---------------

In the case the Board makes modifications that are essential to the regulations applicable to the Program, or to the construction or implementation of same, that imply an increase of tax and/or social security obligations for the Company or the Beneficiaries, the Company and the Beneficiaries undertake to negotiate in good faith, if they consider it appropriate, new terms and conditions for the Program, in order to reach an agreement that complies with the goals established for the Program by the Meeting. --

7.2. Terms --

All the terms provided for in these Rules shall be considered essential terms; if a term coincides with a day that is not an Exchange Business Day, said term shall be automatically extended to the immediately subsequent Exchange Business Day. --

7.3. Round off--

ANA LUZ
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MAT. To XV Fo
INSCRIP. C.T.P.C

UZ MACIEL
ORA PUBLICA
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To 204 CAP. FED
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Regarding the payments related to the exercise of the Options under this Program, all the amounts derived from the application of the criteria herein specified shall be rounded one cent up. --

7.4. Termination of the Program --

The Program shall terminate at the Expiration Date.---------------------------------

7.5. Applicable Law--

This Program is subject to the laws of the Argentine Republic and must be construed according to said laws. Notwithstanding this, all matters subject to public order principles (such as, by way of example only, the existence or not of the causes provided for under point 5.1.1 and the nature of the *mortis causa* successors of the Beneficiary) shall be construed in accordance with the laws of the country of the corresponding Participating Company.---------------------------

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<u>EXHIBIT B</u> ---

MODEL OF NOTICE OF EXERCISE --

[Place and date]---

Messrs. --

ANA LUZ M.
TRADUCTORA P
IDIOMA ING.
MAT. Tº XV Fº 204
INSCRIP. C.T.P.C.B.A.

Socotherm Americas S.A. ---

Attention: Carlos Marcelino Morla---

25 de mayo 565, 4th floor, (C1002ABK), Autonomous City of Buenos Aires ----

Argentina. --

Dear Sirs, --

I am pleased to address you in my capacity as [COMPLETE CAPACITY] of [COMPLETE PARTICIPATING COMPANY] and as Beneficiary of

[NUMBER] Stock Options of Socotherm Americas S.A. for Directors and employees of the Socotherm Group (the "Program"). The capitalized terms used herein shall have the meaning given to them in the Program.-----------------------

I hereby represent that it is my intention to exercise (at the next Exercise Date) [ ] Options of my property and, therefore, purchase [ ] Shares of Socotherm Americas S.A.---

I expressly state that I comply with the conditions required for the exercise of the Options, in compliance with Section 4.2.3 and related provisions of the Program.

Therefore, I request that you place on record the statements made herein and confirm this Exercise Notice by sending the corresponding Confirmation Notice.

The Shares corresponding to the exercised Options must be deposited in the following account: [COMPLETE DATA].---

ANA LL
TRADUCT
IDIOM
MAT. T° XV
INSCRIP. C.T.

Cordially, **[in blank]** ---

<u>EXHIBIT C</u> ---

MODEL OF CONFIRMATION NOTICE -------------------------------

[Place and date]---

Mr./Mrs. ---

[in blank]--

[Address] --

Dear Sirs,---

Reference is made to the Exercise Notice received last [ ] regarding the amount of [ ] Options of the Stock Options Program of Socotherm Americas S.A. for Directors and employees of the Socotherm Group (the "Program"). The

capitalized terms used herein shall have the meaning given to them in the Program.--

In compliance with the statements of your Exercise Notice, you must pay prior to [ ] the amount of pesos [ ] [$] (the "Exercise Price") corresponding to the [ ] subscribed Shares. --

Said payment must be made in any of the following manners: (x) cash, if the applicable law permits so, at 25 de mayo 565, 4th floor, Autonomous City of Buenos Aires, (y) bank transfer to the account Banco Rio, Headquarters, Checking account 000-017385-0 CBU 0720000720000001738504, under the name of Socotherm Americas S.A.; or (z) by check payable to the order of Socotherm Americas S.A., to be delivered at 25 de mayo 565, 4th floor, Autonomous City of Buenos Aires.---

The Shares shall be credited within 2 (two) Business Days as from payment.------

Cordially, --

Signers: CARLOS MARCELINO MORLA - ALBERTO DOMINGO MORAMARCO - ZULEMA SANTAMARINA - JUAN ALBERTO BOARI - By the Controlling Committee: MARIO RAFAEL BISCARDI ---------------------

__For legalization purposes__: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, October 1, 2007.---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 1 de octubre de 2007. ----

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION--

MINUTES OF THE BOARD OF DIRECTORS N° 191. In the Autonomous City of Buenos Aires, on this sixteenth day of the month of May, of two thousand and seven, the undersigned Directors and Mr. Mario Rafael Biscardi as member of the Controlling Committee hold a meeting. The meeting is presided over by Mr. Carlos Marcelino Morla, who informs that it has been called in order to deal with the following agenda 1°) Consideration of (i) Balance Sheet of Socotherm Américas S.A. as to March 31, 2007 and the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity and the Statements of Cash Flows corresponding to the three-month fiscal period ended on that date, presented in comparison with the Balance sheet as to December 31, 2006 and the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity and the Statements of Cash Flows corresponding to the three-month fiscal period ending on March 31, 2006, together with notes 1 to 14 and Schedules A, B, C, E, F, G and H and (ii) Consolidated Balance Sheet of Socotherm Américas S.A. And its controlled companies as to March 31, 2007, presented in comparison with the consolidated balance sheet as to December 31, 2006, and the Consolidated Profit and Loss Statement and the Consolidated Statements of Cash Flows corresponding to the six-month fiscal period ended on that date, and notes 1 through 6 and Schedules A, B, C, E, F and H. After a brief discussion, the Directors unanimously approved such documents. There being no further businesses to transact, the meeting is adjourned at 16:45, after the minutes of the meeting were read, approved and signed. Signed: Carlos M. Morla, Juan

Alberto Boari, Zulema Santamarina, Alberto Moramarco y Mario Rafael Biscardi by the Controlling Committee.---

<u>*For legalization purposes*</u>*: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, October 1, 2007.* ---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 1 de octubre de 2007. ----

ACIEL
UBLI A
LES
CAP FED.
N° 5383

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. T° XV F° 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. N° 5383

TRADUCCIÓN PÚBLICA ---

CERTIFIED TRANSLATION ---

MINUTES OF THE BOARD OF DIRECTORS N° 194. In the City of Buenos Aires, on this tenth day of the month of August of two thousand and seven, at 4:00 P.M., the undersigned Directors and Mr. Alejandro Mosquera as member of the Controlling Committee hold a meeting. The meeting is presided over by Mr. Carlos Marcelino Morla, who informs that it has been called in order to deal with the following agenda 1°) Consideration of (i) Balance Sheet of Socotherm Americas S.A. as to June 30, 2007 and the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity and the Statements of Cash Flows corresponding to the three-month fiscal period ending on such date, presented in comparison with the balance sheet as to December 31, 2006 and the Statement of Changes in Shareholders' Equity for the fiscal period ending on that date and the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity and the Statements of Cash Flows corresponding to the six-month fiscal period ending on June 30, 2006, with notes 1 to 15 and Schedules A, B, C, E, F, G and H and (ii) Consolidated Balance Sheet of Socotherm Americas S.A. and its controlled companies as to June 30, 2007, presented in comparison with the consolidated balance sheet as to December 31, 2006, and the Consolidated Profit and Loss Statement and the Consolidated Statements of Cash Flows corresponding to the six-month fiscal period ended on that date, and notes 1 through 6 and Schedules A, B, C, E, F and H and (iii) Reports presented by the independent auditor and the Controlling Committee. After a brief discussion, the Directors unanimously approved such documents. There being no further businesses to transact, the meeting is adjourned at 16:45, after the minutes of the meeting were read, approved and signed. Signed: Carlos M. Morla, Juan

Alberto Boari, Alberto Moramarco, Zulema Santamarina and Alejandro Mosquera by the Controlling Committee.-------------------------------

(There appear 4 (four) illegible signatures).- ---------------------------

INSPECCION GENERAL DE JUSTICIA ("Argentine Board of Partnerships & Corporations") Decree Nº 754/95 Act Nº: 23412	**COLEGIO DE ESCRIBANOS DE LA CIUDAD DE BUENOS AIRES** ("Buenos Aires City Professional Association of Certified Notaries") L 000701108

Paraph Nº: 72335-01.- ---

These presents belong to SOCO-RIL S.A. ("Corporation").- -------------

Place of Business: Avda. Roque Sáenz Peña 846, Piso 9, Of. 901.- ----------

Book: Board of Directors Minutes.- -------------------------------------

Book Nº: 3.- ---

Number of Pages: 400.- --

Remarks: This book has been previously paraphed in Province of Neuquén´s jurisdiction.- ---

- A qualified Notary Public (under Notary Office´s Record Nº 1328) has duly paraphed above corporate book in this city of Buenos Aires, on the 12th day of November, 2001.- --

(Notary´s seal and signature) ***MARCIAL ZABALO***, Notary Public. License Nº [illegible].- ---

(Seal) *THIS IS TO CERTIFY* that this attestation is executed under Notarial Record Seal number T006723114. Buenos Aires, September 27, 2007.- ------------------------------

(Signed and sealed) ***CARLOS ALBERTO COTO****. Notary Public. License number: 3678.-* ---

COLEGIO DE ESCRIBANOS DE LA CIUDAD DE BUENOS AIRES (**"Buenos Aires City Professional Association of Certified Notaries").-** *(There appears the seal of the Argentine nation).- (There appears Association's seal).-* ----------------------------------

- NOTARIAL CERTIFICATION OF COPIES
- Argentine Act number 404
- Page Number: T 006723114

Buenos Aires, September 27th, 2007.- --

I, the undersigned, a Buenos Aires City Certified Notary Public, Notary's Office Record number 1288, hereby ***CERTIFY*** that this 2-paged document is a *TRUE COPY* of the original instrument that I have had before me.- ---

(Signed and sealed) ***CARLOS ALBERTO COTO****. Notary Public. License number: 3678.-* --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ---------------------------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on October 4th, 2007.- ---------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------------------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 4 de octubre de 2007.- ---

IDIOMA INGLES

...RCELO GABRIEL PLA
...ADUCTOR PUBLICO INGLES
Mat. Capital T° X F° 061
Mat. La Plata T° VIII F° 340
... T P. C. B. A. N° 2705

TRADUCCIÓN PÚBLICA: ---

CERTIFIED TRANSLATION: ---

MINUTES OF THE AUDIT COMMITTEE' MEETING Nº 5: -------------

In the city of Buenos Aires, on this 6th day of December 2006, at 12:00 P.M., Company's audit Committee members hold this meeting. This meeting is presided by Dr. ALBERTO MORAMARCO, who states the it necessary for the Committee to give an opinion concerning the possible execution of an agreement between parent company SOCOTHERM SpA and SOCOTHERM AMERICAS S.A., under which the enforceability of technology utilization and technical assistance agreement regarding territorial jurisdictions not being covered by currently enforceable agreement may be renewed. Mr MORLA states that, on June 4, 1994, Company and SOCOTHERM SpA entered into a technology utilization and technical assistance agreement under which, in consideration of royalty payment equivalent being to a percentage over the net sales of certain products, Company used to get certain coating application techniques-related technology. Original percentage was 2% over the net sales of those products utilizing said technology and the embraced territory was Argentina, Chile, Uruguay and Bolivia. Later on, through the execution of other agreements duly signed, above enforceability was extended to Brazil and Venezuela. Currently, Company is paying its parent company a percentage of 1% in connection with the utilization of said technological licenses. Since Company plans to develop projects towards other American countries (Mexico, USA, Canada, etc.), the chance of extending above agreement's scope to all American countries, against the payment of the same licensing percentage, has been considered. Since this is a agreement to be made with the parent company, Audit Committee's prior opinion is necessary. Accordingly,

this Committee believes that: (a) with respect to this type of technology licensing agreement, royalty payment to licensor is a standard question; (b) paying a percentage of 1% over net sales of products involved appears to be reasonable, specially taking into account that Company is presently paying the same percentage for doing business in other geographical territories for which original percentage was higher (2%). Therefore, this Committee believes that the terms of above technology, utilization and technical assistance agreement for the new territories are reasonably suitable to normal market's conditions applicable to this kind of agreement.- --

HAVING NO FUTHER BUSINESS TO BE DISCUSSED, the meeting has been adjourned at 1:00 P.M. ---

Signatory parties: ---

CARLOS MARCELINO MORLA.- ---

ALBERTO DOMINGO MORAMARCO.- --------------------------------

ZULEMA SANTAMARINA.- --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: --------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ----------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- ---

TRADUCTOR PÚBLICO IDIOMA INGLÉS

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 081
Mat. La Plata To VIII Fo 340
C T P C B A No 2706

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

MINUTES OF THE AUDIT COMMITTEE' MEETING Nº 7: --------------

In the city of Buenos Aires, on this 9th day of March 2007, at 3:00 P.M., SOCOTHERM AMERICAS S.A.'s audit Committee members hold this meeting at Company's place of business, 25 de Mayo 565, Piso 4°, Buenos Aires. This meeting is presided by Dr. ALBERTO MORAMARCO.- --------

This meeting is intended to discuss Company's financial statements of the fiscal year ending on December 31, 2006. According to external auditors' opinion, in their significant aspects, financial statements reasonably show Company's property and financial status as of December 31, 2006, the results of Company's transactions, changes in shareholder's equity and its cash flow corresponding to above fiscal year pursuant to professional accounting rules being in force in the Argentine Republic, as adopted by *Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires* (Buenos Aires City Professional Economics Board). External auditors' same opinion is supplied in connection with Conpany's consolidated financial statements, property and financial status of Company and its controlled companies as of December 31, 2006, the consolidated results of Company's transactions and the consolidated cash flow as to the fiscal year ending on above date. Audit task's extent is limited because the financial statements of Company's affiliated company, *Xante S.A.*, and of Trust Risk Specific Fund *SOCO-RIL – Garantizar S.A.* (a trust fund) have not been evaluated.- ---------------------

Dr. MORLA states that meetings with external and internal auditors and with Company's managerial staff have been duly held thus validating internal

control's reliability. All decision and risk-taking have been made within standard business margins.- --

Therefore, Audit Committee approves the report as set forth below to be subsequently filed together with financial statements and their eventual publication, being Committee's president Dr. ALBERTO MORAMARCO empowered to sign it.- --

SOCOTHERM AMERICAS S.A.- ---

AUDIT COMMITTEE REPORT.- ---

Buenos Aires, March 9, 2007.- --

To: SOCOTHERM AMERICA S.A. Shareholders, -------------------------

In full furtherance of Argentine Executive Order 677/2001 provisions and Argentine National Securities Commission (CNV) N° 400/2002, please be advised as follows: --

SOCOTHERM AMERICAS S.A. Audit Committee is composed of Mssrs. Dr. ZULEMA SANTAMARINA, Dr. CARLOS M. MORLA and the undersigned, in my capacity of Committee's President. Both Dr. SANTAMARINA and the undersigned are self-employed and independent auditors, as stipulated by Argentine National Securities Commission.- ------

We have acted according to Committee- approved regulations.- -----------

We have reviewed internal and external audit plans and we do not have any remarks to be made.- ---

We have analyzed the different services supplied by external auditors Deloitte & Co S.R.L. not affecting their independent status. In conformity with CNV Resolution 400/2002, Section 16, Second Paragraph, Subsection b), please be

advised that invoiced external audit fees amount to AR$* 561,222.20.- (VAT net).- --

We have noted no disputes of interest between the Company and corporate entities´s members or controlling shareholders as regards the transactions with related parties and we have checked that above transactions may be deemed as reasonable suitable to market normal and standard conditions in terms of Executive Order 677, Section 73, and of this Committee´s award.- ---------

All Company´s financial information and other significant events filed to Argentine National Securities Commission appear to be reliable and have been reviewed by us prior to their presentation. We held meetings with external auditors following their audit tasks of Company´s financial statements and, in every circumstance, they stated that there existed no differences with company´s managerial level as to the preparation of said financial statements.-

Management entity has provided Meeting of Shareholders with a proposal regarding fees payment. Fees shall have to be determined by the Meeting in accordance with Section 261, Argentine Business Companies Act.- ---------

Kindest regards.- --

Sincerely, --

AUDIT COMMITTEE.- --

(Signed) Alberto MORAMARCO, Committee´s President.- ----------------

HAVING NO FUTHER BUSINESS TO BE DISCUSSED, the meeting has been adjourned at 3:30 P.M. --

(Handwritten) Between Lines: "561.222,20" is VALID.- --------------------

---

* **AR$ (Argentine Peso):** Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) (*Translator's Note*).-

(Seal) THIS IS TO CERTIFY that this attestation is executed under Notarial Record Seal number T006723115. Buenos Aires, September 27, 2007.- ----------------------------

(Signed and sealed) ***CARLOS ALBERTO COTO.*** *Notary Public. License number: 3678.-*

COLEGIO DE ESCRIBANOS DE LA CIUDAD DE BUENOS AIRES (**"Buenos Aires City Profesional Association of Certified Notaries")**.- *(There appears the seal of the Argentine nation).- (There appears Association's seal).-* ---------------------------------

- NOTARIAL CERTIFICATION OF COPIES
- Argentine Act number 404
- Page Number: T 006723115

Buenos Aires, September 27th, 2007.- --

I, the undersigned, a Buenos Aires City Certified Notary Public, Notary's Office number 1288, hereby ***CERTIFY*** that this 2-paged document is a *TRUE COPY* of the original instrument that I have had before me.- --

(Signed and sealed) ***CARLOS ALBERTO COTO.*** *Notary Public. License number: 3678.-*

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: -----------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby *CERTIFY* that *THIS IS A TRUE TRANSLATION* into *ENGLISH* of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on October 3rd, 2007.- ------------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma *INGLÉS* del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 3 de octubre de 2007.- --

IDIOMA INGLES

MARCELO CABRIEL PLA
RADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 061
Mat. La Plata To VIII Fo 340
T P. C B A. No 2705

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION--

Minutes of the Controlling Committee. ---

In the City of Buenos Aires, on this ninth day of the month of March of 2007, the members of the Controlling Committee of Socotherm Americas S.A., Mario Rafael Biscardi, Alejandro Mosquera and Carlos Roberto Chiesa, hold a meeting at 330 Corrientes Avenue, Floor 6th., Office 612, City of Buenos Aires, in order to consider the financial statements corresponding to the fiscal period ending on December 31, 2006, which were submitted by the Board of Directors of the Company for our consideration. --------------------------------

Mr. Mario Biscardi, informs about the matters discussed in prior meetings of the Board of Directors to which a member of the Committee attended. ----------

Mr. Alejandro Mosquera continues to represent that the meeting have reviewed the audit performed by the independent auditors, Deloitte & Co. S.R.L. and that there are no objections to make regarding them. ----------------

After some brief discussion, the members of the Controlling Committee unanimously resolve, to sign the mentioned documentation and issue the following report that will be enclosed to the financial statements of the Company corresponding to the fiscal period ending on December 31, 2006 to be submitted before the Surveillance Bodies. --------------------------------------

CONTROLLING COMMITTEE'S REPORT ------------------------------------

To the Shareholders of: --

Socotherm Americas S.A. (former, Soco-Ril S.A.)--------------------------------

In our capacity as the Controlling Committee of the Company, duly appointed by the General Ordinary and Extraordinary Meeting of Shareholders hold on April 28, 2006, we have performed a review of the documents mentioned in

paragraph I, in order to comply with the provisions of Section 294 of the Act N° 19,550 and the relevant regulations enacted by the National Securities Commission. The mentioned documents were prepared and issued by the Board of Directors of the Company in exercise of its exclusive functions. Our responsibility is to express our opinion on such documents, in base to the examination performed with the scope as mentioned in paragraph II.------------

I) REVIEWED DOCUMENTS: ---

a) Balance Sheet as to December 31, 2006. ---------------------------------------

b) Profit and Loss Statement corresponding to the fiscal period ending on December 31, 2006. --

c) Statement of Changes in Shareholders' Equity corresponding to the fiscal period ending on December 31, 2006. ---

d) Statement of Cash Flows corresponding to the fiscal period ending on December 31, 2006. --

e) Notes 1 to 14 and schedules A, B, C, E, F, G and H corresponding to the fiscal period ending on December 31, 2006. -------------------------------------

f) Consolidated Balance Sheet as to December 31, 2006.------------------------

g) Consolidated Profit and Loss Statement corresponding to the fiscal period ending on December 31, 2006. --

h) Consolidated Statement of Cash Flows corresponding to the fiscal period ending on December 31, 2006. --

i) Notes 1 to 7 and schedules A, B, C, E, F and H to the consolidated financial statements corresponding to the fiscal period ending on December 31, 2006. --

j) Information Summary required by the National Securities Commission corresponding to the fiscal period ending on December 31, 2006. -----------

k) Additional Information to the notes to the Financial Statements as to December 31, 2006 required by Section N° 68 of the Regulations of the Buenos Aires Stock Exchange ---

l) Annual Report and inventory corresponding to the fiscal period ending on December 31, 2006. ---

II) EXAMINATION SCOPE--

Our examination was performed in accordance with the applicable rules on supervisory committees set forth by Law 19550 and the amendments thereof and whatever other rule we deem convenient, and by the provisions set forth by the Technical Resolution N° 15 of the Argentine Federation of CPA Associations ("Federación Argentina de Consejos Profesionales de Ciencias Economicas"). Such rules require that the examination of the financial statements be performed according to audit rules in force in the Argentine Republic, and include a verification that the documents examined are consistent with the corporate decisions recorded by the Company in the corresponding minutes, and that such decisions are consistent with applicable law and the Company's by-laws, as to their formal and documentary aspects.

In order to examine the documents mentioned in items a) to e) of paragraph I, we have reviewed the audit performed by the independent auditors, Deloitte & Co. S.R.L. that issued their report on March 9, 2007, according to the applicable audit rules. Such revision included the audit conclusions performed by said auditors. --

An audit requirement is that the auditor plans and carries out its task in order to provide reasonable assurance as to whether the financial statements are free of misstatements or material mistakes. An audit includes examination, on a sample base, of evidence supporting the amounts or other disclosures in the

financial statements. The Audit will also evaluate accounting policies and significant accounting estimates made by the Board of Directors of the Company and the presentation of the financial statements taken as a whole.. Since to assess the management is not responsibility of the members of the Controlling Committee, we did not review the corporate criteria or decisions of the different departments of the Company, which are within the sole and exclusive responsibility of the Board of Directors. We consider that our examination is a reasonable base to support our opinion. -------------------------

Regarding to the Annual Report of the Board of Directors, the Information Summary established by General Resolution N° 368/01 of the National Securities Commission and the additional information to the notes to the financial statements required by Section 68 of the Buenos Aires Stock Exchange, all of them for the fiscal period ending on December 31, 2006, we certify that these documents include, respectively, the information required by Section 66 of the Business Company Act N° 19.550, point 6 of Annex I of Chapter XXIII of General Resolution N° 368/01 of the National Securities Commission and Section 68 of the Quotation Rules of the Buenos Aires Stock Exchange, being the affirmations on the financial framework performed by the Company, the corporate management and future facts, included in the mentioned document, exclusive responsibility of the Board of Directors Furthermore we inform that, as to the issues of our field of incumbency, the accounting data included in the mentioned document are similar to the accounting records of the Company and other relevant documents. --------------

MACIEL
PUBLICA
NGLES
04 CAP. FE
B.A. N° 538

ANA LUZ
TRADUCTOR
IDIOMA
MAT. T° XV F°
INSCRIP. C.T.P.C

The investments of the Company in Xante S.A. (related company) and in the Specific Fund of Trust Risk "Soco-Ril" – Garantizar S.A. (trust fund) as to December 31, 2006 has been valued in base to the Company's financial

statements and the fund as to September 30, 2006 and June 30, 2006, respectively, which does not correspond, in the case of the fund, with the applicable accounting rules. The financial statements of Xante S.A. as to September 30, 2006 were reviewed by other independent professionals who issued their report without objections on November 14, 2006. The financial statements of the Specific Fund of Trust Risk "Soco-Ril" - Garantizar S.A. (trust fund) as to June 30, 2006, were examined by other independent professionals who issued their report of limited revision August 8, 2006. The investments in the company and the fund above mentioned represent 3% of the Company's total assets as to December 31, 2006. ---------------------------

Having no examined their financial statements implied a limitation to the scope of our revision on the financial statement of the Company. ---------------

III) OPINION --

a) In our opinion, except for the adjustments, if correspond, that may have been disclosed if limitation in the scope of the revision were not applicable, as mentioned in the last part of paragraph II hereof, the individual and consolidated financial statements with its controlled companies listed in paragraph I items a) to i) inclusive reasonably show, in all their material aspects, the financial condition of Socotherm Americas S.A. as to December 31, 2006, the profit and loss statement, the Statements of Changes in Shareholders' Equity and the Statement of Cash Flows for the fiscal period ending on such date, according to the applicable professional accounting rules. ---------------------------------

b) The Annual Report of the Board of Directors, the Information Summary established by General Resolution N° 368/01 of the National Securities Commission and the additional information to the notes to the financial

ANA LUZ
TRADUCTOR
IDIOMA I
MAT. T° XV F°
INSCRIP. C.T.P.C

MACIEL
PUBLICA
GLES
14 CAP. FED.
A. N° 5383

statements required by Section 68 of the Buenos Aires Stock Exchange, all of them for the fiscal period ending on December 31, 2006, we certify that these documents include, respectively, the information required by Section 66 of the Business Company Act N° 19.550, point 6 of Annex I of Chapter XXIII of General Resolution N° 368/01 of the National Securities Commission and Section 68 of the Quotation Rules of the Buenos Aires Stock Exchange, being the affirmations on the financial framework performed by the Company, the corporate management and future facts, included in the mentioned document, exclusive responsibility of the Board of Directors Furthermore we inform that, as to the issues of our field of incumbency, the accounting data included in the mentioned document are similar to the accounting records of the Company and other relevant documents.--

c) The financial statements mentioned in items a) to i) of paragraph I and the corresponding Inventory, arise from accounting records kept, as to formal aspects, in accordance with the legal provisions in force in the Republic of Argentina.---

IV)--ADDITIONAL INFORMATION REQUIRED BY General Resolution N° 368/01 of the National Securities Commission----------------------------

In compliance with the provisions of General Resolution N° 368/01 of the National Securities Commission, we inform that: -------------------------------

a) The accounting policies applied for the preparation of the financial statements mentioned in items a) to e) of paragraph I correspond to the professional accounting rules; and--

b) The independent auditors performed their audit subject to the applicable audit rules, set by the Argentine Federation of CPA Associations ("*Federación Argentina de Consejos Profesionales de Ciencias Económicas*"), Such rules request the independence and objectivity criteria from the independent auditor in the preparation of the audit report on the financial statements.---

Autonomous City of Buenos Aires, March 9, 2007.-------------------------------

The Controlling Committee unanimously authorize Alejandro Mosquera, Mario Biscardi and/or Carlos Chiesa so that any of them indistinctly sign on behalf of the Committee the report above mentioned, the financial Statements and any other relevant document to meet the legal and/or administrative requirements.---

After some discussions, the meeting resolves to approve all tasks performed by the Controlling Committee in compliance with the provisions of the Business Company Act. ---

There being no further businesses to transact, the meeting is adjourned, prior reading and sign hereof. ---

Mario Rafael Biscardi ---

Alejandro Mosquera ---

Carlos Roberto Chiesa --

<u>*For legalization purposes*</u>*: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, October 1, 2007.*---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 1 de octubre de 2007. ----

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.

RECEIVED

TRADUCCIÓN PÚBLICA ---

CERTIFIED TRANSLATION---

Minutes of the Controlling Committee. ---

In the City of Buenos Aires, on this eleventh day of the month of May of 2007, the members of the Controlling Committee of Socotherm Americas S.A., Mario Rafael Biscardi, Alejandro Mosquera and Carlos Roberto Chiesa, hold a meeting at 330 Corrientes Avenue, Floor 6th., Office 612, City of Buenos Aires, in order to consider the financial statements corresponding to the three-month fiscal period ending on March 31, 2007, which were submitted by the Board of Directors of the Company for our consideration. ---

Mr. Mario Biscardi, informs about the matters discussed in the meetings of the Board of Directors to which a member of the Committee attended. -------------

Mr. Biscardi continues to represent that the meeting have reviewed the audit performed by the independent auditors, Deloitte & Co. S.R.L. and that there are no objections to make regarding them. ---------------------------------------

After some brief discussion, the members of the Controlling Committee unanimously resolve, to sign the mentioned documentation and issue the following report that will be enclosed to the financial statements of the Company corresponding to the three-month fiscal period ending on March 31, 2007 to be submitted before the Surveillance Bodies.----------------------------

CONTROLLING COMMITTEE'S REPORT ------------------------------------

To the Shareholders of: ---

Socotherm Americas S.A. ---

In our capacity as the Controlling Committee of the Company, we have performed a review of the documents mentioned in paragraph I, in order to comply with the provisions of Section 294 of the Act N° 19,550 and the

ANA LUZ
TRADUCTORA
IDIOMA I
MAT. To XV Fo 2
INSCRIP. C.T.P.C.

relevant regulations enacted by the National Securities Commission. The mentioned documents were prepared and issued by the Board of Directors of the Company in exercise of its exclusive functions. ------------------------------

I) EXAMINED DOCUMENTS: --

a) Balance Sheet as to March 31, 2007. --------------------------------------
b) Profit and Loss Statement corresponding to the three-month fiscal period ending on March 31, 2007. ---
c) Statement of Changes in Shareholders' Equity corresponding to the three-month fiscal period ending on March 31, 2007. --------------------
d) Statement of Cash Flows corresponding to the three-month fiscal period ending on March 31, 2007. ---
e) Notes 1 to 14 and schedules A, B, C, E, F, G and H corresponding to the three-month fiscal period ending on March 31, 2007.----------------
f) Balance Sheet as to March 31, 2007. --------------------------------------
g) Consolidated Profit and Loss Statement corresponding to the three-month fiscal period ending on March 31, 2007.---------------------------
h) Consolidated Statement of Cash Flows corresponding to the three-month fiscal period ending on March 31, 2007.---------------------------
i) Notes 1 to 6 and schedules A, B, C, E, F and H corresponding to the three-month fiscal period ending on March 31, 2007. --------------------
j) Information Summary required by the National Securities Commission corresponding to the three-month fiscal period ending on March 31, 2007. --
k) Additional Information required by Section N° 68 of the Regulations of the Buenos Aires Stock Exchange corresponding to the three-month fiscal period ending on March 31, 2007. ----------------------------------

II) EXAMINATION SCOPE--

Our examination was performed in accordance with the rules on supervisory committees in force in the Republic of Argentina. Such rules require that the examination of the documents mentioned in the items a) to i) of the paragraph I be performed according to audit rules applicable for limited audits of the financial statements of interim periods and include a verification that the documents examined are consistent with the corporate decisions recorded by the Company in the corresponding minutes, and that such decisions are consistent with applicable law and the Company's by-laws, as to their formal and documentary aspects.-----------------------------

In order to examine the documents mentioned in paragraph I, we have reviewed the audit performed by the independent auditors, Deloitte & Co. S.R.L. that issued their report on May 11, 2007 according to the audit rules applicable for limited audits of the financial statements of interim periods. Such revision included the verification of the work planning, of the nature, scope and opportunity of the applied procedures and the results of the limited revision performed by such professional. Auditors are required to verify the accounting information and make inquiries to the Company's employees responsible for the preparation of the information included in the financial statements and the subsequent analysis. The scope of this revision is substantially narrower to the scope of the audit, which purpose is to express an opinion on the financial statements under review. Consequently, we have not expressed such opinion. Since to assess the management is not responsibility of the members of the Controlling Committee, we did not review the corporate criteria and decisions of the

different departments of the Company, which are within the sole and exclusive responsibility of the Board of Directors.---------------------------

The investment of the Company in Xante S.A. (related company) as to March 31, 2007 has been valuated at its acquisition cost. The financial statements of Xante S.A. as to September 30, 2006 –last issued to the date hereof- were reviewed by other independent professionals who issued their report without objections on November 14, 2006. The investment of the Company represents 2% of the total Assets of the Company. Having no examined their financial statements implied a limitation to the scope of our revision on the financial statement of the Company.-------------------------

III) <u>DECLARATION OF THE CONTROLLING COMMITTEE'S MEMBERS</u> ---

Based on our reviews, we inform that: --

a) to the extent described in Paragraph 2, with the limitations described in the last part of such paragraph, we inform that the financial statements as of March 31, 2007, as mentioned in paragraph I, take into account all material events and circumstances that we are aware of and we have no objections to make regarding them. --

b) The Information Summary established by General Resolution N° 368/01 of the National Securities Commission for the three-month fiscal period ending on March 31, 2007, includes the requirements of such General Resolution N° 368/01 of the National Securities Commission, being the affirmations on the financial framework performed by the Company, the corporate management and future facts, included in the mentioned document, exclusive responsibility of the Board of Directors. Furthermore we inform that, as to the issues of our field of incumbency,

the accounting data included in the mentioned document are similar to the accounting records of the Company and other relevant documents.

c) Figures of the financial statements mentioned in paragraph I correspond with the auxiliary records kept by the Company, transcription thereof to the record books is pending. --

Autonomous City of Buenos Aires, May 11, 2007.------------------------------

The Controlling Committee unanimously authorized Alejandro Mosquera, Mario Biscardi and/or Carlos Chiesa so that any of them indistinctly sign on behalf of the Supervisory Committee the report of the Supervisory Committee, the financial Statements and any other relevant document to meet the legal and/or administrative requirements. --

After some discussions, the meeting resolves to approve all tasks performed by the Controlling Committee in compliance with the provisions of the Business Company Act. --

There being no further businesses to transact, the meeting is adjourned, after the minutes of the meeting were read and signed. ------------------------------

Mario Rafael Biscardi ---

Alejandro Mosquera --

Carlos Roberto Chiesa ---

For legalization purposes: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, October 1, 2007. ---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 1 de octubre de 2007. ----

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION--

Meeting of the Controlling Committee---

In the City of Buenos Aires, on this first day of the month of August of 2007, the members of the Controlling Committee of Socotherm Americas S.A., Mario Rafael Biscardi, Alejandro Mosquera and Carlos Roberto Chiesa, hold a meeting at 330 Corrientes Avenue, Floor 6th., Office 612.-----------------------

Mr. Alejandro Mosquera informs that Mr. Mario Rafael Biscardi will be absent from August 2 to August 14 of the current year, and further represents that having sufficient quorum, it is not necessary the appointment of a substitute member of the committee. --

There being no further businesses to transact, the meeting is adjourned, prior reading and sign hereof. --

Mario Rafael Biscardi--

Alejandro Mosquera --

Carlos Chiesa --

For legalization purposes: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, October 1, 2007. ---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 1 de octubre de 2007. ----

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

TRADUCCIÓN PÚBLICA ---

CERTIFIED TRANSLATION---

Minutes of the Controlling Committee. ---

In the City of Buenos Aires, on this tenth day of the month of August of 2007, the members of the Controlling Committee of Socotherm Americas S.A., Alejandro Mosquera and Carlos Roberto Chiesa, hold a meeting at 330 Corrientes Avenue, Floor 6th., Office 612, City of Buenos Aires, in order to consider the financial statements corresponding to the three-month fiscal period ending on June 30, 2007, which were submitted by the Board of Directors of the Company for our consideration. ---------------------------------

Mr. Alejandro Mosquera represents that Mr. Mario Biscardi is absent due to the reasons duly informed in the minutes dated August 1st. Moreover, he informs about the matters discussed in the meetings of the Board of Directors to which a member of the Committee attended.-----------------------------------

Mr. Carlos Chiesa continues to represent that the meeting have reviewed the audit performed by the independent auditors, Deloitte & Co. S.R.L. and that there are no objections to make regarding them. ---------------------------------

After some brief discussion, the members of the Controlling Committee unanimously resolve, to sign the mentioned documentation and issue the following report that will be enclosed to the financial statements of the Company corresponding to the six-month fiscal period ending on June 30, 2007 to be submitted before the Surveillance Bodies.-----------------------------

CONTROLLING COMMITTEE'S REPORT -------------------------------------

To the Shareholders of: --

Socotherm Americas S.A. --

In our capacity as the Controlling Committee of the Company, we have performed a review of the documents mentioned in paragraph I, in order to comply with the provisions of Section 294 of the Act N° 19,550 and the relevant regulations enacted by the National Securities Commission. The mentioned documents were prepared and issued by the Board of Directors of the Company in exercise of its exclusive functions. ------------------------------

I) REVIEWED DOCUMENTS: ---

a) Balance Sheet as to June 30, 2007. ---

b) Profit and Loss Statement corresponding to the six-month fiscal period ending on June 30, 2007. --

c) Statement of Changes in Shareholders' Equity corresponding to the six-month fiscal period ending on June 30, 2007.------------------------------

d) Statement of Cash Flows corresponding to the six-month fiscal period ending on June 30, 2007. --

e) Notes 1 to 15 and schedules A, B, C, E, F, G and H corresponding to the six-month fiscal period ending on June 30, 2007. --------------------

f) Consolidated Balance Sheet as to June 30, 2007. -------------------------

g) Consolidated Profit and Loss Statement corresponding to the six-month fiscal period ending on June 30, 2007. ------------------------------

h) Consolidated Statement of Cash Flows corresponding to the six-month fiscal period ending on June 30, 2007. -------------------------------------

i) Notes 1 to 6 and schedules A, B, C, E, F and H corresponding to the six-month fiscal period ending on June 30, 2007.--------------------------

j) Information Summary required by the National Securities Commission corresponding to the six-month fiscal period ending on June 30, 2007

k) Additional Information required by Section N° 68 of the Regulations of the Buenos Aires Stock Exchange corresponding to the six-month fiscal period ending on June 30, 2007. ------------------------------------

II) EXAMINATION SCOPE--

Our examination was performed in accordance with the rules on supervisory committees in force in the Republic of Argentina. Such rules require that the examination of the documents mentioned in the items a) to i) of the paragraph I be performed according to audit rules applicable for limited audits of the financial statements of interim periods and include a verification that the documents examined are consistent with the corporate decisions recorded by the Company in the corresponding minutes, and that such decisions are consistent with applicable law and the Company's by-laws, as to their formal and documentary aspects.-----------------------------

In order to examine the documents mentioned in paragraph I, we have reviewed the audit performed by the independent auditors, Deloitte & Co. S.R.L. that issued their report on August 10, 2007 according to the audit rules applicable for limited audits of the financial statements of interim periods. Such revision included the verification of the work planning, of the nature, scope and opportunity of the applied procedures and the results of the limited revision performed by such professional. In a limited review, Auditors are required to verify the accounting information and make inquiries to the Company's employees responsible for the preparation of the information included in the financial statements and the subsequent analysis. The scope of this revision is substantially narrower to the scope of the audit, which purpose is to express an opinion on the financial statements under review. Consequently, we have not expressed

such opinion. Since to assess the management is not responsibility of the members of the Controlling Committee, we did not review the corporate criteria and decisions of the different departments of the Company, which are within the sole and exclusive responsibility of the Board of Directors.-- The investment of the Company in Xante S.A. (related company) as to June 30, 2007 has been valuated at its acquisition cost. The financial statements of Xante S.A. as to September 30, 2006 –last issued to the date hereof- were reviewed by other independent professionals who issued their report without objections on November 14, 2006. The investment of the Company represents 2% of the total Assets of the Company as to June 30, 2007. Having no examined their financial statements implied a limitation to the scope of our revision on the financial statement of the Company. ----

III) DECLARATION OF THE CONTROLLING COMMITTEE'S MEMBERS

Based on our reviews, we inform that: --

a) to the extent described in Paragraph 2, with the limitations described in the last part of such paragraph, we inform that the financial statements as of June 30, 2007, as mentioned in paragraph I, take into account all material events and circumstances that we are aware of and we have no objections to make regarding them. --

The Information Summary established by General Resolution N° 368/01 of the National Securities Commission for the six-month fiscal period ending on June 30, 2007, includes the requirements of such General Resolution N° 368/01 of the National Securities Commission, being the affirmations on the financial framework performed by the Company, the corporate management and future facts, included in the mentioned document, exclusive responsibility of the Board of Directors Furthermore we inform

that, as to the issues of our field of incumbency, the accounting data included in the mentioned document are similar to the accounting records of the Company and other relevant documents. ------------------------------

b) Figures of the financial statements mentioned in paragraph I correspond with the auxiliary records kept by the Company, transcription thereof to the record books is pending. --

Autonomous City of Buenos Aires, August 10, 2007.----------------------------

The Controlling Committee unanimously authorized Alejandro Mosquera and/or Carlos Chiesa so that any of them indistinctly sign on behalf of the Supervisory Committee the report of the Supervisory Committee, the financial Statements and any other relevant document to meet the legal and/or administrative requirements. ---

After some discussions, the meeting resolves to approve all tasks performed by the Controlling Committee in compliance with the provisions of the Business Company Act. ---

There being no further businesses to transact, the meeting is adjourned, prior reading and sign hereof. ---

Alejandro Mosquera --

Carlos Roberto Chiesa --

<u>For legalization purposes</u>: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, October 1, 2007. --

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 1 de octubre de 2007. ----

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION--

Buenos Aires, November 13, 2006 --

Messrs.---

National Securities Commission --

25 de mayo 175, 3rd. Floor---

Buenos Aires ---

Ref.: File. N° 603/06 Socotherm Americas S.A. on Adherence to the System of Share Public Offering.---

Dear Sirs,---

I, the undersigned, in my capacity as agent of Socotherm Americas S.A. (the "Company"), domiciled at 25 de mayo 565 street, floor 4, Autonomous City of Buenos Aires, with special domicile at **Estudio Bruchou, Fernández Madero, Lombardi y Mitrani, Ing. Butty 275, Floor 12th. (C1001AFA), Autonomous City of Buenos Aires Hugo Bruzone and/or Juan Pablo Bove)**, address to the National Securities Commission [Comisión Nacional de Valores (la "CNV")], regarding the referenced file and in order to enclose the note submitted to the Buenos Aires Stock Exchange informing that due to the expiration of the agreed period for the payment of the New Shares (as informed in the Subscription Notice dated November 1st., 2006), the Company issued 15,000,000 New Shares, which have been fully placed and paid at the Subscription Price of AR$ 7.30 (Argentine Pesos seven with 30/100) (*) per each New Share.---

MACIEL
PUBLICA
GLES
14 CAP. FED
A. N° 5385

ANA LUZ
TRADUCTORA
IDIOMA I
MAT. T° XV F° 2
INSCRIP. C.T.P.C.

The terms not expressly defined herein, shall have the meaning specified in the Offering Memorandum dated November 1st. 2006 (the "Offering Memorandum"). --

Yours faithfully, --

[There follows an illegible signature] José M. Bazán ----------------------------

Authorized agent --

*(*) **AR$ (Argentine Peso):** Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) Translator's Note).*--

----

<u>For legalization purposes</u>: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, September 30, 2007.---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 30 de septiembre de 2007. --

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

MACIEL
PUBLICA
GLES
4 CAP. FED.
A. Nº 5383

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- --

Buenos Aires, March 12, 2007.- --

To: --

- Argentine National Securities Committee: --

Re. Information in compliance with Section 62, Buenos Aires City Stock Exchange Regulations. Balance Sheet ending on December 31, 2006.- ------

Dear sir, --

Below please find the additional information as required under Section 62, Buenos Aires City Stock Exchange Listing Regulations. --

(Certified Translator's Note: Figures are expressed in AR$*)

Fiscal Year Income (Loss):		
Regular – Income	AR$	7,826,933.-
FY -Income	AR$	7,826,933.-
Shareholder's Equity:		
Capital Stock	AR$	85,000,000.-
Additional Paid-in Capital	AR$	88,285,529.-
Temporary Conversion Differences	AR$	4,473,529.-
Legal Reserve	AR$	4,910,754.-
Optional Reserve	AR$	1,351,967.-
Retained Earnings	AR$	8,238,492.-
Total Shareholder's Equity	AR$	192,260,518.-

* **AR$ (Argentine Peso):** Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) (*Translator's Note*).-

- Dividends: --

Corporate Board of Directors proposes Shareholders that, as from Income obtained for FY ending on December 31, 2006 (amounting to AR$ 7,826,933.-) the sum of AR$ 391,346.65.- be used to legal reserve pay-up, the sum of AR$ 3,913,466.- be used to pay dividends in cash, and the remaining sum, AR$ 3,933,679.35.- (Retained Earnings balance of AR$ 411,559.- plus remaining sum of the income for this FY of $AR 3,522,120.35.-), be used to create corporate optional reserve in terms of Section 70, Argentine Business Companies Act N° 19.550, as intended to corporate operating governance.- --

- Information supplied pursuant to Section 62 (Subsec. o).- ---------------

Equity Holdings: ---

Global Holding	Class "A" Shares		Class "B" Shares		Total Holding	
	Holding		Holding		Holding	
Main Shareholders	70.000.000	82.35%	0	0.00%	70.000.000	82.35%
Total in Buenos Aires Stock Exchange	0	0.00%	15.000.000	17.65%	15.000.000	17.65%
	70.000.000	**82.35%**	**15.000.000**	**17.65%**	**85.000.000**	**100.00%**

Shareholders	Class "A" Shares		Class "B" Shares			
Socotherm SpA	66.500.000	78.23%	0	0.00%	66.500.000	78.23%
Socoitherm Services	3.500.000	4.12%	0	0.00%	3.500.000	4.12%
Buenos Aires Stock Exchange	0	0.00%	15.000.000	17.65%	15.000.000	17.65%
	70.000.000	**82.35%**	**15.000.000**	**17.65%**	**85.000.000**	**100.00%**

- Information supplied pursuant to Section 62 (Subsec. p).- ------------

Our corporation reports that, as of December 31, 2007, neither representative securities of debts convertible in shares nor stock call options have been issued.- ---

- Information supplied pursuant to Section 62 (Subsec. q).- --------------

Controlling Shareholder and Economic Group.- ------------------------------

SOCOTHERM AMERICAS S.A.'s Control Shareholder: ---------------------

Corporate Name: SOCOTHERM SpA.- ---------------------------------------

Place of Business: Via Resurgimiento 62, Rovigo, Italia.- -------------------

Holding in *SOCOTHERM AMERICAS S.A.*'s Capital Stock: 78.23% -------

Holding (in votes) in *SOCOTHERM AMERICAS S.A.*: 91.10% -------------

Corporate Structure: ---

SOCOTHERM AMERICAS
(Argentina)

Socotherm USA (United States) 100%	Soco-Ven (Argentina) 80%	Socotherm Argentina (Argentina) 90%	Socobras (Brazil) 99.9%	Socotherm West Africa (Malta) 60%	Socotherm Angola (Angola) 49%
Socotherm LaBarge (United States) 51%	Atlantica Socotherm (Venezuela) 50%		Socotherm Brasil (Brazil) 50%	Socotherm West Africa (Nigeria) 40%	

Kindest regards.- --

Sincerely, yours.- --

(Signed and Sealed) SOCOTHERM AMERICAS S.A. *CARLOS COLLIA.* CFO. Market Relations Officer. --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ------------------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ----------------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital T° X F° 061
Mat. La Plata T° VIII F° 340
T. P. C. R. A. N° 2705

TRADUCCIÓN PÚBLICA: ---

CERTIFIED TRANSLATION: ---

SOCOTHERM AMERICAS. ---

Serving the Energy Transportation Industry.- ------------------------------

Buenos Aires, August 10, 2007.- --

To: ---

- Argentine National Securities Committee. ----------------------------

Re. Information in compliance with Section 63, Buenos Aires City Stock Exchange Regulations. Balance Sheet ending on June 30, 2007.- -----------

Dear sir, --

Below please find the additional information as required under Section 63, Buenos Aires City Stock Exchange Listing Regulations. ------------------

(Certified Translator's Note: Figures are expressed in AR$*)

Fiscal Year Income (Loss):		
Regular – Income	AR$	25,122.948.-
FY -Income	AR$	25,122.948.-
Shareholder's Equity:		
Capital Stock	AR$	85,000,000.-
Additional Paid-in Capital	AR$	88,285,529.-
Temporary Conversion Differences	AR$	9,304,617.-
Legal Reserve	AR$	5,302,101.-
Optional Reserve	AR$	5,285,646.-
Retained Eamings	AR$	25,122,948.-
Total Shareholder's Equity	AR$	218,300,841.-

* **AR$ (Argentine Peso):** Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) (*Translator's Note*).-

- Information supplied pursuant to Section 63 (Subsec. o).- --------------

Equity Holdings: --

Global Holding	Class "A" Shares		Class "B" Shares		Total Holding	
	Holding		Holding		Holding	
Main Shareholders	70.000.000	82.35%	0	0.00%	70.000.000	82.35%
Total in Buenos Aires Stock Exchange	0	0.00%	15.000.000	17.65%	15.000.000	17.65%
	70.000.000	82.35%	15.000.000	17.65%	85.000.000	100.00%

Shareholders	Class "A" Shares		Class "B" Shares			
Socotherm SpA	66.500.000	78.23%	0	0.00%	66.500.000	78.23%
Socoitherm Services	3.500.000	4.12%	0	0.00%	3.500.000	4.12%
Buenos Aires Stock Exchange	0	0.00%	15.000.000	17.65%	15.000.000	17.65%
	70.000.000	82.35%	15.000.000	17.65%	85.000.000	100.00%

- Information supplied pursuant to Section 63 (Subsec. p).- ----------------------

Our corporation reports that, as of June 30, 2007, neither representative securities of debts convertible in shares nor stock call options have been issued.- ----------------------

Kindest regards.- --

Sincerely, yours.- --

(Signed and Sealed) SOCOTHERM AMERICAS S.A. *CARLOS COLLIA*. CFO. Market Relations Officer. --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: --------------------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ------------------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

ARCELO GABRIEL PLA
RADUCTOR PUBLICO INGLES

TRADUCCIÓN PÚBLICA --

CERTIFIED TRANSLATION---

Buenos Aires, November 8, 2006---

Messrs.---

Bolsa de Comercio de Buenos Aires *[Buenos Aires Stock Exchange]* -----------

25 de Mayo 299---

City of Buenos Aires ---

Ref.: Public Offering (the "Offer") of up to 15,000,000 new book-entry Class B shares of the Capital Stock with nominal value of AR$ 1 (one Peso) per share and entitled to 1 (one) vote each (the "New Shares"). ---------------------

Dear Sirs,---

It is my pleasure to address to the Buenos Aires Stock Exchange, in my capacity as duly authorized agent of Socotherm Americas S.A. (the "Company") in connection with the placing of the New Shares to be issued by the Company within the framework of the Offer. The terms not expressly defined herein, shall have the meaning specified in the Offering Memorandum dated November 1st. 2006 (the "Offering Memorandum"). -----------------------

I hereby, as a result of the termination of the Subscription Period in the date hereof (as such term is defined in the Subscription Notice duly published in the daily gazette of the Buenos Aires Stock Exchange dated November 1st., 2006, hereinafter mentioned as the "Subscription Notice"), inform the result of the placing of the New Shares to be issued .-------------------------------------

1) Amount of the New Shares placement: 15,000,000 New Shares placed by public offering. ---

Z MACIEL
RA PUBLICA
INGLES
204 CAP. FED.
C.B.A. Nº 5383

ANA LUZ
TRADUCTO
IDIOMA
MAT. Tº XV Fº
INSCRIP. C.T.P.

2) Subscription Price: The subscription price for the New Shares is AR$[1] 7.30 (Argentine Pesos seven with 30/100).--

This letter is integral and complementary part of the Offering Memorandum dated November 1st. of 2006. Moreover, I hereby request the publication of the information included herein, in the daily gazette of the mentioned Entity. ------

Your faithfully, --

[There follows an illegible signature] José M. Bazán ----------------------------

Authorized Agent--

[1] ***AR$ (Argentine Peso):*** *Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) Translator's Note).*---

----

For legalization purposes: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, September 30, 2007. ------------------------------

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 30 de septiembre de 2007.------------------------------

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
Nº 14-29307/079
MONICA TERESITA CASERES

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- --

Buenos Aires, January 5, 2007.- --

To: --

Buenos Aires City Stock Exchange.- --

25 de Mayo 299

Buenos Aires

- Re. Socotherm Americas S.A. Official Bulletin Notice.- ----------------

Dear sir, --

Please be hereby advised that yesterday, ***Socotherm Americas S.A.*** ("the Company") effectively fulfilled Section 3, Provision 1363, dated 12-20-2006, as ordered by *Comisión Nacional de Valores* (CNV) ("Argentine National Securities Commission") Issuance Division Manager, a copy of which is enclosed herewith. Besides, please take note that relevant notice has been duly published in Argentine Republic's Official Bulletin, a copy of which is also enclosed herewith.- --

Above CNV, through Financial Information Highway (AIF) has been notified of the foregoing.- --

Kindest regards.- --

Sincerely, yours.- --

CONTACT: --

(Signed) CARLOS COLLIA. --

C.F.O. & Investors Relations Officer --

SOCOTHERM AMERICAS S.A. --

+54 3488 493332 --

E-mail: collia@socotherm.com.ar --

Argentine Department of Economy and Production. National Securities Commission.- --

(Sealed) Buenos Aires, December 20, 2006.- ----------------------------------

Provision N° *(sealed)* 1363.- --

WHEREAS File N°1655/06 titled "Socotherm Americas S.A. on Book-entry Shares Recording" of this National Securities Commission's register.- ------

AND CONSIDERING: --

That applicant ("Socotherm Americas S.A.") has filed a copy of the contract entered into with CAJA DE VALORES S.A., under which the latter has been appointed as Shares Registration and Payment Agent; --------------------

That, once having above filing been analyzed, it has been concluded that all Regulatory Order N° 259/96 requirements have been complied, and that, as from legal viewpoint, there exist no remarks to be posed; -----------------

That this provision is ordered by virtue of the authority duly given by Executive Order N° 259/96 and by Internal Resolution N° 2.834.- -----------

THEREFORE, --

The National Securities Commission Issuance Division Manager ORDERS as follows: --

SECTION 1°: BE *CAJA DE VALORES S.A.* AUTHORIZED to keep the Book of Shares of Issuer ("Socotherm Americas S.A.") ("the Company").- -

SECTION 2°: BE this authorization TRANSCRIBED as first registration in corporate journal, or related book, and BE such a registration together with its

relevant minutes FILED before this Commission within a 10-day period following the first Board of Directors' meeting held as from the notice hereof.- --

SECTION 3°: That the Company must have a summary of the authorization granted under Article 1 hereof published in Argentine Republic's Official Bulletin during 1 (one) day.- --

SECTION 4°: BE notice of these presents SERVED upon the Company, CAJA DE VALORES S.A. and Buenos Aires Stock Exchange and, once complied, BE this Provision REGISTERED in Commission's records.- -----

(Signed and sealed) Dr. CIPRIANO RODRIGUEZ, Issuance Division Manager.- --

Official Bulletin's Extract: --

Thursday, January 4th, 2007.- --

Second Section. Official Bulletin N° 31.066.- ----------------------------

Page 3. --

• SOCOTHERM AMERICAS S.A.

This Company hereby informs that, under Provision 1363 dated December 20, 2006, National Securities Commission has authorized *Caja de Valores S.A.* to keep the Book of Shares of Socotherm Americas S.A. ("the Issuer") and ordered this notice publication. Signed: *Carlos M. MORLA* Vice President acting as President, appointed by Meeting of Shareholders on April 28, 2006 and evidenced under Minutes of Distribution of Offices dated on April 28, 2006.

Certification issued by: *Guillermo Emilio COTO*. Record N° 1181. License N°: 2644. Date: 01-03-2007. Minutes N°: 007. Book N° 052.

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: --------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ----------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

TRADUCTOR PÚBLICO IDIOMA INGLÉS

MARCELO CABRIEL PLA
RADUCTOR PUBLICO INGLES
Mat. Capital T° X F° 061
Mat. La Plata T° VIII F° 340
C. T. P. C. B. A. N° 2705

TRADUCCIÓN PÚBLICA ---

CERTIFIED TRANSLATION---

[*Letterhead of:*] Socotherm Americas. Serving the Energy Transportation Industry.--

Buenos Aires, February 8, 2007 --

Messrs.---

Bolsa de Comercio de Buenos Aires [*Buenos Aires Stock Exchange*] -----------

25 de Mayo 299 --

City of Buenos Aires--

Ref.: Socotherm Americas S.A. ---

Dear Sirs,---

I am pleased to contact you in relation to Socotherm Américas S.A. (the "Company"), with legal domicile at 25 de mayo 565, floor 4, City of Buenos Aires, fax number 4312-9961), in order to inform you that the Company have entered into negotiations with LaBarge Coating LLC ("LaBarge"), a limited liability company, from Missouri, United States of America, in order to perform the insulating coating business through the establishment of a plant in the area of the Gulf of Mexico, near Houston, pursuant to the projects informed in the Offering Memorandum. ---------------------------------------

Such businesses should be carried out by the Company, providing that the Company reach an agreement with LaBarge, through the limited liability Company Socotherm USA, LLC, of the Delaware State, United States of America, specifically registered and organized for such purpose. ---------------

In the event that the Company reached an agreement with LaBarge, a Delaware Limited Liability Company will be organized and registered, the

interests therein would be as follows: Socotherm USA LLC 51% and LaBarge 49%. --

The undersigned Company shall inform you on any relevant fact or progress with relation to this matter. --

Yours faithfully, --

[There follows an illegible signature] Carlos Collia ------------------------------

Market Relations Responsible. ---

<u>For legalization purposes</u>: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, September 30, 2007. ------------------------------------

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 30 de septiembre de 2007. --------------------------------

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. T° XV F° 204 CAP FED.
INSCRIP. C.T.P.C.B.A. N° 5383

MACIEL
PUBLICA
GLES
14 CAP. FED.
.A. N° 5383

TRADUCCIÓN PÚBLICA: ---

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- --------------------------------

Buenos Aires, May 14, 2007.- ---

To: ---

Buenos Aires City Stock Exchange.- ---

Re. Information in compliance with Section 63, Buenos Aires City Stock Exchange Regulations. Balance Sheet ending on March 31, 2007.- ---------

Dear sir; ---

Below please find the additional information as required under Section 63, Buenos Aires City Stock Exchange Listing Regulations. --------------------

(Certified Translator's Note: Figures are expressed in AR$*)

Fiscal Year Income (Loss):		
Regular – Income	AR$	12,406,888.-
FY -Income	AR$	12,406,888.-
Shareholder's Equity:		
Capital Stock	AR$	85,000,000.-
Additional Paid-in Capital	AR$	88,285,529.-
Temporary Conversion Differences	AR$	8,510,934.-
Legal Reserve	AR$	5,302,101.-
Optional Reserve	AR$	5,285,646.-
Retained Earnings	AR$	12,406,888.-
Total Shareholder's Equity	AR$	204,791,098.-

* **AR$ (Argentine Peso):** Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) (*Translator's Note*).-

- Information supplied pursuant to Section 63 (Subsec. o).- --------------

Equity Holdings: --

Global Holding	Class "A" Shares		Class "B" Shares		Total Holding	
	Holding		Holding		Holding	
Main Shareholders	70.000.000	82.35%	0	0.00%	70.000.000	82.35%
Total in Buenos Aires Stock Exchange	0	0.00%	15.000.000	17.65%	15.000.000	17.65%
	70.000.000	**82.35%**	**15.000.000**	**17.65%**	**85.000.000**	**100.00%**

Shareholders	Class "A" Shares		Class "B" Shares			
Socotherm SpA	66.500.000	78.23%	0	0.00%	66.500.000	78.23%
Socoitherm Services	3.500.000	4.12%	0	0.00%	3.500.000	4.12%
Buenos Aires Stock Exchange	0	0.00%	15.000.000	17.65%	15.000.000	17.65%
	70.000.000	**82.35%**	**15.000.000**	**17.65%**	**85.000.000**	**100.00%**

- Information supplied pursuant to Section 63 (Subsec. p).- --------------

Our corporation reports that, as of March 31, 2007, neither representative securities of debts convertible in shares nor stock call options have been issued.- --

- Information supplied pursuant to Section 63 (Subsec. q).- --------------

Controlling Shareholder and Economic Group.- -----------------------------

SOCOTHERM AMERICAS S.A.´s Control Shareholder: -------------------

Corporate Name: SOCOTHERM SpA.- ------------------------------------

Place of Business: Via Resurgimiento 62, Rovigo, Italia.- -----------------

Holding in *SOCOTHERM AMERICAS S.A.*´s Capital Stock: 78.23% -------

Holding (in votes) in *SOCOTHERM AMERICAS S.A.*: 91.10% ------------

Kindest regards.- --

Sincerely, yours.- --

(Signed and Sealed) SOCOTHERM AMERICAS S.A. *CARLOS COLLIA*. CFO. Market Relations Officer. --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ----------------------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ------------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ----------------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

TRADUCTOR PUBLICO NACIONAL
IDIOMA INGLES

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 061
Mat. La Plata To VIII Fo 340
C.T.P.C.B.A. No 2705

RECEIVED
2007 DEC 10 A 9:40

PRESS RELEASE.

EXTENSION OF THE AGREEMENT ON TECHNOLOGY AND TECHNICAL ASSISTANCE.

SOCOTHERM AMERICAS: Socotherm Spa has extended the agreement on the use of technology and technical assistance under which, its controlled firm, SOCOTHERM AMERCIAS SA operates, to all the American continent, territory within which the firm is planning to expand its operations. The currently valid contract gives those rights to SOCOTHERM AMERICAS in Argentina, Brazil, Venezuela, Chile, Uruguay and Bolivia.

Buenos Aires, Argentina. December 12th, 2006.

Socotherm Americas, which is listed on the Buenos Aires Stock Market, and is the regional leader in coatings application on steel pipes, has thus obtained the support of its controlling company SOCOTHERM Spa in its expansion process towards winning the most important markets of the American continent (such as those of the USA, Canada, Mexico, among others) and one of the most important ones in the world.

Although SOCOTHERM AMERICAS has actively participated in the most important projects of the region since its origins, they have all been executed in its facilities located in Argentina, Brazil and/or Venezuela and exported to the different markets.

The currently valid agreement on the use of technology between SOCOTHERM Spa and SOCOTHERM AMERICAS sets forth the payment of 1% on all the net sales of some products, proportional to the stock holding

of the company on each of its operations.--

"This fact simply restates and proves the commitment of our firm and the SOCOTHERM Group to expand its operations towards the most attractive markets to the north of the continent. We are about to formalize some very important contracts and counting with the support of our parent is very important for us," pointed out Roberto Gozalvez, Commercial Director of the firm. ---

The energy deficit suffered by the northern countries is an incredible opportunity for the companies which operate in the sector. The need to improve the gas transportation capacity for the generation of energy and provide the support of the industrial development, has paved the way for new and very important projects. --

On the other hand, the current oil prices have allowed huge investments in hydrocarbons exploitation projects offshore which were unthinkable in the past..--

Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989.---

Currently, it is the regional leader in coatings application on steel pipes and has been considered to use cutting edge technology since the year 2000 as far as the heat insulation systems for pipes in deep waters. It currently owns three industrial plants in Argentina, one in Venezuela and two in Brazil, from where it provides the systems of anticorrosive protection, of heat insulation and of coatings of reinforced concrete for the most important markets all around the world regarding the gas and oil industries.---

CONTACT: (Illegible signature) Carlos Collia – CFO – In Charge of Market

. MOSCHETTI
... Inglés
T... IX
N° ...358

Relations – SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar --

----

THIS IS A TRUE TRANSLATION INTO ENGLISH OF THE ORIGINAL DOCUMENTS WRITTEN IN SPANISH. BUENOS AIRES, SEPTEMBER 27TH, 2007. --

ES TRADUCCION FIEL AL INGLES DE LOS DOCUMENTOS ORIGINALES ADJUNTOS REDACTADOS EN IDIOMA NACIONAL. BUENOS AIRES, 27 DE SEPTIEMBRE DE 2007. ---------------------------

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
N° T4-29301/07
MONICA TERESITA CASERES

MARGARITA A. MOSCHETTI
Traductora Pública - Inglés
FOLIO 215 - TOMO IX
MATRICULA N° 2358

TRADUCCIÓN PÚBLICA. ---

CERTIFIED TRANSLATION ---

[Letterhead of:] Socotherm Americas. Serving the Energy Transportation Industry.--

PRESS RELEASE ---

Socotherm Americas and Labarge Pipe & Steel have entered into an agreement in order to create a new joint venture in the United States of America. --

Socotherm Americas has entered into an agreement with the American company LaBarge Pipe & Steel Co., to create a new joint venture that will operate in the coasts of the Mexican Golf, in the United States of America. The agreement has been entered into today, upon the execution of a Memorandum of Agreement, whereby the constitution process of the new partnership has been initiated. --

The new partnership, pursuant to this agreement, will begin the mounting of the first stage of the new premises, which are expected to become operative during the first quarter of next year. The second stage is expected to become operative at the beginning of the third quarter of 2007. The new plant will be duly equipped and fit for the application of anti-corrosion coatings and thermal insulation systems to deep water installations. --------------------------

Buenos Aires, Argentina. December 13 of 2006. Socotherm Americas, listed in Buenos Aires Stock Exchange and regional leader in the application of coatings for steel pipes, has embarked in the process of expansion to one of the most important offshore markets. --

Currently, Socotherm Americas serves the American market, through its operations in Argentina and Brazil. These new premises will locally provide high-tech solutions, which are being highly demanded by the "Majors" that operate in the deep waters of the Northern country. -----------------------------

"We have already initiated the construction of the equipment for the new plant, and we expect to begin the establishment in the American territory at the beginning of next year. This marks a significant step toward the insertion of our company into one of the most competitive markets worldwide" – said Eng. Roberto Gozalvez, Commercial Director of the company. -----------------

Socotherm Americas will have an interest of 51% and LaBarge Pipe & Steel Co. an interest of 49% in the new company. --------------------------

LaBarge Pipe & Steel Co, constituted in the United States of America in 1952, is one of the most important distributors of steel pipes in America, and produces large diameter pipes, fittings and high-pressure cylinders for the any kind of industry. --

ANA LU
TRADUCTO
IDIOMA
MAT. T° XV F
INSCRIP. C.T.P.

In the new premises, the new enterprise will provide the American oil market with Polypropylene Thermal Insulation systems (Wetisokote®), by means of a patented technology called Mutypass®. This thermal insulation system (fully developed in Argentina by Socotherm Americas), has turned into one of the most impacting technology solution in the offshore oil industry, for submarine lines of oil and gas transmission at large depths. ---------------------------------

MACIEL
PUBLI A
NGLES
'04 CAP. FED
B.A. N° 538

Additionally, the new plant will apply anti-corrosion coatings on pipes of up to 48" diameter, covering a broad spectrum of the needs that the American market is demanding as a consequence of the heavy investments expected in gas transportation infrastructure in all the territory.--------------------------------

Socotherm Americas is a company listed on the Buenos Aires Stock Exchange and founded in Argentina in 1989. It currently leads the regional market of steel pipe coatings, and is considered one of the most important high-tech companies worldwide, in the field of coating systems for submarine installations. It currently owns three industrial plants in Argentina, one plant in Venezuela and two plants in Brazil, providing anti-corrosion and concrete weight coating and thermal insulation to the most important markets worldwide. --

Contact: Carlos Collia- CFO – Market Relations Responsible - SOCOTHERM AMERICAS SA- Telephone: +54-3488-493332 - E-mail: collia@socotherm.com.ar---

<u>For legalization purposes</u>: *I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, September 30, 2007.*---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 30 de septiembre de 2007. ---

MACIEL
PUBLI A
NGLES
204 CAP FED
.B.A. Nº 538

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP FED
INSCRIP. C.T.P.C.B.A. Nº 538

TRADUCCIÓN PÚBLICA – PUBLIC TRANSLATION

SOCOTHERM AMERICAS – Serving the energy transportation industry. ----

PRESS RELEASE. --

SOCOTHERM AMERICAS has obtained the control of the Nigeria and Angola operations by means of the transfer of shares of the companies operating in these countries which were under the control of Socotherm Spa.--

----

Buenos Aires, Argentine Republic, December 20th, 2006. **Socotherm Americas**, which is listed on the Buenos Aires Stock Market, and is the regional leader in the application of coatings on steel pipes, attains in this way the control of two important operations in the African continent and, as a result, the management of all the operations related to the satisfaction of the market demand in the deep waters of the Southern Atlantic area (the offshore market of Brazil and the offshore market in the African west coast). -------------

Recently, Socotherm America has announced the creation of a new company inthe United States and in this new announcement it confirms the strong strategic positioning the company enjoys in the three regions (the Mexican Golf, Brazil and West Africa) which foresees the concentration of higher activity levels and the biggest investments in the exploitation of oil and gas offshore reserves throughout the planet.---

"We are highly satisfied with the important achievement of our firm in the last

A. MOSCHETTI
Pública - Inglés
TOMO IX
Nº 2358

period. This is a decisive step toward the consolidation of our firm within the offshore market at the world level.--

We are strategically positioned in the three oil offshore regions with a greater growing potential. We already have in our portfolio three projects for more than 50 million dollars in Angola and a project of some 25 million dollars in Nigeria, all of them to be executed during the year 2007" – stressed Roberto Gozalvez, the firm Commercial Director.--

The three regular members of the Board of Directors have already been appointed for Socotherm America S.A. in both companies. The Board consists of five members in all in each case. Currently, the registration process of the shares transfer is in its final stage in Socotherm Angola. In the case of Nigeria, it has already been completed.--

----

Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989. --

Currently, it is the regional leader in the application of coatings on steel pipes and is considered to be using cutting edge technology in the field of heat insulation systems in submarine installations.---------------------------------------

The company owns three industrial plants in Argentina, one in Venezuela, two in Brazil, from where it provides the systems of anticorrosive protection, of heat insulation and coatings of reinforced concrete for the most important markets all around the world. --

----

CONTACT: Carlos Collia (illegible signature) – CFO – In Charge of Market

\. MOSCHETTI
...iica - Inglés
TOMO IX
Nº 2358

Relations – SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar ---
----

THIS IS A TRUE TRANSLATION INTO ENGLISH OF THE ORIGINAL DOCUMENT WRITTEN IN SPANISH. BUENOS AIRES, SEPTEMBER 30TH, 2007. ---

ES TRADUCCION FIEL AL INGLES DEL DOCUMENTO ORIGINAL ADJUNTO REDACTADO EN IDIOMA NACIONAL. BUENOS AIRES, 30 DE SEPTIEMBRE DE 2007. ---

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
Nº T4-2930097
MONICA TERESITA CASERES

MARGARITA A. MOSCHETTI
Traductora Pública - Inglés
FOLIO 215 - TOMO IX
MATRICULA Nº 2358

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- --------------------------------

Press Release.- --

SOCOTHERM AMERICAS AND *LABARGE PIPE & STEEL* HAVE ENTERED FINAL "AGREEMENT OF SHAREHOLDERS" OF ITS NEW CORPORATION IN U.S.A.: --

Last February 21, 2007, *SOCOTHERM AMERICAS* entered into a Final Agreement of Shareholders with American LABARGE PIPE & STEEL CO.. This fact officially means the basis intended to the new corporation´s operation and By-laws- --

The new corporation, which shall transact business in US territory under the corporate name of *SOCOTHERM – LABARGE*, plans to develop an integrated production and service supply center approaching the utilization of coating application technologies over steel piping for oil and gas onshore and offshore working projects.- ------------------------------

Within above Agreement´s framework, the new corporation has already started first stage assembly of a modern industrial plant, whose startup is expected for the 2nd quarter of 2007.- ----------------------------------

Second stage is expected to begin at the beginning of the 3rd quarter of 2007. Throughout this stage, facilities will be finally completed. These facilities will have a capability addressed to the application of anticorrosive coating, thermal insulation systems for submarine pipes and piping assembly-associated services for offshore projects.- ------------

Buenos Aires – Argentina: March 8, 2007. ***Socotherm Americas***, a corporation listed in Buenos Aires Stock Exchange and regional leader in steel piping coating works has, thus, confirmed, corporate expanding plan to one of the most important offshore projects around the world, like the Gulf of Mexico - --

These new facilities, which are strategically located at a port area close to Houston, TX, will produce high technological content solutions being largely demanded by American energy market.- ---------------------------

"We are extremely satisfied and proud of reaching this agreement not only for having achieved the compromise accepted before our shareholders but also because we are fully sure that this new step will encourage our gradual growth in North America's market" said firm's Managing Director, Eng. Carlos Mainetti.- --

LaBarge Pipe & Steel Co., a corporation created in U.S.A. in 1952, is one of the most important steel piping distributors throughout U.S.- --------------

At its new facilities, the new corporation will produce anticorrosive protection systems (POWDERKOTE® and PLASTIKOTE®) and polypropylene thermal insulations (WETISOKOTE®), through the utilization of innovating technologies and processes, for American oil market.- --------------------

New facilities will apply coatings over steel pipes having a diameter not exceeding 48", thus meeting the requirements coming from a large number of American needs expecting significant investment in energy infrastructure for the following years.- --

- ***SOCOTHERM AMERICAS***: ------------------------------------

SOCOTHERM AMERICAS is a firm listing in Buenos Aires City Stock Exchange and founded in Argentina in 1989. Presently, this firm is the steel piping coating regional market's leader. Within submarine facilities-related

thermal insulation system's scope of business, ***SOCOTHERM AMERICAS*** has been considered the most technologically upgraded firm in the scope of thermal insulation systems for submarine facilities pipes. Our firm has 3 industrial plants in Argentina, another plant in Venezuela, two plants in Brazil, a "Marine Base" in Angola and another one in Nigeria, from where it supplies anticorrosive protection systems, thermal insulation and reinforced concrete system to world's most important markets.- ---------------------------------------

- ***LABARGE PIPE & STEEL COMPANY***: -------------------------

LABARGE PIPE & STEEL COMPANY started its steel piping distribution activities in 1952. Its universe of customers situates within energy, petrochemistry, water and fluid treatment and building distribution and transportation industries. This firm having 4 warehouses in U.S.A. is one of relevant leading companies and has extended its offer of services to coating, cutting and beveling. This firm has plants situated in Wagoner, Oklahoma and Channelview, TX. In turn, approaching energy market, ***LABARGE PIPE & STEEL COMPANY*** provides its customers with valve and joint assembly services.- --

CONTACT: ---

(Signed) CARLOS COLLIA. CFO. Market Relations Responsible Head. SOCOTHERM AMERICAS S.A Telephone: + 54-3488-493332. E-mail: collia@socotherm.com.ar ---

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: -----------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- -----------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital T° X F° 0..
Mat. La Plata T° VIII F° 340
T A C - A No 2705

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- -----------------------------

Press Release.- --

SOCOTHERM AMERICAS SUCCESSFULLY COMPLETES NEW DEVELOPMENT FOR THE MOST IMPORTANT NIGERIA'S DEEP-SEA WATERS OFFSHORE PROJECT: --------------------------------------

In its Escobar plant facilities, *SOCOTHERM AMERICAS* successfully completed the coating of about 38 kms. of piping that was internally coated with Tuboscope® high-performance anticorrosive system for the most important offshore project to be developed in Nigeria's deep-sea waters. This new internal anticorrosive coating has been applied to *Tenaris Company*-produced piping to be installed in "Agbami" project's offshore production wells that US *Chevron Texaco* oil company is currently building in Nigeria.- ---------------------------------------

Buenos Aires – Argentina: February 27, 2007. ***Socotherm Americas***, a corporation listed in Buenos Aires Stock Exchange and regional leader in steel piping coating works is, in this way, going on strengthening its strategic position and presence in African offshore market.- --------------------------

This is not the first contract linking *Tenaris* and ***Socotherm Americas*** in the joint supply of TUBOSCOPE® steel pipes and internal coating for a project to be developed in West African deep-sea waters. Other contracts have already been performed to carry out operations of firms such as *Exxon-Mobil* in

Nigeria (*Esso Exploration & Production Nigeria Ltd.*) with highly satisfactory results.- --

However, this contract offers a series of strategic features for ***Socotherm Americas***. *"This new development will surely enlarge firm's business horizon worldwide and helps us to consolidate our positioning with respect to high-demand markets, such as offshore projects"* said firm's Commercial Director, Eng. Roberto Gozalvez.- --

Agbami is the most important developing offshore oil field located in Nigeria's deep-sea waters and foresees a U$S 4,5 billion-investment. Such a field's reserves have been estimated in about 800 millions of oil barrels and its production startup is expected by mid 2008.- ----------------------------------

About 38 kms. of production pipes (OCTG) of 7", 5" and 4" have been coated with a newly-manufactured internal anticorrosive protection system (TUBEKOTE® TK-800). Coating tasks have been carried out at ***Socotherm Americas***-owned facilities located at Escobar city's industrial center.- ------

Socotherm Americas is the only one company worldwide licensed by American *Tuboscope* to apply this anticorrosive protection system's type. *Tuboscope* systems are the most utilized throughout the world in this industrial scope and have an undisputed prestige.- ----------------------------

"TK-800® system is a recently Tuboscope-incorporated development and has been applied in Argentina for the first time. The results have been excellent. Following rigorous tests and settings in the processes, production has begun at customer's full satisfaction" added firm's Industrial Director, Antonio Dimascio.- --

ChevronTexaco, through its affiliated company, *Star Deep Water Petroleum Ltd.*, operates Agbami oil field. This field is situated at a depth of about 1350 m in the block OPL 216 / 217, 70 km-coasted out of Niger river's delta's

central region. Other partners are as follows: *Texaco Nigeria Pouter Shelf Inc.* (a ChevronTexaco affiliated company), *Petróleo Brasileiro Nigeria Ltd.* (5%), *Statoil Nigeria Ltd.* (35%) and Nigerian State-owned oil company NNPC (15%).- --

The Company: --

SOCOTHERM AMERICAS is a firm listing in Buenos Aires City Stock Exchange and founded in Argentina in 1989. Presently, this firm is the steel piping coating regional market's leader. Within deep-sea waters related-thermal insulation system's scope of business, ***SOCOTHERM AMERICAS*** has been considered the most technologically upgraded firm in the scope of thermal insulation systems for submarine facilities pipes. Our firm has 3 industrial plants in Argentina, another plant in Venezuela, two plants in Brazil, a "Marine Base" in Angola and another one in Nigeria, from where it supplies anticorrosive protection systems, thermal insulation and reinforced concrete system to world's most important markets.- ---------------------------------

CONTACT: --

(Signed) CARLOS COLLIA. CFO. Market Relations Responsible Head. SOCOTHERM AMERICAS S.A. Telephone: + 54-3488-493332. E-mail: collia@socotherm.com.ar --

■ CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: --------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ----------------------

□ ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 001
Mat. La Plata To VIII Fo 540
C.T.P.C.B.A. No 2705

SOCOTHERM AMERICAS – Serving the energy transportation industry.---

PRESS RELEASE. ---

SOCOTHERM AMERICAS INVITES YOU TO ITS ROAD SHOW PRESENTATION.---

SOCOTHERM AMERICAS is pleased to invite its investors to its Results Presentation, on Tuesday 20th, March at 10:30 AM in the Assembly Hall of the Buenos Aires Stock Market (Sarmiento Street 299). --

SCHEDULE:---

10:30 a.m. – Breakfast. ---

11:00 a.m.– Presentation of Balance Sheet, activity and investment levels of the year 2006. Speaker: Carlos Collia, Accountant, CFO – In Charge of Market Relations.--

11:25 a.m. – Market perspectives and situation of Socotherm Americas in 2007. Speaker: Roberto Gozalvez, Engineer, CSO– In Charge of Foreign Affairs. --

12:05 – Abilities of Socotherm Americas Supply Chain in the face of the challenges of 2007. Speaker: Pablo Baño, Engineer, Planning, System and Shopping Manager.---

12:20 - Questions and answers.--

12:40 – Closing act, in charge of Dott. Zeno Soave, Engineer, President of Socotherm Americas and Majority Stockholder of the Socotherm Group. --------

13:00 – Lunch Break. --

Socotherm Americas: --

Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989.---

Currently, it is the regional leader in application of coatings on steel pipes and has been considered to be using cutting edge technology since the year 2000 for the heat insulation systems of pipes in deep waters. It owns three industrial plants in Argentina, one in Venezuela, two in Brazil, a "Marine Base" in Angola and another one in Nigeria, from where it provides the systems of anticorrosive protection, of heat insulation and of coatings of reinforced concrete to the most important markets all around the world regarding the gas and oil industries.---

CONTACT: Carlos Collia (illegible signature) – CFO – In Charge of Market Relations – SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar ---

----

SOCOTHERM AMERICAS – Serving the energy transportation industry.---

PRESS RELEASE. ---

SOCOTHERM AMERICAS OBTAINS A NEW CONTRACT IN ANGOLA. ---

SOCOTHERM AMERICAS has been awarded a contract of approximately 16 million US dollars, through its subsidiary company, "Socotherm Angola Ltd.", for an important project in Angola. It concerns the Mangolo Terminal Oil Export (MTOE) project which

about 75mm and 90mm thickness. The main function of the coating will be to mechanically protect the pipes and to insure its settlement at the bottom of the sea while avoiding its flotation. For the production of such coating, a modern plant of concrete application, with the latest systems and devices for control will be manufactured in Italia with Socotherm's own technology. ----------------

The Malongo Terminal Oil Export project consists of an undersea pipeline which will transport a mixture of hydrocarbons from offshore facilities towards mainland. The activities to install underwater pipes are expected to begin on late October of 2007.--

----

THE COMPANY: Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989.------------------------------

Currently, it is the regional leader in coatings application on steel pipes and has been considered to use cutting edge technology since the year 2000 for the heat insulation systems for pipes in deep waters. It currently owns three industrial plants in Argentina, one in Venezuela, two in Brazil, a "Marine Base" in Angola and another one in Nigeria, from where it provides the systems of anticorrosive protection, of heat insulation and coatings of reinforced concrete for the most important markets all around the world regarding the gas and oil industries. --

CONTACT: Carlos Collia (illegible signature) – CFO – In Charge of Market Relations – SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar --

----

----

of lines which would distribute the gas from the existing gas pipes to the points of sale at the NGV stations located in different parts of the Venezuelan territory. **The coating contract amounts to 2.4 million U.S. dollars** and implies **the application of a external anti corrosive protection system of High Density Polyethylene (PLASTIKOTE®) on some 38,600 ducts** of 4 ½" (114.3 mm) diameter which are being manufactures by Tenaris at its Campana premises.---

The coating operations have already started and will continue during the second quarter of 2007. --

This project opens an interesting path to increase the presence of Socotherm Americas in a mature market with high levels of projected investment.----------

"The celebration of this sort of contracts are very important for us since we could take part in the technical definition of the product and execute a contract which is highly advantageous for the client in terms of the quality of the product, delivery terms and optimization of the supply logistic scheme. The pipe is manufactured and coated in the locality of Campana, shipped and sent to its destiny in a coordinated operation between Tenaris and Socotherm" – as it was pointed out by Roberto Gozalez, an Engineer and Commercial Director of the firm.--

----

THE COMPANY: Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989. Currently, it is the regional leader in the application of coatings on steel pipes and has been using cutting edge technology since the year 2000 in the field of heat insulation systems in undersea premises. The company owns three industrial plants in

Argentina, one plant in Venezuela, two plants in Brazil, a "Marine Base" in Angola and another in Nigeria, from where it provides the systems of anticorrosive protection, heat insulation and coatings of reinforced concrete for the most important markets all around the world in connection with the gas and oil exploitation and transportation.---

----

CONTACT: **Carlos Collia** – (Illegible signature) CFO – In charge of Market Relations. --

SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar ---

----

SOCOTHERM AMERICAS – Serving the energy transportation industry.--

PRESS RELEASE. --

SOCOTHERM AMERICAS OBTAINS A NEW CONTRACT IN THE NORTH SEA.---

SOCOTHERM AMERICAS has been awarded an important contract destined for the North Sea. It is about the development of the Ptarmigan & Shelley off-shore fields operated by the Canadian Oilexto North Sea Ltd. in British waters for an approximate value of 5.5 million of US dollars. The contract implies the application of a thermal insulation system on approximately 42 km of steel pipes.-----------------------------------

The coating operations are planned to be carried out during the second

quarter of 2007.---

Buenos Aires, Argentina, March 29th, 2007.--

Socotherm Americas, which is listed on the Buenos Aires Stock Market, and is the world leader in coatings application on steel pipes for projects in deep waters, obtains in this way a strategic contract which reaffirms its expansion process in the most important world offshore markets. ----------------------------

Another contract was previously celebrated by the Socortherm Group for the "Brenda" project of the Oilexco Canadian oil company, nevertheless, this is the first contract related to the supply of a thermal insulation system for Oilexco projects in British waters of the North Sea, to be carried out in Argentina. ---

This project opens an interesting path to increase the presence of Socotherm Americas in a mature market with high investment levels in an extremely competitive environment. ---

"The celebration of this type of contracts are highly encouraging for all of us, since, in one way or another, they show the result of hard work and investments which our firm has carried out focussing on the development of the best technological solutions for the oil offshore market". – pointed out Roberto Gozalez, the firm Commercial Director. ---------------------------------

Some 42 pipe km. of 8" (219,1 mm) manufactured by Tenaris at its Campana plant (Siderca), will be coated with a thermal coating system of expanded Polypropylene (WETISOKOTE®) of 42 mm thickness to be entirely carried out at the Socotherm premises at Escobar. This thermal insulation system is very much used in the North Sea since it shows an excellent performance in

undersea lines for oil and gas transportation, installed at intermediate depths (up to 700 meters). --

The offshore "Ptarmigan & Shelley" fields, operated by Oilexco North Sea Ltd. are located in the blocks 15/29a and 22/2b respectively, in the central region of the British North Sea. ---

Its output will be transported through undersea ducts which will be connected to the existing ones of the "Brenda and Nicol oil fields" production system which belong to that same oil company. The projected investment for those developments amounts to 410 US$ million dollars. --------------------------------

Oilexco was the most active operator in the exploration rigs of Great Britain during 2006.---

The beginning of the undersea premises set-up is foreseen for the fourth quarter of the year 2007 and the production in these fields will start at the beginning of 2008. --

Oilexco North Sea Ltd. will operate the Ptarmigan field together with Chevron 28%; Conoco Philips 10%; Gaz de France 2%, all of them oil companies. -------

----

THE COMPANY: Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989. Currently, it is the regional leader in the coatings application on steel pipes and has been using cutting edge technology all over the world in the field of heat insulation systems for undersea premises.. The company owns three industrial plants in Argentina, one plant in Venezuela, two plants in Brazil, a "Marine Base" in Angola and another in Nigeria, from where it provides the systems of anticorrosive protection, heat or thermal insulation and coatings of reinforced

concrete for the most important markets all around the world.---------------------

----

CONTACT: Carlos Collia (illegible signature) – CFO – In Charge of Market Relations – SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar ---

----

THIS IS A TRUE TRANSLATION INTO ENGLISH OF THE ORIGINAL DOCUMENTS WRITTEN IN SPANISH. BUENOS AIRES, SEPTEMBER 29TH, 2007. --

ES TRADUCCION FIEL AL INGLES DE LOS DOCUMENTOS ORIGINALES ADJUNTOS REDACTADOS EN IDIOMA NACIONAL. BUENOS AIRES, 29 DE SEPTIEMBRE DE 2007. -------------------------

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
N° T4-29303/07

MONICA TERESITA CASERES

MARGARITA A. MOSCHETTI
Traductora Pública - Inglés
FOLIO 215 - TOMO IX
MATRICULA Nº 2358

TRADUCCIÓN PÚBLICA ---

CERTIFIED TRANSLATION---

[Letterhead of:] Socotherm Americas. Serving the Energy Transportation Industry.---

PRESS RELEASE ---

General Ordinary Meeting of Shareholders of SOCOTHERM AMERICAS .

SOCOTHERM AMERICAS hold a General Ordinary Meeting of Shareholders at the headquarters of the Buenos Aires Stock Exchange, standing out among others, the unanimous approval of its Balance Sheet corresponding to the fiscal period 2006; the distribution of dividends in cash for the amount of AR$ 3,913,466; the election of new directors; and the ratification of the members of the Controlling Committee, the Auditing Committee and the Independent Auditors.--

Buenos Aires – Argentine, April 17 of 2007 – In the heardquarters of the Buenos Aires Stock Exchange, on April 13, the General Ordinary Meeting of Shareholders of SOCOTHERM AMERICAS S.A. is held with the presence of shareholders representing 92.237% of the Capital Stock and 98.192% of the voting rights, the following were unanimously approved, among other matters:

1) The documents set forth in Section 234, inc. 1st. of Law 19,550, corresponding to the fiscal period ending on December 31, 2006,---------------

2) The allocation of the profits that provide the distribution of dividends in cash for the amount of AR$3,913,466 (*), payable on May 10 of this year through the Caja de Valores S.A. --

3) Election of the new Directors and ratification of the members of the Controlling Committee, the Auditing Committee and the Independent Auditors.--

The Company: --

Socotherm Americas is a company listed on the Buenos Aires Stock Exchange and founded in Argentina in 1989. It currently leads the regional market of steel pipe coatings, and is considered one of the most important high-tech companies worldwide in the field of coating systems for submarine installations. It currently owns three industrial plants in the Argentine Republic, one plant in Venezuela, two plants in Brazil, "Marine Bases" in Angola and in Nigeria, providing anti-corrosion and concrete weight coating and thermal insulation to the most important markets worldwide. - Furthermore, the Company is building new plants in Houston, United States of America. --

MACIEL A PUBLICA NGLES 204 CAP. FED. B.A. Nº 5383

CONTACT: Carlos Collia- CFO - Market Relations Responsible ---------------

SOCOTHERM AMERICAS SA --

Telephone: +54-3488-493332 - E-mail: collia@socotherm.com.ar--------------

(*) AR$ (Argentine Peso): Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) Translator's Note).---

----

For legalization purposes: I, Ana Luz Maciel, a duly sworn Translator do hereby certify the foregoing to be an accurate translation from Spanish into English of the document that I have before me in this act. Buenos Aires, September 30, 2007.---

Es traducción fiel al inglés del documento redactado en idioma castellano que he tenido ante mí y al cual me remito. Buenos Aires, 30 de septiembre de 2007.---

COLEGIO DE TRADUCTORES PUBLICOS DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
Nº 74-29306/07

MONICA TERESITA CASERES

ANA LUZ MACIEL
TRADUCTORA PUBLICA
IDIOMA INGLES
MAT. Tº XV Fº 204 CAP. FED.
INSCRIP. C.T.P.C.B.A. Nº 5383

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- ---------------------------------

Press Release.- --

SOCOTHERM AMERICAS HAS BEEN AWARDED IMPORTANT CONTRACTS IN BRAZIL: ---

Through its subsidiary company, *Socotherm Brasil*, *SOCOTHERM AMERICAS* has been awarded U$S 25 millions in new contracts intended to coating application in about 400 kms. of big-diameter steel piping for Brazilian government-recently launched gas pipelines known as PLANGAS. These pipelines were started up by Brazilian state-owned *Petrobras*.- --

Buenos Aires – Argentina: April 25, 2007. ***Socotherm Americas***, a corporation listed in Buenos Aires Stock Exchange and regional leader in steel piping coating works confirms, in this way, its key role as performer of the most important energy infrastructure projects in Argentina and southern area.-

The foregoing deals with Taubate-Caraguá, Guanabara, Japeri-Reduc and GASDUC III onshore projects and ESS 164 offshore project developed by Brazilian state-owned *Petrobras*, being included within the so-called Plan de Anticipación de la Producción de Gas (PLANGAS) ("Gas Production Anticipation Plan"), as approved by Brazilian Consejo Nacional de Política Energética de Brasil (CNPE) ("Brazilian Energy Policy Council"), that has established its attempt for increasing supply safety in Brazilian market.- ---

Taken together, above contracts represent over U$S 25 millions and result in external anticorrosive protection for about 33.000 pipes having a diameter of

24" (610 mm), 28" (711 mm) and 30" (762 mm). Additionally, flow-upgrading internal coating application intended to increase natural gas transportation efficiency and, hence, reduce pump costs and compressor station investment has been foreseen.- --

Simultaneously, concerning ESS 164 project, 24" piping will be additionally coated with a special reinforced concrete coating that will permit to steady said piping over seabed, since such a piping will be part of gas transportation submarine facility to be made at Espirito Santo's basin.- --------------------

Above projects comprise the laying of about 400 kms. of gas pipelines that will transport gas thus interconnecting several consumption regions.- ------

"Obtaining this kind of contracts is important for our firm's operation in Brazil as well for our whole corporate organization since we are thus allowed to contribute, through state-of-art technology, with the development of Brazilian and regional significant energy infrastructure" said firm's Commercial Director, Eng. Roberto Gozalvez.- ------------------------------

As regards coating systems to be applied over piping, High-density Polyethylene (PLASTIKOTE®) will be utilized for assuring external anticorrosive protection and an internal flow-upgrading coating (FLOWKOTE®). In connection with submarine piping, reinforced concrete coating (CONCRETKOTE®) will be applied for assuring piping seating in seabed because ***Socotherm Americas*** has become liable for featuring these coating technologies in Brazilian energy production industry.- -------------

Coating operations will be developed in *Socotherm Brasil*-owned facilities situated in Pindamonhangaba (Sao Paulo) throughout this year.- ------

It must be highlighted that, for the following 5-yr period, Brazil has planned to make investments for U$S 10,6 billions in order to increase its production and increment its productive infrastructure and natural gas transportation.- -----

Presently, almost 50% of Brazilian natural gas demand is covered by Bolivian gas.- --

New Brazil´s Business Plan 2007-2011 envisages the possibility of rapidly increasing Brazilian natural gas offer within its own market, that is, ranging from current 27.5 millions MMm^3/day (daily cubic meters) to 70 millions MMm^3/day during the next 5 years. For this purpose, *Petrobras* will invest U$S 10,6 billions, out of which U$S 7,0 billions will be used in exploration and production operations.- ---

Above Brazilian plan aims to closely go with the significant consumption growth that is expected for next years. It has been estimated that, between 2007 and 2011, Brazilian demand will averagely rise 17% per annum, thus reaching 99 millions MMm^3/day, out of which, as of that time, almost 30% will go on being supplied by Bolivian gas.- ------------------------------

The Company: ---

SOCOTHERM AMERICAS is a firm listing in Buenos Aires City Stock Exchange and founded in Argentina in 1989. Presently, this firm is the steel piping coating regional market´s leader. ***SOCOTHERM AMERICAS*** has been considered the most technologically upgraded firm in the scope of thermal insulation systems for submarine facilities pipes. Our firm has 3 industrial plants in Argentina, another plant in Venezuela, two plants in Brazil, a "Marine Base" in Angola and another one in Nigeria, from where it supplies anticorrosive protection systems, thermal insulation and reinforced concrete system to world´s most important markets in terms of gas and oil working and transportation. --

CONTACT: ---

(Signed) CARLOS COLLIA. CFO. Market Relations Responsible Head. SOCOTHERM AMERICAS S.A. Telephone: + 54-3488-493332. E-mail: collia@socotherm.com.ar ---

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ---------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ---------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: -------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- ---

IDIOMA INGLES

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 081
Mat. La Plata To VIII Fo 540
C T P C B A No 2705

TRADUCCIÓN PÚBLICA – PUBLIC TRANSLATION

SOCOTHERM AMERICAS – Serving the energy transportation industry. ----

PRESS RELEASE. --

Standard & Poor Ratings Services updated the institutional SOCOTHERM AMERICAS rating as "raBBB+", modifying its previous revision status ("Creditwatch") with negative implications, as it was rated on October 9th, 2006 and considering its tendency as stable. -------------------

----

Buenos Aires – Argentina, May 11, 2007 – It is Standard & Poor's opinion that the updating of SOCOTHERM AMERICAS institutional rating is based on the favorable perspectives in the short term, which include a works portfolio of approximately US$ 200 million, its greater assets basis and its increasing geographic diversification. --

Being considered a stable company in the rating reflects Standard & Poor's expectations with respect to Socotherm Americas conservative and historical individual indebtedness and its solid competitive position. This last characteristic is shown by its great participation in the market and its strategic alliance with the Tenaris Group which contributes to mitigate the cyclical and volatile characteristics of the economies where the company operates as an oil and gas manufacturing and exploitation industry (to which it provides a service)---

In a complementary manner, Standard & Poor's considers that the situation of

liquidity the company enjoys as of December 31, 2006, greatly exceeds its financial debt, as it is shown in the inflow of money of the public offer completed in November 2006 and in the expectations related to the same with its investments plans. --

----

The company. --

Socotherm Americas, is a firm listed on the Buenos Aires Stock Market and was founded in 1989. --

Currently, it is the regional leader in the application of coatings on steel pipes and has been considered to be using cutting edge technology since the year 2000 in the field of heat insulation systems in deep waters. -----------------------

The company is involved in very large industrial operations in Argentina, Brazil, Venezuela, Angola and Nigeria, from where it provides the systems of anticorrosive protection, heat insulation and coatings of reinforced concrete for the most important markets all around the world. In addition, a new plant is being built near Houston, USA, to meet the requirements of the undersea deposits in the Gulf of Mexico.---

----

Innovations: The heat insulation systems developed by Socotherm Americas help preserve and protect the facilities for the production of hydrocarbons in ever-demanding conditions, contributing to its safety and the safekeeping of the environment. --

----

CONTACT: **Carlos Collia** – (Illegible signature) CFO – In charge of Market Relations. ---

SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar --

----

THIS IS A TRUE TRANSLATION INTO ENGLISH OF THE ORIGINAL DOCUMENT WRITTEN IN SPANISH. BUENOS AIRES, SEPTEMBER 30TH, 2007. --

ES TRADUCCION FIEL AL INGLES DEL DOCUMENTO ORIGINAL ADJUNTO REDACTADO EN IDIOMA NACIONAL. BUENOS AIRES, 30 DE SEPTIEMBRE DE 2007.---

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
N° T4-29304 / 07
MONICA TERESITA CASERES

MARGARITA A. LUCSCI
Traductora Pública - Inglés
FOLIO 215 - TOMO IX
MATRICULA Nº 2358

TRADUCCIÓN PÚBLICA – PUBLIC TRANSLATION

SOCOTHERM AMERICAS – Serving the energy transportation industry. ----

Press release. --

19-million US dollars Contract between PDVSA and Socotherm Americas. ---

SOCOTHERM AMERICAS has obtained a contract of approximately 19 million US dollars, through its subsidiary company Atlántida Socotherm, with PVDSA, the Venezuelan state gas company, to apply coating on 135km of large-diameter steel pipes as a part of the project Barbacoa-Margaita Phase II (Barbacoa-Margarita Fase II). ---------------------------

----

Buenos Aires, Argentine Republic, June 19th, 2007. -------------------------------

In this way, **Socotherm Americas**, which is listed on the Buenos Aires Stock Market, and is the regional leader in application of coatings on steel pipes, has strengthened its starring role in executing the most important projects of energy infrastructure of that country and the whole region. -----------------------

The Barbacoa-Margarita Phase II Gas Pipe Line (Gasoducto Barbacoa-Margarita Fase II) begins in the state of Anzoátegui. The steel pipes are planned to stretch 135km long, out of which 26 km will be installed under water up their earth connection with the Isla de Margarita. -----------------------

There will be three main runs or sections of pipes. The two terrestrial ones will be 20km and 89 km long, and consist of 16" and 26" diameter pipes, respectively; while the third one will connect the continental section to Isla de

Margarita, through 26km of 16" pipes under water. --------------------------------

This project is part of the PDVSA (Strategic Oil Plan of Venezuela) 2006-2012 and the total investment will reach 16,780 million US dollars. The project is framed in the "Siembra Petrolera" Scheme 2005-2030 which seeks to hasten different projects of gas exploration and production, both mainland and offshore. ---

Thus, PDVSA expects to have increased the gas production from 6,300 million to 11,500 million cubic feet of gas per day (MMcf/day), by the year 2012. --

The coating contract consists of installing a system of external anticorrosive protection of High Density Polyethylene (PLASTIKOTE®) on the whole run or section of the pipe and a coating of reinforced concrete (CONCRETKOTE®) upon the 16" pipes to be installed undersea, as a way of assuring its settlement at the bottom of the sea. Additionally, it is planned to install a cathodic protection system by means of securing sacrificial anodes in the body of the pipes pertaining the undersea run of the gas pipe line. -----------

The coating activities will take place this year in the Atlántida Socotherm facilities, located in the locality of Anaco (State of Anzoátegui). --------------

"The celebration of his contract is truly meaningful to our operations in Venezuela, where we have drown an important investment plan directed towards the expansion of our operating capacity and towards the integration of new steel pipe protection technologies. The agreement is also the result of the knowledge and experience of those who have been part of the management and the professional crew of Atlántida Socotherm for many years now," pointed out Roberto Gozalvez, an Engineer., Commercial Director of the firm. -

----

THE COMPANY: Socotherm Americas is a firm listed in the Buenos Aires Stock Market and was founded in Argentina in 1989.------------------------------

Currently, it is the regional leader in the application of coatings on steel pipes and has been considered to be using cutting edge technology since the year 2000 in the field of heat insulation systems in deep waters.------------------------

The company is involved in very large industrial operations in Argentina, Brazil, Venezuela, Angola and Nigeria, from where it provides the systems of anticorrosive protection, heat insulation and coatings of reinforced concrete for the most important markets all around the world. In addition, a new plant is being built in near Houston, USA, to meet the requirements of the undersea deposits in the Gulf of Mexico.---

----

Innovations: The heat insulation systems developed by Socotherm Americas help preserve and protect the facilities for the production of hydrocarbons in ever-demanding conditions, contributing to its safety and the safekeeping of the environment. --

----

CONTACT: **Carlos Collia** – (Illegible signature) CFO – In charge of Market Relations. --

SOCOTHERM AMERICAS S.A. – TE: +54-3488-493332 – e-mail: collia@socotherm.com.ar ---

----

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS. --

Serving the Energy Transportation Industry.- --

Press Release.- --

SOCOTHERM AMERICAS HAS BEEN AWARDED A CONTRACT FOR VIETNAM: --

SOCOTHERM AMERICAS **has been awarded a contract estimated in about U$S 11 millions for Cau Long basin´s offshore fields situated in Southern Chinese Sea (Vietnam) that are operated by *Hoan Vu Joint Operating Company.* This contract mainly results in application of the thermal insulation system and of special reinforced concrete coating throughout 51 kms. of Japanese-manufactured 10"-diameter steel piping. Coating operations have been scheduled to be made throughout the 4th quarter of 2007.-** --

Buenos Aires – Argentina: July 17, 2007. ***Socotherm Americas,*** a corporation listed in Buenos Aires Stock Exchange and world´s leader in the deep-sea waters steel piping coating works has been awarded the first contract concerning the supply of a thermal insulation and reinforced concrete system for deep-sea waters projects to be developed in Southern Chinese Sea (Vietnam).- --

This project has opened an interesting way intended to position ***Socotherm Americas*** in a new region foreseeing exciting investments in terms of offshore oil field development.- --

"This contract displays a major importance, in strategic terms, because we are taking part in new projects in a market having significant offshore

potential. Today, we are analysing plans for opening another 7 offshore areas for their exploration. Moreover, Vietnam is the third main Southeast Asia's crude oil producer, after Indonesia and Malaysia, having an output of 350.000 barrels/day. Personally, I am very satisfied with the work carried out by our whole team thus showing its daily professionalism" said firm's Commercial Director, Eng. Roberto Gozalvez.- ---------------------------

Cau Long's basin offshore fields, operated by *Huan Vu Joint Operating Company*, are situated in Block 9-2, in front of Vietnamese coasts. These fields, together with another three ones which are also situated in the same basin (Ca Ngu Vang, Su Tu Vang and Te Giac Trang), constitute an area that is expected to produce 700 millions of barrels in 2010, pursuant to Viet Nam News Agency, thus opening new steel piping protection system-related business opportunities.- ---

In this case, ***Socotherm Americas***, will coat about 51 kms. of 10"(273.1 mm)-diameter piping by utilizing a powdered Epoxy anticorrosive system (POWDERKOTE®), a Rigid Expanded Polyurethane thermal insulation system (THERMAPIPE®) having a thickness of 34 mm, and a mechanical protection and reinforced concrete ballasting (CONCRETKOTE®) having a thickness of 26 mm. This overall piping protection system is very frequently utilized worldwide due to its excellent performance and reliability in submarine oil and gas conduction lines installed in less deep-sea waters.- ---

This contract also results in coating steel curved pieces, installing anodes (cathodic protection system) and coating piping welded joints during launching process. This last process will be performed on board of the pipe-launching vessel during submarine line laying operations at about 70 m of depth.- ---

Submarine facility assembly startup is expected by the 3rd quarter of 2008 and these oil fields will being to produce by mid 2009.- -------------------------

***Hoan Vu Joint Operating Company*:** --

Hoan Vu Joint Operating Company ("HVJOC") is a company that has been organized to develop and work offshore oil fields, located at Block 9-2 in Vietnam. It is composed by *Petrovietnam Exploration and Production* (50%), *SOCO Vietnam Ltd.* (25%) and PTTEP HOAN VU Company Ltd. (25%).- -

***Vietnam and Oil:*:** ---

Vietnam has between 30 and 33 billions of crude oil reserves and its drilling activity has almost duplicated since 2005, since most of the production comes from Vietnamese southern area, according to Wood Mackenzie´s reports. Meanwhile, in terms of perspective Vietnam state-owned *Vietnam Oil & Gas* oil company (commonly known a *Petrovietnam*) has studied to invest U$S 6 billions in exploration projects, until 2010, as an effort intended to reach a production of 440.000 barrels / day by 2009. Simultaneously, Vietnamese government is analyzing measures intended to encourage oil industry investment.- ---

***SOCOTHERM AMERICAS*:** ---

SOCOTHERM AMERICAS is a firm listing in Buenos Aires City Stock Exchange and founded in Argentina in 1989. Presently, this firm is the steel piping coating regional market´s leader. Within deep-sea waters related-thermal insulation system´s scope of business, *SOCOTHERM* has been considered the most technologically upgraded firm since 2000.- -------------

Our firm has developed important industrial operations in Argentina, Brazil, Venezuela, Angola and Nigeria, from where it supplies anticorrosive protection systems, thermal insulations and reinforced concrete coating to world's most important markets. Additionally, *SOCOTHERM AMERICAS* is building a new plant in the surroundings of Houston, TX (USA) in order to meet Gulf of Mexico-located submarine fields' requirements.- -------------

Corporate Innovation: --

SOCOTHERM AMERICAS-developed thermal insulation systems help to protect hydrocarbon production facilities under more gradually stringent conditions, thus contributing to safety and environmental care.- ------------

CONTACT: --

(Signed) CARLOS COLLIA. CFO. Market Relations Responsible Head. SOCOTHERM AMERICAS S.A. Telephone: + 54-3488-493332. E-mail: collia@socotherm.com.ar ---

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: --------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ----------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- ---

IDIOMA INGLES

MARCELO GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 061
... La Plata To VIII Fo 340

TRADUCCIÓN PÚBLICA: ---------------------------------------

CERTIFIED TRANSLATION: ------------------------------------

SOCOTHERM AMERICAS. ---

Serving the Energy Transportation Industry.- ------------------------------

Press Release.- ---

SOCOTHERM AMERICAS IS AWARDED A NEW CONTRACT FOR NORTHERN SEA: --

SOCOTHERM AMERICAS **was awarded a new contract for Northern Sea for an approximate value of U$S 2,5 millions. This contract deals with Don Southwest and West Don offshore fields development project. These offshore fields are currently operated by Petrofac Resources Ltd. (UK) in British waters. This contract means, on a first stage, implementing a thermal insulation system and an anticorrosive system throughout 75 km of steel tubing in Don Southwest fields.-** ------------------------------

Coating operations are planned to be developed during the first quarter of 2007.- --

Buenos Aires – Argentina: September 3, 2007. ***Socotherm Americas,*** a corporation listed in Buenos Aires Stock Exchange and world´s leader in steel piping coating works for deep-sea water projects, has thus obtained another strategic contract strengthening corporate position in one of the most important offshore markets worldwide.- ------------------------------------

"This contract confirms the positive balance of our management tasks and the high degree of acceptance of our technology in all markets where we are currently spreading to. Besides, we are highly enthusiastic when finding out that our firm is being recognized in important technical forums" said firm's Commercial Director, Eng. Roberto Gozalvez.- --------------------------

About 75 km of Argentine-manufactured 8" (219.1 mm) and 3 ½" (88.9 mm) tubes will be coated with an Expanded Polypropylene thermal insulation system (WETISOKOTE®) (thickness: 26 mm) and a High Density Polyethylene anticorrosive protection system (PLASTIKOTE®). These tasks will be fully developed in *Socotherm Americas*-owned facilities situated in two Province of Buenos cities (Escobar and Campana).- ------------------

As the production of Don Southwest's submarine oil-wells is transported by submarine pipes, these pipes are required to be thermally coated due to sea's low temperatures.- ---

On a second stage, to be run in the beginning of 2008, "West Don" oil wells will be similarly connected and will also result a new coating service contract.- --

Starting up submarine facilities has been forecasted for the first quarter of 2008 and oil production will begin by 2009.- ------------------------------

Petrofac Resources-operated "Don Southwest" and "West Don" offshore fields are located in block 211/28, about 210 kms. towards northeast of Sumburgh (Shetland) in British Northern Sea's northeastern region.- --------

Petrofac Resources Ltd. UK operates "Don Southwest" and "West Don" fields out of which this firm has a shareholding of 43.11%, being associated to *Valiant, First Oil, Stratic Energy* and *Nipon Petroleum* oil companies.- -----

<u>The Customer: Petrofac</u>: --

Petrofac is an international firm supplying a series of services to gas and oil facilities, such as designing, building, operating and training specialized staff, thus providing an overall solution to its customers, main oil companies operating worldwide. However, corporate extent through value chain has even led this firm to become its customer's partner as regards the operation of certain projects. Supported by a 25-yr. Historical background, *Petrofac* has

offices in 16 countries, among them being United Kingdom, India and UAE included.- --

SOCOTHERM AMERICAS: --

SOCOTHERM AMERICAS is a firm listing in Buenos Aires City Stock Exchange and founded in Argentina in 1989.- -------------------------------

Presently, this firm is the steel piping coating regional market's leader. Within deep-sea waters related-thermal insulation system's scope of business, *SOCOTHERM* has been considered the most technologically upgraded firm since 2000.- --

Our firm has developed important industrial operations in Argentina, Brazil, Venezuela, Angola and Nigeria, from where it supplies anticorrosive protection systems, thermal insulations and reinforced concrete coating to world's most important markets. Additionally, *SOCOTHERM AMERICAS* is building a new plant in the surroundings of Houston, TX (USA) in order to meet Gulf of Mexico-located submarine fields' requirements.- ---------------

Corporate Innovation: --

SOCOTHERM AMERICAS-developed thermal insulation systems help to protect hydrocarbon production facilities under more gradually stringent conditions, thus contributing to safety and environmental care.- -------------

(Signed) CARLOS COLLIA. CFO. Market Relations Responsible Head. SOCOTHERM AMERICAS S.A. Telephone: + 54-3488-493332. E-mail: collia@socotherm.com.ar --

- <u>CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT</u>: -------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***<u>CERTIFY</u>*** that ***<u>THIS IS A TRUE TRANSLATION</u>*** into ***<u>ENGLISH</u>*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ----------------------

- <u>ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE</u>: -------

<u>ES TRADUCCIÓN FIEL</u> al idioma ***<u>INGLÉS</u>*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- --

GABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital To X Fo 081
Inst. La Plata To VIII Fo 340
C T P C B A. No 2705

TABLE OF CONTENTS

RCELA GONSÉ
RA PUBLICA
INGLES
411 CAP. FEDERAL
C.B.A. Nº 4597

KARINA MARCEL
TRADUCTORA P
IDIOMA INGL
MAT. Tº XIII Fº 411 CA
INSCRIP. C.T.P.C.B.A

RELEVANT INFORMATION

This Offering Memorandum contains important information about us and significant recent developments in Argentina. Social, political, economic and legal conditions in Argentina are subject to change, and we cannot anticipate how and to what extent those changing conditions will impact us or the market in which we operate. Any potential investor should be aware of the uncertainties regarding our future operations and financial condition and significant risks associated with the investment. See "Risk Factors." ....

Information contained in this Offering Memorandum with respect to Argentina's political status, laws and economy has been derived from the Argentine government and other public sources. We and our Board of Directors accept responsibility only for accurately extracting information from these sources and for its accurate publication. Nothing contained in this Offering Memorandum is or shall be relied upon as a promise or warranty, whether as to the past or the future. This Offering Memorandum contains summaries that we believe to be accurate of terms of certain documents, but reference is made to the actual documents, copies of which may be made available to potential investors upon request, for the complete information summarized in this Offering Memorandum. All these summaries are qualified in their entirety by these references. ....

The information contained in this Offering Memorandum is as of the date hereof and subject to change and amendment without notice. Neither the delivery of this Offering Memorandum nor any subsequent accreditation of the New Shares, under any circumstances, create any implication that there has been no change in the information set forth in this Offering Memorandum or in our affairs since the date hereof. ....

KARINA MA
TRADUCT
IDIOM
MAT. T° XIII F°
INSCRIP. C.T.

A GONSÉ
IBLICA
ES
FEDERAL
N° 4597

NOTICE TO INVESTORS REGARDING MONEY LAUNDERING

Notice is given to investors that through Law No. 25,243 (subsequently amended by Law No. 26,087) the Federal Congress includes the money laundering as a crime in the Argentine Criminal Code. Furthermore, and in order to prevent money laundering, the Federal Congress creates the financial reporting unit (the "FRU") under the charge of the Federal Ministry of Justice and Human Rights. Section 14 of Law No. 25,246 (amending Law No. 25,243) sets forth the powers of the FRU: (i) request reports, documents, background and any other element deemed useful to comply with its functions to any public national, provincial or municipal agency and to any individual or legal person, all of those being forced to supply such above items within a term to be determined under warning of legal actions; (ii) receive voluntary representations; (iii) request the cooperation of the state information systems; (iv) act anywhere in the republic in compliance with the powers granted by this Law; (v) ask the attorney general office to request the competent judge to decide on the suspension of any execution of any transaction or act whenever suspicious activities are being investigates and there is serious and gross evidence of asset laundering; (vi) ask the attorney general office to request the competent judge the breaking into public and private places, the personal requisition and the seizure of documents or elements useful for the investigation; (vii) decide the implementation of internal control systems in the cases and with the features the regulations may determine; (vii) apply the penalties set forth in the law, securing the due process; (ix) organize and administer files and background material of the activity of the FRU itself or data obtained in the exercise of its powers, being able to enter into agreements and contracts with national, international and foreign agencies integrating itself in information networks of such nature (x) issue directions and instructions to be complied with and implemented by the subjects bound under the law, previously consulting the specific control agencies..........

Therefore: ....

(i) The person who exchanges, transfers, administers, sells, pledges or otherwise applies money or any other asset arising out of a crime in which such person has not taken part, with the possible result that the original subrogating asset may not appear to have a legitimate origin, shall be punished with two to ten years of imprisonment and a fine of two to ten times the amount of the transaction, provided that the value of the assets exceeds the amount of P$50,000 in one or more transactions; and ....

(ii) The person who after the commission of a crime by a third party, in which he/she has not taken part: (a) helps anyone to avoid investigation by the authority or escapes from the action thereof, (b) hides, alters or makes disappear the traces, evidences or instruments of the crime or helps the author or participant to hide, alter or make them disappear, (c) acquires, receives or hides money, things or effects from a crime, (d) does not report the commission of a crime or identifies the author or participant in a crime already known, whenever the criminal prosecution of a crime of such nature be mandatory for him, (e) safeguards or helps the author or participant to ensure the proceeds of or benefit from the crime, shall be punished with six months to three years of imprisonment. The criminal qualification shall be increased to the double of the minimum and maximum thereof whenever (a) the precedent fact is a specifically serious offence, (b) the author acts with the intention to profit, (c) the author is usually devoted to committing acts of complicity, (d) the author is a public officer...........

Furthermore, Law No. 26,087 provides that: (a) the persons obliged to inform shall not invoke banking, exchange or professional secrecy nor the legal or contractual commitments of confidentiality against the FRU, under the analysis of suspicious transactions; (b) the FRU shall notify the suspicious transactions to the attorney general office in order to determine the exercise of a criminal action after exhausting the analysis of the reported transaction and there are sufficient elements to confirm the assets laundering suspicious nature; and (c) the exemption of criminal liability for those which have acted in favor of the spouse, relatives (up to the fourth degree of consanguinity and second of affinity), close friend or person to whom special gratitude is owned does not apply to: (i) the events contemplated under section 278 of the Criminal Code (punishment of 2 to 10 years and fine of 2 to 10 times the amount of the transaction when a person exchanges, transfers, administers, sells, pledges or otherwise applies money or any other asset arising out of a crime in which such person has not taken part, with the possible result that the original subrogating asset may appear to have a legitimate origin, provided that the value of the assets exceeds the amount of P$50,000 in one or more transactions, and (ii) the events set forth in section 277 paragraph 1 (e) (imprisonment of 6 months to 3 years for the person ensuring or helping the author or participant to secure the proceed of benefits of the crime); paragraph 3 (b) and (c) (imprisonment of 12 months to 6 years if the author acts with the intention to profit, or is usually devoted to committing acts of complicity). ....

Since the main purpose of such law is to prevent money laundering, it does not attribute the responsibility to control those criminal transactions only to the instrumentalities of the Argentine Government but also assigns certain obligations to several private sector institutions such as banks, brokers, and insurance companies. Said obligations basically include the power to collect information, through the FRU. The "Guideline of Unusual or Suspicious Transactions under the Financial and Exchange System" (approved by Resolution No. 2/2002 of the

FRU) sets forth the obligation to report, as regards investments, the following transactions: (a) investments in the purchase of government or private securities under the custody of the financial institution whose value seems to be inappropriate, considering the kind of business of the client, (b) deposits or transactions of "back to back" loans with branches, subsidiaries or affiliates of the Bank, in areas known as tax heavens or countries or territories which are considered non-cooperative by the FATF, (c) clients requests for services of investment management (whether foreign currency, shares or trusts) where the source of the funds is not clear or is inconsistent with the type of business, (c) significant and unusual movement in custody accounts (d) frequent use by non-habitual clients of special investment accounts the holder of which is the financial institution itself, (e) current transactions with negotiable instruments – trust debt securities – through the purchase and sale in the same day and for similar volumes and nominal amounts, taking advantage of listing differences when they do not coincide with the activity declared and the client's profile..

For a detail of the money laundering rules currently in force, investors should consult with their legal counsel and read the full text of Chapter XIII, Title XI, Book Second of the Argentine Criminal Code that can be found at the MECON's website http://www.mecon.gov.ar or at http://www.infoleg.gov.ar. ....

KARINA MARC
TRADUCTOR
IDIOMA I
MAT. T° XIII F° 411
INSCRIP. C.T.P.C

ELA GONSÉ
PUBLICA
GLES
CAP. FEDERAL
A. N° 4597

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum includes forward-looking statements, principally under the captions "Brief Corporate Profile," "Risk Factors," "Operating and Financial Review and Prospects" and "Description of Corporate Business." We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this Offering Memorandum, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

- inflation;
- Argentine government regulation;
- adverse legal or regulatory proceedings;
- fluctuations in the value of Argentine public debt;
- deterioration in regional and national business and economic conditions;
- fluctuations in the exchange rate of the peso; and
- the risk factors discussed under "Risk Factors"

The words "believe," "may,"' "'will,"' "'estimate," "continue," "anticipate," "intend," "expect," 'forecast", "believe" and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Offering Memorandum because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this Offering Memorandum might not occur and are not guarantees of future performance.

PRESENTATION OF FINANCIAL INFORMATION

The distribution of this Offering Memorandum or the sale of the New Shares hereunder shall not imply, under any circumstances, the absence of changes in our activities or the accurateness of the information after the date hereof. We, the Arrangers and the Underwriters do not assume any express or implied liability as regards the truthfulness of the information included in this Offering Memorandum after the date hereof. ....

In this Offering Memorandum, references to "US$" and "Dollars" are to U.S. dollars, and references to "Ps." and "Pesos" are to the legal currency of Argentina. ....

We maintain our accounting books and records in Pesos and prepare our financial statements in accordance with the generally accepted accounting principles in force in the City of Buenos Aires. ....

Certain figures included in this Offering Memorandum (including percentage amounts) may not sum due to rounding. ....

BRIEF CORPORATE PROFILE

Introduction..

Our Company is a private firm, whose main activity is the manufacturing and application of anticorrosion, thermal insulation and reinforced concrete coatings over steel pipelines. The technology we apply provides a wide range of solutions to different economy activities, such as oil, gas and liquefied petroleum gas transport, industrial fluids conduction, mining, drinkable water transport and distribution, etc. ....

Nowadays we lead the Latin American market of coating manufacturing and application, with operations in Argentina, Brazil and Venezuela, providing the most important oil and gas exploitation projects in the region and the world with our products. ....

We have 15 years of experience in the manufacturing and application of anticorrosion systems and thermal insulation on steel pipelines for fluid conduction, both onshore and offshore, which adds to the 30 year standing of our parent Socotherm SpA ("Socotherm"), our Company having been responsible for the introduction of anticorrosive protection systems based on polyolefin extrusion in Latin America. We have participated in almost all the gas and oil pipeline projects in the region in the last 10 years, and have exported our products and services to all the oil markets in the world, having participated in more than 4,000 projects and worked with more than 500 clients...

Our Company and the Socotherm Group..

Our Company, a Socotherm Group firm, is responsible for all the group operations in the Americas and the business related to those operations in the world. We also participate in the development and execution of projects in different regions, assisting Socotherm with the start up and operation of new coating plants for large-sized projects. ....

In the segment of deepwater oil and gas exploitation projects, we have promoted the development of new technologies for coating application, and developed business in projects that involve the participation of the most important oil companies in the world...

Nowadays we enjoy an excellent reputation, thanks to our technological developments, and our solution generating capability, surpassing other sector companies at the international level. ....

The Socotherm Group is ranked in second place in the global market of steel pipeline coatings (in terms of market share). ....

Thanks to the constant technological innovation in our products, we and Socotherm are considered an international technological reference in the field of application of steel pipeline coating. For further information see "Description of Corporate Business"...

Business Strategies ....

In line with Socotherm Group's objectives and strategies, we aim to strengthen our regional leadership and continue expanding our business in other world regions. We also intend to maintain our relevant participation in the deepwater coating business through the constant search for new solutions, new materials and new coating application technologies...

Competitive Advantages...

Our main strengths bear relation with our broad experience in the coating application field, gained through participation in large projects of gas and oil transport infrastructure, the degree of technological development and installed capacity of our plants, the level of knowledge and experience of our personnel, the cost competitiveness of our industrial plants, and our strong commercial bonds with diversified clients throughout the world...............

Socotherm's Alliance with Tenaris S.A. ("Tenaris"), one of the largest seamless pipes manufacturers in the world and a relevant player in the welded pipelines market, enables us to participate in oil and gas exploitation projects in the most active regions in the globe..

Controlled Companies in Argentina and Abroad

We control our operations in Brazil through our 99.99% interest in Socobras Participaçoes Ltda. ("Socobras Participaçoes"), owner of 50% of the shares of the Brazilian company Socotherm Brasil S.A. ("Socotherm Brasil"). The remaining 50% is owned by Tenaris Confab Tubos S.A. ("Tenaris Confab").

Furthermore, we own 80% of the shares of the Argentine company Soco-Ven S.A. (the remaining 20% is owned by Socotherm). Soco-Ven S.A., in turn, holds 50% of the shares of the Venezuelan company Atlántida Socotherm S.A. ("Atlantida Socotherm"), through which we carry out our operations in Venezuela. The remaining 50% of the shares of Atlántida Socotherm is owned by the Venezuelan company Atlántida Internacional C.A.

We exercise the control of the operations both in Venezuela and Brazil through technical assistance agreements and the chairmanship of the board of directors of both operating companies.

In May 2003, we acquired a 23% interest in Xante S.A. ("Xante"), a company promoted under Law No. 22,021, engaged in the production of olive in the Province of La Rioja (Argentina). The capital contribution made authorizes us to defer taxes for an amount equal to the capital contributed. As of the date of this Offering Memorandum, Ps. 711,587 are pending payment.

Moreover, Socotherm Argentina S.A. was incorporated in December 2004. We are the owners of 90% of the shares and voting rights of such company, while the remaining 10% is held by third parties. Socotherm Argentina S.A. has not recorded significant operations since its incorporation.

Industrial Plants

Argentina

We have three modern industrial facilities located in Valentín Alsina, Escobar and Campana, all three in the province of Buenos Aires.

All our industrial plants are equipped with lateral extrusion technology for polyolefin application (polyethylene and polypropylene) and electrostatic application systems for the application of external fusion bonded epoxy coatings.

Our plant in Valentín Alsina is located within the manufacturing facilities of Tenaris Siat S.A. ("Tenaris Siat") and is mainly devoted to the application of anticorrosion coating for large gas pipelines.

In the plant located in Escobar, we also have a modern industrial research and development center, six high capacity production lines for the application of anticorrosion coatings, thermal insulation, and reinforced concrete coatings.

We also have an external anticorrosion coating plant in Campana, located within the industrial facilities of Tenaris Siderca S.A ("Tenaris Siderca").

Brazil

Through Socotherm Brasil, we have two industrial facilities located in Pindamonhangaba (Sao Pablo State) and Anchieta (Espírito Santo State) in Brazil. The first has four coating application lines for large gas transport ducts. The second, inaugurated in 2005, is devoted to the application of anticorrosion and thermal insulation coatings for offshore oil installations.

Venezuela

We operate an anticorrosion coating application plant located in the city of Anaco (Anzoátegui State), within the facilities of the company Atlántida Socotherm.

INFORMATION ABOUT DIRECTORS, SENIOR MANAGEMENT, EMPLOYEES AND MEMBERS OF THE SUPERVISORY COMMITTEE

Directors, Alternate Directors and Senior Managers

In accordance with our by-laws, we are managed by a Board of Directors comprised of no less than five and no more than seven directors, each appointed by our ordinary shareholders' meeting. Regular and alternate directors are elected for a one-year term and can be reelected indefinitely. Our Board of Directors is currently comprised of seven directors and five alternate directors.

Board of Directors

Under Argentine Companies Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the Company, the shareholders and third parties for the improper performance of their duties, for violating the law, the Company's by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director's duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the Company; (iii) the obligation to exercise board powers only for the purposes for which the law, the Company's by-laws or the shareholders' or the Board of Directors resolution have intended; and (iv) the obligation to take strict care so that acts of the Board are not contrary, directly or indirectly, to the Company's interests. A director must inform any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

The following table sets forth information about the members and alternate members of our Board of Directors, each of whom has terms that expire in April 2007:

Name	Position	Age	Year of Appointment
Zenone Soave	Chairman	63	2006
Carlos M. Morla	Vice-Chairman	63	2006
Gian Franco Andreani	Director	44	2006
Juan A. Boari	Director	59	2006
Alberto Domingo Moramarco	Director	60	2006
César Mainetti	Director	64	2006
Zulema Santamarina	Director	52	2006
María Virgina Rodolfi	Alternate Director	37	2006
Nicola Calvo	Alternate Director	34	2006
Michelangelo Thome	Alternate Director	51	2006
Armando Musi	Alternate Director	47	2006
José Luis Galliani	Alternate Director	59	2006

The directors Alberto Domingo Moramarco and Zulema Santamarina and the alternate director José Luis Galliani qualify as "independent members", in accordance with the independence criteria set forth by Decree No. 677/2001 and by General Resolution No. 400 of the CNV amending General Resolution No. 368 of the CNV, and the supplementary rules thereof (Restated Text as of 2001) (the "CNV Rules"). In accordance with such criteria, the remaining members of our Board of Directors do not qualify as "independent members".

Senior Management

The following table sets forth information about our executive officers:

Name	Position	Age	Year of Appointment
César E. Mainetti	Chief Executive Officer	63	1996
Giovanni Portesan	Technical and Commercial Manager	49	1993
Carlos O. Collia	Administrative and Financial Manager	44	1996
Roberto M. Gozalvez	Commercial Manager	42	1999
José Pablo Baño	Purchase and IT Manager	61	1995
Enrique P. Mascarell	Human Resources Manager	63	1992
Néstor Natoli	Foreign Trade Manager	54	1994
Adrián Andreani	Engineering Manager	48	1992
Antonio Di Mascio	Industrial and Customer Service Manager	62	1994
Horacio O. Hernández	External Plant Operation Manager	60	1991
Edwin A. Zambrana	Quality Assurance, Hygiene, Safety and Environmental Manager	43	2001
Ricardo G. Schenkel	Valentín Alsina Plant Manager	54	1993
Guillermo H. D'Angelo	Escobar and Campana Plant Manager	54	1992
Juan C. Furneri	Assembling Plant Manager	51	1997
Pablo Caruso	External & Public Relations	57	2006

The following chart shows the organization of our senior management: ....



Chairman & CEO
Z. Soave
ViceChairman
C. Morla
General Manager
C. Mainetti
Business Development
R. Gozalvez
Public & external relations
P. Caruso
Operations Americas (excluding Brazil) COO
C. Mainetti
Operations in Brazil & y W. Africa COO
M. Thome
Purchases & IT
P. Baño
Quality, hygiene, Saf. & Env.
E. Zambrana
Human Resources
E. Mascarell
Foreign Trade
N.Natoli
CTO
G. Portesan
CFO & investor relations
C. Collia
CIO
A. Dimascio
Commercial Manager
R. Gozalvez
Eng. Manager
A. Andreani
Operations Venezuela
Operations Argentina
Operations USA
Operations Brazil
Operations Angola
Operations Nigeria

Biographical Descriptions ....

Set forth below are brief biographical descriptions of the members of our Board of Directors and our executive officers. The business address of each of our current directors and executive officers is Ruta 9 Km 52,3, Escobar - Buenos Aires (1625), Argentina. ....

Zenone Soave is the chairman of our Board of Directors. He also serves as chairman of Socotherm and chairman of all the companies comprising Socotherm Group. Mr. Soave has 40 years of experience in the industry of coating for oil and gas pipes. He holds a degree in Engineering from University of Bologna. ....

Carlos M. Morla has been vice-chairman of our Board of Directors since 2000. Mr. Morla joined the Company in 1989 as a syndic, he served as Administrative and Financial Manager between 1991 and 1994 and as a Director from 1994. In addition, he has provided accounting and tax advisory services to industrial companies. Mr. Morla holds a degree in Public Accounting and Real Estate Appraiser from University of Rosario and a master in bankruptcy liquidation from the same university. ....

Gian Franco Andreani has been a Director of the Company since 2001. He also serves as director of Socotherm. Previously, he served as commercial director of the Company. Mr. Andreani holds a degree in Civil Engineering from University of Buenos Aires. ....

Juan A. Boari has been a Director of the Company since 1989. He also acts as the Argentine legal representative of Socotherm. Mr. Boari holds a Law degree from University of Buenos Aires. ....

César E. Mainetti has been Director of the Company since 2006, and has also served as Chief Executive Officer of the Company since 1996. He is also a director of Socotherm for Latin America and NAFTA. Previously, he worked for Dresser Atlas (from 1966 to 1984), where he was promoted to Chairman, for Astrafor (from 1984 to 1991) as Chief Executive Officer and for Cadipsa (from 1991 to 1994) as Chief Executive Officer, among other positions. Mr. Mainetti holds a degree in Electro-mechanic Engineering from University of Buenos Aires and a master degree in Financial Management from Texas A&M University. In addition, Mr. Mainetti acts as Chief Operating Officer (COO) for the Americas (excluding Brazil). ....

Alberto Domingo Moramarco has been a Director of the Company since 2006. He holds a Law degree from *Universidad del Salvador*. Furthermore, he currently serves as external legal counsel for La Nueva Cooperativa de Seguros Ltda., La Primera de Martinez S.A., Cia. Noroeste S.A. de Transporte and Adagraf Impresiones S.A., and as legal advisor to Megabox S.A. and Mycrosistem S.A. Dr. Moramarco is professor of "Modern Business Agreements" at the Master of the School of Economics of *Universidad del Salvador*. ....

Zulema Santamarina has been a Director of the Company since 2006. She holds a Law degree from *Universidad del Salvador* and a specialization in Labor Law from the University of Buenos Aires (1980) and in Business Advisory Services from *Universidad del Museo Social Argentino* (2005). She is also external legal counsel for La Nueva Cooperativa de Seguros Ltda., La Primera de Martinez S.A., Cia. Noroeste S.A. de Transporte and legal advisor to Megabox S.A. and Mycrosistem S.A.

José Luis Galliani is an Alternate Director. Mr. Galliani holds a Law degree from University of Buenos Aires, specialized in criminal economic law.

María Virgina Rodolfi is an Alternate Director. Ms. Rodolfi holds a Law degree from University of Parma.

Nicola Calvo is an Alternate Director. Mr. Calvo holds a degree in Economics and Business Administration from University of Torino.

Michelangelo Thome was born on February 9, 1955. He is an Alternate Director. Mr. Thome holds a degree in Civil Engineering from *Universidad Federal de Río de Janeiro* and a master degree in Metal Structures from Cornell University. In addition, Mr. Thome acts as Chief Operating Officer (COO) for Brazil and, if the purchase of Socotherm West Africa and Socotherm Angola shares is completed, he will also be the COO for West Africa.

Armando Musi was born on January 14, 1959. He is an Alternate Director. Mr. Musi holds a degree in Economics and Business Administration from University of Venice, Italy.

Giovanni Portesan has been the Technical and Commercial Officer (CTO) of the Company since 1991. Mr. Portesan holds a Nuclear Technician degree from *Universidad Politécnica de Torino* in Italy and a master in Advanced Plastics from ENI Group and in Industrial Management from University of Milan, Italy.

Carlos O. Collia has been the Chief Financial Officer (CFO) since 1996 and has been appointed Investors Relations Manager. Previously, Mr. Collia served as *Controller* Assistant of Manliba S.A. (from 1995 to 1996) and Budget and Planning Chief of Compañías Asociadas Petroleras S.A. (from 1986 to 1992), among other positions. He holds a Public Accounting degree from *Universidad Kennedy* and a master degree in Finance Management issued jointly by *Universidad del Salvador* and the State University of New York at Albany.

Roberto M. Gozalvez has been the Chief Sales Officer (CSO) since 1999. Previously, Mr. Gozalvez served as Commercial Manager for Enas S.A. (from 1995 to 1996), Marketing Manager for Oblak Hnos SA (from 1992 to 1995) and environmental project advisor for Wehran Engineering Co. (from 1990 to 1992). Mr. Gozalvez holds a degree in Civil Engineering from National Technological University. He took other courses: Marketing (ITBA), Marketing (Escuela Argentina de Negocios), Project Management (IAE), Finance (IAE) and Customer Services (OEA).

José Pablo Baño has been the Purchase and IT Manager since 1995. He also serves as vice-chairman for AGUEERA and director of CAMMESA from 1993. Previously, Mr. Baño served as Project and Production Manager for Massuh S.A. (from 1980 to 1990) and Maintenance and Technical Department Manager for Adamas S.A. (from 1973 to 1980). Mr. Baño holds a degree in Industrial Engineering from University of Buenos Aires. He also studied Industrial Electricity at Instituto de Automatización Industrial and Critical Scheduling (IDEA).

Enrique P. Mascarell has been the Human Resources Manager since 1992. Mr. Mascarell served as Industrial Relations Manager for Inducuer S.A. (from 1984 to 1991); Personnel Manager for Laboratorio Argentino de Circuitos Impresos S.A. (1980 to 1984) and Personnel Manager for Polimec S.A. (from 1974 to 1980). Mr. Mascarell holds a degree in Industrial Relations from *Universidad Argentina de la Empresa* and a master in Human Resources Management (IDEA).

Néstor Natoli has been the Foreign Trade Manager since 1994. Mr. Natoli served as Purchase Manager for Laboratorios Abbot (from 1986 to 1993) and Purchase Manager for Bonafide (from 1976 to 1986). He holds a degree in Customs Agent from Centro de Despachantes de Aduana, and a master degree in International Trade from ICA (Internacional Custom Agency).

Adrián Andreani has been the Engineering Manager since 1992. He was a member of the committee in charge of the making of the standards in IRAM from 1995 to 1998 and a member of MERCOSUR Standards Committee in 1998. Mr. Andreani has been in charge of the development of the majority of the Company's industrial facilities. Mr. Andreani holds a degree in Civil Engineering form University of Buenos Aires.

Antonio Di Mascio has been the Industrial and Customer Service Manager since 1994. Previously, he served in several executive positions for Hughes Tool Company from 1965 to 1991, where he was appointed Escobar Plant Manager. Mr. Di Mascio holds a degree in Oil Technician from Instituto Argentino de Petróleo y Gas. ......

Horacio O. Hernández has been the External Plant Operation Manager since 1991. Mr. Hernández served as Plant Manager for Famein S.A. (from 1987 to 1991) and Production Manager for Guerra S.A. (from 1985 to 1986), among other positions. He holds a degree in Industrial Engineering from University of Buenos Aires.......

Edwin A. Zambrana has been the Quality Assurance Manager since 2001. Mr. Zambrana served as Quality Control Assistant for Industrial Quimbol S.A. (from 1991 to 1992) and as Lab Engineering for Hoeschst do Brasil (from 1989 to 1990). Mr. Zambrana holds a degree in Chemical Engineering from *Universidad Federal de Río Grande do Sul* (Brasil) and a master in ISO 9000 (*UTN*) and Quality Control (*Fundación Tecnológica Argentina*)..........

Ricardo G. Schenkel has been the Valentín Alsina Plant Manager since 1993. He served as Technical Manager for Famein S.A. (from 1985 to 1991) and New Product Development Manager for Diransa S.A. (from 1984 to 1985). Mr. Schenkel holds a degree in Chemical Engineering from National Technological University. ....

Guillermo H. D'Angelo has been the Escobar Plant Manager since 1992 and Campana Plant Manager since 1999. Mr. D'Angelo served during 20 years for Hughes Tool Company as coating production manager. ....

Juan C. Furneri has been the Assembling Plant Manager since 1997. Mr. Furneri was in charge of the installation of the majority of the plants of Socotherm Group worldwide, and has a large experience in this area. Previously, he served as Maintenance Chief for Acindar (from 1977 to 1989). ....

Pablo Caruso has been the External & Public Relations Officer of the Company since 2006. He has been providing services for Socotherm Group since 2003 and he acts as Delegated Counselor with commercial functions in Socotherm Spain. He had an active role in the development of the Spanish coating market. Mr. Caruso holds a degree in Industrial Engineering from University of Buenos Aires, and has a vast experience as local and international journalist; he has acted as correspondent for some of the largest domestic and foreign media (such as Ambito Financiero and Telefe, in Argentina, Expansión, in España, and Época in Italy)...............

Employment Agreements..........

We have entered into an employment agreement with Mr. César E. Mainetti. Such agreement grants Mr. Mainetti the right to receive a bonus based on the net income, up to a maximum amount of US$50,000 per year..

Supervisory Committee..........

Our current by-laws provide for a Supervisory Committee which consists of three syndics and three alternate syndics, who serve for a term of one fiscal year..........

Pursuant to the Argentine Companies Law, only lawyers and accountants admitted to practice in Argentina, or civil partnerships comprised of such persons, may serve as syndics of an Argentine *sociedad anónima*, or limited liability corporation..........

Additionally, the Supervisory Committee has unlimited access to our books and records and the right to request as much information as necessary for the performance of its duties. ....

The primary responsibilities of the Supervisory Committee are to monitor the management's compliance with Argentine Companies Law, the by-laws, its regulations, if any, and the shareholders' resolutions, and to perform other functions, including, but not limited to: (i) attending meetings of the shareholders, Board of Directors and Executive Committee, (ii) calling extraordinary shareholders' meetings when deemed necessary and ordinary and special shareholders' meetings when not called by the Board of Directors and (iii) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by our directors..........

The following table sets forth certain relevant information of the members of our Supervisory Committee, each of whom has terms that expire in April 2007. ....

Name	Position	Age	Year of Appointment	Current Term Ends
Mario Rafael Biscardi	Syndic	49	2006	April 2007
Alejandro Mosquera	Syndic	47	2006	April 2007
Carlos Roberto Chiesa	Syndic	37	2006	April 2007
Paola Lorena Rolotti	Alternate Syndic	30	2006	April 2007
Julieta Paula Pariso	Alternate Syndic	32	2006	April 2007
Osvaldo Pablo Jofre	Alternate Syndic	38	2006	April 2007

Set forth below are brief biographical descriptions of the members of our Supervisory Committee: ....

Mario Rafael Biscardi was appointed as member of the Supervisory Committee in 2006. Mr. Biscardi holds a Law degree from University of Buenos Aires (1983) and a master in Tax Law (1987). He has been a partner of Estudio Biscardi & Asociados since 2001. He also serves as syndic for other Argentine companies. Previously, he was a partner of Estudio Arrizabalaga, Biscardi & Asociados from 1999. Furthermore, he held managerial positions in Deloitte & Touche and Touche Ross International between 1989 and 1999. Mr. Biscardi has been a university professor of "Public Finance and Tax Law" and "Common Markets and Integration Law" at University of Buenos Aires and *Universidad de Palermo*, respectively. Mr. Biscardi is licensed to practice by the Bar Association of the City of Buenos Aires since 1983. ....

Alejandro Mosquera was appointed as member of the Supervisory Committee in 2006. He holds a Law degree from University of Buenos Aires (1985) and a master in Business Advisory Services (1993) from the San Isidro Bar Association. He has been a partner of Estudio Biscardi & Asociados since 2001. Previously, he was a senior associate of Estudio Arrizabalaga, Biscardi & Asociados from 1999. Between 1989 and 1999, he served as legal counsel for Deloitte & Touche, Estudio Celentano and Banco de la Nación Argentina. In 2001, he published the book "Hazardous Relations: bankruptcy extension". Mr. Mosquera is licensed to practice by the Bar Association of the City of Buenos Aires since 1985 ....

Carlos Roberto Chiesa was appointed as member of the Supervisory Committee in 2006. He holds a Law degree from University of Buenos Aires. Mr. Chiesa focus his activities in the provision of labor, tax and social security advisory services to companies such as Oleaginosa Moreno S.A., Glencore Cereales S.A., Con-Ser S.A. and Banco Itaú S.A. He is a partner of Biscardi & Asociados, and provides services to GMAC Cía. Financiera S.A., Oxford University Press Argentina S.A. and Hidroeléctrica Cerros Colorados S.A. Mr. Chiesa is licensed to practice by the Bar Association of the City of Buenos Aires since 1996. ....

Paola Lorena Rolotti was appointed as alternate member of the Supervisory Committee in 2006. Mrs. Rolotti holds a Law degree from Argentine Catholic University. She focuses her activities in the provision of corporate finance, business law and banking law advisory services to companies such as Renault Credit International S.A., Lafarge Gypsum International S.A. and Plasmir S.A. She is a partner of Biscardi & Asociados, and provides services to Banco Supervielle S.A., Banco Bañes S.A. and Atuel Fideicomisos S.A. ....

Julieta Paula Pariso was appointed as alternate member of the Supervisory Committee in 2006. She holds a Law degree from University of Buenos Aires. Mrs. Pariso focuses her activities in the provision of environmental, fiscal and general business advisory services to companies such as Quálitas Médica S.A., Medicus S.A., and Kodak Argentina S.A. She is a partner of Biscardi & Asociados, and provides services to BBVA Banco Francés S.A., Bimbo de Argentina S.A., Consolidar Salud S.A. and Clínica Bazterrica S.A. ....

Osvaldo Pablo Jofre was appointed as alternate member of the Supervisory Committee in 2006. Mr. Jofre holds a Law degree from Argentine Catholic University. He focuses his activities in the provision of labor, tax and social security advisory services to companies such as Sol Petróleo S.A., Destilería Argentina de Petróleo S.A. and Rexel Latin Amerique S.A., particularly in connection with administrative proceedings, examinations, opinions and draft resolutions. He is a partner of Biscardi & Asociados and provides services to Rombo Cía. Financiera S.A., BBVA Banco Francés S.A., Consolidar Comercializadora S.A., and Clínica y Maternidad Santa Isabel S.A. ....

Audit Committee ....

Our Audit Committee is comprised of three directors, two of whom qualify as independent members in accordance with the CNV Rules, and two alternate directors, one of which qualifies as independent member. ......

All the members of our Audit Committee, appointed by the Board of Directors' meeting held on May 3, 2006, in exercise of the duties delegated by the Shareholders' meeting, have been elected for a one-year renewable tem....

Pursuant to the provisions of Decree No. 677/2001, our audit committee is responsible for the performance of the duties that fall within its powers, including, among others, the following: (i) delivering an opinion regarding the Board of Director's proposal of appointment of our external auditors and controlling their independent status; (ii) supervising the correct performance of our internal control and accounting systems and of all the financial or other significant information submitted to the CNV and the self-regulated entities in compliance with the applicable information requirements; (iii) supervising the observance of the policies regarding information about our risk management; (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest; (v) delivering an opinion on the reasonableness of the fees and stock option plans for our directors and managers proposed by our Board of Director; (vi) delivering an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited; and (vii) supervising the fulfillment of the applicable behavior rules. ....

The following table sets forth certain relevant information of the members of our Audit Committee, each of whom has terms that expire in April 2007: ....

Name	**Position**	**Age**	**Year of Appointment**	**Independence**
Alberto Moramarco	Member	60	2006	Independent
Carlos Morla	Member	63	2006	Non Independent
Zulema Santamarina	Member	51	2006	Independent
Juan A. Boari	Alternate Member	59	2006	Non Independent
José Luis Galliani	Alternate Member	59	2006	Independent

ADVISORS AND AUDITORS

Advisors

Our tax advisor is KPMG–Finsterbusch, Pickenhayn, Sibille, domiciled at 710 Bouchard, 1° Floor, City of Buenos Aires.

Auditors

The auditors of our three (3) most recent fiscal years were:

Balance Sheet as of:	Signed by:	Accounting Firm:	Domicile:	License:
December 31, 2003	Héctor A. Maggi	Deloitte & Co. S.R.L.	234 Florida – 5° Floor – City of Buenos Aires	C.P.C.E.C.A.B.A. T°87 F°63
December 31, 2004	Héctor A. Maggi	Deloitte & Co. S.R.L.	234 Florida – 5° Floor – City of Buenos Aires	C.P.C.E.C.A.B.A. T°87 F°63
December 31, 2005	Miguel C. García Haymes	Deloitte & Co. S.R.L.	234 Florida – 5° Floor – City of Buenos Aires	C.P.C.E.C.A.B.A. T°68 F°122

The independent auditor currently appointed to audit the Company is:

Auditor:	Accounting Firm:	Domicile:	License:
Miguel C. García Haymes	Deloitte & Co. S.R.L.	234 Florida – 5° Floor – City of Buenos Aires	C.P.C.E.C.A.B.A. T°68 F° 122

The members of the accounting firms are licensed to practice by the Professional Council of Economics of the City of Buenos Aires.

SUMMARY OF THE OFFERING

Issuer	Socotherm Americas S.A. (indistinctly, "we", "our", the "Company" or the "Issuer")
Arrangers	HSBC Bank Argentina S.A. and Banco Río de la Plata S.A. (the "Arrangers").
Underwriters	Our New Shares (as defined below) will be placed through a public offering made through HSBC Valores S.A. Sociedad de Bolsa and Santander Sociedad de Bolsa S.A., as underwriters (the "Underwriters"). For more information, see "Distribution Plan" in this Offering Memorandum.
New Shares. Characteristics	We are offering up to 15,000,000 new Class B shares of common stock, in book-entry form, with a nominal value of Ps. 1 (one Peso) each and the right to 1 (one) vote per share (the "New Shares" or the "Class B Shares"), to be issued as a result of a capital increase authorized by our ordinary and extraordinary shareholders' meeting held on April 28, 2006, as supplemented by resolutions of our extraordinary shareholders' meetings held on September 25 and October 11, 2006 (the "Shareholders' Meeting") and by resolutions of our Board of Directors' meetings held on September 25 and October 13, 2006. Together, the New Shares will represent, upon the completion of the Offering and assuming the subscription of 100% of the shares, 17.65% of our capital stock.
Abandonment of the Offering	We may abandon the Offering if we do not receive irrevocable subscription orders for the New Shares, for such an amount which, considering the resulting economic equation, in accordance with the guidelines set forth in "Reasons for the Offering and Use of Proceeds" makes the Offering in its whole not convenient taking into account the objective market conditions. Such decision shall not entitle the offerees to receive any kind of indemnity
Voting Rights	All the holders of our New Shares shall be entitled to one vote per share, pursuant to the provisions of our by-laws under the Argentine Companies Law No. 19,550, as amended (the "Argentine Companies Law"). The holders of our Class A Shares are entitled to five votes per share. To exercise their voting rights, foreign companies that own shares in our company are required to register with the Public Registry of Commerce (*Inspección General de Justicia*). See "Additional Information – Voting Rights".
Dividends	Investors acquiring New Shares shall be entitled, to the same extent that our current shareholders, to receive dividends, if any, declared and paid with respect to the Shares outstanding as of the issue date, including, without limitation, the right to receive dividends declared, if applicable, by our shareholders' meeting pertaining to the 2006 fiscal year. Cash dividends shall be paid in Pesos through Caja de Valores S.A. ("*Caja de Valores*"). See "Financial Information – Dividends Policy".
Price/Book Value Ratio	The book value of our Shares amounts to Ps. 1.19 per share. The book value derives from the shareholders' equity as of June 30, 2006, in accordance with our financial statements as of such date (Ps. 83,480,744) divided by the number of our shares outstanding as of such same date (70,000,000 Shares).

Preemptive and Accretion Rights

In accordance with the resolutions adopted by our Shareholders' Meeting, all of our shareholders have waived their preemption and accretion rights (in accordance with the provisions of the Argentine Companies Law) with respect to the New Shares, in order to allow for the public offering thereof by the Underwriters............................

Subscription Price

The subscription price of the New Shares will be fixed by our Board of Directors (in exercise of the powers delegated upon it by our Shareholders' Meeting, which fixed a price range between a minimum of Ps. 7 and a maximum of Ps. 13) or by one of our officers upon which our Board of Directors has subdelegated such power, in a price range between a minimum of Ps. 7.94 and a maximum of Ps. 8.84 which, for indicative purposes (the "Indicative Range") has been established by the Board of Directors' meeting held on October 13, 2006 (the "Subscription Price"), based on the demand curve to be calculated in accordance with the subscription forms received during the Offering. The Board of Directors may (but shall not be obliged to) receive and accept offers that are not within the Indicative Range provided that they are included within the limits set forth by the Shareholders' Meeting. ....

Therefore, all the New Shares may be acquired at the Subscription Price, which shall be informed by us to the Buenos Aires Stock Exchange (the "Buenos Aires Stock Exchange") at the beginning of the Trading Business Day (as defined below) following the day of the fixing of the price, for its publication in the Daily Bulletin of such institution. For the purposes hereof, "Trading Business Day " means each day in which the Buenos Aires Stock Exchange normally conducts operations...

Subscription Period and Subscription Place

The date of commencement and the date of end for the subscription of the New Shares (the "Subscription Period"), as well as the place and time for the receipt of irrevocable subscription orders, will be communicated to the investing public through notices published in a newspaper of general circulation in the Argentine Republic, the Daily Bulletin of the Buenos Aires Stock Exchange and the website of the CNV. ....

Payment of the New Shares

The New Shares shall be paid in cash through electronic transfer within 3 Trading Business Days as of the date of determination of the Subscription Price. ....

Delay in the payment of the New Shares

The delay in the payment of the New Shares by the investors shall give rise to the loss of the right to subscribe the New Shares requested by them. ....

Issue Date

The New Shares shall be issued within three Trading Business Days as from the date of determination of the Subscription Price. ....

Credit of the Shares

The New Shares shall be credited within four Trading Business Days as from the date of determination of the Subscription Price. .....

Authorizations

The public offering of our Shares was authorized by the *Comisión Nacional de Valores* (the "CNV") on November 1, 2006, through Resolution No. 15,491 of its Board of Directors...............................

On May 5, 2006, we requested authorization from the Buenos Aires Stock Exchange to list our capital stock. ....

Risk Rating

Standard & Poor's International Ratings, LLC, Argentine Branch, assigned a "2" rating to our New Shares. See "Risk Rating" in this Offering Memorandum. ....

Our Capital Stock Prior to and After the Offering.

Our capital stock prior to this Offering consists of 70,000,000 common, book-entry Class A shares, with a nominal value of one Peso (Ps. 1) each and the right to five (5) votes per share (the "Class A Shares" and, together with the Class B Shares, the "Shares"). Each share of our capital stock represents the same economic interest.

Pursuant to the decision to increase our capital stock passed by our Shareholders' Meeting, immediately upon the completion of the Offering, and assuming the full subscription of the New Shares by the investing public, our outstanding share capital will consist of 70,000,000 Class A Shares and 15,000,000 Class B Shares.

Use of Proceeds

We estimate that the net proceeds derived from the public offering of the New Shares will be of approximately a minimum amount of Ps. 119.1 million and a maximum amount of Ps. 132.6 million, from which the underwriting commissions and other expenses payable by us should be deducted. We intend to use the proceeds derived from the subscription of the New Shares, together with the use of the available credit lines, to finance new investment projects, which form part of our business expansion plan in the segment of offshore oil and gas exploitation projects, lead by the largest oil companies of the world and new investment opportunities related to our main business. For more information, see "Reasons for the Offering and Use of Proceeds".

Market for the New Shares

Until the placement of the New Shares, there was no public market for our Shares neither in the Argentine Republic nor in any other country.

Taxes

For a detailed description of the tax consequences related to the investment in the New Shares, see "Tax Considerations – Relevant Argentine Tax Considerations".

Transfer Restrictions

We, Socotherm SpA, our principal shareholder ("Socotherm") and Socotherm Services Ltd., our minority shareholder ("Socotherm Services") have agreed with the Underwriters that, subject to certain exceptions, none of us, Socotherm and Socotherm Services shall offer, sell, enter into agreements to sell or otherwise dispose of, nor shall make any hedging transaction with respect to the Shares or the securities convertible into, or subject to the exercise of an option or exchangeable for the Shares, during a 180-day period as from the date of execution of the Underwriting Agreement, without the prior written consent of the Underwriters.

Risk Factors

To analyze the factors that should be taken into account prior to investing in the New Shares, see "Risk Factors" and the rest of the information included elsewhere in this Offering Memorandum.

Applicable Law

Argentine law.

Jurisdiction

Pursuant to section 38 of Decree No. 677/2001 and General Resolution No. 400 of the CNV and applicable rules, the Arbitration Court of the Buenos Aires Stock Exchange shall have competence to hear all the matters raised by the shareholders in relation to our company. Furthermore, the ordinary courts of the City of Buenos Aires shall also be competent.

Withdrawal from Public Offering

If we decide to make a voluntary withdrawal from public offering and/or delisting, we shall follow the proceeding set forth by the CNV and the Buenos Aires Stock Exchange and we shall make a mandatory Public Offering for the Acquisition of our shares, pursuant to the CNV Rules.

KEY CORPORATE INFORMATION

Summary of Comparative Financial and Other Data ....

The following tables present summary financial and other data for the (a) fiscal year ended December 31, 2005, compared with the two (2) previous fiscal years and (b) the six-month period ended June 30, 2006, compared with the six-month period ended June 30, 2005. The information included in this summary has been extracted from the annual audited financial statements approved by our shareholders' meeting annexed to this Offering Memorandum, in the case of item (a) and from the financial statements prepared for the first semester of 2006, subject to limited review by Deloitte & Co. S.R.L., in the event of item (b):...

Comparative Financial Statements ....

	Fiscal Year ended as of December 31, (Pesos in thousands)			Six-month Period ended as of June 30, (Pesos in thousands)	
	2003	2004	2005	2005	2006
Statement of Income/(Loss)					
Net sales	91,341	67,801	179,006	66,490	63,516
Cost of sales	(70,472)	(57,321)	(134,791)	(50,710)	(58,145)
Gross income	20,869	10,480	44,215	15,780	5,371
Commercial and administrative expenses	(6,905)	(9,123)	(12,455)	(4,135)	(4,808)
Other income and expenses	5,738	3,900	3,940	3,106	2,918
Income/(loss) from permanent investments	2,199	5,434	9,718	3,753	1,827
Financial and holding income/(loss)	(5,860)	(1,181)	(1,061)	(2,215)	(1,793)
Income tax	(5,195)	(1,578)	(12,336)	(5,736)	(1,561)
Net income/(loss)	10,846	7,932	32,021	10,553	1,954
General Balance Sheet					
Current assets	69,382	59,323	106,856	84,597	82,842
Non current assets	72,745	80,945	95,436	67,760	86,478
Current liabilities	28,487	23,766	69,681	40,403	47,175
Non current liabilities	6,318	7,652	7,460	7,940	38,664
Temporary exchange differences	166	2,271	3,795	2,103	0
Shareholders' equity	107,156	106,579	121,356	101,911	83,481

Main Ratios ....

	Fiscal Year ended as of December 31,			Six-month Period ended as of June 30,	
	2003	2004	2005	2005	2006
Solvency (assets / liabilities)	4.08x	4.42x	2.62x	3.43x	1.97x
Liquidity (current assets / current liabilities)	2.44x	2.50x	1.53x	2.09x	1.76x
Immobilization (non current assets / assets)	0.51x	0.57x	0.47x	0.49x	0.51x
Profitability (income(loss) for the year / average shareholders' equity)	9.7%	7.4%	28%	9.5%	2.02%
Capital return % (income(loss) for the year / shareholders' equity at the beginning of the year)	9.4%	7.4%	30%	9.9%	1.77%
Working capital (current assets / current liabilities) in thousands of Pesos	40,895	35,556	37,176	40,764	35,668
EBITDA margin	31%	24%	24%	32%	16%

Income/(Loss) Summary ....

	Fiscal Year ended as of December 31, (Pesos in thousands)			Six-month Period ended as of June 30, (Pesos in thousands)	
	2003	2004	2005	2005	2006
Sales	91,341	67,801	179,006	66,490	63,516
Operating income (loss)	20,869	10,480	44,215	18,504	5,308
Income (loss) after financial income/(loss)	16,040	9,510	44,357	16,288	3,515
Net income (loss)	**10,846**	**7,932**	**32,021**	**10,553**	**1,954**

Balance Sheet Summary ....

	Fiscal Year ended as of December 31, (Pesos in thousands)			Six-month Period ended as of June 30, (Pesos in thousands)	
	2003	2004	2005	2005	2006
Total assets	142,128	140,267	202,292	165,764	169,320
Total liabilities	34,806	31,418	77,140	48,343	85,839
Total contributions from shareholders and owners, breaking down capital stock and non-capitalized contributions	0	0	0	0	0
Total reserves	26,684	23,175	19,335	5,785	6,263
Total unallocated income	57,441	60,373	32,021	70,926	2,366
Total shareholders' equity	**107,156**	**106,578**	**121,356**	**101,911**	**83,481**

CAPITALIZATION AND INDEBTEDNESS

Capitalization and Indebtedness of the Company as of December 31, 2005...

	December 31, 2005 (Pesos in thousands)
Net worth:	
Registered capital	70,000
Capital account adjustments	0
Voluntary reserve	1,343
Reserve for reassessment of fixed assets	14,682
Unallocated income for the fiscal year	32,021
Legal reserve	3,310
Total net worth:	**121,356**

	December 31, 2005 (Pesos in thousands)
Short term debt:	
Short term loans	21,050
Total short term debt:	21,050
Long term debt:	
Long term loans	0
Total long term debt:	0
Total indebtedness:	**21,050**
TOTAL CAPITALIZATION	**100,306**

Capitalization and Indebtedness of the Company as of June 30, 2006 ....

	June 30, 2006 (Pesos in thousands)
Net worth:	
Registered capital	70,000
Temporary exchange differences	4,852
Voluntary reserve	1,352
Reserve for reassessment of fixed assets	0
Unallocated income for the fiscal year	2,366
Legal reserve	4,911
Total net worth:	**83,491**

	June 30, 2006 (Pesos in thousands)
Short term debt:	
Short term loans	12,354
Total short term debt:	12,354
Long term debt:	
Long term loans	0
Total long term debt:	0
Total indebtedness:	**12,354**
TOTAL CAPITALIZATION	**71,137**

KARINA M
TRADU
IDIO
MAT. T° XIII F
INSCRIP. C.

ELA GONSÉ
PUBLICA
GLES
CAP. FEDERAL
B.A. N° 4597

REASONS FOR THE OFFERING AND USE OF PROCEEDS

We estimate that the minimum proceeds derived from the public offering of the New Shares will be approximately between Ps. 119.1 million and Ps. 132.6 million, from which the underwriting commissions and other expenses payable by us should be deducted.

We intend to use the proceeds derived from the subscription of the New Shares, together with the use of the available credit lines, to finance new investment projects, which form part of our business expansion plan in the segment of offshore oil and gas exploitation projects, lead by the largest oil companies of the world and new investment opportunities related to our main business.

New Investment Projects

The majority of the new investment projects belong to our business expansion plan in one of the market segments which demands solutions with a high technological content: anticorrosion protection systems and thermal insulation for submarine plants (offshore oil and gas pipelines).

Mexico, the Gulf of Mexico, the Venezuelan Caribbean region and the western coast of Africa, lead by Nigeria and Angola, are among the most active regions which have large proven and probable hydrocarbon reserves, but do not yet have a developed industry able to provide sufficient coating to supply their needs.

Therefore, we have decided to apply the proceeds derived from the Offering, together with the use of the available credit lines, to: (i) purchase similar business already installed in such regions in order to manage these businesses in a more efficient way, and (ii) implement new industrial operations to manufacture coatings (including, without limitation, design engineering, construction and/or supply of equipment and technology, construction and assembling of infrastructure).

Below, we detail the investment amounts for each said regions:

America

Mexico (continental area): installation of a new plant for application of external anticorrosion coatings and coatings that enhance the gas transportation flow through large gas pipelines to satisfy the current and future development infrastructure needs in relation to the gas transport in Mexico. We estimate to invest US$10.5 million in this project.

Gulf of Mexico (Mexican jurisdictional sea): installation of a new plant for application of reinforced concrete coatings to satisfy the increasing demand of coated pipes of the Mexican market, the American market and other worldwide regions which can be supplied from this location. We estimate to invest US$3.0 million in this project.

Gulf of Mexico (U.S. jurisdictional sea): installation of a new plant for application of polypropylene thermal insulation for offshore facilities, intended to satisfy the demand of coated pipes of the U.S. market and other worldwide regions which can be supplied from this location. We estimate to invest US$8.0 million in this project; 50% of said investment will be made by a U.S. partner.

Venezuela: installation of a new coating plant for offshore projects. This new plant will be a new Marine Base operation that will supply this type of products to the projects which are currently under the initial development phase in the Caribbean region and to other projects that can be supplied from said location. We estimate to invest US$14 million in this project (100%). The transaction will be made through our capital contribution in Soco-Ven S.A., that will use such contribution to fund Atlántida Socotherm in connection with this project.

West Africa

At present, Socotherm Group carries out its operations in West Africa through two companies: (i) Socotherm West Africa Ltda. ("Socotherm West Africa"), partner of Socotherm Nigeria Limited ("Socotherm Nigeria"); and (ii) Socotherm Angola Lda. ("Socotherm Angola").

On August 8, 2006, we entered into a stock purchase agreement with Socotherm to acquire Socotherm's interest in: (i) Socotherm West Africa; and (ii) Socotherm Angola (the "Stock Purchase Agreement"). Pursuant to the terms and conditions of said negotiation, the completion of the transaction is subject to the outcome of the subscription of the New Shares. Furthermore, in compliance with the provisions of section 73 of Decree No.

677/2001, on July 26, 2006; our Audit Committee approved the terms and conditions of the Stock Purchase Agreement, setting forth that such terms and conditions are consistent with the customary market conditions; copies of our Audit Committee minutes can be found as Exhibit A.I to this Offering Memorandum. On August 18, 2006, we requested authorization from the Central Bank of the Argentine Republic (the "Argentine Central Bank") to access to the "*Mercado Único y Libre de Cambios*" set forth in Communication "A-3971", in order to purchase the U.S. Dollars necessary to pay the price of the Stock Purchase Agreement. If the Argentine Central Bank denies such authorization, we will use any of the alternative mechanisms authorized by the exchange rules in force to pay the Stock Purchase Agreement price. ....

In accordance with the foregoing, we will use a part of the proceeds derived from the public offering to acquire Socotherm's interests in (i) (49%) Socotherm Angola; and (ii) (51%) Socotherm West Africa, plus the obligation to purchase from Simest S.p.A. the 9% interest in Socotherm West Africa in 2010. Such purchase obligation will be made at a value equal to US$900,000 or the equity value, whichever is higher. Therefore, as from such date, our interest in Socotherm West Africa will be 60% and the remaining 40% will remain under the control of Orlean Invest Holding S.A. ....

We resolved to acquire the shares of Socotherm West Africa and Socotherm Angola in the light of promising prospects of such region. Currently, the largest oil companies are developing projects in such area, in some cases together with the local governments, with investments for more than US$50 billion. ....

This region, where the largest hydrocarbon reserves are located in offshore basins, needs strong investments in oil and gas transport and distribution infrastructure. Analysts anticipate that the African continent will be one of the most important hydrocarbon production regions of the world; in accordance with the projections, African oil production in 2020 will amount to 6 million barrels per day, i.e. 6% of the global supply. ....

Nigeria..

Socotherm Nigeria commenced operations in 2002 through the opening of a high-tech plant in Puerto de Onne engaged in the application of coatings on steel pipelines. Since then, it has been awarded significant agreements related to the largest development projects in onshore and offshore Nigerian oil fields. ....

At present, Socotherm Nigeria, is the only company which has an industrial plant with the above mentioned characteristics engaged in the application of coatings for the Nigerian energy industry and, therefore, has an outstanding position in said market with high local requirements in the development of hydrocarbon projects. .....

The most significant projects for 2006 includes the "AKPO" Project; the agreement was entered into between Socotherm Nigeria and Saipem S.p.A. and amounts to approximately US$25 million. ....

Nowadays, Socotherm holds a 51% interest in Socotherm West Africa, while the remaining shares are held by Orlean Invest Holding S.A. (40%) and Simest S.p.A. (9%). The later was created to promote the development of Italian companies abroad and is controlled by the Italian government and includes private shareholders (banks and companies). ....

Socotherm West Africa holds a 40% interest in Socotherm Nigeria and exercises the control thereof through a syndication agreement with one of its Nigerian shareholders which holds a 20% interest in such company. The remaining shares are held by two other independent Nigerian shareholders. ....


Simest S.p.A.
[redacted]
Orlean Invest Holding S.A.
9%
51%
40%
[redacted]
Private Shareholder
Private Shareholder
Private Shareholder
40%
20%
20%
20%
[redacted]

Angola

In the light of the short-term interesting prospectives offered by the energy development plans of the Angolan government and the strong demand of high-tech solutions developed by us, Socotherm Group has decided to build a new coating plant in Luanda port, Angola. The construction of this plant is in a significantly advanced stage and it will be opened, during 2006, with the immediate execution of an *offshore* project called "Saxi Batuque". In this regard, on June 2, 2006, Exxon Exploration Angola (Block 15) and Socotherm Angola, entered into an agreement which amounts to approximately US$17.4 million.

Socotherm has a 49% interest in Socotherm Angola while 5% of the shares are held by an Angolan shareholder and the remaining interest is held by Orlean Invest Angola Ltda. (46%).


Private Shareholder
Orlean Invest Angola Ltda.
5%
49%
46%

Socotherm Group operations in Angola and Nigeria have been, and continue to be, technically and financially supported by us, and therefore we are Socotherm Group's operating company in West Africa. As a result, we have decided to acquire Socotherm's interest in Socotherm Angola and Socotherm West Africa.

Therefore, upon the execution of the stock purchase agreement, we will control all the operations of Socotherm Group in West Africa; this region concentrates the greatest resources and experience in this market segment within Socotherm Group. We will invest US$21 million in relation to the purchase of Socotherm's interest in Socotherm West Africa and Socotherm Angola. We will further invest approximately U$S4 million to complete the investment plan projected for Socotherm Angola.

RISK FACTORS

Investing in our Shares involves a certain degree of risk. You should carefully consider the risks described below with all of the other information included in the Offering Memorandum before deciding to invest in our Shares. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our Shares could decline and you could lose part or all of your investment

Risks Relating to Argentina

Argentina's current growth and stabilization may not be sustainable

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past four years, uncertainty remains as to whether the current growth and relative stability will be sustainable in the medium-term. The Argentine economy has reduced its external and internal vulnerability as a result of the repayment of its debt with the International Monetary Fund ("IMF") and the maintenance of reasonable fiscal surplus; however, the lack of significant investments, particularly in the industrial productive sector, generates uncertainty as regards the maintenance of the current growth levels of the economy. These factors, together with other macroeconomic factors, show that the Argentine economy remains fragile.

The following are some aspects which you should take into account in relation to any potential investment:

- although unemployment rates have decreased, they are still very far from the acceptable values in a consolidated economy;
- the availability of long-term fixed rate credit is scarce;
- investment as a percentage of GDP remains low;
- the current fiscal surplus could not be maintained in the same levels;
- despite the relative success of the price maintenance agreements with some sensitive sectors of the economy, inflation continues to rise and threatens to accelerate;
- the energy sector regulatory framework continues to be uncertain;
- the country's public debt remains high and international financing is limited; and
- recovery has depended to some extent on:
  - high commodity prices which are volatile and outside the control of the country; and
  - the excess in installed capacity which, however, has reduced considerably, as a result of the outstanding domestic consumption increase.

There can be no assurance that our operations will not be affected in the event that one or more of the above detailed reasons affect the current Argentine economic conditions.

Inflation may rise again, causing adverse effects on the Argentine economy generally

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002, before substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices almost doubling to 6.1% during 2004 and increasing to 12.3% in 2005. Furthermore, as of August 2006, consumer prices increased 6.1% during the year.

In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions conducive to growth. A return to a high inflation environment could undermine Argentina's foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment, and this could affect our business volume.

Argentina's ability to obtain financing from international markets is limited which may affect its ability to implement reforms and promote economic growth

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes ("ICSID"), alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this Offering Memorandum, the ICSID has ordered Argentina to pay: (i) to CMS Gas Transmission Company (shareholder of Transportadora de Gas del Norte) ("CMS") approximately US$133.2 million as damages due to the lack of a "fair and equitable treatment" and the non-compliance with "the commitments assumed in connection with the investments". Argentina has requested the annulment of such decision, alleging, among other things, the incompetence of the ICSID court to hear the case, since CMS is a minority shareholder (in accordance with the Argentine position, the competence of the ICSID is reserved only for majority shareholders); and (ii) to Azurix Corp., an amount of approximately US$165.2 million as indemnity for the damages suffered when the provincial government terminated its agreement. In this later case, the award is dated July 14, 2006, and, currently, Argentina is evaluating the strategy to be followed to defend its interests. The *ad hoc* Commission in charge of the resolution of the annulment submitted in the CMS arbitration was formed on April 18, 2006. We cannot anticipate the manner in which this case will be solved nor if Argentina shall request the annulment of Azurix Corp. award, and if so, no assurances can be given that the same will be resolved in favor of Argentina.

On January 3, 2006, the Argentine government cancelled its aggregate outstanding debt with the IMF. However, the Argentine default, and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country's economy and, consequently, our business.

Significant devaluation of the Peso against the U.S. Dollar may adversely affect the Argentine economy as well as our financial performance

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals' financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the Argentine government's ability to honor its foreign debt obligations.

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur. Moreover, it would likely result in a decline in the value of our Shares.

Significant appreciation of the Peso against the U.S. Dollar may adversely affect the Argentine economy

A substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. In the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector's revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Argentine government measures to preempt or respond to social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina's ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment

continue. Future Argentine government policies to prevent, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. ....

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit ....

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Argentine Central Bank's prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the Argentine government issued a decree in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. ....

The Argentine economy could be adversely affected by economic developments in other global markets..............

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors' perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. ....

In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy. ....

Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and the financial system and therefore our business. ....

Risks Related to the Pipeline Coating Industry ....

Risks related to the steel pipe industry..

Since the products that we manufacture are almost exclusively targeted to the coating of steel pipelines, the risks related to such industry could be proportionally translated into our business. ....

Sales and revenues may fall as a result of significant downturns in the international price of oil.........................

The oil and gas industry is the largest consumer of steel pipes. The levels of activity of the steel pipe industry are very dependent upon the price levels of oil and gas. The sales volume of steel pipes and, therefore, behavior of the demand of these coatings are dependent upon the oil companies' investments and these companies plan their field exploration and production investments based on the price levels of these commodities. ....

Depending on the oil and gas price levels, oil companies decide whether to carry out a higher or lower number of projects, depending on their profitability, thus affecting the demand of steel pipes and coatings. ....

We cannot assure that the oil and gas price levels will remain high enough to generate the necessary incentives for the oil companies to invest in a large number of projects..

Argentina, Brazil and Mexico are removing tariff barriers to the import of products; this situation is generating more competition with imported products in such countries and might affect our sales and revenues...................

Some countries like Argentina, Brazil and Mexico are members of trading blocs such as MERCOSUR, in the case of Argentina and Brazil, and NAFTA, in the case of Mexico. Moreover, Argentina and Mexico are party to bilateral and multilateral trade agreements which eliminate tariff barriers to the import of foreign products. ....

Therefore, a larger competence between our products and similar products coming from abroad might affect our share in the domestic markets.......

While trade liberalization may also provide us with greater access to foreign markets, potential increases in sales of steel pipes and coatings to those foreign markets may not offset any loss in domestic sales arising from increased import competition. ....

Adverse economic conditions in the countries where we operate or sell our products, now or in the future, may decrease our sales and revenues ....

International companies are exposed to economic, social and political conditions in the countries where they operate or sell their products. The oil activity is located in regions and/or countries with different stages of economic, social and political development.......

Therefore, we are exposed to external risks, such as fluctuations in foreign currency exchange rates, inflation, interest rates and social and political instability of the countries in which we operate, which might affect our sales volume and results of operations.......

The sales of welded coated steel pipes may be affected by the postponement of specific projects ....

The sales of coating for welded steel pipes depend on the execution of oil and/or gas infrastructure transportation projects and on our ability to secure coating contracts for such projects, whether through the tube manufacturer or directly.......

Furthermore, the execution of said projects depends on the energy infrastructure development projects of the countries or on the investment plans of the oil and gas transportation companies which are privately operated in many countries.......

Since said projects are very sensitive to oil and gas price, interest rates, tariffs, inflation and other political and economic matters, the sales of steel pipes and coatings might be affected in the absence of this kind of projects. ..

Changes in, or the result of, Tenaris business strategy as regards the sale of coated pipes, might affect our sales and revenues ....

We channel a high percentage of our sales through the commercial sale of steel pipes including any type of coating. Changes in, or the result of, Tenaris business strategy might affect the sale of coated pipes thus affecting the coating sales volume and our revenues. ....

An eventual deterioration of the relationship with Tenaris or other large customers might negatively affect our business ....

Tenaris is the largest manufacturer of steel pipes in the region and, since we channel an important part of our business through the coating of Tenaris pipes, any deterioration of the commercial relationship with such company or any other large customer would have a negative impact on our business. ....

The fluctuation in the cost of raw materials may hurt our profitability. ....

The manufacture of coatings requires substantial amounts of raw materials from domestic and foreign suppliers.

The behavior of the prices of these raw materials depends on factors beyond our control and it is possible that the higher costs related to the increase in the price of raw materials could not be completely passed-trough to our clients, therefore affecting our profitability. ....

The risks related to the price of the raw materials might adversely affect our revenues ....

The high oil prices, derived from the rise registered during the year pose a significant risk for the expansion of the global economy, and are not expected to decrease in the short term as in previous situations, which were linked to a supply decrease. The main reasons for the current high oil price are based in the demand pressure, mainly from China, India and the United States, together with supply and refining problems. ....

Although this future scenario foresees a sustained growth horizon for our activities, it also creates uncertainty as regards the prices of the raw materials used. The basic components of raw materials derive from oil and, therefore, are affected by the risks associated to the price increases and the lack of oil supply and also the risks

inherent to the manufacturer's production capacity. Each of these factors, or any combination thereof, might adversely affect our margins and our activities. ....

The lack or interruption of the electricity supply would adversely affect the industry activities and therefore, our activities..........

There is a possible risk associated with the installed capacity for the supply of electricity derived from the absence of investments during the last years resulting from the Argentine crisis. The Argentine government decided to freeze the electricity price for residential use thus generating an exaggerated increase in consumption over the industrial sector levels. ....

The measures adopted by the Argentine government to face a possible electricity crisis include two new combined cycle generation plants to be constructed with the funds owed to generation companies and funds contributed by the Argentine Treasury. The dates scheduled for the installation and start-up of the new plants do not secure that, in the event of low contributions from the hydraulic plants, there would be no restrictions in the supply. ....

In this context, we have entered into agreements with the generation companies, which secure the supply provided that the current conditions are not modified. As regards prices, although the industrial demand is paying for the generation costs, new increases are expected to occur as a result of the variation of the gas price and certain external factors derived from the lack of gas..........

The foregoing situation might also affect our customers (pipe manufacturers) and, therefore, the demand of pipe coating. ....

Our operations might be affected by the existence of fines or sanctions derived from the non-compliance with the environmental laws in force ....

Our Board of Directors is aware of the social, legal and economic importance of the adequate management of the potential impact that our activities may have in the environment in which we operate. ....

The manufacturing process for the application of coating uses only inert raw materials (polyethylene, polypropylene and epoxy resins) and their waste is not considered hazardous waste. The eventual contaminant elements generated during the manufacturing process are related to water used during the cooling cycle which may drag lubricant oils, grease or mud containing them. These liquid waste and mud are removed from the deposits and periodically delivered to the companies authorized to dispose of this kind of residues for their controlled processing and elimination. The trims and residues of polyethylene and polypropylene are delivered to third parties for recycling into raw materials used in the manufacture of products with lower quality requirements than the ones applicable to the coating process. ....

We have not received any fine or sanction, and we are not party to any administrative or judicial proceeding in relation to the violation of environmental laws. We have received some claims from the neighbors of the Escobar and Valentín Alsina plants, generally related to night noises and certain air pollution issues; said claims had been timely managed. We cannot foresee the non existence of any environmental claim in the future, notwithstanding the fact that all our plants comply with the levels authorized by the Regulatory Authority. ....

All our plants have submitted their respective environmental impact studies, which have been approved or are pending approval. All the potentially hazardous parameters (emissions of gas, particles, liquid effluents, sewage effluents, etc.) are controlled in accordance with the frequency set forth in our policies and in the applicable rules. These surveys, carried out by qualified third parties, are adequately registered and filed with the relevant authorities in accordance with the applicable rules. ....

The environmental rules imposed by the customers sometimes exceed the rules set forth in the applicable laws and in our internal proceedings. Therefore, such proceedings are amended and enhanced in order to match the growing requirements regarding the environmental impact. ....

Notwithstanding the foregoing, the eventual filing of any claim against us could negatively affect our results. Furthermore, the insurance policies underwritten by us could be insufficient to cover this type of damages. ....

Risks Relating to our Business ....

If we do not successfully implement our business strategy, our ability to grow and our competitive position may suffer. ....

We plan to continue with our expansion and new business development plans. The building of a new Marine Base in Brazil has finished and we plan to build new facilities in Mexico, the Gulf of Mexico and the Venezuelan Caribbean region. Furthermore, we plan to buy Socotherm's interest in Angola and Nigeria and to continue with the investment plan in force in Angola. ....

The management of these new operations and the implementation of the business strategy may not be successful or, even if we successfully implement it, it may not yield the expected results. ....

Our recent and future investments and our strategic alliances might affect our revenues ....

It is possible that our business plans and the new operations in other countries do not achieve the goals set forth or may be affected by events beyond our control, in which case the results of our operations might be affected. ...

We will continue to actively consider new investments and new business development projects whose assessments regarding profitability, growth perspectives and other issues might be inaccurate or might be affected by events beyond our control, thus affecting the general results of our operations. ....

Our results of operations and financial condition could be adversely affected by movements in exchange rates or by the exchange rules. ....

Our subsidiaries revenues are primarily U.S. dollar-denominated or include an adjustment clause which reflects the movements of the exchange rate. Similarly, a significant portion of their costs have a similar denomination or adjustment. ....

However, there is a portion of the costs denominated in the local currency of the markets in which we operate. As a result, movements in the exchange rate of the U.S. dollar against the local currency can impact on our results. ....

Furthermore, as regards such portion denominated in local currency, a decrease in the value of the exchange rate of the U.S. dollar against the local currency would increase the costs denominated in local currency thus affecting our competitiveness. ....

Our transactions with members of Socotherm Group are carried out on terms as favorable as could be obtained from unrelated and unaffiliated third parties, however, such situation might change in the future ....

A portion of our sales and purchases are made to and from other Socotherm Group companies and/or our affiliates. These transactions are primarily made in the ordinary course of business and we believe they are carried out on terms no less favorable than those we could obtain from unaffiliated third parties, in accordance with the applicable "Transfer Prices" laws. ....

We will continue to engage in related-party transactions in the future, in accordance with the prudent business person criterion, but we cannot assure, even in compliance with the laws in force, that these transactions would always be on terms as favorable as those we could obtain from unaffiliated third parties. ....

Risks Related to our Shares ....

Non-Argentine companies that own our Shares may not be able to exercise their rights as shareholders unless they are registered in Argentina ....

Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with the Public Registry of Commerce in order to exercise certain shareholder rights, including voting rights. If you own Shares and you are a non-Argentine company and you fail to register with the Public Registry of Commerce, your ability to exercise your rights as a holder of our Shares may be limited. ....

You may not be able to sell your Shares at the time or the price you desire because an active secondary or liquid market may not develop..........

Prior to this offering, there has not been a public market for our Shares in Argentina. We have requested authorization to list our Class B Shares in the Buenos Aires Stock Exchange but we cannot assure you as to the liquidity of any markets that may develop for our New Shares or the price at which they may be sold..........

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell our Shares at the price and time you desire..........

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in developed countries, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the world, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the world..........

The ten largest companies in terms of market capitalization represented approximately 81.6% of the aggregate market capitalization of the Buenos Aires Stock Exchange as of December 31, 2005. Accordingly, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Argentine Central Bank could have the effect of further impairing the liquidity of the Buenos Aires Stock Exchange by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina..........

Exchange controls and restrictions on transfers abroad and capital inflow restrictions might affect the negotiation of our Shares in the secondary market..........

Non-resident capital flows made through the Free and Sole Exchange Market in connection with the subscription of our New Shares are exempted from the 365-day term mandatory non-transferable and non-interest bearing U.S. Dollar-denominated deposit equivalent to 30% of the total currency inflow. However, in accordance with the rules in force, investors must maintain their investment in Argentina for a minimum term of 365 days and, upon the expiration of such term, they can only transfer abroad the amounts derived from the liquidation of or interests on the shares subject matter of the investment for up to an amount of US$500,000 per calendar month...

We cannot assure that the Argentine government will not adopt a more strict exchange policy in the future, affecting the negotiation of our New Shares in the secondary market. ....

Substantial sales of our Shares after this offering could cause the price of our Shares to decrease..........

After the public offering of the New Shares, the principal shareholders will continue to hold a large number of our shares. We, Socotherm, and Socotherm Services have agreed with the Underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our Shares or securities convertible into or exercisable or exchangeable for Shares during the 180-day period following the date of the Underwriting Agreement. After these lock-up agreements expire, the Shares will be eligible for sale in the secondary market. The market price of our Shares could drop significantly if the holders sell our Shares, in whole or in part, or the market perceives that they intend to sell them..........

Our shareholders may be subject to liability for certain votes of their Shares..........

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders' votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine Companies Law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders..........

Our controlling shareholder may be able to take actions that do not reflect the will of other shareholders. ....

As of the date hereof, Socotherm directly holds 95%, and indirectly holds the remaining 5%, of our outstanding Class A Shares entitled to five votes each. As a result, Socotherm is entitled, without the consent of the other shareholders, to elect a majority of the members of our Board of Directors, amend our by-laws, make or prevent

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a merger, asset sale or any other acquisition or disposition of companies, decide the issue of additional securities, enter into transactions with related parties and set forth the time and amount of dividends, if any........................

Therefore, the decisions of our controlling shareholder may conflict with the interests of the rest of our shareholders........................

The controlling shareholder may not approve our adhesion to the "Optional Statutory Regime of Compulsory Public Tender Offer"........................

Notwithstanding the commitment assumed by Mr. Zeno Soave, current Chairman of the Company and principal shareholder of Socotherm, in the letter sent to the Issuer dated as of October 25, 2006, by means of which Mr. Soave undertook to intend that Socotherm, in its capacity as principal shareholder of the Company, votes in favor of the adhesion to the "Optional Statutory Regime of Compulsory Public Tender Offer" set forth in section 24 and applicable sections of the Public Offer Transparency Decree No. 677/2001 and its regulatory rules, of the Argentine Republic (the "Regime of Compulsory Public Tender Offer") in the shareholders' meeting called for such purpose within 90 days as of the issue date of the New Shares, we cannot assure that, at the time of such meeting, Socotherm shall vote in favor of the adhesion to the Regime of Compulsory Public Tender Offer..........

Our ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations........................

We will conduct a part of our operations through subsidiaries. Dividends and other intercompany transfers of funds from our subsidiaries are our primary source of funds to pay dividends and expenses. The ability of our subsidiaries to pay dividends or make other payments will depend on the profitability of their operations and their financial condition and could be restricted by applicable corporate and other laws and regulations, (including those imposing exchange controls or transfer restrictions), and other agreements and commitments of our subsidiaries. In addition, our ability to pay dividends to shareholders is subject to legal requirements and other restrictions applicable at any time........................

CORPORATE HISTORY AND DEVELOPMENT

Introduction

We are a corporation incorporated on October 3, 1989 as a *sociedad anónima* under the Argentine Companies Law for a 99-period as from the registration with the Public Registry of Commerce of Neuquén on November 17, 1989, under No. 233, F° 1027/1035, Volume VII. Subsequently, on December 5, 1994, after a bylaws amendment which, among other things, changed our domicile to the city of Buenos Aires, we were registered with the Public Registry of Commerce of the City of Buenos Aires (*Inspección General de Justicia*) under No. 12585, Book 116, Volume "A" of *Sociedades Anónimas*.

Our corporate headquarters are located at 25 de Mayo 565, 4º floor, City of Buenos Aires, Argentina. Our administrative offices are located at Ruta 9 km 52,3 C.P. 1625 –Escobar – Buenos Aires. TE +54 3488-493332 Fax +54 3488-493592 e-mail infoinversores@socotherm.com.ar www.socotherm.com.ar

Origins

In 1989 we were founded by Argentine businessmen who operated in low-technology coating through Revestimientos Industriales del Litoral S.A., and joined the Socotherm Group (indistinctly, the "Group" or "Socotherm Group".

The Soave family Group started its industrial activities in Vicenza (Italy) as Soave Group in the year 1859, and was a pioneer in the manufacturing of asphalt and paving. With the fourth generation, the original activity of the Group extended to the energy field at the beginning of the seventies.

The Argentine Group contributed its knowledge of business practices in the local market and client needs in the field of pipe coating and related technologies. The Group, through Socotherm, its company founded in 1973, contributed its state-of-the-art equipment and advanced technology, as well as its international experience in those areas of the business.

First Plant in Valentín Alsina

The beginning of our activities in Argentina became a fact in 1990 through the establishment of an external anticorrosion coating manufacturing plant in Valentín Alsina, Province of Buenos Aires, within the manufacturing facilities of Tenaris SIAT, which is devoted to the production of large diameter welded steel pipelines used in the transportation of natural gas and oil.

The establishment of that plant enabled the development of advanced technology in our country for the anticorrosive protection of steel pipelines, dramatically displacing other existing techniques and products of lower quality and service, and incompatible with the growing concern for the protection of the environment.

Favorable Conditions for Development

As from the 90s, a noticeable change was produced in Argentina as regards private company participation in the energy sector, including the privatization process of the company Gas del Estado.

As a result, from the beginning of the 90s, natural gas slowly started gaining relevance supplying the energy needs of Argentina, especially since the privatization of the transport and distribution of that fuel, which occurred in 1992. According to the figures of the Secretary of Energy, between 1992 and 2003 the production of natural gas increased from around twenty-five billion cubic meters to almost forty-six billion cubic meters, which meant a rise of about 84%.

As a consequence of that process, our activity had an exceptional growth, due to the increase in the demand of large diameter coated steel pipelines, exclusively produced by Tenaris SIAT.

Together with the construction of new gas pipelines by the new operators of the natural gas transport (Transportadora de Gas del Norte S.A. –TGN- and Transportadora de Gas del Sur S.A.-TGS-), another process of regionalization and privatization of distribution systems began, which originated a new increase in the demand of pipelines coated with highly reliable coating systems, such as those developed by our Company.

Escobar Plant

The oil activity in Argentina was boosted in the 90s, together with the reorganization and later privatization of Yacimientos Petrolíferos Fiscales S.A. ("Y.P.F.") and the access of new private operators.

These circumstances originated a rise in the levels of domestic demand of pipeline coating, with Tenaris Siderca as the only national producer of seamless steel pipes.

This rise in the coated pipeline demand, together with the total acceptance of our products, prompted our decision to install a new industrial plant in Escobar, Province of Buenos Aires, with the objective of coating the pipelines produced by Siderca for the local market, and of satisfying the demand created by the great expansion of our business in the international market.

In 1992 and 1993, we bought plots that belonged to the firm Hughes Tool Company Ltd; these included a plant that produced high performance internal anticorrosion coatings, operated under Tuboscope license. Thus, besides establishing a new external anticorrosion coating plant, we added a new technology, which later enabled the development of an important line of business. At present, it is the only plant in the world, besides Tuboscope's own plant, licensed to apply coatings with Tuboscope paints. It is also the only plant in the world that can make integrated coatings (internal Tuboscope plus external anticorrosion). It has thus become the most active plant among those which use Tuboscope paints.

With this, we consolidated our leadership as a steel pipe coating firm in the local market, absolutely surpassing other local firms that did not have those technological resources, the know-how and experience in the subject.

Our participation in steel pipeline export businesses with the support of Tenaris Siderca was a consequence of the strategic alliance formed with Tenaris, the increase of our installed capacity, our high level of technological development, the quality of our products, and our high operative efficiency.

Later on, other new technologies, such as a new plant of rigid expanded polyurethane-injected thermal insulation in 1996 and a line of application of internal anticorrosion powder coating for large diameter pipelines in 1997, started to be added to our facilities in Escobar. This strengthened even more our leading role in that industrial sector, which enabled us to cover virtually all the spectrum of coating needs of all the local pipe mills and the firms that participate in the local energy sector.

New Plant in Venezuela

In the year 1997, as part of our business expansion policy in the region of the Americas, Atlántida Socotherm (our partnership with a Venezuelan coating firm called Atlántida Internacional C.A.) opened in Venezuela, with the purpose of meeting the needs of Petróleos de Venezuela (today Petróleos de Venezuela S.A. or "PDVSA"), one of the main global producers of gas and oil.

This industrial plant started its business with contracts of coating application for the transport of the Orinoco Belt heavy crude projects, such as Petrozuata, Sincor, Hamaca and others of great relevance, operated by oil firms related to PDVSA (Chevron-Texaco, Conoco-Phillips, etc.).

Bolivia-Brazil Gas Pipeline Project

At the beginning of the year 1997, the construction of a new coating plant in the city of San Nicolás, Province of Buenos Aires, was decided as a result of a coating application contract awarded to us by the CONMAR consortium, related to the construction of the Bolivia-Brazil gas pipeline, the most important gas pipeline built in the region.

The CONMAR consortium was formed by the firms Tenaris Confab and Marubeni Corporation, with the purpose of providing about 3,250 km of steel pipelines, which would be installed connecting the cities of Santa Cruz de la Sierra (Bolivia), Sao Pablo and Porto Alegre (Brazil).

Our contract consisted in the application of an external tri-layer extruded polyethylene coating and an internal flow-enhancing epoxy coating over about 700 km of a 32-inch diameter steel pipeline, of Japanese and American manufacture.

The whole of the Bolivian section of the gas pipeline and a small part of the Brazilian section were covered by these pipelines. The rest of the gas pipeline was built with pipelines produced in Brazil by the firm Tenaris Confab, externally coated with two different coatings, fusion bonded epoxy (FBE) and coaltar enamel (a

virtually obsolete product in the developed countries but widely used in Brazil). It is important to mention that the performance of both coating technologies was carefully studied by Petrobras; the results of such study were highly favorable for the coating we applied in Argentina. ....

The strategic importance of this project consisted in being the first project to be carried out with pipes manufactured by international producers with management contribution for its own logistics. Besides being the first international contract, it was the biggest contract in our history and generated the introduction of the polyethylene technology in the Petrobras' projects. This made our products qualify for their use by said firm......

Socotherm Brasil (formerly Soco-Ril do Brasil) ....

Petrobras' need to replace old coating technologies with state-of-the-art products like those we produce, together with our steady will to expand our activities in South America, were determining factors in establishing our new company with Tenaris Confab. ....

Thus, Soco-Ril do Brasil S.A. commenced operations in 1999 with the installation of a new plant in Pindamonhangaba (Sao Pablo State), where the equipment of the San Nicolás plant –which operated until the end of 1998– was moved, next to the steel pipe manufacturing plant of Tenaris Confab. Nowadays called Socotherm Brasil S.A., it is a leading firm in the Brazilian coating market, and participates in the most significant energy projects in Brazil and the region. ....

New Coating Plant in Campana ....

The great volume of coatings of Tenaris Siderca pipelines in our plant of Escobar for the local Argentine market and the increase in the export volume of these products to different world regions, originated the need to improve the efficiency of those operations through the establishment of a new external coating plant within the Siderca industrial facilities in Campana. Thus, a higher logistic efficiency was achieved because of the close location to the main pipe mill on the one hand, and to the port on the other. ....

In the middle of the year 1999, the installation of a line for the application of external anticorrosion coating and thermal insulation was finished; this was an advanced technology line with high production capability for offshore projects, with which we nowadays supply the needs of the Tenaris Siderca plant, whose products are sold in Argentina and in the main pipeline consuming centers in the world. This last installation was conceived to efficiently meet the needs of these markets, where quality and demand of high technological products are primary conditions in the business management. ....

Roncador Project ....

The Roncador field, located in the sedimentary basin of the Campos Bay in Brazil, is still the deepest offshore development built in the world. Its wells are located about 2,000-meter deeps, posing a huge challenge for the technology suppliers and for Petrobras. ....

The close relationships developed with Petrobras, together with our capacity to develop new technological solutions, enabled us to achieve, during 1999, the design of an innovating thermal insulation system based on solid polypropylene extrusion through a process we developed, which is called Multipass (R) system. ....

This development provided the offshore industry with a novel solution, whose services and features rank it as the most advanced thermal insulation system for offshore ducts in the industry. Nowadays, this thermal insulation system has been qualified by the leading oil companies in the world that operate in deep waters and it is being used in the main submarine projects in regions such as the west coast of Africa, the Gulf of Mexico, the North Sea, and Brazil. ....

Important offshore projects worldwide have adopted the Multipass technology, including: projects like Bonga (Shell) and Erha (Exxon-Mobil) in Nigeria, Lobito Tomboco (Chevron) and Greater Plutonio (British Petroleum) in Angola, and Roncador and PDET (Petrobras) in Brazil. ....

Our Company Today ....

We lead the regional coating market and participate in the most important projects worldwide. Thanks to our high degree of technification and our capacity to generate new solutions, together with Socotherm, we are nowadays considered the most technologically advanced coating firm in the world, and are the technological reference for the top engineering and offshore oil production firms all around the world. ....

We have recently been awarded important contracts and we plan to consolidate in the international markets through our participation in new projects; therefore, we have recently inaugurated a new Marine Base in Ponta Do Ubú, Brazil, and we have decided to control the coating operations in Angola and Nigeria, besides building new facilities in Mexico, the United States and Venezuela. ....

The following graphics reflect the evolution of our financial condition for the last three years: ....


18.6%
24.4%
25.0%
2003
2004
2005


160
140
120
100
80
60
40
20
0
107
107
121
11
8
32
2003
2004
2005
Shareholder's Equity
Net Income/(loss)


400
350
300
250
200
150
100
50
0
202
143
338
2003
2004
2005
Sales


100
80
60
40
20
0
6
38
17
35
42
84
2003
2004
2005
Financial Debt
EBITDA

Source: Company's Consolidated Financial Statements

DESCRIPTION OF CORPORATE BUSINESS

Introduction

We are a global provider of coatings for steel pipes, mainly used for gas and oil transport and distribution projects, participating in the (internal and external) anticorrosion coating, thermal insulation, and reinforced concrete markets. We also provide technical assistance for our clients in the field of their projects.

Our production capacity and the technological level of our plants rank us as the coating firm with the largest share of the Latin American market, with a significant presence in the international market and as the top world developer of high technological solutions for offshore installations in the coating segment.

As part of the Italian group Socotherm, we are responsible for developing and managing businesses in the area of the Americas and plan to manage the business in the west coast of Africa. We also produce and export coatings to more than 40 countries.

Our plants are strategically located, which, among other factors, has been essential in achieving a rapid growth and a strong competitive position in the markets we supply. The Valentín Alsina and Campana plants are located within the productive facilities of two top steel pipeline producers, Tenaris SIAT and Tenaris Siderca respectively.

The Escobar plant has one of the most important infrastructures and advanced technologies, for coating application worldwide. Through our subsidiaries Socotherm Brasil (Brazil) and Atlántida Socotherm (Venezuela), we also supplement the supply needs of the regional market and have an active share in other markets through the export of steel pipes, produced by the firm Tenaris Confab, the firm V & M do Brasil S.A. (part of the V & M Group) and Japanese pipeline producers (Nipon Steel Trading Co., Ltd., Kawasaki Steel Inc., Sumitomo Metal Industries Ltd and Nippon Kokan Kabushiki-gaisha (NKK).

We have mobile plants for the application of reinforced concrete coatings, which enables strengthening our competitive advantages and getting access to diverse projects in different areas of the region.

Our strategic alliance with Tenaris has been and is one of the main drivers for our growth and a feature that makes our leading role feasible in a wide business segment of pipeline anticorrosion coating and thermal insulation for the onshore and offshore installations in which we participate.

Besides, in the segment of high performance coating for offshore projects, we actively and directly participate in projects located in the main submarine sedimentary basins, such as those located in the west of Africa, the Gulf of Mexico, the North Sea, and Brazil, having the main oil operators and engineering companies in the world among our direct clients. The strategy adopted is based on the use of technologies for polypropylene application by means of the Multipass (R) system, therefore obtaining an outstanding share of this business segment.

In the last decade, we have successfully expanded our business through a series of investments and strategic alliances.

The production capacity of our plants enables us to effortlessly supply all the regional needs and the export needs of our steel pipe producing clients.

Business Areas

We are responsible for developing and managing the Socotherm Group business and investment projects in the area of the Americas, from where we produce and export coatings for diverse world regions, and we plan to start managing the business of the west coast of Africa. Besides, we support the activities of our parent Socotherm in the development and execution of strategically important projects whatever its geographical location.

The coating features, the plants technical capacities, their geographical location, the origin and destination of the steel pipe, the delivery term, the logistic factor, the local governmental requirements, and the project guidelines in relation to the features of the pipe laying operation are the factors that determine the allocation of diverse contracts to the coating plants within the Socotherm Group.

Competitive Strengths

We consider our main competitive strengths are:

- Our long experience in the field of coating application, gained not only through our industrial operations but also through the long standing of our parent Socotherm;
- The degree of technological development in our plants and the high level, knowledge and professionalism of our personnel;
- The installed production capacity and the technological diversity of our plants;
- Our capacity to generate high added value solutions, and advanced technology through strong research and development programs;
- Our strong business bonds with diversified clients worldwide, and with our suppliers;
- The cost competitiveness of our latest technology-equipped industrial plants, strategically located in centers with high demand for coating and/or in steel pipe manufacturing plants, with favorable access to raw material, energy, and workforce; and
- Our strong financial condition.

Business Strategy

Our business strategy, in line with Socotherm Group´s objectives and strategies, consists in expanding our operations and business at the international level, staying at the forefront of the market for deepwater coating through the constant search for new solutions, new materials, and new coating application technologies, and continuing consolidating in the application of high quality coating for the oil and gas industry and other sectors of the global industry.

These strategic guidelines are based on:

- The continuous modernization of our manufacturing units and the acquisition of new technologies;
- The strengthening of our relation with our clients and with Tenaris;
- The coordinated management of our regional operations to provide our clients with the best alternatives in commercial and technological terms, maximizing flexibility and operative synergies;
- The acquisition of new added value products and services in order to offer our clients integral solutions, cost savings, and improvements in project management;
- The development –in conjunction with our clients- of products specially tailored to meet their specific needs; and
- The constant search for new strategic opportunities, businesses, and investment projects.

We are nowadays oriented, as part of our internationalization strategy, towards tracking and obtaining international contracts and/or bids that arise from large energy projects for the exploitation of hydrocarbon resources.

Lines of Business

At present we have three lines of business:

(i) *Thermal Insulation.* We have developed technologies for the application of diverse thermal insulation systems for onshore and offshore installations. Therefore we produce this kind of coating for its application on steel pipelines.

The products we sell at present are produced based on the use of polypropylene and/or polyurethane polymer compounds, whose use depends on the technical features of each project.

In general, these coating systems can be sold through provision contracts directly established with the end users (oil operators, engineering firms, gas transport and distribution companies and construction companies, etc.), or through the sale of integral packages of pipe provision and its coating by pipe manufacturers.

(ii) *Reinforced Concrete.* We apply this kind of coating on steel pipelines to be laid in submarine lines in order to neutralize their buoyancy and to avoid their collapse.

Therefore, we use mobile installations in the areas from where these pipes are sent for their launching, due to the high incidence of transport costs because of the coating heavy weight.

In general, this business implies the execution of important contracts and the mobilization of different types of resources to start up this kind of enterprise. These contracts are mainly executed with laying contractors, since the technical definition of the product arises from the engineering studies largely carried out by these companies.

(iii) *Anticorrosion Coatings.* In general, all the pipelines used in oil and gas installations require some kind of anticorrosion coating. The main role of this kind of products is to protect the steel pipeline from internal or external corrosion.

These products are normally sold through the steel pipeline provider in small or medium-scale projects. In large projects it is possible to make specific contracts, which can include assembling new industrial installations in specific locations.

Products

We have the necessary technology for the application of a wide range of products that virtually cover all the spectrum of steel pipe protection needs.

The main fields of coating application are:

1) External anticorrosive protection of steel pipes for onshore and offshore installations.

- *Tri-layer Extruded Polyolefin Systems.* These are the most widespread systems and those which offer greater reliability in the world for the anticorrosive protection of buried or submerged steel pipelines. They are based on the use of polyethylene or polypropylene as an external mechanical protection barrier, applied on the surface of a steel pipe, previously shot blasted, heated, and protected with epoxy paint. The two materials are matched interposing an adhesive copolymer between the two, which guarantees the complete compatibility of the system.

- *Fusion Bonded Epoxy Systems.* These systems consist in the application, by means of the electrostatic method, of powder paint over the external surface of the steel pipeline, previously shot blasted and heated. These systems can be applied in successive layers of products compatible with one another, but with different physicochemical features.

2) Internal anticorrosive protection of steel pipes for onshore and offshore installations.

- *Fusion Bonded Epoxy and Liquid Epoxy Systems.* These systems are widely used in the oil activity and the industry in general for the protection of steel pipelines against the internal aggression of the fluids they transport. They consist in the application, by means of several industrial methods, of products with specific characteristics over the internal surface of steel pipelines, previously shot blasted and heated, or not, according to the specified coating system.

- *Tuboscope® Systems.* They are high performance internal coating systems designed for their specific use in oil production and transport installations or in the conduction of highly aggressive fluids in critical conditions of operation. We operate our plant in Escobar under the license of Tuboscope Veto International (now National Oilwell Varco) and we are the only firm that has obtained a license for the application of these products in the world.

3) Internal flow enhancers of steel pipes for the transport of natural gas.

This system is based on the application of a thin layer of liquid epoxy paint over the internal surface of steel pipelines, previously shot blasted, in order to reduce friction between the internal wall of the steel pipe and the transported fluid. It is widely used in large diameter gas pipelines, since its application significantly increases its transporting capability.

4) Internal protection against abrasion of steel pipes for installations for the transport of fluids with solids in suspension.

Its main function is to protect steel from premature wear and tear as a result of abrasion, produced by fluids with materials in suspension. It is widely used in the mining industry and in other industries that use fluids with these characteristics. It is based on the application over the internal wall of steel pipelines, previously shot blasted and heated, of special highly abrasion-resistant paints of diverse thickness, according to requested technical specifications.

5) Internal anticorrosive protection of steel pipes for installations of drinkable water transport.

Internal Protection System. It consists in the application of epoxy paint, fit for the transport of drinkable water, over the internal wall of steel pipes, previously shot blasted and bound for the construction of waterworks which transport that fluid directly to consumer centers.

6) External thermal insulation of steel pipelines for onshore installations.

Rigid Expanded Polyurethane System. This thermal insulation system is used to keep hydrocarbons′ temperature within pre-established limits and to avoid condensation of hydrates and paraffin, keeping the fluid's viscosity within previously defined operative values. It consists in the injection of polyurethane in the steel pipeline defined annulus space and a high density polyethylene protecting jacket, separated from the pipe by placing plastic centralizers. This system is fit for use in the transport of buried hydrocarbons and submerged installations at depths lower than 100 m.

7) External thermal insulation of steel pipes for offshore installations.

Thermal insulation systems for offshore hydrocarbon conductions, unlike those described above, must withstand more critical operation and installation conditions. These coating systems are widely used in the protection of submarine conduction lines, installed at great depths, which must guarantee their operation for very long periods.

Depending on the project features, operation conditions, installation and depths, different insulation systems are used. The most frequent systems used nowadays are those based on the use of urethane polymers, polypropylene or double steel pipeline systems with the "intra-annular" addition of insulating materials (PIP or Pipe in Pipe System).

- *Polypropylene Thermal Insulation Systems.* Nowadays these systems are the most accepted by the deepwater industry and we designed them through the development of the Multipass^R process. They consist in the application, by lateral extrusion processes, of polypropylene of high thickness over steel pipes, previously coated with a tri-layer anticorrosive system of the same material. The characteristics of the polypropylene compound are obtained in the plant by means of the addition of additives, expanding agents and/or glass micro-spheres, through the use of advanced technology nowadays available in our plants.

- *Polyurethane Thermal Insulation Systems.* These thermal insulation systems consist in the application, by a process of injection of solid polyurethane compounds with the additive of glass micro-spheres, over steel pipes previously epoxy-coated.

- *Pipe in Pipe Thermal Insulation Systems.* These systems consist in the application of insulation materials, contained in a steel structural jacket, over a conducting pipe. The function of this external jacket is to protect the insulation material from the hydrostatic pressure of deep waters.

8) Weight of steel pipelines for offshore installations.

Reinforced Concrete. This coating consists in the external application of concrete over the surface of steel pipes of variable thickness (25 mm to 150 mm), reinforced with galvanized steel meshes. This is used to neutralize the buoyancy of submarine pipelines. In high density concretes, materials of high specific gravity, such as the mineral iron, are added.

Services

We are firmly convinced that we supply our clients with added value services that enable them to save costs and make their operations efficient, letting them focus on their main activities. These services set us apart from our competitors, strengthening our relation with our clients worldwide, and are related to:

- The field application of welded joints coating.
- Welding of steel pipes for the provision of double joints.
- The coating of steel accessories and components.
- Coated pipeline real-scale tests (including fatigue, reeling, shearing, U-value).
- Coating rehabilitation and pipeline inspection.
- Assembly supervision.
- Anode installation service.
- Steel pipeline internal cleaning.

Application Processes

Tri-layer Extruded Polyolefin Coating

The process consists of the following stages:

1) Pre-treatment of pipe surface: before starting the coating process, whenever necessary, the pipeline undergoes an external cleaning process to remove any possible contaminant residing over the surface.

2) Cleaning: when entering the production line all the pipes first pass a pre-heating section to dry their surface forming a continuous train. They are later exposed to a double shot blasting process to obtain a surface with such degrees of cleanliness and rugosity to allow good coating adherence to the metal substrate.

3) Coating: when technical specifications so require, pipes receive a chemical treatment; otherwise, they are subjected to heating in induction furnaces, after which the fusion bonded epoxy is applied, followed by the application of a layer of copolymer adhesive and the layer of external polyolefin coating (polyethylene or polypropylene).

4) Pipe cooling: the coated pipe is cooled at the end of the process to enable its subsequent movement and storage.

5) Cut-backs: the coating on the ends of the pipe is removed (cut back) by means of a planer, at the distance required by technical specifications. This operation simplifies joint installations in the field during pipeline welding.

6) Quality control: specific tests are performed to control the quality of the end product, following a frequency pre-established by technical specifications.

Fusion Bonded Epoxy Coating (FBE)

The process consists in applying a layer of between 300μm – 400μm of fusion bonded epoxy paint over the external surface of the pipe, previously shot blasted and heated in induction furnaces, which electrostatically adheres to the steel surface and polymerizes as a result of the temperature. The pipe surface pre-treatment and cleaning processes coincide with the process of polyolefin application previously described. When specified, a chemical treatment is provided; otherwise, the pipe is subjected to a heating process in induction furnaces, after which the layer of fusion bonded epoxy is applied.

Internal Liquid or Fusion Bonded Epoxy Paint Coatings

The process consists in applying a layer of liquid or powder paint over the internal surface of a steel pipe forming a dry and shiny film. These coatings will provide anticorrosion protection and reduce the friction produced between the gas or oil that is being transported and the pipe wall. The process includes the following stages:

1) Pre-treatment of pipe surface: before starting the coating process, the pipeline undergoes a waste burning process to remove any possible contaminant residing over its internal surface.

2) Cleaning: when entering the production line all the pipes first pass a pre-heating section to dry their surface forming a continuous train. They are later exposed to a double shot blasting process to obtain a surface with such degrees of cleanliness and rugosity to allow good coating adherence to the metal substrate.

3) Internal Painting: first the pipe is coated with a thin layer of liquid primer and then, after an intermediate healing process in gas furnaces, successive layers of paint are applied, according to the characteristics of each coating. Some liquid paints are directly applied over the pipe surface with no need to use primers. Both operations are performed using a paint gun that at entering the pipe automatically starts the application cycle.

4) Quality controls: specific tests are performed to control the quality of the end product, following a frequency pre-established according to technical specifications.

Polypropylene Thermal Insulation Coating Systems

The process consists in coating the external surface of a previously shot blasted and preheated pipe, and follows these stages:

1) Coating: the application process of this type of coating is called Multipass[R] and we developed it to enable the application of insulating material of high thickness, solving the problem of the cooling of this mass.

Once a tri-layer anticorrosion polypropylene coating is applied on the pipe, successive layers of several polymer stratus with insulating features (PP solid, PP syntactic, or PP Foam) of about 10 mm thick are applied by means of the lateral extrusion method, until the total coating thickness required by technical specifications is achieved; a final layer of solid polypropylene is subsequently applied, as a mechanical protection for the system.

The characteristics of the insulating polymer compound can vary according to the thermodynamic characteristics of the specified coating system. Different layers of polypropylene with different characteristics can be applied to provide the system with specific properties.

2) Coating cooling: during the process of application of the different polymer layers, each of them is cooled in a cooling tunnel before the next layer is applied.

Polyurethane Thermal Insulation Coating Systems

The process consists in applying –over the external surface of the previously shot blasted and pre-heated pipe– an insulating layer of compound Polyurethane through the injection of liquid polyurethane inside a centralized metal or plastic mold (typically PEAD) over the surface of the steel pipe, previously coated with FBE. The characteristics of the insulating compound can vary according to the thermodynamic characteristics of the specified coating system.

The last two stages of the process (Cut-backs and Quality control) are identical to those described above under "*Tri-layer Extruded Polyolefin Coating*"

Reinforced Concrete Coating

The process consists in applying a layer of concrete reinforced with galvanized steel meshes over the external surface of a steel pipe previously coated with some kind of anticorrosive protection and follows these stages:

1) Coating: there are two concrete application systems, one consists in the projection of concrete over the surface of the steel pipe, and the other consists in the application of this material in extruded strips around the surface of the pipe.

In the first process, concrete is applied through a projection system using high speed devices that project the material intensely enough to adhere it to the anticorrosion coating of the pipe; parallel with the application of concrete over the surface of the pipe, a galvanized steel mesh is interposed inside the coating mass in order to provide the whole with structural resistance. The fact that the application is vigorous is the main compacting mechanism of the product, which is transported through conveyor belts to the outlet of the plant.

In the second process, concrete is applied shaping in the application head a semi-compacted material strip that is distributed uniformly over the surface of the pipe while the galvanized steel mesh is introduced as structural reinforcement. Subsequently, that reinforced concrete mass is compacted in specially designed belts, conveying the end product towards the outlet of the plant.

In both methods, a polyethylene tape is placed over the surface of the coating to avoid early evaporation of the water contained in the mixture of concrete during the forging and hardening of the material.

2) Cut-backs: once the coating is applied, and before it is stowed, part of the material on the ends of the pipe is cut back using highly powerful moving blades, which separate part of the material from the rest of the pipe so as to subsequently remove and shape the ends according to standards.

3) Quality controls: specific tests are carried out to control the quality of the end product, following a pre-established frequency according to technical specifications.

Standards and Technical Specifications

To be able to succeed in the global market of steel pipe coating, companies must have such technology that enables their end product to pass the strict controls that rule the sector. In this sense, we comply with absolutely all the standards mentioned below; these being the most widely used for coating application:

Tri-layer Extruded Polyolefin Coating Standards: DIN 30670 (Germany), NF 49-710/711 (France), CAN/CSA Z245.20 (Canada), SHELL DEP 31.40.30.31.GEN, GS COR 220/221.

Fusion Bonded Epoxy Coating Standards: DIN 30671 (Germany), AWWA C-213 (USA), CAN/CSA Z245.21 (Canada), SHELL DEP 31.40.30.32.GEN.

Liquid Paint Coating Standards: AWWA C-210 (USA), API RP 5L2

Independently from these standards, all the international oil and engineering companies involved in the use and installation of steel pipelines have their own coating specifications or prepare particular technical specifications for each project.

Those requirements, which must be strictly met by the coating applying firms, define the minimum production and quality standards as regards control of process, raw material quality, and finished product, tests types and frequencies, storage and transportation of coated pipes, etc

On the other hand, we have a highly reliable quality assurance system, created and approved according to ISO 9000 Standards and audited by DNV (Det Norske Veritas), for which we hold an excellent international reputation and recognition.

Suppliers

The main raw material suppliers for the steel pipe coating industry are petrochemical or chemical multinational companies, such as Basell, Hoechst, Borealis, Ipiranga, Novacor Chemical, Dupont, Dow Chemical, O'Brien, 3M, Solvay, ICI, Elf Atochem, National Oilwell Varco, etc.

All these companies, because of their importance and also for the quality of their products, offer a complete availability of materials and long term firm offers, constituting our alternative supply sources of raw material.

Industrial Plants

Argentina

We have three modern industrial facilities located in Valentín Alsina, Escobar and Campana, all in the Province of Buenos Aires.

All our industrial plants are equipped with lateral extrusion technology for polyolefin (polyethylene and polypropylene) application and electrostatic application systems for the external application of fusion bonded epoxy coating.

Valentín Alsina Plant ....

This plant is located within the manufacturing facilities of Tenaris SIAT. It has a nominal production capacity equivalent to 1,900 annual km of ducts and operates coating large diameter pipelines of up to 48 inches. It is mainly devoted to the application of anticorrosion coating for large gas pipelines, and it has participated in the protection of all the projects carried out in Argentina from its foundation up to the present. ....

Escobar Plant ....

These facilities house six running production lines of high capacity, as well as one of the most important centers of research, development and real-scale testing of coated steel pipelines in the world. ....

The facilities cover an area of approximately fifteen hectares, and house the line that applies external and thermal insulation coating for offshore projects, with an extrusion processing capacity of 13,000 tons of polyolefin a year in all kinds of external coatings. ....

It also includes two internal coating lines with capacity to coat more than 1,000 km of pipelines a year. One of them operates under the license of the firm Tuboscope and is specialized in the application of high performance internal coatings for oil production pipelines with a diameter of up to 16 inches. The other line can coat pipelines of up to 36 inches. ....

The forth running line in the facilities is for polyurethane-injected thermal insulation of gas and oil transportation pipelines and has an installed capacity of more than 350 km of pipelines a year. ....

In Escobar, we also produce reinforced concrete coatings in a mobile line which has an annual capacity to process 650 km of pipelines of up to 20 inches and the possibility of moving it to port locations or pipeline dispatching centers in large-size projects, so as to optimize the logistics of this kind of submarine works.............

A new pipeline internal shot blasting line has recently been put in operation to satisfy the new demands of offshore engineering projects. This line has a treatment capacity of about 1,200 km of pipelines a year................

Campana Plant ....

This plant is located within the Tenaris Siderca industrial facilities and comprises state-of-the-art equipment, of high production capacity and apt to apply thermal insulation and external anticorrosion coatings, filling the needs of the Tenaris Siderca plant, both in the local market and in its exports. The plant has an extrusion capacity equivalent to 800 kilometers of ducts a year in pipes with a diameter of up to 20 inches which, together with its vicinity to the port, the Tenaris Siderca steel tube production plant and the availability of a double joints (24 m pipes) welding installation, make it unique in the world. These factors rank this installation in a position difficult to match by other coating producers, located in other world regions. ....

KARINA M
TRADUC
IDIC
MAT. T° XIII
INSCRIP.

Plant location	Type of Coating	Diameter Range	Pipe maximum length	Production Capacity
Valentín Alsina External Coating Plant	Extruded Polyolefin Fusion Bonded Epoxy Polypropylene Thermal Insulation	4" to 48"	14.50 m	15,000 m²/day
Valentín Alsina Internal Coating Plant	Gas Flow Enhancer Liquid Paint	14" to 48"	14.50 m	450 pipes/day
Escobar External Coating Plant	Extruded Polyolefin Fusion Bonded Epoxy Polypropylene Thermal Insulation	2" to 20"	14.50 m	7,500 m²/day
Escobar Internal Coating Plant	Internal Coating Tuboscope	2" to 16"	14.50 m	200 pipes/day
Escobar Internal Coating Plant 2	Liquid Paint Powder Paint	1" to 36"	14.50 m	200 pipes/day
Escobar Thermal Insulation Plant	Expanded Polyurethane Syntactic Polyurethane	1" to 24"	13.00 m	80 to 200 pipes/day
Escobar Mobile Concrete Coating Plant	Reinforced Concrete	4" to 48"	15.00 m	150 to 340 pipes/day
Campana External Coating Plant	Extruded Polyolefin Fusion Bonded Epoxy Polypropylene Thermal Insulation	2" to 20"	24.00 m	7,500 m²/day

ONSE
A
DERAL
597

Brazil

Through Socotherm Brasil, we have two industrial facilities. One of them is located in Pindamonhangaba (Sao Pablo State) and comprises four lines for coating application (external anticorrosion and thermal insulation for offshore ducts, internal anticorrosion, thermal insulation for onshore ducts and reinforced concrete coatings). The other industrial facility is located in Anchieta (Espírito Santo State), in the vicinity of the Ponta do Ubú deepwater port, and comprises installations for the application of anticorrosion coatings and thermal insulation for offshore projects. These facilities also include an automatic and semi-automatic steel pipe welding plant for manufacturing double joints and quad joints.

Plant location	Type of Coating	Size Range	Pipe maximum length	Production Capacity
SOCOTHERM Brasil External Coating Plant	Extruded Polyolefin Fusion Bonded Epoxy Polypropylene Thermal Insulation	4" to 48"	14.50 m	15,000 m²/day
SOCOTHERM Brasil Internal Coating Plant	Liquid Paint	14" to 48"	14.50 m	450 pipes/day
SOCOTHERM Brasil Multipass Thermal Coating Plant	Expanded Polyurethane Syntactic Polyurethane	1" to 24"	13.00 m	80 to 200 pipes/day
SOCOTHERM Brasil PINDAMONHANGABA Concrete Coating Plant (Mobile Plant)	Reinforced Concrete	4" to 36"	15.00 m	120 to 250 pipes/day
SOCOTHERM Brasil PONTA do UBU - ES	Reinforced Concrete Polypropylene Thermal Insulation	4" to 48" 2" to 20"	15.00 m 24.00 m	150 to 340 p/day 7,500 m²/day
SOCOTHERM Brasil (1) CONFAB External Coating Plant	Extruded Polyolefin Fusion Bonded Epoxy Polypropylene Thermal Insulation	4" to 48"	14.50 m	11,000 m²/day
SOCOTHERM Brasil (1) CONFAB Internal Coating Plant	Liquid Paint	14" to 48"	14.50 m	350 pipes/day

(1) This plant is operated by Tenaris Confab under our license.

Venezuela

We operate an anticorrosion coating application plant located in the city of Anaco (Anzoátegui State), within the facilities of the company Atlántida Socotherm.

Plant Location	Type of Coating	Size Range	Pipe maximum length	Production Capacity
Atlántida Socotherm External Coating Plant	Extruded Polyolefin Fusion Bonded Epoxy Polypropylene Thermal Insulation	2" to 48"	14.50 m	13,000 m²/day

Installed Capacity

We do not expect capacity restrictions, due to the present production levels of our plants and pipeline historical demand levels.

There follows a detail of the historical production in each of our plants against the installed capacity of each one:

Plant		Use of Historical Installed Capacity				
Site	Annual Installed Capacity	2001	2002	2003	2004	2005
Valentín Alsina	3,000,000 m²	75%	62%	17%	16%	41%
Campana	1,500,000 m²	79%	56%	68%	50%	54%
Escobar	180,000 m²	82%	62%	78%	81%	80%
Pindamonhangaba	3,000,000 m²	41%	67%	42%	51%	80%
Anaco	2,400,000 m²	24%	20%	17%	19%	23%

Research and Development (R&D)

Our rapid growth and our penetration in different coating markets, from our beginnings, were a result of the timely introduction of new and better technologies, which excelled the existing systems. Our Board of Directors –and that of Socotherm– are aware of this fact and of the consequent need to maintain our leadership in the development of new materials, designs, and methods for coating application that advantageously replace those known at present.

Therefore, in the last three years US$3.7 million have been invested in equipment for the most complete analysis and test laboratory in Latin America, and in the installation of all the necessary machines for real-scale tests of the products under investigation. As a result, we have developed the following processes: Multipass, Biofouling and application of syntactic polypropylene on pipes; we have requested the respective patent registration of these processes with the National Institute of Industrial Property (INPI, *Instituto Nacional de la Propiedad Industrial*) of Argentina. As of the date of this Offering Memorandum, Multipass and Biofouling patents are pending registration and we have already been granted the patent for the application of syntactic polypropylene on pipes..

The large research lines are:

1) Design and testing of raw materials according to special requirements.

2) High performance coating engineering and qualification (thermal, internal and external anticorrosion, concrete).

3) Development of special equipment for simulation of operation conditions under highly strict parameters.

Nowadays we actively participate in Joint Industry Projects (JIP) together with the most important international oil companies.

A team of 15 engineers, technicians, and laboratorians form the R&D task force. The fluent contact and information sharing with the Research Center of the Socotherm Group in Gela (Italy) let us optimize the use of our resources in search of new products and services.

Marketing Methods

The steel pipeline coating is marketed *per se* without distinction of use and/or application of the coated element, since its use lies in the conventional vulnerability of steel to the attack by corrosive agents.

Therefore, the industrial application of steel pipe coating is widely used in all industry areas and in all the activities where it is necessary to transport fluids through steel pipelines exposed to aggressive environments.

Thus we market a very wide range of products in different sectors of the industrial activity, including the following industries: oil, gas transport and distribution, chemical and petrochemical, mining, and transport and distribution of water and industrial and domestic effluents.

In this scenario, we have therefore adopted different marketing forms, depending on the market, the type of product, and project size.

We can mention these main commercial formulas:

Coating Sale to Pipe Producers:

This marketing scheme consists in the sale of coated pipes, by the steel pipe manufacturer (Mills). In this case, we take part in the business providing technical assistance during the commercial process, and the coating sale contract is made between us and the pipe manufacturer.

Coating Sale to End Clients:

We have our own commercial structure through which we enter into contracts for the sale of our products with the main clients that operate in the industry (oil companies, gas transport and distribution companies, engineering companies, construction companies, etc.).

Unlike the previous scheme, the client that has already acquired the pipeline from a producer, directly purchases the coating from us.

In large-sized projects, where it is necessary to involve and mobilize important resources, we participate by directly offering the provision of our products and/or services, or we can associate with a pipe providing group and/or construction company (Prime Contractor), acting as subcontractor.

That is due to the fact that in this type of projects the incidence of coating value and its associated costs are considerable and, therefore, the project "owner" consortium takes these two alternatives into consideration in the bidding terms.

GLOBAL MARKET FOR COATINGS

Global Coating Market Situation

In the last years the global market for coatings has stood out for the offer concentration in a reduced number of companies as a result of the sale, merger or closing of industrial operations. This was due to different factors, among which we can note:

- The concentration of the oil sector activity in a limited number of companies: from 12 important oil companies, only 6 of relevant size remain at present;
- The concentration of gas transport companies: like in the oil sector, the gas transport industry has greatly consolidated at a global level;
- The concentration of pipe producing companies in groups, with a large production capacity and an adequate logistic scheme: in this sense, Tenaris, a strategic ally of our Company, is the main global producer of seamless steel pipes and has prominent share in regional projects and in some largely-sized international projects;
- The integration of the manufacturing process of the pipe with its coating: most of the large pipe manufacturers tried to coat their pipes themselves, mounting their own operations or establishing alliances with coating companies;
- Technological requirements: the coating companies that did not develop products to meet the new industrial requirements lost market penetration; and
- A period of low demand: 1999 and 2000 were tough years for the oil industry and this discouraged the appearance of new competitors, and resulted in the disappearance of several competitors via merger, closing or sale of their operations.

These circumstances lead to the fact that very few coating companies could offer solutions to the new market requirements. However, the market has rewarded those companies that kept their market share, developed new solutions, allied with pipe manufacturers, and kept high quality and service standards.

Sector Perspectives

Last years energy crises in Brazil, Argentina, California (United States) and in traditional oil areas have caused the demand for coated pipelines to remain stable, mainly in areas of low conflict and/or with energy supply problems. This will be the most dynamic market in the energy sector in the next years and will demand coating systems of high added value.

On the other hand, Latin America (Brazil, Peru, Ecuador, Bolivia, Mexico and Venezuela in particular), North America, West Africa, and the North Sea are regions that maintain and will increase their energy infrastructure investments due to present international oil market conditions, mainly in deep waters. Specialist forecasts show that the oil price, which is the main incentive for steel pipe sales, will remain in a high level price range.

In the case of Argentina, the government has re-started negotiations with Bolivian authorities in relation to "Gasoducto del Noreste" (of approximately 1,200 km), which would contribute Bolivian gas to increase the gas offer in the country, and has also been leading the initiative to construct the regional gas pipeline (of about 1,500 km), which would contribute Peruvian gas (from the Camisea field) to all the north region of Chile and Argentina, and would close an energy ring with Brazil, Uruguay and Paraguay, countries where there are other important gas pipeline projects (Gasene, Gasfor II, Acu Serra do Mel, Catu Cacimbas, Colonia-Porto Alegre, etc.).

Given the strategic location of our coating plants and our high participation in regional energy projects, our Company is well positioned to undertake projects for the potential activity of the coating plants we have in Argentina and Brazil.

Our Position in the Market

The constant contribution of new solutions, the strategic location of our plants and our great installed industrial capacity enables us to maintain a high level of participation in many of the largest oil and gas infrastructure projects that are being developed in the world.

Socotherm's alliance with Tenaris, together with our strong local position, technology and installed production capacity, allow us to maintain our market leadership with an acceptable level of domestic activity, sustaining important export volumes to the main oil exploitation centers.

In terms of our regional market share, we can mention that, in spite of the effects derived from the particular economic situation in Latin America over the predictability of short and medium term activity levels, we continue projecting as the most important technological and industrial reference in our sector.

In the Argentine market, we maintain a strong position as market leader. On the other hand, Argentina's urgent need to restore its natural gas transport and oil production capacity establishes most favorable conditions for sustaining coating pipeline consuming levels in the near future.

In the case of Brazil, our early localization in the country bore fruit and positions us at the forefront of a market of important dimension. Our strategic alliance with Tenaris Confab, the largest seam steel pipe producer in the region and one of the companies with largest presence in the world market, lets us have a high activity level in steel pipeline coating application, due to the indisputable leadership of Tenaris Confab, the present and expected highly technological installations, the high regional penetration of the coatings and the size of the coated pipes export businesses of that local producer.

We have participated as main coating provider in the largest oil and gas exploitation and transport projects in Peru, Ecuador, Venezuela, Brazil, Bolivia, Argentina, and Chile. We understand that we will be able to maintain identical participation levels in defining technical solutions in the large projects that are being started or that will in the short run. Important energy developments such as interconnection meshes and gas transport in Brazil, the Roncador Project (the deepest field in the world) in the Campos Bay, PDET and PDEG Projects, all by Petrobras, the Camisea Project in Peru, the OCP Project in Ecuador, the GNA Megaproject, and other important offshore exploitations have adopted solutions according to the technological guidelines our Company has developed and has been able to impose in this region and in diverse regions worldwide. This has ranked our Company, and our parent Socotherm, as one of the few alternatives the global market has for this type of solutions.

Through the development of new technologies and new processes originated in our Research and Development Center in Escobar, we have obtained great international prestige, as a result of our innovating capacity and the market introduction of one of the most outstanding thermal insulation systems for deepwater and ultra deepwater installations. Thanks to this we have been granted the most important coating contracts in the offshore projects of Nigeria and Angola, consolidating the presence of our technology in the incipient market of the western African region.

Tenaris Alliance Effects

Socotherm's strategic alliance with Tenaris, whose share in the seamless steel pipe global market clearly constitutes a leveraging factor for our Company to enter new markets, has improved our competitiveness conditions and has contributed clear advantages in a highly demanding market of integral solutions.

It is important to mention that, through Socotherm Brasil, we have installed a new state-of-the-art coating plant in Ponta de Ubú (Espírito Santo – Brazil), in order to complete the investment scheme in one of the most important marine bases in the world, and to start our operations in important contracts related to Petrobras' projects for the Brazilian offshore market and to British Petroleum Co. Plc for the western African offshore market.

For further information see "Tenaris Alliance".

Competition

The coating and coated steel pipes global market is highly competitive, with quality, price, service, and strategically located coating plants as the differentiating factors that give advantage to the participating companies.

Anticorrosion coatings do not have a high relative weight in comparison with the value of the steel pipes they protect. In this context, the localization of anticorrosion coating plants is a greatly important factor that gives clear logistic advantage to the purchaser at the time the purchase order is executed. There are anticorrosion coating plants throughout the different regions of the world. However, it is worth noting that this factor is not in itself enough to compromise the business from the competitors' point of view, since for that to happen there must be coincidence in relation to the origin, the distance and the destination of the steel pipeline and the

coating. On the other hand, experience in this segment is fundamental in order to have access to the large oil companies and to the large gas and oil transport projects; therefore, only recognized long standing companies in the market have access to this business...

In the case of high added value coatings such as thermal insulation systems, it is necessary to have availability of high technology and know how. There are few companies which actively participate in this segment, mainly due to technological limitations, to the availability of plants and experienced and sufficiently qualified technical personnel...

Our main competitors in the international coating market can be grouped as follows:..

1) *International Coating Companies,* such as Bredero Shaw, a greatly experienced company with a significant share in the coating market and which has a strong presence in the North American market, in Europe, the Middle East and Asia, which it supplies from its 27 coating plants located in the five continents; and Eupec, a company formed in 1992 between two coating companies and the Europipe group, which has renown experience in the field of anticorrosion coating and reinforced concrete application. Nowadays Eupec operates in the European market and has expanded its activities to the USA, India, Azerbajian and Brazil..................................

2) *Local Coating Companies,* this means small local companies devoted to the application of some type of coating, which operate within the framework of the state regulations in the countries where they operate. These companies do not conduct business outside their country of origin. ....

3) *Steel Pipe Manufacturers with Own or Associated Plants,* that is to say, steel pipe producing companies which have anticorrosion coating plants and offer the market integral solutions in specific market segments, in some cases they are low technology demanding markets. ....

TENARIS ALLIANCE

History Overview

We began operating in Argentina as a consequence of the agreement entered into with the firm SIAT (property of the Techint Group at that time and now part of Tenaris), with the aim to introduce a new business concept in the Argentine market of steel pipelines for natural gas transport through the introduction of a revolutionary technology of anticorrosion coatings, which was then handled by Socotherm.

The success achieved in this new business scheme, in the short run, led to the extension of the marketing business of Siderca seamless steel pipes (today part of Tenaris) in the local and international market through our Company's introduction of new industrial operations in Escobar, and later on, the assembly of a new industrial unit in Campana.

As a result of the synergy obtained in this type of operations, we achieved a national and international growth that enabled us to accompany Tenaris in all the markets with the adequate technologies to supply the growing demand for these products.

To this strategic association we contributed the necessary technology so that, in conjunction with Tenaris, it was possible to supply the main oil and gas projects carried out in the region, such as Gas Andes, Atacama, Norgas, Carina-Aries, among others.

Thus, definite consolidation of our technology in the region was achieved, replacing the technology that existed up to that time with one of greater reliability, durability and clear competitive advantages, providing the steel pipeline coating industry with a strategic scope that had not been reached up to that moment.

The Alliance Today

As a consequence of this long and successful standing of business with Socotherm, on October 14, 2003, a Strategic Alliance Agreement was subscribed with Tenaris (the "Tenaris Alliance"), for an initial 5-year term, under which both companies shall use their experience with the aim to offer the international market integral solutions of pipes, coatings (such as pre-coated pipes and higher quality coating services) and related services. ...

In this sense, the parties agreed to act as commercial partners as regards promotion, marketing and sale of the products and services provided by each company, agreeing to jointly participate in projects, except for commercial reasons that justify their independent participation. The Tenaris Alliance also considers the joint development of new coating products and services.

During the years the Tenaris Alliance has been in force, common clients to both groups have perceived the advantages offered by that conjunction, including, without limitation:

- An effective improvement in the unified supply logistics of coated steel pipes, with the consequent reduction in transaction costs related to movement, handling, and fundamentally with the reduction of delivery times in comparison with other market alternatives;
- The unification –for the client– of the purchase process with only one supplier, which means the disappearance of operative intermediation of the client between two suppliers; and
- Tenaris and Socotherm world coverage for the client's benefit, with the aim to optimize delivery points, use the local content in those countries that privilege this condition, and post-sale services available in all the relevant oil and gas areas.

Client perception, about the effective saving offered by the Tenaris Alliance has been translated in our aggressive penetration in the global coating market.

Within the framework of the strategic vision for technological growth and innovation shared by Socotherm and Tenaris, the Tenaris Alliance strengthens and consolidates a relation that both parties have been developing for many years.

CORPORATE STRUCTURE AND ORGANIZATION

The following summarized chart details our shareholding interests as of June 30, 2006. Percentages indicate our ownership and voting rights in each subsidiary:...



SOCOTHERM S.P.A.
(ITALY)
100 %
SOCOTHERM SERVICES
LTDA.
95 %
5 %
SOCOTHERM AMERICAS S.A
(ARGENTINA)
90 %
99,99 %*
80 %
SOCOTHERM ARGENTINA
(ARGENTINA)
SOCOBRAS PARTICIPACOES
LTDA
SOCO-VEN S.A
(ARGENTINA)
20 %
10 %
50 %
50 %
OTHERS
SOCOTHERM BRASIL S.A
(BRAZIL)
ATLANTIDA SOCOTHERM S.A
(VENEZUELA)
50 %
50 %
TENARIS CONFAB TUBOS S.A.
(BRAZIL)
ATLÁNTIDA INTERNACIONAL
C.A.

* The remaining 0.01 % is held by Juan Boari.

FIXED ASSETS

Properties

We own a 15-hectare real property in Escobar, Province of Buenos Aires, where we have installed six (6) coating lines, to wit: (i) external coating and thermal insulation; (ii) liquid internal coating; (iii) powder internal coating; (iv) thermal coating; (v) concrete coating; and (vi) internal shot blasting.

Furthermore, we have certain assets in leased plants. In this sense, we have an external coating line and an internal coating line in Valentín Alsina plant (located within the facilities of Tenaris SIAT). Moreover, we have one external coating and thermal insulation line in Campana plant (located within the facilities of Tenaris Siderca). See "Description of Corporate Business – Industrial Plants".

In addition, Escobar Plant is the seat of Socotherm Group's research and development area and has state-of-the-art equipment to carry out real-scale tests, including, without limitation, fatigue, reeling, shearing and U-value tests.

As of June 30, 2006, we had fixed assets with a net value of Ps. 23,550,462 and intangible assets (R&D) with a residual value of Ps. 11,742,860.

Our assets are not subject to any lien.

Environmental Issues Affecting our Operations

There is no environmental issue of any kind which might materially affect our normal operations. See "Risk Factors". Our operations might be affected by the existence of fines or sanctions resulting from the violation of the environmental rules in force.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Discussion and Analysis of our Financial Conditions and Results of Operations ....

The following discussion should be read together with the summary financial data included in "Key Corporate Information", our annual financial statements as of December 31, 2005, 2004 and 2003, our financial statements as of and for the six-month period ended June 30, 2006, the notes to the financial statements included in this Offering Memorandum and the information under the caption "Presentation of Financial Information" of this Offering Memorandum..

Below is a detail of our management's discussion and comparative analysis of our financial condition and results of operations in Argentina as of December 31, 2005, 2004, and 2003, and as of June 30, 2006 and 2005: ....

1) Operating Income/(Loss) ....

Statement of Income/(Loss)	Fiscal Year ended December 31, (In thousands of Pesos)						Six-month Period ended June 30, (In thousands of Pesos)			
	2003		2004		2005		2005		2006	
		%/sales		%/sales		%/sales		%/sales		%/sales
Net sales	91,341	100%	67,801	100%	179,006	100%	66,490	100%	63,516	100%
Cost of sales	(70,472)	(77)%	(57,321)	(85)%	(134,792)	(75)%	(50,710)	(76)%	(58,145)	(92)%
Gross income	20,869	23%	10,480	15%	44,214	25%	15,780	24%	5,371	8%
Commercial and administrative expenses	(6,905)	(7)%	(9,123)	(13)%	(12,455)	(7)%	(4,134)	(6)%	(4,808)	(8)%
Other income and expenses	5,738	6%	3,900	6%	3,940	2%	3,106	5%	2,918	5%
Income/(loss) from permanent investments	2,199	2%	5,434	8%	9,718	5%	3,753	6%	1,827	3%
Financial and holding income/(loss)	(5,860)	(6)%	(1,181)	(2)%	(1,060)	0%	(2,216)	(3)%	(1,793)	(3)%
Income tax	(5,195)	(6)%	(1,578)	(2)%	(12,336)	(7)%	(5,736)	(9)%	(1,561)	(2)%
Net income/(loss)	**10,846**	**12%**	**7,932**	**12%**	**32,021**	**18%**	**10,553**	**16%**	**1,954**	**3%**

1.1. Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003 ....

Sales volume ....

A 15% decrease in the manufacturing of coating for the gas market was registered as of December 31, 2004, compared to December 31, 2003, mainly as a result of the suspension of the local transportation companies works during the first half of the year. This trend commenced to revert in the second half due to the making of the loops of San Martín pipeline and Gasoducto Norte, projects financed by Banco Nacional de Desarrollo de Brasil ("BNDES") with the requirement of the Brazilian component in the works, and thus almost 2/3 of the pipes were manufactured by Tenaris Confab and coated by Socotherm Brasil while the remaining third was manufactured by Tenaris SIAT and coated by us in Valentín Alsina plant. ....

Furthermore, sales to the oil market show a slight 5% decrease, notwithstanding the sustained demand of Repsol YPF, generated as a result of the completion of Project NC 41 for AGIP through Socotherm. ....

Cost of Sales ....

Production costs as a percentage of net sales increased from 77% as of December 31, 2003 to 85% as of December 31, 2004, mainly as a result of the decrease in the production volume of Valentín Alsina plant, together with a decrease in the volume produced in Campana plant, resulting in a higher incidence of the fixed costs and semi-fixed costs in the percentage of our costs. Furthermore, as in the previous fiscal year, salaries are being adjusted in accordance with the rate of inflation and trade union agreements. ....

Commercial, Administrative and Other Expenses ....

Commercial, administrative and other expenses as a percentage of net sales increased from 7% during the fiscal year ended December 31, 2003 to 13% during the fiscal year ended December 31, 2004. Said increase is due to a decrease in the net sales and, also, to the increase in the absolute value generated by the underwriting of a corporate insurance by Socotherm proportionally payable by us, plus the above mentioned rise in salaries. ....

Other Income and Expenses

During the fiscal year ended December 31, 2004, other income and expenses as a percentage of net sales remained stable (6%) as compared to the fiscal year ended December 31, 2003. However, a 32% decrease was registered in the absolute values, mainly due to a lower export of coating machinery and equipment to Socotherm, as compared to the previous fiscal year.

Financial Income/(Loss)

Financial income/(loss) as a percentage of net sales fell from 6% as of December 31, 2003 to 2% as of December 31, 2004, primarily as a result of the elimination of exchange differences and holding gain/(loss).

Income Tax

As of December 31, 2004, income tax was comprised of a current debit of Ps. 750,000 and a deferred tax debit of Ps. 827,959, resulting in a net fiscal debit of Ps. 1,577,959.

Indebtedness/Assets Ratio

The indebtedness/assets ratio was 5.48% as of December 31, 2004, compared to 1.57% registered as of December 31, 2003.

1.2. Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

Sales volume

The manufacturing of coating for the gas market recovered significantly as of December 31, 2005, registering a 270% increase compared to December 31, 2004, mainly as a result of the making of the loops of San Martín pipeline and Gasoducto Norte, as well as of a mining work for the Brazilian company "Vale do Rio Doce" made in the Valentín Alsina plant.

Furthermore, sales to the oil market also show an important 160% increase as compared to the fiscal year ended December 31, 2004, particularly due to the manufacturing of the deep water coating for the "Lobito Tomboco" project (Angola) and the internal-external dual epoxy for the "Bu-Hasa" project (Arab Emirates).

In addition to the increases recorded in the coating market, during the last quarter we sold machinery and services abroad to the Group's companies in Brazil, Nigeria, Angola and United Arab Emirates.

Cost of Sales

Costs of sales as a percentage of net sales decreased from 85% as of December 31, 2004 to 75% as of December 31, 2005, mainly as a result of a lower impact of the fixed and semi-fixed costs derived from the rise in the production volume of Valentín Alsina plant (gas market) and of Escobar and Campana plants as a result of the above mentioned projects. Salaries continued to increase in accordance with the rate of inflation and trade union agreements and the prices of the main raw materials experienced a 50% increase as from April 2005, but these increases did not affected the margins since they were passed-through to the sale prices.

Commercial, Administrative and Other Expenses

Commercial, administrative and other expenses as a percentage of net sales decreased from 13% during the fiscal year ended December 31, 2004 to 7% during the fiscal year ended December 31, 2005. Said decrease is exclusively attributable to the increase in net sales, since the absolute values increased 36% as a result of the higher administrative charge derived from the significant increase of the activity together with the above mentioned salary adjustment.

Other Income and Expenses

Other income and expenses as a percentage of net sales decreased from 6% in the fiscal year ended December 31, 2004 to 2% in the fiscal year ended December 31, 2005. This decrease exclusively derives from the increase in sales volume, since absolute values remained stable.

Financial Income/(Loss)

The absolute values remained stable while financial income/(loss) as a percentage of net sales fell from 2% as of December 31, 2004 to 0.6% as of December 31, 2005, as a result of the increase in sales volume.

Income Tax

As of December 31, 2005, income tax was comprised of a current debit of Ps. 12,443,500 and a deferred tax debit of Ps. 107,450, resulting in a net fiscal debit of Ps. 12,336,050.

Debt/Assets Ratio

The debt/assets ratio was 10.4% as of December 31, 2005, compared to 5.48% registered as of December 31, 2004.

Financial indebtedness

The following table sets forth our financial debt as of December 31, 2005:

Contractual obligations	**Total**	**Maturity (in thousands of Pesos)**					
		0-3 months	3-6 months	6-9 months	9-12 months	12-24 months	+ 24 months
Short term loans	21,050	21,050	–	–	–	–	–
Long term loans	–	–	–	–	–	–	–
Leasing	–	–	–	–	–	–	–
Total contractual obligations	**21,050**	**21,050**	–	–	–	–	–

1.3. Six-month Period Ended June 30, 2006 compared to Six-moth Period Ended June 30, 2005

Sales volume

Sales as of June 30, 2006 are similar to the sales registered as June 30, 2005, there being no important events to highlight.

Cost of Sales

Costs of sales as a percentage of net sales increased from 76% as of June 30, 2005 to 92% as of June 30, 2006, mainly as a result of Lobito Tomboco project carried out during 2005 with a significant contribution margin. Furthermore, during the first semester, our production volume in Valentín Alsina plant experienced a significant decrease which gave rise to an increase in costs as a percentage of net sales.

Commercial, Administrative and Other Expenses

Commercial, administrative and other expenses as a percentage of net sales increased from 6% during the six-moth period ended June 30, 2005 to 8% during the six-month period ended June 30, 2006. Said increase is attributable in part to the decrease in sales volume and the incurrence of extraordinary expenses related to the public offering.

Other Income and Expenses

This item remained stable, there being no variations to highlight.

Financial Income/(Loss)

The absolute values decreased slightly while financial income/(loss) as a percentage of net sales remained stable, there being no variations to highlight.

Income Tax

As of June 30, 2006, income tax was comprised of a current debit of Ps. 0 and a deferred tax debit of Ps. 1,560,707.

Debt/Assets Ratio...

The debt/assets ratio was 7.3% as of June 30, 2006, compared to 10.4% registered as of December 31, 2005........

Financial indebtedness..

The following table sets forth our financial debt as of June 30, 2006: ....

Contractual obligations	Total	Maturity (in thousands of Pesos)					
		0-3 months	3-6 months	6-9 months	9-12 months	12-24 months	+ 24 months
Short term loans	12,354	12,354	--	--	--	--	--
Long term loans	--	--	--	--	--	--	--
Leasing	--	--	--	--	--	--	--
Total contractual obligations	**12,354**	**12,354**	--	--	--	--	--

1.4. Discussion and Analysis of the Financial Conditions and Results of Operations of Socotherm Brasil.....

Below is a detail of our management's discussion and comparative analysis of the financial condition and results of operations in Brazil as of December 31, 2005, 2004, and 2003, and as of June 30, 2006 and 2005: ....

Operating Income/(Loss)...

Statement of Income/(Loss)	Fiscal Year ended December 31, (in thousands of U.S. Dollars)						Six-month Period ended June 30, (in thousands of U.S. Dollars)			
	2003		2004		2005		2005		2006	
Net sales	32,205	100%	21,393	100%	46,562	100%	24,556	100%	30,494	100%
Cost of sales	(29,434)	(92)%	(15,224)	(71)%	(37,022)	(80)%	(19,555)	(80)%	(26,476)	(87)%
Gross income	2,771	8%	6,169	29%	9,540	20%	5,001	20%	4,018	13%
Commercial and administrative expenses	(308)	(1)%	(198)	(1)%	(270)	(0)%	(417)	(2)%	(395)	(1)%
Financial income/(loss)	(430)	(1)%	17	0%	(474)	(1)%	(159)	(0)%	(191)	(1)%
Income tax	(109)	0%	(1,252)	(6)%	(2,713)	(6)%	(1,433)	(6)%	(1,218)	(4)%
Net income/(loss)	**1,924**	**6%**	**4,736**	**22%**	**6,083**	**13%**	**2,992**	**12%**	**2,214**	**7%**

1.5. Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003 ....

Sales volume...

Net sales in 2004 decreased 33.6% as compared to 2003, mainly as a result of the completion of the PDET-PDEG project, at the Marine Base of Ponta do Ubú, while the anticorrosion coatings in Pindamonhangaba plant remained relatively stable as compared to the previous year, since the gas and oil transportation market demand has been stable since 2003...

Cost of Sales...

Costs of sales as a percentage of net sales decreased from 92% as of December 31, 2003 to 71% as of December 31, 2004. This decrease is mainly attributable to the fact that Tenaris Confab partly cured the defect in the welding geometry which used to generate significant increases in the consumption of raw materials, which tended to be restored. ....

Commercial, Administrative and Other Expenses ....

Commercial, administrative and other expenses significantly decreased during the fiscal year ended December 31, 2004 as compared to the fiscal year ended December 31, 2003. Said decrease is mainly due to the decommissioning of a reinforced concrete mobile plant in the Brazilian coast which reduced the administrative expenses...

Financial Income/(Loss)...

Financial income/(loss) as of December 31, 2004 is practically neuter, showing a comparative improvement with respect to December 31, 2003. ....

K

ONSE
CA
FEDERAL
4597

RINA MA
TRADUC
IDIOM
T. T° XIII F°
INSCRIP. C.T

Income Tax ....

As of December 31, 2004, income tax was comprised of a current debit of US$1,251,657. There are no deferred taxes..

1.6. Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004 ....

Sales Volume ....

Net sales as of December 31, 2005 increased 118% as compared to December 31, 2004, mainly as a result of the completion of "Manati" project and the commencement of "PDET Raso" project with concrete coating, as well as "Carmo Pilar", "Coarí Manaus", "Catu Carmópolis" and "Gasene" projects, all with external polyethylene coating and liquid epoxy internal coating, together with the commencement of Greater Plutonio (deep water) project in Ponta do Ubú plant, among other projects...

Cost of Sales ....

Costs of sales as a percentage of net sales increased from 71% as of December 31, 2004 to 80% as of December 31, 2005. This increase is mainly attributable to Manatí project coated with reinforced concrete whose contribution margin is lesser than the one of other coatings. ....

Commercial, Administrative and Other Expenses ....

Commercial, administrative and other expenses as a percentage of net sales decreased during the fiscal year ended December 31, 2005 as compared to the fiscal year ended December 31, 2004. Said decrease is due to the increase in sales volume while the absolute values did not registered significant changes to highlight. ....

Financial Income/(Loss)..

Financial income/(loss) as of December 31, 2005 increased as compared to December 31, 2004, as a result of the significant exchange fluctuations which took place as from April 2005, exceeding the hedging underwritten by us..

Income Tax ....

As of December 31, 2005, income tax was comprised of a current debit of US$2,903,710 and a deferred tax credit of US$190,815, resulting in a net fiscal debit of US$2,712,895. ....

Debt/Assets Ratio and Financial Indebtedness ....

Since Socotherm Brasil does not have financial indebtedness, the debt/assets ratio and the financial indebtedness maturity profile cannot be calculated. ....

1.7. Six-month Period Ended June 30, 2006 compared to Six-moth Period Ended June 30, 2005 ....

Sales volume ....

Sales as of June 30, 2006 increased 24% as compared with June 30, 2005, mainly due to "Greater Plutonio" (deep water) project in Ponta do Ubú plant, the most significant project of the period. ....

Cost of Sales ....

Costs of sales as a percentage of net sales increased from 80% as of June 30, 2005 to 87% as of June 30, 2006. This slight increase is mainly attributable to the fall of the activity in Pindamonhangaba plant which implied a higher incidence of the fixed and semi-fixed costs and to extraordinary costs in Ponta do Ubú plant. ....

Commercial, Administrative and Other Expenses ....

Commercial, administrative and other expenses during the six-month period ended June 30, 2006 did not registered significant variations. ....

Financial Income/(Loss)...

During the six-month period ended June 30, 2006, this item remained stable, there being no variations to highlight. ....

Income Tax..

As of June 30, 2006, income tax was comprised of a current debit of US$773,362 and a deferred tax debit of US$444,981, resulting in a net fiscal debit of US$1,218,343. ....

Debt/Assets Ratio and Financial Indebtedness..

The debt/assets ratio was 19.7% as of June 30, 2006, compared to 0 registered as of June 30, 2005. ....

Financial indebtedness..

The following table sets forth our financial debt as of June 30, 2006:...

Contractual obligations	**Total**	**Maturity (in thousands of U.S. Dollars)**					
		0-3 months	3-6 months	6-9 months	9-12 months	12-24 months	+ 24 months
Short term loans	9,652	9,652	--	--	--	--	--
Long term loans	--	--	--	--	--	--	--
Leasing	--	--	--	--	--	--	--
Total contractual obligations	**9,652**	**9,652**	**--**	**--**	**--**	**--**	**--**

1.8. Discussion and Analysis of the Financial Conditions and Results of Operations of Atlántida Socotherm..

Below is a detail of our management's discussion and comparative analysis of the financial condition and results of operations in Venezuela as of December 31, 2005, 2004, and 2003, and as of June 30, 2006 and 2005: ....

Operating Income/(Loss)...

Statement of Income/(Loss)	**Fiscal Year ended December 31, (in thousands of U.S. Dollars)**						**Six-month Period ended June 30, (in thousands of U.S. Dollars)**			
	2003		**2004**		**2005**		**2005**		**2006**	
Net sales	6,347	100%	6,374	100%	12,306	100%	3,638	100%	4,077	100%
Cost of sales	(5,454)	(86)%	(6,295)	(99)%	(8,633)	(70)%	(3,032)	(83)%	(3,785)	(93)%
Gross income	893	14%	79	1%	3,673	30%	606	17%	292	7%
Commercial and administrative expenses	(332)	(5)%	(434)	(7)%	(833)	(7)%	(269)	(8)%	(353)	(8)%
Financial income/(loss)	321	5%	741	12%	(179)	(2)%	(144)	(4)%	25	0%
Income tax	286	5%	(104)	(2)%	(905)	(7)%	(78)	(2)%	(0)	(0)%
Net income/(loss)	**1,168**	**19%**	**282**	**4%**	**1,756**	**14%**	**115**	**3%**	**(36)**	**(1)%**

1.9. Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003 ....

Sales volume..

Net sales during the fiscal year ended December 31, 2004 remained stable compared to the fiscal year ended December 31, 2003, meeting the demand of PDVSA, there being no significant events to highlight.....................

Cost of Sales..

Costs of sales as a percentage of net sales increased from 86% as of December 31, 2003 to 99% as of December 31, 2004. This increase is mainly attributable to higher labor costs derived from new policies implemented by the Venezuelan Executive Branch. ....

Commercial, Administrative and Other Expenses

Commercial, administrative and other expenses increased 30.8% during the fiscal year ended December 31, 2004 as compared to the fiscal year ended December 31, 2003. Said increase is due to impact of the above mentioned labor costs in the administrative expenses.

Financial Income/(Loss)

Financial income/(loss) as of December 31, 2004 increased as compared to December 31, 2003, mainly due to hedging transactions made by us to lessen the potential effect of the exchange differences.

Income Tax

As of December 31, 2004, income tax was comprised of a current debit of US$104,167.

Debt/Assets Ratio

The debt/assets ratio was 13.3% as of December 31, 2004, compared to 8.6% registered as of December 31, 2003.

1.10. Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

Sales Volume

Net sales as of December 31, 2005 increased 93% as compared to December 31, 2004, mainly as a result of a higher demand by PDVSA, Phase II of ICO project, among other projects, and works for companies like Unicon, Repsol YPF and Teikoku Oil.

Cost of Sales

Costs of sales as a percentage of net sales decreased from 99% as of December 31, 2004 to 70% as of December 31, 2005. This decrease is attributable to a lower incidence of the fixed and semi-fixed costs due to the significant increase of the sales volume.

Commercial, Administrative and Other Expenses

The absolute values of commercial, administrative and other expenses increased 92% during the fiscal year ended December 31, 2005 as compared to the fiscal year ended December 31, 2004, due to the rise of sales volume. Commercial, administrative and other expenses as a percentage of the sales remained stable.

Financial Income/(Loss)

The financial loss as of December 31, 2005 is attributable to the cost of financial loans already cancelled as of the end of the fiscal year under consideration.

Income Tax

As of December 31, 2005, income tax was comprised of a current debit of US$904,968.

Debt/Assets Ratio

The debt/assets ratio was 1.80% as of December 31, 2005, compared to 13.3% registered as of December 31, 2004.

Financial indebtedness

The following table sets forth the financial debt of Atlántida Socotherm as of December 31, 2005:

Contractual obligations	Total	Maturity (in thousands of U.S. Dollars)					
		0-3 months	3-6 months	6-9 months	9-12 months	12-24 months	+ 24 months
Short term loans	236	236	--	--	--	--	--
Long term loans	--	--	--	--	--	--	--
Leasing	--	--	--	--	--	--	--
Total contractual obligations	**236**	**236**	--	--	--	--	--

1.11. Six-month Period Ended June 30, 2006 compared to Six-moth Period Ended June 30, 2005

Sales volume

Sales as of June 30, 2006 increased 12% as compared with June 30, 2005, mainly due to Phase II of ICO project, the most significant project of the period.

Cost of Sales

Costs of sales as a percentage of net sales increased from 83% as of June 30, 2005 to 93% as of June 30, 2006, mainly as a result of three salary increases granted to the employees during the periods under consideration.

Commercial, Administrative and Other Expenses

The absolute values of commercial, administrative and other expenses increased 31% during the six-month period ended June 30, 2006 as compared to the six-month period ended June 30, 2005, as a result of the above mentioned salary increases. Commercial, administrative and other expenses as a percentage of net sales remained stable.

Financial Income/(Loss)

Financial income/(loss) during the six-month period ended June 30, 2006 is practically neuter, there being no significant events to highlight.

Income Tax

As of June 30, 2006, income tax was US$0 due to the tax loss carried forward of the period.

Debt/Assets Ratio

Since Atlántida Socotherm does not have financial indebtedness, the debt/assets ratio and the financial indebtedness maturity profile cannot be calculated.

2) Liquidity and Capital Resources

Aggregate funds provided by our operations during the fiscal years ended December 31, 2005, 2004 and 2003 amounted to Ps. 13.7 million, Ps. 6.2 million and Ps. 4.4 million, respectively.

Funds provided by our operations during the fiscal year ended December 31, 2005 are mainly broken down as follows: (i) income for the fiscal year, Ps. 32 million; (ii) items not entailing movements of funds, Ps. 11.8 million, mainly comprised of the allowance for income tax Ps. 12.3 million, fixed assets amortization Ps. 6.3 million and income/(loss) from permanent investments Ps. 9.7 million; (iii) variations in operating assets and liabilities, Ps. 30.1 million, mainly comprised of accounts receivable Ps. 38.6 million, trade payables Ps. 10.2, other indebtedness Ps. 9.8 million and other receivables Ps. 7.8 million.

Funds provided by our operations during the fiscal year ended December 31, 2004 are mainly broken down as follows: (i) income for the fiscal year, Ps. 7.9 million; (ii) items not entailing movements of funds, Ps. 3.1 million, mainly comprised of the allowance for income tax Ps. 1.6 million, fixed assets amortization Ps. 5.8 million and income/(loss) from permanent investments Ps. 5.4 million; (iii) variations in operating assets and liabilities, Ps. 4.8 million, mainly comprised of accounts receivable Ps. 7.8 million, trade payables Ps. 7.8 and other indebtedness Ps. 3.2.

Funds provided by our operations during the fiscal year ended December 31, 2003 are mainly broken down as follows: (i) income for the fiscal year, Ps. 10.8 million; (ii) items not entailing movements of funds, Ps. 16.5 million, mainly comprised of the allowance for income tax Ps. 5.2 million, fixed assets amortization Ps. 6.0, elimination of intangible assets Ps. 2.3 million and income/(loss) from permanent investments Ps. 2.2 million; (iii) variations in operating assets and liabilities, Ps. (22.9) million, mainly comprised of accounts receivable Ps. 6.3 million, fixed assets Ps. 8 million, other receivables Ps. 8.6 million, trade payables Ps. 6.3 and other indebtedness Ps. 22.5.

Aggregate funds used by us in investing activities during fiscal years ended December 31, 2005, 2004 and 2003 amounted to Ps. 27 million, Ps. 18.3 million and Ps. 15.9 million, respectively.

Funds used by us during fiscal year ended December 31, 2005 are comprised of dividends paid, Ps. 14.5; increase in intangible assets, Ps. 7.2; and increase in non current investments, Ps. 5.8.

Funds used by us during fiscal year ended December 31, 2004 are comprised of dividends paid, Ps. 5; increase in intangible assets, Ps. 3.5 million; increase in fixed assets, Ps. 3.9 million; and increase in non current investments, Ps. (3.5).

Funds used by us during fiscal year ended December 31, 2003 are comprised of dividends collected, Ps. 7.1 million; dividends paid, Ps. 6; increase in intangible assets, Ps. 3 million; increase in fixed assets, Ps. 8.6 million; and increase in non current investments, Ps. 5.4.

Funds provided by and (used in) our financing activities during fiscal years ended December 31, 2005, 2004 and 2003 amounted to Ps. 13.4 million, Ps. 5.6 million and Ps. 4.4 million, respectively; short term bank loans was the most significant item.

As a result, during fiscal years ended December 31, 2005, 2004 and 2003, the aggregate funds provided and (used) by us amounted to Ps. 0.08 million, Ps. 6.5 million and Ps. 15.9 million, respectively.

As of December 31, 2005, our short term bank debt amounted to Ps. 21 million.

Aggregate funds provided by our operations during the six-month periods ended June 30, 2006 and 2005 amounted to Ps. 48 million and Ps. 2.1 million, respectively.

Funds provided by our operations during the six-month period ended June 30, 2006 are mainly broken down as follows: (i) income for the period, Ps. 1.9 million; (ii) items not entailing movements of funds, Ps. 5.2 million, mainly comprised of the allowance for income tax Ps. 1.6 million, fixed assets amortization Ps. 3.1 million, intangible assets amortization Ps. 2.3 million and income/(loss) from permanent investments Ps. 1.8 million; (iii) variations in operating assets and liabilities, Ps. 40.9 million, mainly comprised of accounts receivable Ps. 25.3 million, trade payables Ps. 9.1, other indebtedness Ps. 24.9 million and other receivables Ps. 0.5 million.

Funds provided by our operations during the six-month period ended June 30, 2005 are mainly broken down as follows: (i) income for the period, Ps. 10.6 million; (ii) items not entailing movements of funds, Ps. 7.6 million, mainly comprised of the amortization of fixed assets Ps. 4.2 million, allowance for income tax, Ps. 5.7 million and income/(loss) from permanent investments Ps. 3.7 million; (iii) variations in operating assets and liabilities, Ps. 16 million, mainly comprised of accounts receivable Ps. 5.2 million, inventories Ps. 17 and trade payables Ps. 14.1 million, other indebtedness Ps. 4.4 million and other receivables Ps. 3.5.

Aggregate funds used by us in investing activities during the six-month periods ended June 30, 2006 and 2005 amounted to Ps. 38 million and Ps. 4 million, respectively.

Funds used by us during the six-month period ended June 30, 2006 are comprised of dividends paid, Ps. 30; increase in fixed assets, Ps. 3.6 million; and increase in intangible assets, Ps. 4.4.

Funds used by us during the six-month period ended June 30, 2005 are comprised of increase in intangible assets, Ps. 2.1 million; and increase in fixed assets, Ps. 1.4 million.

Funds provided by and (used in) our financing activities during the six-month periods ended June 30, 2006 and 2005 amounted to Ps. 8.7 million and Ps. 1.5 million, respectively; short term bank loans was the most significant item.

As a result, during the six-month periods ended June 30, 2006 and 2005, the aggregate funds provided and (used) by us amounted to Ps. 1.3 million and Ps. 0.5 million, respectively.

As of June 30, 2006, our short term bank debt amounted to Ps. 12.3 million.

Neither us nor any of our subsidiaries are contractually limited as regards the making of investments in fixed assets or in other companies. No event of default or obligations arising out of any loan agreement in force prohibits the payment of dividends. As of the date hereof, we and all our subsidiaries were in good standing with all the financial and other applicable obligations.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management. Additional Information

For detailed information of our directors and executive officers, see "Information about Directors, Senior Management, Employees and Members of the Supervisory Committee" in this Offering Memorandum. We include the following information, in addition to the information provided in said section:

In accordance with our by-laws, the members of our Board of Directors and Supervisory Committee are appointed to exercise their duties during a one-year term. You can consult the dates on which the members of our Board of Directors and Supervisory Committee have been appointed under the caption "Information about Directors, Senior Management, Employees and Members of the Supervisory Committee".

The family relationships between the members of our Board of Directors are the following: our Chairman, Zenone Soave, and our alternate director, María Virginia Rodolfi, are married.

There are no agreements with the principal shareholders, clients, suppliers or other persons under which any directors or executive officers (detailed in "Information about Directors, Senior Management, Employees and Members of the Supervisory Committee – Directors, Alternate Directors and Senior Management") would have been appointed.

Compensation of Our Directors and Executive Officers and of the Directors and Executive Officers of our Subsidiaries

Compensation

The aggregate amount of compensation paid by us to all of our directors, alternate directors, syndics and executive officers during the fiscal year ended December 31, 2005 was Ps. 2,551,932, of which Ps. 375,559 are fees paid to our directors and alternate directors.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term.

We grant to our managers and Key Personnel (as defined herein) an annual bonus subject to our income; our Board of Directors determines the amount, form and time of payment of said bonus. Furthermore, the rest of the employees receive an annual bonus fixed by the trade union and accepted and paid by us.

Stock Option Plan

On September 25, 2006, our extraordinary general shareholders' meeting approved the creation of the "Socotherm Americas' Stock Option Plan for Directors and Employees of Socotherm Group" (the "Plan"), granting to certain Directors and executive officers of Socotherm Group, 2,700,000 options over our Class B Shares (the "Options"). On the same date, our shareholders decided to make available to the Board of Directors 300,000 additional Options to be timely granted, but before the maturity of the Plan on April 28, 2008. Therefore, an aggregate of 3,000,000 Class B Shares were allocated to the Plan, representing approximately 3.53% of our capital stock upon the completion of the Offering, assuming the subscription of all the New Shares.

The Options were granted for no consideration and entitle their holder to subscribe one (1) Class B Share for each granted Option. The Options may be exercised, prior to the maturity of the Plan, in the following manner: (i) 34% of the Options, on April 16, 2007, (ii) 33% of the Options, on October 16, 2007, and (iii) 33% of the Options, on April 16, 2008. The Plan sets forth the expiration of the Options which have not been exercised at their maturity. The same shall be deemed non-exercised and shall be extinguished reciprocally releasing the Company and the Option holders from their obligation and responsibilities and shall not be exercised by third parties. The exercise price of the Options for the acquisition of Class B Shares shall be the Subscription Price of the Offering.

The following table shows information about the beneficiaries of the Options granted under the Plan, the number of Options held by them and the companies for which they work: ....

Beneficiary	Options	Company	Beneficiary	Options	Company
Zenone Soave	400,000	Socotherm Americas S.A.	Horacio Hernandez	100.000	Socotherm Americas S.A.
César Mainetti	200,000	Socotherm Americas S.A.	Ricardo Schenkel	100,000	Socotherm Americas S.A.
Miguelangelo Thorne	200,000	Socotherm Americas S.A.	Juan C. Furneri	100,000	Socotherm Americas S.A.
Giovanni Portesan	150,000	Socotherm Americas S.A.	Armando Musi	100,000	Socotherm Americas S.A.
Carlos Collia	150,000	Socotherm Americas S.A.	Guillermo D'angelo	50,000	Socotherm Americas S.A.
Antonio Di Mascio	150,000	Socotherm Americas S.A.	Franco Marchiori	50,000	Socotherm Americas S.A.
Roberto Gozalvez	150,000	Socotherm Americas S.A.	Jorge Marciano	50,000	Socotherm Americas S.A.
Carlos Morla	100,000	Socotherm Americas S.A.	Juan A. Boari	50,000	Socotherm Americas S.A.
Adrian Andreani	100,000	Socotherm Americas S.A.	Fernando García	50,000	Socotherm Brasil S.A.
Pablo Baño	100,000	Socotherm Americas S.A.	Enrico Berti	50,000	Socotherm SpA
Enrique Mascarell	100,000	Socotherm Americas S.A.	Gianni Belettato	50,000	Socotherm SpA
Néstor Natoli	100,000	Socotherm Americas S.A.	Nicola Calvo	50,000	Socotherm Americas S.A.

Employees ....

As of June 30, 2006, we had 860 employees, 481 of whom work in Argentina. Of the employees working in Argentina, 35 work at our headquarters and the remaining 446 at our plants. At June 30, 2006, approximately 50% of our employees who work in Argentina were represented by the *Unión Obrera Metalúrgica* (Steel Workers Trade Union), whose agreements are applicable to Escobar and Campana plants, and by the *Unión Obrera de la Construcción de la República Argentina* (Argentine Republic Construction Trade Union), whose agreement is applicable to Valentín Alsina plant; these trade unions negotiate collective bargaining agreements setting forth minimum wages for all of its members. We maintain good relations with our union and non-union employees and have never experienced strikes or internal conflicts implying losses of working hours, efficiency or productivity. ....

The table below shows the number of employees for the last 3 fiscal years and the first half of 2006: ....

Employees	As of December 31,			As of June 30
	2003	2004	2005	2006
Argentina				
Payroll	337	336	348	357
Hired	94	56	198	124
Brasil	205	247	305	305
Venezuela	74	76	74	74
Total	**710**	**715**	**925**	**860**

Share Ownership ....

No member of our Board of Directors, the supervisory committee or any member of our senior management beneficially owns our shares. Notwithstanding the foregoing, our Chairman is the owner of the majority of the capital stock and votes of Socotherm and, therefore, we are indirectly controlled by him. ....

We do not have any agreement in force granting interests in our capital stock to our employees, except as set forth above under the caption "Stock Option Plan" ....

Information on Our Key Personnel and on the Key Personnel of Our Subsidiaries ....

The following table describes our key personnel and the key personnel of our subsidiaries ("Key Personnel"): .....

Name	Position	Company
Fernando Ulecia	Deep Water Project Manager	Socotherm Americas S.A.
Miguel A.F. Ariagno	Local Market Commercial Manager	Socotherm Americas S.A.
María Laura Ungaro	Research and Development	Socotherm Americas S.A.
Fernando Trujillo	Laboratory Chief	Socotherm Americas S.A.
Hugo Delichotti	Technical Office Chief	Socotherm Americas S.A.
Mariano Chiprut	Purchase Chief	Socotherm Americas S.A.
Adolfo García	Accounting and Reporting Chief	Socotherm Americas S.A.
Hugo Marcelo Coisson	Budget and Costs Chief	Socotherm Americas S.A.
Gustavo Fernandez Porto	Financial Chief	Socotherm Americas S.A.
Julio Polanco A.	Chief Executive Officer	Atlántida Socotherm S.A.
Victor Brazón	Administrative and Financial Manager	Atlántida Socotherm S.A.
Luiz Francisco Oliveira	Chief Executive Officer	Socotherm Brasil S.A.
Fernando García	Production Manager	Socotherm Brasil S.A.
Odair Cruz	Administrative and Financial Manager	Socobras Participaçoes Ltda.
Fernanda Pereira Leite	Legal Counsel	Socobras Participaçoes Ltda.

Audit Committee...

Our Audit Committee is comprised of three directors, two of which qualify as independent members in accordance with the CNV Rules, and of two alternate directors, one of which qualifies as independent member. ..

All the members of our Audit Committee, appointed by the Board of Directors' meeting held on May 3, 2006, in exercise of the duties delegated by the Shareholders' meeting, have been elected for a one-year renewable term. .

Pursuant to the CNV Rules, our Audit Committee is responsible for the performance of the duties that fall within its scope of authority, including, among others, the following: (i) delivering an opinion regarding the Board of Director's proposal of appointment of our external auditors and controlling their independent status; (ii) supervising the correct performance of our internal control and accounting systems; (iii) supervising the observance of our internal policies; and (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest. ....

The following table sets forth certain relevant information of the members of our Audit Committee, each of whom has terms that expire in April 2007: ....

Name	Position	Age	Year of Appointment	Independence
Alberto Moramarco	Member	60	2006	Independent
Carlos Morla	Member	63	2006	Non Independent
Zulema Santamarina	Member	51	2006	Independent
Juan A. Boari	Alternate Member	59	2006	Non Independent
José Luis Galliani	Alternate Member	59	2006	Independent

KARINA MAR
TRADUCTO
IDIOMA
MAT. T° XIII F° 41
INSCRIP. C.T.P.C

ELA GONS.
PUBLICA
CAP. FEDERAL
A. N° 4597

PRINCIPAL SHAREHOLDERS

As of June 30, 2006, our capital stock amounted to Ps. 70,000,000, represented by 70,000,000 Class A Shares, with a nominal value of Ps. 1.00 each, entitled to five votes per share. We are controlled by Socotherm, who holds a 95% interest in our capital stock. The remaining 5% belongs to Socotherm Services, an Irish company of Socotherm Group. After the Offering, assuming the subscription of all the New Shares, our capital stock will amount to 85,000,000 Shares represented by 70,000,000 Class A Shares and 15,000,000 Class B Shares. ....

The table below sets forth information concerning the ownership of our Shares as of June 30, 2006, and immediately after the completion of the Offering, for each of our principal shareholders:....................................

Shareholder	Number of Shares prior to the Offering		Current Interest		Interest after the Offering	
	Shares	Votes	Capital Stock	Votes	Capital Stock	Votes
Socotherm S.p.A.	66,500,000	332,500,000	95%	95%	78.24%	91.1%
Socotherm Services Ltd.	3,500,000	17,500,000	5%	5%	4.11%	4.8%

In December 2004, Socotherm acquired 22% of our Shares from the Andreani family, thus holding 84.5% of our capital stock and voting rights. This acquisition was made in cash, with the obligation of the Andreani family to buy in the Italian Stock Exchange shares in Socotherm for an amount equal to 50% of the aggregate price of the transaction, in accordance with a lock up agreement under which the shares could not be sold within a one-year term. ....

In June 2005, Socotherm acquired 15.5% of our Shares and voting rights from the Argentine minority shareholders having an interest in our capital stock. Socotherm acquired a 7.75% interest from Mrs. María Cristina Gallo and the remaining 7.75% from Eng. Mario Morales. The transaction was made in cash. As a result of this acquisition, Socotherm holds 100% of our shares entitled to vote. ....

In September 2005, in order to comply with the minimum requirement of two shareholders set forth by the Argentine Companies Law, Socotherm sold a 5% interest in our company to Socotherm Services. ....

Mr. Soave, our Chairman, holds, directly or indirectly, 58.761% of the capital stock and voting rights in Socotherm through the following interests: ....

- 57.308%, directly; and...
- 1.308% through Zenone Soave e Figli SRL (a company controlled by Mr. Soave). ....

Shares held in the country and abroad. Number of shareholders registered in Argentina and abroad ....

Both Socotherm and Socotherm Services are registered as foreign investors in Argentina. Furthermore, 100% of our shares are in book-entry form. ....

ELA GONSE
PUBLICA
ES
CAP. FEDERAL
A. Nº 4597

KARINA MARC
TRADUCTOR
IDIOMA I
MAT. Tº XIII Fº 411
INSCRIP. C.T.P.C

RELATED PARTY TRANSACTIONS

We have a technical assistance agreement with Socotherm regarding technology. This agreement provides that we shall pay, in consideration for the technical assistance received, a 1% royalty over the invoicing of all the coatings developed by Socotherm. Furthermore, we have entered into coating agreements in Argentina for Socotherm, who has subcontracted our services. Moreover, we conduct transactions with Socotherm regarding raw materials, spare parts and inputs at market value and send qualified staff to collaborate with Socotherm in agreements awarded to the later in different parts of the world, including, without limitation, Greece, Kazajstan and Nigeria. Fees accrued in our favor for these services amounted to US$3,273,947 during the 2003 fiscal year, US$1,475,086 during the 2004 fiscal year, US$5,875 during the 2005 fiscal year and US$7,359 during the six-month period ended June 30, 2006. Fees accrued in favor of Socotherm amounted to US$224,199 during the 2003 fiscal year, US$277,173 during the 2004 fiscal year, US$487,598 during the 2005 fiscal year and US$449,050 during the six-month period ended June 30, 2006.

We have conducted certain transactions with Socotherm regarding equipment, spare parts and labor for "Kizomba" projects developed by Socotherm in Angola. Fees accrued in our favor for these services amounted to US$102,648 during the fiscal year ended December 31, 2004 and US$115,409 during the fiscal year ended December 31, 2005.

Brazil

We have supplied to Socotherm Brasil the equipment and management necessary for its operations supported by Tenaris Confab administrative structure. Furthermore, there is an agreement under which Socotherm Brasil pays royalties to us in connection with the transfer of technology; said royalties are equal to 2.5% of the anticorrosive coatings and 4% of the special coatings invoiced by Socotherm Brasil.

In addition to the machinery contributed at the start-up, we have sold to Socotherm Brasil an internal coating plant, equipment for Ponta do Ubú thermal coating plant and a reinforce concrete coating plant, raw materials, spare parts, inputs and services.

Fees accrued in our favor for such services amounted to US$851,543 during the 2003 fiscal year, US$798,377 during the 2004 fiscal year, US$4,381,162 during the 2005 fiscal year and US$1,347,181 during the six-month period ended June 30, 2006. Fees accrued in favor of Socotherm Brasil amounted to US$25,838 during the 2002 fiscal year, US$16,638 during the 2003 fiscal year, US$10,496 during the 2004 fiscal year, US$21,397 during the 2005 fiscal year and US$31,566 during the six-month period ended June 30, 2006.

Venezuela

We conduct transactions with Atlántida Socotherm regarding raw materials, spare parts and inputs. Aggregate fees accrued in our favor for such services amounted to US$29,410 during the 2003 fiscal year, US$5,515 during the 2004 fiscal year, US$21,168 during the 2005 fiscal year and US$8,013 during the six-month period ended June 30, 2006. Fees accrued in favor of Atlántida Socotherm amounted to US$57,240 during the 2003 fiscal year and US$900 during the 2004 fiscal year.

Furthermore, the following transactions with other subsidiaries and/or affiliates should be highlighted:

i. We received technical assistance in connection with a certain thermal coating project from Socologstor (Italy), a company controlled by Socotherm;

ii. We have sent technical staff to collaborate with APC Socotherm (Australia) in special projects;

iii. We have sent machinery and equipment to Socotherm West Africa in connection with "Bonga" and "ERHA" projects, as well as specialized personnel to jointly conduct the manufacturing process; and

iv. We are providing specialized labor to Socotherm Middle East in connection with "Dolphin" Project in Qatar.

Aggregate fees accrued in our favor for services provided to other related companies amounted to US$181,973 during the 2003 fiscal year, US$1,003,125 during the 2004 fiscal year, US$2,023,463 during the 2005 fiscal year and US$2,499,299 during the six-month period ended June 30, 2006. Fees accrued in favor of related companies amounted to US$15,195 during the 2003 fiscal year, US$29,004 during the 2004 fiscal year and US$59,931 during the 2005 fiscal year.

Payment of Dividends

Pursuant to the resolutions of our Board of Directors' meetings held on May 30, 2006 and October 13, 2006, we have paid to our shareholders, Socotherm and Socotherm Services, dividends approved by our general shareholders' meetings held on September 2, 2005 and April 10, 2006, which were pending payment as of such date, through the issue of promissory notes. The aggregate sum of these dividends amounts to Ps. 39,677,959.34, and, in payment thereof, we have delivered: (i) 5 promissory notes issued in favor of Socotherm (which, in the aggregate, amount to Ps. 38,177,959.34 and mature between January 2, 2009 and June 1, 2011) and (ii) 5 promissory notes issued in favor of Socotherm Services (for an aggregate amount of Ps. 1,500,000, maturing between January 2, 2009 and June 1, 2011). The promissory notes issued by us include interest at 6.93%, equal to LIBOR as of May 30, 2006 (5.43%) plus 1.5%.

Furthermore, it should be highlighted that pursuant to the resolutions of said Board of Directors' meetings, the maturity dates of the promissory notes were set forth in accordance with the projected cash flows arising out of our business plan, in order to allow for the adequate repayment thereof.

Finally, both shareholders have expressly consented the cancellation of dividends through promissory notes and the applicable novation of the debt in their favor.

A MARCEL
ADUCTORA PU
IDIOMA INGLE
XIII F° 411 CA
IP. C.T.P.C.B.A.

EXPERTS AND ADVISORS INTEREST

No experts and/or advisors were hired upon a contingent basis nor are holders of a significant amount of our shares or of the shares of our subsidiaries, and no experts and/or advisors have a significant economic interest in the Company or in our subsidiaries...

KARINA MARCEL
TRADUCTORA P
IDIOMA INGL
MAT. T° XIII F° 411 CA
INSCRIP. C.T.P.C.B.A

GONSÉ
-ICA
FEDERAL
° 4597

FINANCIAL INFORMATION

Financial Statements and other Financial Information

The following financial statements of our Company are attached as exhibits to this Offering Memorandum:

A.II. Annual Report and Financial Statements as of December 31, 2003 compared to the previous fiscal year.
A.III. Annual Report and Financial Statements as of December 31, 2004 compared to the previous fiscal year.
A.IV. Annual Report and Financial Statements as of December 31, 2005 compared to the previous fiscal year.
A.V. Financial Statements as of and for the six-month period ended June 30, 2006.

Annual financial statements included in this Offering Memorandum, as well as interim financial statements, have been audited by or subject to the limited review of Deloitte & Co. S.R.L., independent public accountants, as indicated in their reports included herein.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations. Notwithstanding the foregoing, two administrative proceedings filed with tax authorities are described below:

Ex-Officio Assessment of Turnover Tax by the Revenue Board of the Province of Buenos Aires

On September 22, 2000, the Revenue Board of the Province of Buenos Aires (*Dirección Provincial de Rentas de la Provincia de Buenos Aires*) served us with a notice communicating the commencement of a turnover tax ex-officio assessment proceeding for the 1998-February 2000 fiscal period, alleging partial non-compliances in the payment of such tax. Subsequently, said authority served us a second notice communicating the commencement of a turnover tax ex-officio assessment proceeding for the 1995-1998 fiscal period. In both cases, the Revenue Board alleges that we do not carry out industrial activities but provide a service on goods manufactured by third parties (steel pipes).

We filed our answers in due time and manner (October 5 and 29, 2001) objecting the charges attributed to us. We submitted evidence supporting our position.

Finally, in December 2001, the Revenue Board of the Province of Buenos Aires issued a resolution confirming the turnover tax ex-officio assessment of Ps. 3,430,490 (nominal value) for the 1995-February 2000 period and applying a fine pursuant to section 52 of the Tax Code of the Province of Buenos Aires. On January 17, 2002, we filed an appeal against said resolution with the Tax Appeal Court of the Province of Buenos Aires.

If the appeal is rejected by the Tax Appeal Court of the Province of Buenos Aires, we shall have to pay the tax (except in the event of a preliminary injunction), together with interest accrued thereon.

In the event that the Tax Appeal Court of the Province of Buenos Aires issues an unfavorable resolution, we could file an appeal with the administrative court of such jurisdiction, and, if such court issues a judgment in our favor, we shall be reimbursed for the amount paid as a result of the unfavorable judgment issued by the Tax Appeal Court of the Province of Buenos Aires.

We understand that our activity is recognized in several spheres as a transformation industry, and we estimate that we can obtain a favorable judgment from the Tax Appeal Court of the Province of Buenos Aires.

Challenge to a Tax Deferral made by us as a result of our interest in a company promoted by Law No. 22,201 (Xante S.A.)

In May 2003, we made a capital contribution of Ps. 5,425,500 as a progress payment for the acquisition of a 23% interest in Xante, a company promoted by Law No. 22,021 engaged in the production of olive in the Province of La Rioja. The capital contribution made authorized us to defer taxes, under the terms of Law No. 22,021, for an amount equal to the contribution made in Xante.

Subsequently, the Tax Authority challenged the tax deferral made by us alleging that Xante's industrial promotion regime had been terminated. In response thereto, Xante challenged with the AFIP-DGI the resolution of the Tax Authority which declared the termination of the promotional benefits and we, based on Xante's arguments, challenged the rejection of the deferrals.

As a result of the challenge filed by Xante, the AFIP-DGI revoked the termination of the tax benefits in favor of Xante, alleging that the revocation of them had been inaccurately declared.

We sent a copy of the resolution issued in Xante's docket to the AFIP office hearing this claim, in order for such office to be informed about the revocation of the resolution terminating Xante's benefits. Since the rejection of our deferrals was based upon the termination of the promotional benefits of Xante, we expect that the same will happen as regards our deferrals.

Therefore, we believe that the probabilities of success of the challenge of the tax deferral made by us are low.

Dividends Policy

Our by-laws do not include specific provisions as regards dividends. Although we do not have a formal dividend policy governing the amount and payment of dividends, we intend to pay dividends to the greater extent possible, within the limits set forth in the Argentine law.

All Shares of our capital stock rank *pari passu* with respect to the payment of dividends. As of the date of the Offering, we do not have any preferred shares outstanding.

Since the incorporation of our company until the date hereof, we have distributed, in average, 48% of the annual income as dividends.

Notwithstanding the foregoing, and although we intend to pay dividends as in previous years, we cannot assure their actual distribution in the future.

Significant Changes

There has been no significant change in our company or in our operations since the date of the interim financial statements as of and for the six-month period ended June 30, 2006.

OFFERING AND LISTING

New Shares. Characteristics

We are offering up to 15,000,000 new Class B shares of common stock, in book-entry form, with a nominal value of Ps. 1 (one Peso) each and the right to 1 (one) vote per share (indistinctly, the "New Shares" or the "Class B Shares"), to be issued as a result of a capital increase authorized by our Shareholders' Meeting and by resolutions of our Board of Directors' meetings held on September 25 and October 13, 2006.

The New Shares will represent, upon the completion of the Offering and assuming the subscription of 100% of the shares, 17.65% of our capital stock.

Voting Rights and Dividends Right of the New Shares

All the holders of our New Shares shall be entitled to one vote per share, pursuant to the provisions of our by-laws under the Argentine Companies Law. The holders of our Class A Shares are entitled to five votes per share.

To exercise their voting rights, foreign companies that own shares in our Company are required to register with the Public Registry of Commerce. See "Additional Information – Voting Rights".

Investors acquiring New Shares shall be entitled, to the same extent that our current shareholders, to receive dividends, if any, declared and paid with respect to the Shares outstanding as of the issue date, including, without limitation, the right to receive dividends declared, if applicable, by our shareholders' meeting pertaining to the 2006 fiscal year. Cash dividends shall be paid in Pesos through Caja de Valores. See "Financial Information – Dividends Policy".

Price/Book Value Relationship

The book value of our Shares amounts to Ps. 1.19 per share. The book value derives from the shareholders' equity as of June 30, 2006, in accordance with our financial statements as of such date (Ps. 83,480,744) divided by the number of our shares outstanding as of such same date (70,000,000 Shares).

Subscription Price of the New Shares

The subscription price of the New Shares shall be fixed by our Board of Directors (in exercise of the powers delegated upon it by our Shareholders' Meeting, which shall fix a price range between a minimum of Ps. 7 and a maximum of Ps. 13) or by one of our officers upon which our Board of Directors has subdelegated such power, in a price range between a minimum of Ps. 7.94 and a maximum of Ps. 8.84 which, for indicative purposes (the "Indicative Range") has been established by the Board of Directors' meeting held on October 13, 2006 (the "Subscription Price"), based on the demand curve to be calculated in accordance with the subscription forms received during the Offering. The Board of Directors may (but shall not be obliged to) receive and accept offers that are not within the Indicative Range provided that they are included within the limits set forth by the Shareholders' Meeting.

Therefore, all the New Shares may be acquired at the Subscription Price, which shall be informed by us to the Buenos Aires Stock Exchange at the beginning of the Trading Business Day following the day of the fixing of the price, for its publication in the Daily Bulletin of such institution.

Preemptive and Accretion Rights

In accordance with the resolutions adopted by our Shareholders' Meeting, our shareholders have waived their preemption and accretion rights (in accordance with the provisions of the Argentine Companies Law) with respect to the New Shares, in order to allow for the public offering thereof by the Underwriters.

Our Capital Stock Prior to and After the Offering

Our capital stock consists of 70,000,000 common, book-entry Class A shares, with a nominal value of one Peso (Ps. 1) each and the right to five (5) votes per share. Each share of our capital stock represents the same economic interest.

Pursuant to the decision to increase our capital stock passed by our Shareholders' Meeting, immediately upon the completion of the Offering, and assuming the full subscription of the New Shares by the investing public, our outstanding share capital will consist of 70,000,000 Class A Shares and 15,000,000 Class B Shares.

Risk Rating

Standard & Poor's International Ratings, LLC, Argentine Branch, assigned a "2" rating to our New Shares. See "Risk Rating" in this Offering Memorandum.

Authorizations

The public offering of our Shares was authorized by the CNV on November 1, 2006, through Resolution No. 15,491 of its Board of Directors. Furthermore, on May 5, 2006, we requested authorization from the Buenos Aires Stock Exchange to list our capital stock.

Jurisdiction

Pursuant to section 38 of Decree No. 677/2001 and General Resolution No. 400 of the CNV and applicable rules, the Arbitration Court of the Buenos Aires Stock Exchange shall have competence to hear all the matters raised by the shareholders in relation to our company. Furthermore, the ordinary courts of the City of Buenos Aires shall also be competent.

Withdrawal from Public Offering

If we decide to make a voluntary withdrawal from public offering and/or delisting, we shall follow the proceeding set forth by the CNV and the Buenos Aires Stock Exchange and we shall make a mandatory Public Offering for the Acquisition of our shares, pursuant to Decree No. 677/2001 and supplementary rules.

RISK RATING

On August 29, 2000, the Argentine Executive Branch issued Decree No. 749/00 eliminating the requirement of Decree No. 656/92 as regards the securities rating by two Rating Agencies before authorizing the public offering. Notwithstanding the foregoing, issuers have the power to request the rating of the securities to be issued. We have requested Standard & Poor's International Ratings, LLC, Argentine Branch, to rate our New Shares. ....

On October 9, 2006, Standard & Poor's assigned a 2 rating to our New Shares; pursuant to such rating agency, such rating means that the shares have: ....

- Good Capacity to Generate Revenues. The capacity to generate revenues might be slightly affected in the event of significant changes in their specific market and/or in the financial markets. ....

- Medium Liquidity. Includes such shares which approximately rank in the second third of the average daily volume for the transaction year in the Market(s)..

PLAN OF DISTRIBUTION

We have decided to offer the New Shares to the general investing public, as described in this Offering Memorandum, through HSBC Valores S.A. Sociedad de Bolsa and Santander Sociedad de Bolsa S.A., as underwriters (the "Underwriters"). HSBC Bank Argentina S.A. and Banco Río de la Plata S.A., shall act as arrangers of the Offer (the "Arrangers"). In this regard, on the last Trading Business Day of the Subscription Period, we and the Underwriters shall enter into an underwriting agreement in connection with the offering of the New Shares at the Subscription Price (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the Underwriters will agree to purchase, jointly, all the New Shares at the Subscription Price, after deducting the underwriting fees set forth therein.

The domicile of the Arrangers is: (i) HSBC Valores S.A. Sociedad de Bolsa: Avenida de Mayo 701, 24° floor, C1O84AAC, City of Buenos Aires, Argentina; and (ii) Banco Río de la Plata S.A.: Bartolomé Mitre 480, 14° floor, C1036AAH, City of Buenos Aires.

The domicile of the Underwriters is: (i) HSBC Bank Argentina S.A.: Avenida de Mayo 701, 24° floor, C1O84AAC, City of Buenos Aires, Argentina; and (ii) Santander Sociedad de Bolsa S.A.: Bartolomé Mitre 480, 8° floor, C1036AAH, City of Buenos Aires, Argentina.

In addition, and pursuant to the provisions of the Underwriting Agreement, the Underwriters have the power and intend to appoint one or more well-known institutions in the local capital market to act as sub-underwriters of the Offering, and to that purpose they shall timely enter into with said institutions a sub-underwriting agreement regarding the New Shares.

The subscription of the New Shares shall be made in only one tranche during the Subscription Period. To such effect, we shall receive irrevocable subscription orders for the New Shares from individuals and legal entities, specifying the price at which they intend to underwrite the New Shares, within the parameters set forth in this Offering Memorandum.

The Underwriters shall be in charge of the preparation of the offering book and shall keep a register of the irrevocable subscription orders received, identifying the potential investors, the amount of New Shares requested, the price at which they intend to underwrite the New Shares requested and any other relevant information.

We, or the Underwriters, may reject the irrevocable subscription orders if Law No. 25,246 on Money Laundering and related laws are violated. For more information, see "Notice to Investors Regarding Money Laundering." Persons submitting forms for the subscription of New Shares must cooperate with the Underwriters through the submission of information, delivery of documents and reports, as well as through the furnishing of all such data necessary and/or appropriate for the Underwriters to comply with the obligations herein set forth.

To offer the New Shares to the general investing public, the Underwriters shall distribute the Offering Memorandum and may, but shall not be obliged to: (i) hold group or individual meetings; (ii) publish notices offering the New Shares; (iii) make personal offerings (by phone, by e-mail or by other means); and/or (iv) use any other appropriate disclosure proceeding agreed with us. All the underwriting efforts shall be aimed to people in general or to specific sectors or groups.

The Underwriters shall place the New Shares through the book building system, based on the irrevocable subscription orders received from potential investors. The book building system consists in the creation of a demand curve or table composed by all the investors who requested the acquisition of New Shares. The Subscription Price shall be determined by us, jointly with the Underwriters, based on, without limitation, the prices offered by such persons requesting the acquisition of New Shares.

We may abandon the Offering if we do not receive irrevocable subscription orders for the New Shares for such an amount which, considering the resulting economic equation, makes the Offering not convenient. Such decision shall not entitle the offerees to receive any kind of indemnity.

Finally, we, Socotherm and Socotherm Services have agreed with the Underwriters that, subject to certain exceptions, none of us, Socotherm and Socotherm Services shall offer, sell, enter into agreements to sell or otherwise dispose of, nor shall make any hedging transaction with respect to the Shares or the securities convertible into, or subject to the exercise of an option or exchangeable for the Shares, during a 180-day period as from the date of execution of the Underwriting Agreement, without the prior written consent of the Underwriters.

MARKETS

Introduction

Until the date of this Offering Memorandum, there was no public market for our Shares in the Argentine Republic or in any other country. On May 5, 2006, we requested authorization to list our capital stock in the Buenos Aires Stock Exchange.

The Argentine Securities Market

There are ten stock exchanges in Argentina: Buenos Aires, Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, and Tucumán. Six stock exchanges in Argentina have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja. Securities listed on these exchanges include both corporate equity and bonds and government securities.

The principal and oldest exchange for the Argentine securities market is the Buenos Aires Stock Exchange. Currently, the Buenos Aires Stock Exchange is the fourth largest exchange in Latin America in terms of market capitalization. The Buenos Aires Stock Exchange started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Bonds listed on the Buenos Aires Stock Exchange may also be listed on the Mercado Abierto Electrónico (the "Argentine over-the-counter market", or "MAE"). As a result of an agreement between the Buenos Aires Stock Exchange and the MAE, equity securities are traded exclusively on the Buenos Aires Stock Exchange and debt securities (both public and private) are traded on both the MAE and the Buenos Aires Stock Exchange.

In addition, through an agreement with the Buenos Aires Stock Exchange, all of the securities listed on the Buenos Aires Stock Exchange are authorized to be listed and subsequently traded on the exchanges located in Córdoba, Rosario, Mendoza, La Plata and Santa Fe. As a result, many transactions that originate on these exchanges relate to companies listed on the Buenos Aires Stock Exchange and these trades are subsequently settled in Buenos Aires.

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in most cases the controlling shareholders retain the majority of a company's capital stock. This results in only a relatively small percentage of most companies stock being available for active trading by the public on the Buenos Aires Stock Exchange. Even though individuals have historically constituted the largest group of investors in Argentina's equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Although Argentine pension funds represent an increasing percentage of the Buenos Aires Stock Exchange trading activity, *fondos comunes de inversión*, or Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 91 companies had equity securities listed on the Buenos Aires Stock Exchange as of December 31, 2005, the ten most traded companies on the Buenos Aires Stock Exchange accounted for approximately 81.6% of the total trading value during 2005. Furthermore, on September 15, 2006, the companies that have equity securities listed on the Buenos Aires Stock Exchange rose to 104.

The Buenos Aires Stock Market (*Mercado de Valores de Buenos Aires*, or "MERVAL"), is affiliated with the Buenos Aires Stock Exchange, and is the largest stock market in Argentina. The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each Trading Business Day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through a Sistema Integrado de Negociación Asistida por Computación ("SINAC"). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effected through SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities. These trades are reported on the MAE.

In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15-minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10-minute successive suspension periods. MAE operates a similar system that suspends the negotiation of debt securities of a particular issuer for 30 minutes when the price of the debt security registers a 10% price variation against the closing price on the previous day. If after the 30-minute suspension the price of the debt security increases or decreases an additional 5% against the closing price on the previous day (totaling a 15% variation against the closing price on the previous day), the trading of

the debt security is suspended for the rest of the day. Trading on the issuer's debt securities is resumed on the following day.

Regulation of the Argentine Securities Market

The CNV is a governmental entity that oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies, mutual funds and clearinghouses. Public offerings and the trading of futures and options are also under the jurisdiction of the CNV. Argentine pension funds and insurance companies are regulated by separate government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates securities exchanges, stockbrokers, market operations and public offerings of securities.

Most debt and equity securities traded on the exchanges and the over-the-counter market must, unless otherwise instructed by the shareholders, be deposited with Caja de Valores S.A., which is a corporation owned by the Buenos Aires Stock Exchange, the MERVAL and certain provincial exchanges. Caja de Valores acts as a clearinghouse for securities trading, provides central depository facilities for securities, and acts as a transfer and paying agent. Caja de Valores also handles settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system.

Although in the first half of the 1990s changes to the legal framework were introduced permitting the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is a relatively low level of regulation of the market for Argentine securities and investors' activities in that market, and enforcement of existing regulatory provisions has been extremely limited. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 took effect on June 1, 2001. The decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of "security"; governs the treatment of negotiable securities; obligates publicly listed companies to form audit committees comprised of three or more members of the board of directors, the majority of whom must be independent under CNV regulations; authorizes market stabilization transactions under certain circumstances; governs insider trading, market manipulation and securities fraud; and regulates going private transactions and acquisitions of voting shares, including controlling stakes in public companies.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements established by the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the corresponding stock exchange. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding stock exchange.

DILUTION

Below is the detail of the immediate dilution amount and percentage that would result from the Offering, expressed as a difference between the price offered per share and the net book value per share for securities of a similar class. ....

For the purposes of this calculation, we have taken as parameter the minimum and maximum value per each New Share (Ps. 7.94 and Ps. 8.84), pursuant to the Indicative Range set forth by our Board of Directors under the powers delegated upon it by the Shareholders' Meeting: ....

Item	Capital Stock (in Pesos-nominal value)	Shareholders' Equity		Book value per share	
		Ps. 7.94	Ps. 8.84	Ps. 7.94	Ps. 8.84
Value in accordance with our Financial Statements as of June 30, 2006	70,000,000	83,480,744	83,480,744	1.19	1.19
Capital increase due to the issue of the New Shares	15,000,000	119,100,000	132,600,000	--	--
Total	85,000,000	202,580,744	216,080,744	2.38	2.54

There is no significant difference between the Subscription Price of the New Shares under the Offering and the price paid by related persons for Shares acquired by them in transactions which took place during the last five (5) years, nor there are any rights vested in our directors or executive officers to acquire said Shares, except for the Options on our Class B Shares described under the caption "Directors, Senior Management and Employees – Stock Option Program". ....

EXPENSES OF THE ISSUE

We shall bear the issue and underwriting expenses related to the New Shares, which shall be of approximately Ps. 520,000 in the aggregate, before deducting underwriting fees. The table below sets forth the most relevant expenses:..

Expenses	Amount (in Ps.)
Printing expenses..	36,000
Legal fees and expenses	260,000
Rating fees and expenses..	12,000
Assessment fees and expenses..	182,000
Miscellaneous costs	30,000
Total...	Ps. 520,000

All the amounts in the table are estimated...

Commissions...

The New Shares shall be awarded at the Subscription Price, which shall be fixed in accordance with the provisions set forth in this Offering Memorandum. The aggregate amount of underwriting commissions for the New Shares which shall be paid to the Underwriters shall be of approximately Ps. 3.5 million to Ps. 3.8 million, of the aggregate proceeds which we estimate to receive from the subscription of the New Shares. Furthermore, the Underwriters shall receive a commission of approximately Ps. 0.23 to Ps. 0.26 per underwritten Offered Shared...

ADDITIONAL INFORMATION

Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our by-laws, the Argentine Companies Law and certain related laws and regulations of Argentina, all as in effect as at the date hereof. The following description of our share capital does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Argentine Companies Law and the provisions of other applicable Argentine laws and regulations, including the CNV Rules and the Buenos Aires Stock Exchange rules.

Description of Share Capital

Our share capital prior to this Offering consists of Ps. 70,000,000, represented by 70,000,000 common, book-entry Class A shares, with a nominal value of one peso (Ps. 1) each and the right to five votes per share (the "Class A Shares"), all of which are outstanding and fully paid. After the completion of the Offering, and assuming the subscription of 100% of the New Shares, our share capital will consist of 70,000,000 Class A Shares and 15,000,000 Class B Shares. In accordance with our by-laws, we may issue different classes of shares of common stock entitled to one to five votes per share. However, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share.

Pursuant to our by-laws, Class A Shares transferred to third parties after the public offering of the Company shall be converted in Class B Shares. For this purpose, "third party" shall mean any person who is not under common control with us, nor controls or is controlled by us, directly or indirectly.

As of June 30, 2006, our subscribed and paid in capital amounts to Ps. 70,000,000.

The New Shares will be issued pursuant to the resolutions of our Shareholders' Meeting and Board of Directors' Meeting held on September 25, 2006. The public offering of the New Shares has been authorized by Resolution No. 15,491of the CNV, dated as of November 1, 2006. On May 5, 2006, we requested authorization to list our share capital in the Buenos Aires Stock Exchange.

Form and Transfer

Our current share capital is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by *Caja de Valores* in the shares registry of the company carried by *Caja de Valores* or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with *Caja de Valores*, or with the participants of *Caja de Valores*. *Caja de Valores* is in charge of maintaining a shares registry on our behalf based on information received from (i) shareholders that choose to hold their shares directly by registration on the shares registry of the company and (ii) participants of *Caja de Valores*. In accordance with Argentine law, only those holders listed in the shares registry either directly or through participants of *Caja de Valores* will be recognized as shareholders. Shares held by participants of the *Caja de Valores* have the same rights as shares recorded in our shareholders' register.

Memorandum of Association and By-laws

We are corporation incorporated on October 3, 1989 as a *sociedad anónima* under the Argentine Companies Law for a 99-period and registered on November 17, 1989 with the Public Registry of Commerce of Neuquén, under No. 233, F° 1027/1035, Volume VII. Subsequently, on December 5, 1994, after a bylaws amendment which, among other things, changed our domicile, we were registered with the Public Registry of Commerce of the City of Buenos Aires (*Inspección General de Justicia*) under No. 12585, Book 116, Volume "A" of *Sociedades Anónimas*.

Optional Statutory Regime of Compulsory Public Tender Offer

On October 25, 2006, Mr. Zeno Soave, current Chairman of the Company and principal shareholder of Socotherm, sent a letter to the Issuer by means of which he undertook to intend that Socotherm, in its capacity as principal shareholder of the Company, makes the necessary corporate acts in order for (i) the Company, within the maximum 90-day term as from the issue date of the New Shares, to call a shareholders' meeting to decide its adhesion to the "Optional Statutory Regime of Compulsory Public Tender Offer" set forth in section 24 and applicable sections of the Public Offer Transparency Decree No. 677/2001 and its regulatory rules, of the Argentine Republic (the "Regime of Compulsory Public Tender Offer") and (ii) Socotherm to vote in favor of such adhesion to the Regime of Compulsory Public Tender Offer.

Provisions of the By-Laws Regarding Directors ....

Notwithstanding the supplemental application of the Argentine Companies Law, our By-laws do not include any provision governing the power of our directors to: (a) vote any proposal, agreement or contract under which the director has a personal interest, (b) in the absence of independent quorum, vote a compensation for them or for any member of the management, and (c) borrow money. Our By-laws do not oblige our directors to retire upon reaching a certain age nor require them to hold a certain amount of shares to act in such capacity. ....

Corporate Purpose ....

The new text of our by-laws, approved by our Shareholders' Meeting and registered with the Public Registry of Commerce, sets forth in its fourth article that our corporate purpose is to carry out, either directly and/or through third parties and/or in association with third parties, in Argentina and/or abroad, the following activities: (a) business activities: import or export, purchase and sale of goods, personal properties, self-moving properties, machinery, goods in general and products of any kind and, particularly, purchase and sale goods related to the construction and coating of pipes and pipelines of any kind; (b) industrial activities: manufacture of elements, parts or components related to the industry in general and to the anticorrosive protection in particular; (c) services: any supply of services and, in particular, those related with the maintenance and coating of pipes and pipelines of several kinds; (d) transportation activities: transport of any type of goods and, in particular, pipes and elements related to the coating and construction of pipelines; (e) construction activities: any type of civil works, particularly oil and gas pipelines, whether private or public; and (f) investment activities: participate, either on our own account or on account of, or in association with, third parties, in Argentina or abroad, whether directly or indirectly, in business through firms or companies, whether through direct share interests, controlled companies, corporate or business agreements, associations or joint ventures or other means or forms, particularly related, but not limited to, the energy sector. All the activities exclusively reserved to financial institutions or to mutual investment funds are excluded, pursuant to the provisions of the applicable laws and regulations. To such end, we have full legal capacity to carry out any act, enter into agreements, grant securities (both real and personal) and complete transactions directly or indirectly related with the corporate purpose, including the capacity to sue and be sued, both as plaintiff or defendant, in any applicable forum or jurisdiction. ....

Dividends ....

Our by-laws does not include specific provisions as regards dividends. ....

Capital Increase and Reduction ....

We may increase our capital without any limitation upon authorization of the shareholders at an ordinary meeting. Capital increases do not require the amendment of the by-laws, but must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Furthermore, and in accordance with section 4 of Chapter V of the CNV Rules, the by-laws may indicate that the shareholders' equity shall be stated in the financial statements according to the increases registered with the Public Registry of Commerce, being able to omit the recording of the amount. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and, unless such reduction is made with net revenues, unallocated income or available reserves, may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or in the absence of such payment or collateral, after the maturity of the 20-day period set forth by the law for the attachment by the non-consenting creditors. Reduction is mandatory when losses have exceeded reserves and at least 50% of the stated capital. ....

IARCELA G
ICTORA PUBLIC
CMA INGLES
F° 411 CAP. FE
C.T.P.C.B.A. N°

Voting Rights ....

Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders, except in the legal events in which the multiple vote is not applicable, and each Class B share entitles the holder thereof to one vote per share. Pursuant to Argentine applicable law, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. Furthermore, pursuant to our by-laws, Class A Shares shall be converted in Class B Shares when they are transferred to third parties, if the company is admitted as a public company. For this purpose, "third party" shall mean any person which is not under common control with us, nor controls or is controlled by us, directly or indirectly. ....

Under the Argentine Companies Law, foreign companies that hold shares in an Argentine company must register with the Public Registry of Commerce to exercise certain shareholder rights, including voting rights. The registration with the Public Registry of Commerce requires the filing of corporate and accounting documents in

order to demonstrate that the main activity of the principal shareholders of the foreign company is conducted outside of Argentina.

Conflicts of Interest

Pursuant to the Argentine Companies Law, a shareholder that votes on a business transaction in which its interest conflicts with that of our company shall be liable for damages, but only if the transaction would not have been approved without its vote.

Furthermore, the Argentine Companies Law provides that a director having an interest in conflict with that of our company in a commercial transaction, must notify the Board of Directors and the Supervisory Committee in that regard, and must refrain from participating in the applicable resolution. If a director violates such legal provision, it shall be liable for damages.

Cumulative Voting

Under applicable Argentine laws, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled on the Board of Directors. If at least one shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders' meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. No candidate may be elected to fill a vacancy by cumulative or non-cumulative voting without obtaining votes equal to the majority of the non-cumulative votes casted in respect of such vacancy. In the event of a tie between two candidates, the Argentine law sets forth the proceeding for a run-off election.

Shareholders' Liability

Shareholders' liability for losses of a company is limited to the value of their shareholdings in the company. However, under Argentine Companies Law, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company's by-laws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also "Risk Factors— Our shareholders may be subject to liability for certain votes of their securities."

Redemption and Other Provisions

Our shares are subject to redemption in connection with a voluntary capital reduction, which must be approved at an extraordinary shareholders' meeting. Shares are also subject to redemption in connection with a mandatory capital reduction. Any shares so redeemed must be cancelled by us. We may repurchase our stock with retained earnings or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business, justifying such decision in the next ordinary shareholders' meeting. Furthermore, we may repurchase our shares held by other company with which we merge or to contribute to the assets of any other company to be acquired. In both cases, we must resell the purchased shares within one year (which term may be extended through a resolution of the shareholders' meeting) and must give shareholders a preemptive right to purchase the shares. Any share repurchased by us shall not be included in the determination of the quorum or majorities.

Preferred Shares

Our by-laws set forth that we may issue preferred shares through a resolution approved by the ordinary shareholders' meeting in accordance with the applicable regulations. Preferred shares may or may not be entitled to vote and will have a preferential dividend, cumulative or not, with or without additional participation in our revenues, in accordance with the resolution of the shareholders' meeting authorizing the issue thereof. At present, we have no preferred shares outstanding.

Appraisal Rights

Whenever our shareholders approve (i) a spin-off or merger in which we are not the surviving corporation, unless the shares our shareholders receive as a result of such spin off or merger are publicly traded or listed, (ii) the change of our corporate legal status, (iii) a fundamental change in our corporate purpose, (iv) change of our

domicile outside of Argentina, (v) voluntary withdrawal from public offering, (vi) the delisting or mandatory cancellation of the public offering authorization, or (vii) a total or partial recapitalization following a mandatory reduction of our capital, any shareholder that voted against such action or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the periods set forth herein. The appraisal rights must be exercised within the five (5) days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within fifteen (15) days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders' meeting held within seventy-five (75) days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except in the event of voluntary withdrawal from public offering, rejection of the public offering or listing or continuation following the cancellation of the public offering or delisting, in which case the payment period is reduced to sixty (60) days from the resolution date.

Voluntary Withdrawal from the Public Offering Regime

Pursuant to section 2 of Chapter X of the CNV Rules, companies that decide to withdraw from the public offering regime shall include the issue as an express item of the agenda of an extraordinary shareholders' meeting, complying with the quorum and majorities set forth in the rules of the self-regulated entities, if applicable.

Furthermore, section 3 of such Chapter provides that when the voluntary withdrawal affects the Company's shares, the following provisions shall be applied: a) if the company proposes a public tender offer, in accordance with the terms of section 31 of the Transparency Rules for the Public Offering of Securities set forth in Decree No. 677/01, the decision shall be adopted as a special item in the agenda of the shareholders' meeting considering it; b) within the term and in the manner set forth in section 71 of Law No. 17,811, the board of directors shall make available to the shareholders, and shall send a copy to the CNV and to the self-regulated entity at which the shares are traded, a report including a broad and grounded comment regarding the convenience for the company of the proposed withdrawal; c) the public tender offer shall be governed by the provisions set forth in Chapter XXVII of the CNV Rules; d) if applicable, the notices shall include the decision of the controlling individual or legal entity as regards the launching of a public tender offer; e) if the public tender offer is not directed to the shareholders who vote in favor of the withdrawal at the shareholders' meeting, the notices shall warn that such shareholders must immobilize their securities until the expiration of the term set forth in section 3, item a.4.1) of Chapter XXVII "Public Tender Offers"; f) the public tender offer shall effectively commence within twenty (20) days as from the holding of the shareholders' meeting approving the withdrawal. Such term shall be interrupted through a resolution of the CNV, or as result of a challenge or objection to the offer price, and up to the determination of the definitive price by mutual agreement or through an arbitral award or judicial decision.

Within two (2) days as from its resolution, the withdrawal shall be notified to the CNV evidencing the compliance with the legal requirements necessary to adopt such decision. When the withdrawal affects the shares, within the same term, the company shall inform whether or not the public tender offer shall be addressed to the shareholders who voted in favor of the withdrawal. In the negative case, the following evidence shall be simultaneously provided: a) the company shall have sent a notice to the registrar regarding the immobilization of the shares owned by the shareholders who voted in favor of the company's withdrawal, informing their identity, b) the registrar shall have recorded the immobilization.

Upon the lapsing of thirteen (13) days as from said submission, the authorization to make the public offering of the applicable securities shall be automatically suspended, except when the withdrawal affects the shares. Furthermore, section 7 of such Chapter of the CNV Rules provides that the request for voluntary withdrawal of the public offering shall not be accepted when: a) the company is being investigated by the CNV or b) the company owes accounting information to the CNV.

Within ten (10) days as from the holding of the shareholders' meeting approving the withdrawal of the shares, the following documents shall be submitted: a) the public tender offering memorandum; b) the minutes of the board of directors' meeting approving the offering memorandum and a report of the supervisory committee that considered it; c) an opinion of the Audit Committee, if applicable; d) if applicable, a complete assessment report prepared by an independent expert entity. Upon receiving a favorable resolution, the entity shall publish for three (3) days, notices communicating the cancellation of the authorization to make public offer. The notices shall be

published: a) in one of the newspapers of general circulation in the Argentine Republic and b) in the bulletin of the self-regulated entity in which the securities are traded, as applicable. The Issuer shall continue to comply with the obligations set forth by Law No. 17,811 and by the CNV Rules up to the effective cancellation.

Finally, section 12 of such Chapter provides that the CNV shall continue to be competent to address the infringements of the system set forth in Law No 17,811 that occurred prior to the effectiveness of the cancellation.

Preemptive and Accretion Rights

In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder's existing proportionate holdings of shares of that class. In addition, shareholders are entitled to subscribe on a pro-rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering, known as accretion rights. Preemptive rights are also applicable with respect to the issue of certain exchangeable notes, but are not applicable to the conversion of such securities and may be applicable to the issue of preferred shares, if so decided by the relevant shareholders' meeting.

Preemptive rights are exercisable for a period of 30 days following the date of the last publication of the offering to the shareholders to exercise preemptive rights in the official gazette and a newspaper of general circulation in the Argentine Republic. Pursuant to the Argentine Companies Law, if authorized by an extraordinary shareholders' meeting, companies authorized to make public offering of their securities may shorten the period during which preemptive rights may be exercised from 30 to 10 days.

Shares not subscribed by shareholders by virtue of preemptive or accretion rights may be offered to third parties.

Ordinary and Extraordinary Shareholders' Meetings

Shareholders' meetings may be ordinary or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Companies Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Supervisory Committee and election and remuneration of directors and members of the Supervisory Committee. Other matters which may be considered at an ordinary shareholders' meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders' meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, particularly, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of ordinary capital stock and redemption of shares, transformation from one type of entity to another, and limitation of shareholders' preemptive rights. The resolutions at the shareholders' meetings are limited to the items included in the agenda, unless the holders of all the shares outstanding are present and the resolutions are adopted with the unanimous vote of such shareholders.

Shareholders' meetings may be called by the Board of Directors whenever required by law or whenever they deem it necessary. Also, the Board of Directors is required to call shareholders' meetings upon the request of shareholders representing an aggregate of at least five percent of our shares entitled to vote in such meeting. The members of the Supervisory Committee are authorized to call, in their opinion, ordinary and extraordinary meetings when the Board of Directors does not do so. If the Board of Directors or the Supervisory Committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our directors, members of the Supervisory Committee, officers or employees.

Notices of Meetings

Notices of shareholders' meetings must be published for five (5) days in the Official Gazette of the Argentine Republic (the "Official Gazette"), in a newspaper of general circulation in the Argentine Republic and in the bulletin of the Argentine stock exchanges or securities markets where our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for an extraordinary meeting on second call, which must be held within thirty (30) days of the date on which the first meeting was called, must be published for

three (3) days at least eight (8) days before the date of the meeting on second call. The above described notices of shareholders' meetings may be effected simultaneously for the meeting on second call to be held on the same day as the first meeting, only in the case of ordinary meetings, and the second meeting must commence at least one hour later. Our Board of Directors shall determine the appropriate publication of notices outside the Argentine Republic in accordance with the requirements of the jurisdictions and stock exchanges where our shares are traded...

Quorum and Voting Requirements..

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting, a meeting on second call may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders' meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a meeting on second call may be held, notwithstanding the number of shares present entitled to vote..

Action may be taken at extraordinary shareholders' meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) our anticipated dissolution, (iv) a total or partial redemption of shares, (v) merger or spin-off (except if we are the absorbing company), or (vi) the change of our corporate legal status, in which cases resolutions shall be adopted with the approval of a majority of shares with voting rights (for these purposes non voting preferred shares shall have voting rights), without application of multiple votes, at both the meetings on first and second call. ....

Other Provisions...

Our by-laws do not include any provision (i) obliging us to disclose information about the ownership of our shares, and (ii) which may have the effect of delaying, deferring or preventing a change in our control, and that would only operate with respect to a merger, acquisition, corporate restructuring or public offering....................

Significant Agreements...

With the exception of the Stock Purchase Agreement related to the acquisition of Socotherm West Africa and Socotherm Angola, which content is detailed under the caption "Reasons for the Offering and Use of Proceeds West Africa" hereof, neither we nor any member of our economic group, have entered into, during the last two years, significant agreements that should be disclosed herein, other than those in the ordinary course of business.

Exchange Controls...

In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank, among other restrictive measures, restricted the transfer of U.S. Dollars abroad without its prior approval. In 2003 and 2004, the Argentine government substantially eased these restrictions. ....

However, on June 26, 2003, the Argentine government set restrictions on capital flows into Argentina which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, on June 10, 2005 the government established further restrictions on capital flows into Argentina, in order to maintain the stability and economic recovery against the capital flows and to enhance the necessary instruments to track and control capital inflows. Such restrictions include, particularly (i) the increase to 365 days of the minimum term during which all currency inflow has to remain in Argentina, and (ii) the making of a 365-non transferable deposit, which not accrue interest in favor of the depositor, denominated in U.S. Dollars, equal to 30% of the amount of the transaction; such deposit cannot be used as collateral................

KARIN TR MAT. T INSCRI

ONSÉ CA FEDERAL 4597

TAX CONSIDERATIONS

The following discussion addresses the principal Argentine tax consequences of acquiring, holding and disposing of our New Shares. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our New Shares and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Argentina as in effect on the date of this Offering Memorandum which are subject to change and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular consequences of the investment in the Shares. ....

RELEVANT ARGENTINE TAX CONSIDERATIONS ....

Income Tax on Dividends ....

Dividends paid on our Shares, whether in cash, property or other equity securities, are not subject to income tax withholding in Argentina, except for dividends paid in excess of our taxable accumulated income at the previous fiscal period which are subject to withholding at the rate of 35% applicable on such excess ("Equalization Tax").

The Equalization Tax will apply, if relevant, on the dividends excess payable to both local and foreign shareholders. ....

Capital Gains Tax ....

Due to the amendments made to the Argentine Income Tax Law by Law No. 25,414, Decree 493/2001 (the "AITL") and the abrogation of Law No. 25,414 by Law No. 25,556, it is not clear whether certain amendments are in effect. Although opinion No. 351/2003 of the National Treasury General Attorney Office solved the most important matters related to capital gains arising from the sale of shares, certain issues still remain unclear. ....

Resident individuals. Pursuant to a reasonable construction of the AITL: (i) income obtained from the sale, exchange or other disposition of our Shares by resident individuals who do not sell or dispose of shares on a regular basis would not be subject to Argentine income tax; and (ii) although there still exists uncertainty regarding this issue, income obtained from the sale, exchange or other disposition of our Shares by resident individuals who sell or dispose of shares on a regular basis –except brokers and certain individuals- should be exempt from Argentine income tax. ....

Foreign beneficiaries. Capital gains obtained by foreign individuals or entities from the sale, exchange or other disposition of our Shares are exempt from income tax. Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as offshore entities for purposes of Argentine tax laws. ....

Local entities. Capital gains obtained by Argentine entities (in general, companies organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of our Shares are subject to income tax at the rate of 35%. Losses arising from the sale of our Shares can be offset against the same type of income received during the five (5) immediately subsequent years. ....

Personal Assets Tax ....

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine or foreign individuals and/or estates and/or foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the *valor patrimonial proporcional* of the shares arising from the last balance sheet as of December 31 of the applicable fiscal year. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax. ....

Value Added Tax ....

The sale, exchange or other disposition of our Shares and the distribution of dividends, if any, are exempted from the value added tax. ....

Stamp Taxes

Stamp taxes may apply to investors in certain Argentine provinces if the transfer of our Shares is performed or executed in such jurisdiction by means of written agreements. No stamp taxes are levied in the City of Buenos Aires.

Other Taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Shares (except for the court tax of the relevant jurisdiction, applicable to the estate in the event of death of the shareholder). Furthermore, the minimum presumed income tax and the turnover tax in the City of Buenos Aires are not applicable to the dividends or the transfer or disposition of the Shares. As regards the turnover tax in the other jurisdictions, we suggest to analyze the law applicable in each jurisdiction.

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Shares that is a U.S. resident.

Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina for the avoidance of double taxation may be exempted from the payment of the personal asset tax in relation to the holding of Shares and may be subject to lower rates of the tax that might be applicable on the distribution of dividends related to the Shares.

EXPERTS

Independent Auditors ....

Our Individual and Consolidated Financial Statements as of December 31, 2005, 2004 and 2003 and as of and for the interim period ended June 30, 2006 appearing in this Offering Memorandum have been audited by Deloitte & Co. S.R.L., independent registered public accounting firm. ....

AVAILABLE DOCUMENTS

This Offering Memorandum, and the financial statements included herein, are available at the request of interested parties in our offices located at 25 de Mayo 565, 4° floor (C1002ABK), City of Buenos Aires, Argentina and in the offices of the Underwriters located at Avenida de Mayo 701, 24° floor, C1084AAC, City of Buenos Aires, Argentina and Bartolomé Mitre 480, 8° floor, C1036AAH, City of Buenos Aires, Argentina, respectively. Furthermore, the Offering Memorandum is available in the website of the CNV (www.cnv.gov.ar)..

EXHIBITS

REGISTERED OFFICE OF THE ISSUER

Socotherm Americas S.A.
25 de mayo 565, Piso 4°
C1002ABK – Buenos Aires
Argentina

ARRANGERS

Banco Río de la Plata S.A.
Bartolomé Mitre 480, Piso 14°
C1036AAH – Buenos Aires
Argentina

HSBC Bank Argentina S.A.
Av. de Mayo 701, Piso 24°
C1084AAC – Buenos Aires
Argentina

UNDERWRITERS

HSBC Valores S.A. Sociedad de Bolsa
Av. de Mayo 701, Piso 24°
C1084AAC – Buenos Aires
Argentina

Santander Sociedad de Bolsa S.A.
Bartolomé Mitre 480, Piso 8°
C1036AAH – Buenos Aires
Argentina

LEGAL ADVISORS

To the Issuer

Estudio Alegría, Buey Fernández, Fissore & Montemerlo
Av. Santa Fe 1621 –Piso 6
C1060ABC – Buenos Aires
Argentina

To the Arrangers and Underwriters

Bruchou, Fernández Madero, Lombardi & Mitrani
Ing. Butty 275 – Piso 12
C1001AFA – Buenos Aires
Argentina

GONSÉ
BLICA
S
FEDERAL
Nº 4597

AUDITORS OF THE ISSUER

Deloitte & Co. SRL
Florida 234 – Piso 5
C1005AAF – Buenos Aires
Argentina

"I hereby CERTIFY that the foregoing is a true translation into English of the document written in Spanish which I had before me, and which I sign and seal in Buenos Aires on this September 30, 2007."...........................

"A mi criterio, consideré razonable respetar la diagramación del documento original. A fin de facilitar la referencia, los números de página consignados en el índice de la traducción no coinciden con los números de página consignados en el índice del documento original Por la presente certifico que la que antecede es traducción fiel al español en 91 páginas simple faz del documento escrito en español que he tenido a la vista y que firmo y sello en Buenos Aires, el 30 de September de 2007"............................

COLEGIO DE TRADUCTORES PUBLICOS
DE LA CIUDAD DE BUENOS AIRES
Corresponde a la Legalización
Nº T4-28305/07

MONICA TERESITA CASERES

LEGALIZACIONES
$ 25,00
UNIDAD Nº 1

COLEGIO DE TRADUCTORES PUBLICOS
LEY 20305

COLEGIO DE TRADUCTORES PUBLICOS
-1.10.07

COLEGIO DE TRADUCTORES PUBLICOS
LEY 20305

ESTATUTOS SOCIALES DE SOCOTHERM AMERICAS S.A.

ARTÍCULO I. DENOMINACIÓN

Esta Sociedad, cuyos estatutos originales fueron aprobados con la denominación de "Soco-Ril S.A." por el Registro Público de Comercio de la ciudad de Neuquén, provincia del mismo nombre, el 17 de noviembre de 1989, bajo el Nº 233, en los Folios 1027/1033, Tomo VII, continuará funcionando con el nombre de "Socotherm Americas S.A." y se regirá por los presentes estatutos y las disposiciones legales que le sean aplicables.
La Sociedad es una "Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria".

ARTÍCULO II. DOMICILIO

La Sociedad tiene su domicilio legal en la jurisdicción de la Ciudad de Buenos Aires, Capital de la República Argentina, pudiendo establecer agencias, sucursales, y cualquier otro tipo de representaciones en el país y en el extranjero, asignándoles o no un capital determinado.

ARTÍCULO III. DURACIÓN

El término de duración de la Sociedad es de noventa y nueve (99) años, contados desde el día de su inscripción en el Registro Público de Comercio, salvo el caso de prórroga o disolución anticipada.

ARTÍCULO IV. OBJETO

La Sociedad tiene por objeto realizar por cuenta propia y/o asociada a terceros, en el país y/o en el extranjero, las siguientes actividades: a) Comerciales: Importación o exportación, compra y venta de bienes, muebles, semovientes, máquinas, mercaderías en general y productos de toda clase y, en especial, la compra y venta de bienes relacionados con la construcción y revestimiento de cañerías y ductos de toda clase. b) Industriales: La producción de elementos, partes o componentes relacionados con la industria en general y con las protecciones anticorrosivas en particular. c) Servicios: Toda prestación de servicios y, en especial, aquellos relacionados con el mantenimiento y revestimiento de cañerías o ductos de diversas clases. d) Transporte: Transporte de todo tipo de bienes y, en especial, el de cañerías y elementos relacionados con el revestimiento y la construcción de ductos. e) Construcción: Todo tipo de obra civil, en especial gasoductos y oleoductos, ya sean privados o públicos. d) Inversión: Participar, por cuenta propia o de terceros o asociada con terceros, en la República Argentina, o en el exterior, ya sea directa o indirecta, en negocios a través de empresas o sociedades, ya sea mediante participaciones accionarias directas, sociedades controladas, acuerdos sociales o comerciales, asociaciones o uniones de empresas u otros medios o formas, especialmente en las áreas vinculadas a la energía, pero sin estar limitados a esto último. Quedan excluidas las actividades reservadas exclusivamente a entidades financieras o a administradoras de fondos comunes de inversión, de acuerdo a la legislación y reglamentaciones aplicables. Para el cumplimiento de su objeto, la Sociedad tendrá plena capacidad jurídica a fin de realizar todo tipo de actos, celebrar contratos, otorgar garantías (tanto reales como personales) y concretar operaciones que se relacionen directa o indirectamente con aquel, incluyendo la capacidad para estar en juicio, tanto como parte actora o demandada, en cualquier fuero o jurisdicción que compitiere.

ARTÍCULO V. CAPITAL SOCIAL - ACCIONES

El capital social es de $ 70.000.000 (setenta millones de pesos) representado por 70.000.000 (setenta millones) de acciones ordinarias, escriturales, Clase "A", de valor nominal $ 1 (un peso) y 5 (cinco) votos por acción.
Las acciones ordinarias podrán ser de dos clases, a saber:

- CLASE "A": Las acciones ordinarias de esta clase tendrán derecho en todas las Asambleas a 5 (cinco) votos por acción, salvo en los supuestos en que la Ley de Sociedades Comerciales Nº 19.550 (y modificatorias) disponga lo contrario.
- CLASE "B": Las acciones ordinarias de esta clase tendrán derecho en todas las Asambleas a 1 (un) voto por acción.

En lo sucesivo, el capital social, su composición y evolución durante los tres (3) últimos ejercicios figurará en los estados contables de la Sociedad, de conformidad con lo establecido por las normas de aplicación.
Las acciones ordinarias Clase "A" no podrán emitirse, en adición a las ya emitidas, mientras así lo disponga la Ley de Sociedades Comerciales, salvo en aquellos casos en que fueren admitidas por aplicación de otras normas legales.
En tanto la Sociedad se encuentre autorizada a hacer oferta pública de sus acciones: (i) todas las acciones ordinarias que se emitan en el futuro conferirán derecho a 1 (un) voto por acción excepto en los supuestos que sean autorizados por ley, y (ii) en caso que un accionista que posea acciones Clase A realice una transferencia de la totalidad o parte de dicha tenencia accionaria a terceros, dichas acciones se convertirán automáticamente en Acciones Clase B. A los efectos de esta cláusula, se entenderá por terceros toda persona que no esté bajo el mismo control común de la Sociedad; ni sea controlante o controlada, directa o indirectamente de la Sociedad. A este fin regirá el siguiente procedimiento: el titular dirigirá al Directorio nota en la cual conste su nombre y apellido (o denominación social), documento de identidad (o CUIT), domicilio real y constituido, la cantidad de acciones que posea de la Clase A, la cantidad de acciones Clase A que quiere convertir, y el saldo de acciones Clase A que tendría al final de la conversión; nota que deberá ser firmada por el titular con certificación notarial o bancaria. En ningún caso será necesaria la aprobación de la conversión por asamblea general ni especial de accionistas. Tal solicitud revestirá el carácter de instrucción irrevocable para que el Directorio siga el procedimiento establecido hasta el canje de las acciones, el que será definitivo. Dicha solicitud quedará pendiente si es presentada una vez que se haya publicado una convocatoria a asamblea, supuesto en el cual se la considerará con posterioridad a dicha reunión. El Directorio, una vez recibida la solicitud de conversión; procederá automática inmediatamente al bloqueo de las acciones en el Registro y comunicará la conversión a la Comisión Nacional de Valores y a la Bolsa de Comercio de Buenos Aires o cualquier otra entidad autorregulada ante la cual coticen las acciones de la Sociedad, para que -en el caso de la BCBA u otra entidad ante la que coticen las acciones de la Sociedad- habiliten su cotización. El Directorio procederá a actualizar el Registro de Acciones Escriturales, de llevarlo la Sociedad, o notificará al Agente de Registro al efecto.
Las acciones escriturales deben inscribirse en cuentas a nombres de sus titulares por la Sociedad emisora en un registro de acciones escriturales de acuerdo con lo dispuesto en el artículo 213 de la ley 19.550, en lo pertinente, o por Bancos comerciales o de inversión o Cajas de Valores autorizadas.
La Asamblea podrá aprobar la emisión de opciones sobre acciones o títulos valores convertibles en acciones y delegar en el Directorio la fijación de los términos y condiciones de su emisión, de los derechos que otorguen, así como todo otro asunto susceptible de delegación de conformidad con la legislación vigente.

La Asamblea también podrá decidir la emisión de acciones preferidas, escriturales o no, con o sin derecho a voto. Las acciones preferidas tendrán derecho a un dividendo de pago preferente, de carácter acumulativo o no, conforme a las condiciones de su emisión, las que podrán delegarse en el Directorio, y podrá también fijárseles una participación adicional en las ganancias y/o establecerse la posibilidad de su rescate anticipado a opción de la Sociedad y en las condiciones que se establezcan en su emisión.

ARTÍCULO VI. MORA EN LA INTEGRACIÓN

En caso de mora en la integración del capital, el Directorio podrá optar entre: a) disponer que los derechos de suscripción correspondientes a las acciones en mora sean vendidos en remate público, siendo por cuenta del suscriptor moroso los gastos de remate y los intereses moratorios, sin perjuicio de su responsabilidad por los daños ocasionados; b) declarar la caducidad de dichos derechos de suscripción, en cuyo caso la sanción producirá sus efectos previa intimación a integrar en un plazo no mayor de 30 días, con pérdida de las sumas abonadas; o c) exigir el cumplimiento del contrato de suscripción con la indemnización de daños y perjuicios que corresponda.

ARTÍCULO VII. AUMENTO DE CAPITAL SOCIAL – DERECHO DE PREFERENCIA

El aumento del capital social podrá ser realizado por decisión de la Asamblea ordinaria sin límite alguno ni necesidad de reforma del estatuto.
La Asamblea que decida la emisión debe fijar las características de las acciones a emitirse, pudiendo delegar en el Directorio la facultad de determinar la época de la emisión, monto, plazo y demás términos y condiciones, pudiendo efectuar asimismo toda otra delegación o subdelegación admitida por las leyes o reglamentaciones vigentes en cada oportunidad.
Los titulares de acciones ordinarias tienen derecho de preferencia para suscribir nuevas acciones en la forma proporcional a sus respectivas tenencias, a cuyo efecto deberán hacer uso de ese derecho en forma y dentro del plazo que fije la Asamblea y las reglamentaciones vigentes en cada oportunidad. Asimismo, los titulares de acciones que ejerzan su derecho de preferencia gozarán del derecho de acrecer en caso que vencido el plazo para el ejercicio de aquel derecho exista un remanente sin suscribir; el derecho de acrecer debe ejercerse en forma simultánea al de preferencia.

ARTÍCULO VIII. OBLIGACIONES NEGOCIABLES – OTROS VALORES NEGOCIABLES

La Sociedad puede emitir, dentro o fuera del país, obligaciones negociables, u otros valores negociables, sean típicos o atípicos, de acuerdo con la Ley de Sociedades Comerciales y las leyes especiales que resultaren aplicables. La emisión deberá ser decidida por la Asamblea general, ordinaria o extraordinaria según corresponda, o por el Directorio si ello resulta especialmente autorizado por las normas aplicables. La Asamblea puede delegar en el Directorio todas o algunas de las condiciones de emisión de conformidad con lo permitido por legislación vigente.
La Sociedad puede emitir otros títulos admitidos por la legislación vigente, convertibles o no en acciones. Podrán asimismo crearse clases de acciones de participación en las condiciones establecidas por las reglamentaciones de la autoridad de contralor.

ARTÍCULO IX. COMITÉ DE AUDITORIA

La Sociedad contará con un Comité de Auditoría que tendrá a su cargo, como función primordial, la de servir de apoyo al órgano de administración en sus funciones de control interno. El Comité de Auditoría deberá observar las previsiones contenidas en el Régimen de Transparencia de la Oferta Pública aprobado por el Decreto N° 677/01 y en toda otra normativa que le resulte aplicable. Estará integrado por tres (3) o más miembros del

Directorio como miembros titulares y por igual o menor número de suplentes. La mayoría de los miembros titulares del Comité de Auditoría deberá investir la condición de independiente conforme a los criterios que determine la autoridad de contralor. Los miembros del Comité serán elegidos por el Directorio, a propuesta del Presidente del Directorio. El Comité de Auditoría tendrá las funciones asignadas por las normas aplicables y, en especial, las que le fije la Asamblea de Accionistas o el Directorio, las que se volcarán en su Reglamento Interno. El Comité de Auditoría tendrá atribuciones para fijar su propio Reglamento Interno, del que dará cuenta al Directorio.

ARTÍCULO X. ADMINISTRACIÓN

La administración de la Sociedad está a cargo de un Directorio compuesto del número de miembros que fije la Asamblea entre un mínimo de cinco (5) y un máximo de siete (7), con mandato por un año. La Asamblea puede designar suplentes en igual o menor número que los titulares y por el mismo plazo, a fin de llenar las vacantes que se produjeran. Los suplentes reemplazarán a los directores titulares según determine la Asamblea. Los Directores electos, en su primera sesión, deben designar un Presidente y un Vicepresidente, este último reemplazará automáticamente a aquel en caso de ausencia, licencia, renuncia, fallecimiento u otro impedimento, temporal o permanente, con las mismas facultades y obligaciones que la Ley y/o los estatutos, en su caso, le atribuyan.

Las reuniones se llevarán a cabo en el lugar donde se localice normalmente la administración de la Sociedad o, por excepción, en el que determine el Presidente o el Vicepresidente en su convocatoria. El Directorio funciona legalmente con la asistencia de la mayoría de sus miembros presentes o comunicados entre sí por medios de transmisión simultánea de sonido, imágenes y palabras y adopta sus resoluciones por mayoría de votos presentes físicamente en la reunión y los comunicados a través de los medios referidos. En caso de empate, el Presidente tendrá doble voto. En el encabezado de las actas de las reuniones celebradas con uno o más de los Directores comunicados a distancia se hará constar el nombre y apellido del Director o Directores que no se encuentren presentes físicamente en la reunión, el lugar desde donde participan y el medio utilizado. En estos casos el o los Directores presentes a distancia podrán otorgar poder a favor de alguno de los Directores presentes físicamente en la reunión para que firme el acta en su representación, de lo que también se dejará constancia en el acta. Mediante la firma del acta respectiva, el representante de la Comisión Fiscalizadora dejará constancia de la regularidad de las decisiones adoptadas en la reunión celebrada con uno o más de los Directores presentes a distancia.

Los Directores son reelegibles indefinidamente y su remuneración anual será determinada por la Asamblea respectiva, con observancia de lo dispuesto por el artículo 261 de la Ley de Sociedades Comerciales y las normas reglamentarias que resulten aplicables. Si se produjeran vacantes en el Directorio y no hubiera directores suplentes, o de haberlos éstos no cumplan con la condición de independencia para reemplazar la vacante dejada por un director independiente, la Comisión Fiscalizadora podrá designar él o los reemplazantes, los que ejercerán sus funciones en forma interina hasta la reincorporación de los sustituidos o hasta que la Asamblea elija los miembros titulares definitivos.

ARTÍCULO XI. GARANTÍA DE LOS DIRECTORES

En garantía del desempeño de sus funciones, conforme el art. 256 de la Ley de Sociedades Comerciales, los directores deberán brindar aquellas garantías que en sus montos, condiciones y tipo determine la autoridad de contralor.

ARTÍCULO XII. FACULTADES DEL DIRECTORIO

El Directorio tiene todas las facultades para administrar y disponer de los bienes de la Sociedad, inclusive aquellas para las cuales la ley requiere poderes especiales conforme el artículo 1881 del Código Civil y artículo noveno del Decreto Ley número 5965/63. Puede, en consecuencia, celebrar en nombre de la Sociedad toda clase de actos jurídicos que tiendan al cumplimiento del objeto social; entre ellos, operar con los Bancos: de la Nación Argentina, de la Provincia de Buenos Aires y demás instituciones de crédito o financieras, oficiales o privadas; establecer agencias, sucursales u otra especie de representación en el país y en el exterior; dar y tomar dinero en préstamo, con o sin garantía real; ejercer mandato, representaciones, administraciones, agencias, comisiones, consignaciones y distribuciones; nombrar uno o más directores delegados con las facultades del caso y fijarles sus honorarios, así como su modo y forma de pago; administrar todo tipo de bienes propios y/o de terceros; otorgar poderes judiciales- inclusive para querellar criminalmente – o extrajudiciales con el objeto y extensión que juzgue conveniente; decidir la participación en sociedades constituidas o a constituirse y en asociaciones; nombrar agentes consultivos y fijar sus honorarios y hacer donaciones.

ARTÍCULO XIII. REPRESENTACIÓN LEGAL

La representación legal de la Sociedad y el uso de la firma social estará a cargo del Presidente y/o Vicepresidente, indistintamente, en los términos de los artículos 58 y 268 de la Ley de Sociedades Comerciales, sin perjuicio de los mandatos que el directorio otorgue a una o más personas, sean o no miembros del mismo, en asuntos específicamente determinados en el respectivo poder. Ante los tribunales de cualquier fuero o jurisdicción, podrá absolver posiciones en nombre de la Sociedad la persona que el directorio designe para este objeto, sin perjuicio de que pueda serlo un director gerente o apoderado con facultades suficientes al efecto.

ARTÍCULO XIV. PODERES

El Directorio podrá, por acuerdo consignado en el libro de actas respectivo y mediante el otorgamiento de la respectiva documentación de mandato, dar poderes generales o especiales para la realización de actos, contratos y operaciones que son de su atribución. Dichos mandatos podrán ser reiterados o constituidos a la vez en distintos mandatarios por tiempo limitado o indeterminado, con la facultad de ser sustituidos o no, sin perjuicio de la facultad del Directorio de suspenderlos o reasumirlos durante el plazo de su vigencia, cuando lo creyera conveniente.

ARTÍCULO XV. COMISIÓN FISCALIZADORA

La fiscalización de la Sociedad está a cargo de una Comisión Fiscalizadora compuesta por tres (3) Síndicos Titulares y tres (3) Suplentes designados por la Asamblea General Ordinaria. En su primera reunión posterior a la Asamblea General Ordinaria que la designa, la Comisión Fiscalizadora debe elegir entre sus miembros el que se desempeñará como Presidente del Órgano. El mandato de los Síndicos dura un (1) ejercicio.

La Comisión Fiscalizadora sesiona con la presencia de la mayoría absoluta de sus miembros y resuelve por mayoría de votos presentes, y se reunirá con la periodicidad mínima que requiera el cumplimiento de sus funciones y de las normas aplicables. La Comisión Fiscalizadora debe dejar constancia de sus decisiones en un libro de actas rubricado a tal efecto.

En caso de fallecimiento, incapacidad, inhabilidad, renuncia, remoción, o ausencia, temporal o definitiva, de cualquiera de los miembros titulares, los suplentes deben reemplazarlos en el orden de su designación.

Los Síndicos tienen las facultades y deberes que les asignan la legislación vigente.

La remuneración de los Síndicos debe ser fijada por la Asamblea General Ordinaria dentro de los límites establecidos por la ley vigente.
La Comisión Fiscalizadora podrá ser representada por cualquiera de sus miembros en las reuniones de Directorio o Asambleas.

ARTÍCULO XVI. ASAMBLEAS

Las Asambleas Ordinarias y Extraordinarias se celebrarán en las circunstancias y a los efectos previstos en la legislación vigente. La Asamblea Ordinaria podrá ser citada simultáneamente en primera y en segunda convocatoria., sin perjuicio de lo dispuesto por la legislación aplicable para el caso de asamblea unánime. Las Asambleas serán presididas por el Presidente o el Vicepresidente, o en su defecto por el Director que a tal fin designe el Directorio.

ARTÍCULO XVII. QUÓRUM Y MAYORÍAS

Rigen el quórum y mayoría determinados por los artículos 243 y 244 de la Ley de Sociedades Comerciales según la clase de Asamblea, convocatorias y materias de que se trate, excepto en cuanto al quórum de la Asamblea extraordinaria en segunda convocatoria, la que se considerará constituida cualquiera sea el número de acciones presentes con derecho a voto. Las Asambleas podrán celebrarse a distancia, en la forma y de acuerdo con los procedimientos que contemple la normativa aplicable.

ARTÍCULO XVIII. ESTADOS CONTABLES

El ejercicio social cierra el treinta y uno (31) de diciembre de cada año. A esa fecha se confeccionaran los estados contables conforme las disposiciones en vigencia y normas técnicas en la materia.

ARTÍCULO XIX. DISTRIBUCIÓN DE UTILIDADES

Las utilidades líquidas y realizadas, resultantes de cada ejercicio, previa deducción de las amortizaciones, previsiones y fondos que el Directorio estime procedente hacer, se destinarán (en el siguiente orden): a) el 5% hasta alcanzar el 20% del capital suscripto, para la reserva legal; b) la suma que la Asamblea destine, para remuneraciones del Directorio y de la Comisión Fiscalizadora; c) para pagar en primer término, los dividendos acumulados impagos; luego la suma que correspondiere como dividendo a las acciones preferidas, conforme lo pactado en la respectiva emisión, inclusive participación adicional, en su caso, y d) el saldo, como dividendo a las acciones ordinarias, o a fondo de reserva facultativa o de previsión o a nuevo ejercicio o al destino que determine la Asamblea, pudiendo combinarse distintas modalidades.

ARTÍCULO XX. ARBITRAJE

En el supuesto que la Sociedad emita valores negociables que coticen o se negocien en el ámbito de más de una entidad autorregulada se someterá a los fines del artículo 38 del Régimen de Transparencia de la Oferta Pública del Decreto N° 677/01 a la competencia del Tribunal General de la Bolsa de Comercio de Buenos Aires. En todos los casos los árbitros decidirán conforme a derecho.

ARTÍCULO XXI. DISOLUCIÓN Y LIQUIDACIÓN

Al término de duración de la Sociedad o en caso de disolución anticipada, la liquidación se efectuará por el Directorio, salvo decisión en contrario de la Asamblea que podrá nombrar en su reemplazo una Comisión Liquidadora con el control de la Comisión Fiscalizadora. Cancelado el pasivo, el reembolso del capital social integrado y la distribución del remanente

entre los accionistas quedará sujeto a las prioridades que correspondiere si existieran acciones preferidas.

TRADUCCIÓN PÚBLICA: --

CERTIFIED TRANSLATION: --

SOCOTHERM AMERICAS S.A.

BY-LAWS

ARTICLE Nº 1: NAME: ---

This Corporation ("Corporation"), that was approved to transact business under the name of "SOCO-RIL S.A." in accordance with its original By-laws duly recorded in the Public Register of Trade, City of Neuquen, Province of Neuquen, on November 17, 1989, under registration number 233, Pages 1027 / 1033, Volume VII, shall go on transacting business under the corporate name of "SOCOTHERM AMERICAS S.A." and shall be governed by these By-laws and enforceable legal provisions.- ------------------------------------

Corporation is a "Corporation not complying with Compulsory Public Offering Regulations".- --

ARTICLE Nº 2: PLACE OF BUSINESS: ------------------------------

Corporation has established its place of business in the city of Buenos Aires, Argentine Republic´s Federal District. Corporation may create agencies, branches and any other kind of representations either in the Argentine country or abroad, thus providing, or not providing, them with a specific capital stock.

ARTICLE Nº 3: TERM OF DURATION: -----------------------------

Corporation shall have a term of duration of 99 (ninety-nine) years to be counted as from the date of corporate registration in the *Registro Público de Comercio* ("Argentine Public Register of Trade"), unless Corporation is renewed or dissolved earlier.- ---

ARTICLE Nº 4: PURPOSE: ---

Either on its own or being associated to third parties, in the Argentine country or abroad, Corporation shall carry out and develop the activities listed below:

(a) Trade: Importing or exporting, purchasing and selling goods, personal property, livestock, machinery, merchandise in general and products of any kind, and particularly, purchasing and selling tubing and piping building and coating-related goods.- ---------------------------------

(b) Industry: Producing elements, parts or components connected with industry, in general, and anticorrosive protection, in particular.- -----

(c) Services: Providing all services and, specially, those related to the maintenance and coating of tubes and pipes of several types.- -------

(d) Transportation: Transporting all kinds of goods and, specially, piping coating and building-related tubes and elements.- ------------------

(e) Building: Performing all civil works, specially private- or public-owned gas and oil pipelines.- ---

(f) Investment: Either on its own or through third parties or associated to third parties, in the Argentine Republic or abroad, Corporation may directly or indirectly may take part in any business through ventures or companies by means of direct shareholding, controlled corporations, corporate or business agreements, associations, joint ventures or any other relationship types, especially in areas including, but not limited to, energy. All and every activities exclusively developed by financial entities or mutual funds, in furtherance of enforceable legislation or regulations, shall not be included in this corporate activity.- ---------

In order to comply with its corporate purpose, has full legal capacity to perform any type of acts and actions, execute contract, give personal guarantees and security interests and perform any transactions being directly

or indirectly related to this corporate purpose and to become a party to lawsuits, as plaintiff or defendant, in any court or jurisdiction whatsoever.- -

ARTICLE N° 5: CAPITAL STOCK. SHARES: ----------------------

Corporate capital stock is AR$* 70,000,000.- (Argentine Peso seventy millions) as represented by 70.000.000 (seventy millions) of common, book-entry, Class "A", shares having a par value of AR$ 1,00.- (One Argentine Peso) and 5 (five) votes per each share.- --------------------------------

Common shares may be of two types, to wit: ---------------------------

- Class "A": In all Meetings, this type of common shares shall be entitled to 5 (five) votes per share, unless in those cases when Argentine Business Companies Act N° 19.550 (as amended) provides otherwise.-
- Class "B": In all Meetings, this type of common shares shall be entitled to 1 (one) vote per share.- --

Consecutively, during the last 3 Fiscal Years, corporate capital stock, its composition and changes will be mentioned in Financial Statements in pursuance of the provisions of enforceable regulations.- -----------------

Class "A" common shares shall not be issued in addition to the ones already issued, while still stipulated by Argentine Business Companies Act N° 19.550, unless in those cases when the issue of these shares is allowed by the enforcement of other legal rules.- --

While Corporation remains authorized to make public offering of their shares: (I) all common shares to be prospectively issued in shall grant 1 (one) vote per share but in those assumed cases where they are authorized by law; and (II) in the event a Class "A" shareholder assigns such an equity holding, either totally or partially, to third parties, said shares shall automatically become

---

* **AR$ (Argentine Peso):** Argentine currency of legal tender in force since January, 1991 (Rate of Exchange: USD 1.00. = AR$ 3.20.- (Approx.) (*Translator's Note*).-

Class "B" shares. For the purpose hereof, the term "third parties" means any person not being ordinarily controlled by Corporation, or not being either a parent or controlled company of the Corporation, either directly or indirectly. For such a purpose, the following procedure shall be conducted: Class "A" shareholder must send an application notice to the Board of Directors. Such a notice must contain: shareholder's full (or corporate) name, ID card (or TIN), real and legal domicile, the number of Class "A" shares he or she holds, the number of Class "A" she or she wishes to convert, and the remaining number of Class "A" he or she would have once the conversion is completed. This notice shall have shareholder's signature to be either authenticated by a bank or notarized. Under no circumstances, General or Special Meeting of Shareholders' approval shall be necessary to perform the conversion. This application notice shall have the nature of an irrevocable instruction under which the Board of Directors shall follow the procedure established until performing the stock swap that shall be final. Such an application notice will be deemed pending if filed once a notice of meeting has been published. If so, the notice will be deemed as filed following the meeting. Upon receiving the application notice, the Board of Directors shall automatically and immediately freeze the shares in the Record and shall report the conversion to either Comisión Nacional de Valores (CNV) ("Argentine National Securities Commission") or Bolsa de Comercio de Buenos Aires (BCBA) ("Buenos Aires City Stock Exchange") or any other self-regulated entity before which corporate shares are listed so that (if referring to BCBA or any other entity before which corporate shares are listed) such a listing be approved. The Board of Directors shall either update the Record of Book-entry Shares, if Corporation keeps it, or notify Registered Agent accordingly.- ------------

Book-entry shares shall be registered in Shareholder's accounts by issuing Corporation, said registration being conducted in a record of book-entry shares in accordance with the provisions of Section 213, Argentine Act N° 19.550, and relevant sections, or by authorized commercial or investment banks or Securities Board.- ---

Meeting of Shareholders may authorize the issue of equity options or options on securities that can be converted into shares and vest the Board of Directors with issue terms and conditions, rights granted as well as any other matters likely to be vested in full furtherance of enforceable legislation.- ------------

Meeting of Shareholders may also authorize the issuance of book-entry or non-book-entry preferred shares either having or not having voting right. Preferred shares shall be entitled to a cumulative or non-cumulative preferred payment dividend, according to their issuance conditions which can be vested in the Board of Directors. Besides, preferred shares may be entitled to an additional holding in corporate earnings and/or may be given the possibility of their advanced redemption at Corporation's option and under the conditions as set up upon their issuance.- ---

ARTICLE N° 6: PAY-UP ARREARS: ---------------------------------

In the event of capital stock pay-up arrears, the Board of Directors may choose one of the alternatives as set forth below: ----------------------------------

a) order that subscription rights pertaining to shares being in pay-up arrears be sold at public auction sale and the subscriber in arrears shall bear all auction sale-related expenses and late payment interests without any prejudice to such a subscriber's liability for any damage caused; b) declare the expiration of said subscription right and, in this case, relevant punishment will be enforceable following the service of a registered letter ordering such a subscriber to pay up the capital no later than 30 days and, in the event such a subscriber fails to pay

up, he or she will lose the amounts already paid, or c) require the compliance of a subscription agreement together with any relevant compensation for damages.- --

ARTICLE N° 7: CAPITAL STOCK INCREASE. PREEMPTIVE RIGHT: --

Regular Meeting of Shareholders may authorize any capital stock increase without neither limits nor By-laws amendment need.- ----------------------

Meeting deciding the issuance must determine the features of the shares to be issued and may also vest the Board of Directors with the authority to ascertain the issuance time, amount, period as well as other terms and conditions. Meeting may also delegate or sub-delegate as permitted by any enforceable laws or regulations in each time.- --

Common shareholders shall be entitled to preemptive right to subscribe new shares in proportion to their respective equity holdings and, accordingly, common shareholders shall properly make use of this right and within the period as determined by the Meeting and in furtherance of the regulations being enforceable in each time. Moreover, shareholders exercising their preemptive right shall be entitled to an accretion right, in case that, once the term for exercising above preemptive right has expired, remaining non-subscribed shares still exist. It is hereby understood that accretion and preemptive rights must be simultaneously exercised.- --------------------

ARTICLE N° 8: COMMERCIAL PAPERS. OTHER NEGOTIABLE SECURITIES: ---

Either in the Argentine country or abroad, Corporation may cause commercial paper or other negotiable securities, on a typical or atypical basis, to be issued pursuant to Argentine Business Companies Act and any applicable special laws. General, Regular or Special Meeting, as the case may be, or the Board of

Directors, if specially authorized by applicable regulations, must authorize such an issuance. Meeting ay vest the Board of Directors with some or all issuance terms in conformity with enforceable legislation.- ------------------

Corporation may issue other securities either convertible or non-convertible in shares as permitted by enforceable legislation. Other equity holding share classes may be created in the conditions as set forth by comptroller's authority.- --

ARTICLE N° 9: AUDIT COMMITTEE: ------------------------------

Corporation shall have an Audit Committee that shall mainly support corporate management entity as regards its internal control functions. Audit Committee shall observe the provisions as contained in Public Offering Transparency Regime (as approved by Argentine Executive Order N° 677/01) and any other applicable regulation. Audit Committee shall be composed of 3 (three) or more directors as regular members and of the same (or fewer) number of temporary members. Most Audit Committee's regular members must have a self-employment status in agreement with controlling authority's criteria. Audit Committee's members shall be appointed by the Board of Directors, on Chairman's proposal. Audit Committee shall hold the functions allocated by applicable rules and, specially, those ones as determined by the Meeting of Shareholders or the Board of Directors, said functions being contained in corporate internal regulations. Audit Committee shall have the authority to set up its own internal regulations that will be reported to the Board of Directors.- --

ARTICLE N° 10: MANAGEMENT: ------------------------------------

Corporate management shall be vested in a Board of Directors composing of a number of members, as previously determined by the Meeting, ranging between 5 (five) (minimum) and 7 (seven) (maximum) members holding

office for 1-yr. term. The meeting of shareholders may appoint the same (or lesser) number of temporary members as that of regular ones holding office for the same term in order to fill the vacancies that may be produced. Temporary directors may substitute regular directors, as determined by the Meeting of Shareholders. During the first meeting, appointed directors may appoint a Chairman or Vice Chairman. It is hereby understood that Vice Chairman shall automatically substitute Chairman in case of absence, leave, resignation, death or any other hindrance, on a temporary or permanent basis, with the same powers and duties as those ones established by law or By-laws, as the case may be.- --

Board of Directors' meetings shall be held at a place where corporate management is regularly located or, exceptionally, at such a place as Chairman or Vice Chairman may determine in the Notice of Meeting. The Board of Directors shall legally hold its meetings with the attendance of its directors being actually present or communicated among each other by means of sound, image and word simultaneous transmission means. The Board of Directors shall take its resolutions by a majority of votes being physically present at the meting and of those ones being communicated through above referred means. In case of tie, President shall have double vote. The heading of the minutes of those meetings held in such a way that one or more directors being remotely communicated will include the full name of director(s) not being physically present at the meeting, the place from which said director(s) is (are) attending and the communicational means utilized. Under these circumstances, director(s) being remotely present at the meeting may grant a proxy to one of the directors being physically present at such a meeting so that the latter may sign the minutes on remotely present director's behalf. Upon signing the relevant minutes, Controlling Committee's representative shall

report the regularity of the decisions adopted at the meeting with one or more directors being remotely present.- --

Directors are indefinitely re-eligible and the Meeting of Shareholders shall annually determine their annual compensation in full compliance with the provisions of Section 261, Argentine Business Companies Act N° 19.550 and its applicable regulatory rules. Should any vacancies in the Board of Directors occur, and if there exist no temporary directors, and if there exist no temporary director, or, otherwise, these temporary directors do not meet self-employment requirement, to fill the position left vacant by a temporary director, the Controlling Committee may appoint relevant temporary director(s) who will hold office, on an interim basis, until substituted director's return or until the Meeting of Shareholders appoints final regular member(s).- --

ARTICLE N° 11: DIRECTOR'S PERFORMANCE BOND: -----------

As guarantee for the performance of their position, in full furtherance of Section 256, Argentine Business Companies Act, directors shall give the performance bonds whose amounts, conditions and type will be determined by controlling authority.- ---

ARTICLE N° 12: BOARD OF DIRECTORS' AUTHORITY: ---------

The Board of Directors is fully empowered to administer and dispose of Corporation's property, including that for which Argentine law requires the granting of special powers of attorney, under Section 1881, Civil Law Code, and Section 9, Executive Order N° 5965/63. It may consequently, execute, in Corporation's name, all kinds of legal acts and actions intended to achieve the full performance of corporate purpose. The Board of Directors is thus authorized to deal with *Banco de la Nación Argentina* Bank, *Banco de la Provincia de Buenos Aires* Bank as well as other official or private-owned

credit or financial entities. The Board of Directors is authorized to establish agencies, branches or any other type of representations in Argentina or abroad; give and take money as loan, with or without security interest; make agencies, representations, administrations, commissions, consignations and distributions; appoint one or more directors being empowered with relevant authority and determine their fees as well as the way of payment; administer all types of property, either owned by Corporation and/or third parties, grant judicial powers of attorney (including those intended to criminally prosecute) or extrajudicial powers of attorney as to the purpose and extent the Board of Directors may deem appropriate; decide the equity holding as regards corporations already organized or to be organized and associations; appoint consulting agents and determine their compensation; and execute gifts.- ---

ARTICLE Nº 13: LEGAL REPRESENTATION: --------------------

Corporation's legal representation and corporate signature shall be vested in the President or Vice President, indistinctively, as stipulated under Sections 58 and 268, Argentine Business Companies Act, without prejudice to such powers as the Board of Directors may grant to one or more individuals, being or not being directors, in connection with matters as specifically set forth in the relevant power of attorney. Before any court, whichever its jurisdiction may be, the individual appointed by the Board of Directors for such a purpose may give testimony and be cross-examined in Corporation's name, without any prejudice to the fact that a corporate managing partner or an agent may be duly appointed to do likewise.- --

ARTICLE Nº 14: POWERS OF ATTORNEY: ----------------------

As from an agreement duly mentioned in the respective minutes book, and through the execution of relevant agency documentation, the Board of Directors may grant general or special powers of attorney to carry out any

vested acts, actions, contracts and transactions. Said agency may be repeated or established in favor of different agents for any restricted or unlimited time. These powers of attorney may, or may not, be replaced without any prejudice to Board's authority to suspend or resume them during their enforcement term, as it may deem appropriate.- --

ARTICLE N° 15: CONTROLLING COMMITTEE: ------------------

Corporate control shall be vested in a Controlling Committee composed of 3 (three) Regular Syndics and 3 (three) Temporary Syndics as duly appointed by Regular Meeting of Shareholders. During its first meeting following the Regular Meeting appointing it, the Controlling Committee shall appointing a Committee's President among its members.- -------------------------------

Syndic shall hold office for only 1 (one) fiscal year.- ------------------------

Controlling Committee shall hold its meetings with the attendance of an absolute majority of its members and shall resolve by majority of votes present. Committee's meetings shall be from time to time held on a minimum basis as required to comply with Committee's functions and applicable rules. The Controlling Committee shall have its decisions contained in a minutes' book as paraphed for such a purpose.- -------------------------------------

In case of any regular member's death, disablement, ineligibility, resignation, removal or absence, either temporary or final, such a member shall be substituted by a temporary member following the sequential appointment order.- ---

Syndics shall have those powers and duties as allocated by enforceable legislation.- --

Regular Meeting of Shareholders shall determine Syndic's compensation within the limits as stipulated by enforceable laws.- -----------------------

The Controlling Committee may be represented by any of its members at the meetings of shareholders or directors.- ------------------------------------

ARTICLE N° 16: MEETINGS: ------------------------------------

Both regular and special meetings shall be held under those circumstances and for those effects as provided by enforceable laws. Regular Meeting may be simultaneously called on first and second calls, without any prejudice to the provisions of laws applicable to those meetings dispensing with any notice and attended by all shareholders. Meeting shall be presided by the President or Vice President or by such a director as duly appointed by the Board of Directors for such a purpose.- --

ARTICLE N° 17: QUORUM AND MAJORITIES: ------------------

Quorum and majority as stipulated under Sections 243 and 244, Argentine Business Companies Act, shall be applied in accordance with the type of meeting, calls and business dealt with, except as to Special Meeting's second meeting-related quorum that shall be deemed as formed notwithstanding the number of shares with voting right being actually present. Meetings may be remotely held, in such a way and following the requirements as provided by applicable regulations.- --

ARTICLE N° 18: FINANCIAL STATEMENTS: --------------------

Corporate fiscal year shall end every December 31st. As of that date, financial statements shall be prepared in accordance with every relevant provisions and technical rules in force.- ---

ARTICLE N° 19: DISTRIBUTION OF EARNINGS: ------------------

Net and realized earnings resulting from each Fiscal Year, following the deduction of depreciations, provisions and funds, as the Board of Directors may deem appropriate, shall be addressed (in the following sequential order) as follows: a) the 5% until reaching, the 20% of subscribed capital, to legal

reserve; b) the sum determined by the Meeting of Shareholders, to pay Board of Directors' and Controlling Committee's compensations; c) to pay, firstly, unpaid accrued dividends, and, secondly, any relevant sums as dividend to preferred shares, in pursuance of the agreement as reached in the respective issuabce, additional equity holding, if any, inclusive, as the case may be; and d) the balance shall be paid as dividend to common shares, or it shall be addressed to the optional reserve fund or to the next fiscal year or to such a purpose as ascertained by the Meeting of Shareholders. However, it shall be possible to combine different earnings distribution modalities.- -------------

ARTICLE N° 20: ARBITRATION: ----------------------------------

In case Corporation issues commercial papers listing or negotiating within the framework of more than one self-regulated entity, Corporation shall be submitted to Section 18, Public Offering Transparency Regime (as approved by Argentine Executive Order N° 677/01), Buenos Aires Stock Exchange. Under all circumstances, arbitrators shall decide according to law.- ---------

ARTICLE N° 21: DISSOLUTION AND LIQUIDATION: --------------

At the end of corporate duration, or in case of earlier dissolution, the Board of Directors shall conduct the dissolution, unless otherwise resolved by the Meeting of Shareholders that, as substitution, may appoint a Liquidation Committee under Controlling Committee´s control. Once liabilities have been discharged, reimbursing paid-up capital stock and distributing any remaining amount among shareholders shall be subject to any relevant preference if preferred shares exist.- --

- CERTIFIED TRANSLATOR'S ACKNOWLEDGMENT: ----------------------

I, the undersigned, a Buenos Aires City Certified Translator in English Language, hereby ***CERTIFY*** that ***THIS IS A TRUE TRANSLATION*** into ***ENGLISH*** of enclosed instrument written in Spanish that I have had before me. Issued in Buenos Aires, Argentine Republic, on September 27th, 2007.- ------------------------

- ONLY FOR ANY SUBSEQUENT LOCAL AUTHENTICATION PURPOSE: ------

ES TRADUCCIÓN FIEL al idioma ***INGLÉS*** del documento adjunto redactado en idioma nacional que he tenido ante mí y al cual me remito. Buenos Aires, República Argentina, 27 de septiembre de 2007.- ---

- La presente traducción consta de 14 (catorce) carillas.- ——————

TRADUCTOR PUBLICO IDIOMA INGLES

MARCELO CABRIEL PLA
TRADUCTOR PUBLICO INGLES
Mat. Capital T° X F° 061
Mat. La Plata T° VIII F° 340
C. T. P. C. B. A. N° 2705

TRADUCCIÓN PÚBLICA - PUBLIC TRANSLATION

(Page 1)--

STANDARD & POOR'S --

Corporate Ratings- Latin America --

RATING REPORT--

SOCOTHERM AMERICAS S.A. (SOCO-RIL S.A. Before)-----------------

Qualifications in the national scale for Argentina-------------------------------

Instrument: **Common Stock**. Ability to generate earnings: **Good**. ----------

Type and quantity: **Type B- Up to 15,000,000**. Liquidity: **Medium** --------

Nominal value: **$1. Global Qualification: 2**----------------------------------

Quantity of votes: **1 vote per stock**---

Issuance authorized by the Special and Regular Meeting of Stockholders held on April 28, 2006, complemented by rule of Special General Meeting held on September 25, 2006 and by Rule of its Board of Directors accepted in the meeting held on September 25, 2006.--------------

Main financial and economic data (Based on individual balance sheet)	**December '04** (12 months)	**December '05** (12 months)	**June '06** (6 months)
Sales[1]	67,8	179,0	63,5
Final Result[1]	6,4	32,0	2,0
Inner generation of funds[1]	8,9	30,5	7,1
Assets[1]	138,8	202,3	169,3
Net worth[1]	105,1	121,4	83,5
--	----------------	--------------	------------
Operative Margin (before depreciation and amortization)	13,9%	22,9%	9,4%
Coverage of interests before taxes	5,7x	23,5x	5,5x
Profit over Net Worth	6,1%	26,4%	2,3%
Inner generation of funds / Financial Debt	115,6%	144,9%	57,8%
Liquidity	2,5x	1,5x	1,7x
Banking and Financial Debt / Capitalization	6,7%	14,4%	12,9%

[1] Millions of pesos.---

<u>Stock-market data up to September 21, 2006 (over 252 turns)</u>----------------

Beta: n.d. Price / Earnings Ratio: n.d. --

Participation in turn: n.d. Turn Over: n.d.-----------------------------------

The company has made its balance sheets recognizing in an integral way the effects of inflation only up to February 28, 2003, according to rules in force. The numbers corresponding to previous fiscal years / periods were re-mentioned with comparative purposes. Up to the date of the present judgment, the quarterly balance sheets up to September 30, 2006 were not available because the legal term for their submittal has not been fulfilled.--

(Left margin)--

Report of periodical updating --

The following sections are not included in the present report because they do not suffer important changes since the last qualification: ------------

- Description of business ---
- Quality Analysis --
- Quantity Analysis---

Date of judgment: October 9, 2006---

Annex: --

1. Comparative Accounting Information ----------------------------------
2. Structure of Socotherm Americas Group--------------------------------
3. Stock-market data---

Sources: --

- Information provided by Socotherm Americas S.A. --------------------
- Balance sheets audited by KPMG up to December 31, 1996 to 2001 and by Deloitte & Touche up to December 2002 to 2005. Quarterly balance sheets up to June 30, 2006--------------------------

- Information of specific publications ------------------------------------
- Economic Report., National Department of Economy, several numbers ---

Note ---

This report must be analyzed jointly with the instructions of the issuance and the information thereby contained.---

Analysts: --

Luciano Gremone, Buenos Aires (54-11) 4891-2143. luciano_gremone@sandp.com---

Pablo Lutereau. Buenos Aires (54-11) 4891-2125. pablo_lutereau@sandp.com--

(End of page, repeated in all pages) Standard & Poor's CORPORATE RATINGS, RATING REPORT. October 2006 ---------------------------------

----

(Page 2) ---

(Letterhead repeated from this page on) Socotherm Americas S.A.-----------

REASONS OF QUALIFICATION ---

Standard & Poor's Ratings Services gave a **GLOBAL QUALIFICATION 2** to Common Stocks Type B of Nominal Value $1 and 1 vote per stock to be offered publicly by Socotherm Americas S.A. ("Socotherm Americas", previously called Soco-Ril S.A.). The mentioned qualification comes from the combination of a **GOOD** capacity to generate earnings and a **MEDIUM** liquidity of titles.-------------

Socotherm Americas shall offer up to 15,000,000 of stocks Type B of Nominal Value $1 and 1 vote per action. Despite the relevant volatility

which shows the operative performance of Socotherm Americas, influenced in a great extent by the own volatility of industry and by the close relationship which keeps with the evolution of oil and natural gas industry, Standard & Poor's hopes that the low financial charge which results, in a great extent, as a consequence of its moderate structure of capital, allows the company to keep proper levels of profit, even though in periods of scarce operative performance. All what is mentioned justifies the **GOOD** capacity of generating earnings assigned to the company. On the other hand, since the stocks of Socotherm Americas do not have a quotation record in the Stock Exchange of Buenos Aires (Argentine Acronym BCBA), the stocks issuance proposed by the company shall be similar to an initial stock public offering to which, usually, Standard & Poor's assigned a **MEDIUM** liquidity. In this sense, it is important to underline that, taking into account the size and concentration of the Argentine stock market, among other factors, the participation in the stock turn of documents of Socotherm Americas could be relatively low in future, in which case, the medium assigned liquidity could be checked when the stock quotation has enough record to do it.--

The Company hopes to apply the result of the public offering, together with the use of loans, the financing of new investment projects, in line with its plan of business expansion in the steel tubes coating for the activity of exploration of oil and gas. The investment plan includes a plant in Mexico, a plant in the Gulf of Mexico, Mexican jurisdiction; a plant in the Gulf of Mexico, North American jurisdiction; a new

industrial unit in Venezuela and the acquisition of 2 companies in Western Africa, currently controlled by Socotherm SpA (company's controlling stockholder). Standard & Poor's considers that once the expansion program is completed (which sums up US$55 millions approximately), Socotherm Americas shall obtained benefits as regards a greater geographic extent and a presence in markets with a high development and several expected projects for the hydrocarbon exploration, production and transport. Nevertheless, the investment plan is aggressive considering the company's current size, which shouls pose additional challenges to its implementation.------------------------------------

Socotherm Americas is benefited from a solid competitive position in Latin American industry of steel tubes coating, given its important participation in the market and its strategic alliance with Tenaris Group (third producer of steel tubes worldwide). Such factors, added to a conservative financial policy distinguished by a very low level of debt, contributes to mitigate the high cycle periods and volatility of the economies where the company operates (specially Latin America) as well as the industry of production and exploitation of oil and gas (to which it renders its services).--

Socotherm Americas is devoted to the application of tube coatings through its operations in Argentina, Brazil and Venezuela, also participating with mobile facilities, in other major importance projects. ----

Socotherm Americas is part of Socotherm Group ("the group"), second worldwide coater based in Italy, the one which centered the 17% of worldwide market of tubes coating during 2005. Also, during that fiscal

year, Socotherm Americas represented approximately the 38% of income and results of the group. The strategic agreement of bi-directional exclusivity Socotherm keeps with Tenaris Group, added to the proper and relatively flexible cost structure of Socotherm Americas, determines its solid competitive position which allows it to cover approximately the 80% of the coatings request of South America. -------------------------------

The base of incomes and operative margins of Socotherm Americas are volatile, showing the proper volatility of industry and its close relationship with the evolution of oil and natural gas industry. During the first semester of 2006, the delay of some works for the fiscal year 2007 impacted negatively over the profit of the company. In this context, Socotherm Americas reported an income margin before interests, taxes, depreciation and amortization ("EBITDA") of 9,4% (for six months of operation), comparing to the 22,9% registered during the fiscal year 2005. Standard & Poor's hopes ---

(Page 3) --

that the major business volume expected for 2007 results in a greater generation of EBITDA and favors the profit indicators. In a longer term, it is expected that the foreign operations and the good competitive position of Socotherm Americas continues resulting in proper operative margins, although they could be pressed by eventual inflationary impacts. Usually, Socotherm Americas has a low level of structural debt. Up to June 30, 2006. the financial debt at a consolidated level was $43,6 millions (mainly form by banking and financial loans and advance payments in current account) which represents a debt level of 25,7%,

measured as financial debt over the total capitalization. This indicator increases to 36,9% if the $30 millions registered through promissory notes to stockholders as regards dividends are included as financial debt. The usual practice of the company is to take a debt at short term to finance the work capital and cancel it as the works are received, reason why the levels of debts at the end of the year cannot show the average level of debt maintained during the year. The proper operative performance added to the low level of debt resulted in solid (although volatile) final profit indicators with a return ratio over the net worth of 24,4% in 2005 and 6,1% in 2004. It is expected that Socotherm Americas can keep the good returns over the net worth, greater than 5%, taking into account the relatively low financial charge resulting from moderate levels of debt. --

----

STOCK-MARKET ANALYSIS ---

The stocks of Socotherm Americas do not have quotation record in the Stock Exchange of Buenos Aires. Nevertheless, the company, by rule of Special and Regular Meeting of Stockholders held on April 28, 2006, decided to offer regular and deed stocks of nominal value $1 and right to one vote per stock. Also, the new stocks to be issued shall have the right, in the same way the current stockholders of the company, to receive dividends, in case there are. --

Before the issuance, the Socotherm Americas capital stock is formed by 70,000,000 of regular and deed stocks of nominal value $1 and right to one vote per stock. --

Due to the fact that the stocks are not issued yet and therefore they do not have quotation record, it is not possible to determine the price / earnings ratio indicators ("PER"), stock-market capitalization and returns. In this case, the main stock-market indicators to be considered are their earnings per stock which, taking into account the results of the company during the fiscal year 2005 was \$0,46 while the value of books up to that date increases to \$1,73.--

(On the left margin of page 1 and 2 there appears the following text) --------

All the opinions expressed in the present report show exactly our opinion related to all and each one of the values or issuance covered by it. In any case, our compensation has been, is or shall be direct or indirectly related to the opinions specifically expressed in this report. ---------------------------

The analytical services which Standard and Poor's Ratings Services provides are a result of the activities made in an independent way, designed with the purpose of maintaining the fairness and objectivity of qualification opinions. The reports and qualifications of Standard & Poor's are opinions, not statements of facts or recommendations to buy, maintain or sell any title. Standard & Poor's has established policies and procedures to maintain the confidentiality of the non-public information received during the process of qualification. -----------------------------------

The qualifications and reports are based on information received by the issuing party or obtained by Standard & Poor's from other sources considered reliable. Standard & Poor's does not carry out "due diligences" and/ or audit tasks related to any of its qualifications and, may, in this case, use non- audit financial information. The qualifications

may be modified, suspended or withdrawn as results of changes in content or information availability or on the based of other circumstances. --

----

(Letterhead repeated from this page on) Socotherm Americas S.A. (before Soco-Ril S.A.) --

----

ANNEX 1 --

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) --

In millions of pesos --

	HIST 12/00 12 Months	HIST 12/01 12 Months	HIST 12/02 12 Months	HIST 12/03 12 Months	HIST 12/04 12 Months	HIST 12/05 12 Months	HIST 06/06 6 Months
Sales	61,1	114,5	137,2	91,3	67,8	179,0	63,5
Net operative result of amortization and depreciation	0,0	20,1	40,3	14,0	2,5	31,8	0,6
Paid interest	4,7	4,6	5,0	2,5	1,7	2,0	0,8
Net result	(4,2)	13,0	23,4	10,8	6,4	32,0	2,0
----------------------	------------	------------	------------	------------	------------	------------	----------
EBITDA (operative result before amortization and depreciation)	7,0	29,7	47,8	20,6	9,4	41,0	6,0
Inner generation of funds (GIF)	3,4	20,9	25,8	16,0	8,9	30,5	7,1
Capital Investment (Capex)	2,3	0,8	1,3	16,9	3,9	2,7	3,7
Operative Funds Flow- Investment Net	(0,5)	22,1	37,0	(5,8)	(3,0)	3,0	10,2
----------------------	------------	------------	------------	------------	------------	------------	----------
Assets	103,8	115,6	167,0	142,1	138,8	202,3	169,3

Financial Debt	39,2	22,2	6,7	2,2	7,7	21,0	12,4
Liability	53,6	53,7	50,5	34,8	31,4	77,1	85,8
Net Worth	50,2	61,9	116,5	107,2	105,1	121,4	83,5
-------------	-------------	-------------	-------------	--------------	--------------	----------	-----------
Sales variation	-18,2%	87,5%	19,9%	-33,4%	-25,8%	164,0	N.A
EBITDA variation	-15,9%	324,3%	60,9%	-56,9%	-54,4%	336,4%	N.A
Gross Margin	23,7%	32,1%	41,2%	30,1%	27,3%	29,9%	17,0%
EBITDA Margin	11,5%	25,9%	34,8%	22,5%	13,9%	22,9%	9,4%
Operative Margin	0,1%	17,6%	29,4%	15,3%	3,6%	17,7%	0,9%
Patrimony Profit	-8,3%	21,0%	20,1%	10,1%	6,1%	26,4%	2,3%
Profit of the Permanent Capital (before taxes)	-4,6%	20,6%	39,5%	13,8%	7,1%	34,0%	2,9%
-------------	-------------	-------------	-------------	--------------	--------------	----------	-----------
Coverage of Interest before Taxes	0,1x	4,9x	9,2x	7,5x	5,7x	23,5x	5,5x
Coverage of interest with EBITDA	1,5x	6,4x	9,6x	8,3x	5,5x	20,8x	7,6x
GIF/ Debt (%)	8,8%	94,2%	386,2%	716,9%	115,6%	144,9%	57,8%
GIFN/ Debt (%)	-1,2%	99,5%	553,5%	-261,9%	-38,6%	14,3%	82,2%
Debt/ Capitalization	43,8%	26,4%	5,4%	2,0%	6,7%	14,4%	12,9%
Total Debt/ EBITDA	5,6x	0,7x	0,1x	0,1x	0,8x	0,5x	2,1x
Debt (Liability / Net Worth)	1,1x	0,9x	0,4x	0,3x	0,3x	0,7x	1,0x

----

ANNEX 1 ---

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) ---

In thousands of pesos (In homogeneous currency) ----------------------------

BALANCE SHEET	**31/12/2000**	**31/12/2001**	**31/12/2002**	**31/12/2003**	**31/12/2004**	**31/12/2005**	**31/12/2006**
Months of period	**12**	**12**	**12**	**12**	**12**	**12**	**6**
Current assets	**44.417**	**61.213**	**79.111**	**69.382**	**59.323**	**106.856**	**82.842**
Cash Box, Banks and Investments	2.506	7.405	29.080	12.899	8.809	6.166	7.192
Debts to receive	14.354	18.510	18.865	24.996	17.224	55.800	30.491
Exchange Property	11.994	20.776	26.476	18.270	19.545	23.387	24.145
Others	15.563	14.522	4.690	13.217	13.745	21.503	21.014
Non Current assets	**59.425**	**54.404**	**87.846**	**72.745**	**79.430**	**95.436**	**86.478**
Net Fixed assets	40.706	36.464	56.580	46.720	42.772	37.043	23.550
Corporations Investments Section 33	15.584	16.158	28.447	23.171	31.436	48.864	51.184
Intangible	2.783	1.727	2.818	2.854	5.221	9.528	11.743
Other Non-current assets	352	55	0	0	0	0	0
Total Assets	**103.842**	**115.617**	**166.957**	**142.128**	**138.752**	**202.292**	**169.320**
Current Liability	26.655	41.739	48.188	28.488	23.766	69.680	47.175
Debts to pay	11.882	26.078	12.936	19.173	11.394	21.636	12.571
Financial Debts	12.439	10.365	6.679	2.225	7.690	21.050	12.354

Taxes and Social Contributions	2.089	5.270	12.682	4.387	1.784	11.400	2.275
Others	244	26	15.891	2.703	2.898	15.594	19.975
Non-current liability	**26.942**	**11.978**	**2.304**	**6.318**	**7.652**	**7.460**	**38.665**
Financial Debts	26.767	11.842	0	0	0	0	0
Others	175	136	2.304	6.318	7.652	7.460	38.665
Total Liability	**53.597**	**53.717**	**50.491**	**34.806**	**31.418**	**77.140**	**85.839**
Net Worth	**50.245**	**61.900**	**116.466**	**107.322**	**107.335**	**125.151**	**83.481**
Capital Contributions	23.217	23.217	23.217	23.031	23.031	70.000	70.000
Premium over par	0	0	0	0	0	0	0
Accumulated results	25.239	36.243	53.918	57.441	58.858	32.021	2.366
Reappraisals	0	0	34.396	20.900	17.391	14.682	4.852
Legal Reserve	1.789	2.440	4.934	5.785	5.785	4.653	6.263
Other reserves	0	0	0	0	0	0	0
Temporary Differences of Conversion	**0**	**0**	**0**	**166**	**2.271**	**3.795**	**0**
Total Liability + Net Worth	**103.842**	**115.617**	**166.957**	**142.128**	**136.752**	**202.292**	**169.320**

ANNEX 1 ---

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) ---

In thousands of pesos (In homogeneous currency) ----------------------------

RESULTS STATEMENT	**31/12/2000**	**31/12/2001**	**31/12/2002**	**31/12/2003**	**31/12/2004**	**31/12/2005**	**30/06/2006**
Total Sales	61.053	114.450	137.189	91.341	67.801	179.006	63.516
Net Sales	**61.053**	**114.450**	**137.189**	**91.341**	**67.801**	**179.006**	**63.516**
Cost of sold products	(46.599)	(77.764)	(80.674)	(63.858)	(49.285)	(125.568)	(52.740)
Gross Result	**14.453**	**36.686**	**56.515**	**27.482**	**18.516**	**53.439**	**10.775**
Administration Expenses	(6.227)	(5.407)	(7.057)	60909,0%	(7.234)	(10.006)	(3.973)
Marketing Expenses	(1.231)	(1.596)	(1.688)	(1.827)	(1.889)	(2.449)	(835)
EBITDA	**6.996**	**29.682**	**47.771**	**26.265**	**9.392**	**40.984**	**5.967**
Depreciation and amortization	(6.963)	(9.543)	(7.441)	(6.614)	(6.921)	(9.224)	(5.405)
Operative Result	**33**	**20.139**	**40.329**	**19.651**	**2.471**	**31.760**	**563**
Other net incomes (disbursements)	601	(397)	(433)	5.738	2.785	3.941	2.918
Earnings before, "EBIT" tax	**634**	**19.742**	**38.897**	**25.389**	**5.256**	**35.700**	**3.481**
Financial Costs	**(4.152)**	**(3.609)**	**(6.551)**	**(5.860)**	**(1.181)**	**(1.060)**	**(1.793)**
Paid interests	(4.660)	(4.642)	(4.992)	(2.469)	(1.693)	(1.967)	(781)
Earned interests	508	1.033	862	765	0	0	375
Exchange differences	0	0	4.231	(3.006)	267	1.1610	(1.063)
Result for inflation exposition	0	0	(6.652)	(1.150)	245	(700)	537
Others	0	0	0	0	0	(3)	(860)
Results before taxes	**(3.518)**	**16.133**	**33.346**	**19.529**	**4.075**	**34.640**	**1.688**

LA 'A. de LIBÉS
TORA PUBLICA DE INGLES
XV F'' 097 Cap. Fed.
. C.T.P.C.B.A. Nº 5280

Income Tax	0	(4.900)	(17.508)	(5.195)	(1.578)	(12.336)	(1.561)
Results of associated companies	(667)	1.778	7.535	2.199	3.920	9.718	1.827
Ordinary result	**(4.185)**	**13.012**	**23.373**	**16.533**	**6.417**	**32.021**	**1.954**
Extraordinary result	0	0	0	0	0	0	0
Minority Participation	0	0	0	0	0	0	0
Net Result	**(4.185)**	**13.012**	**23.373**	**16.533**	**6.417**	**32.021**	**1.954**

ANNEX 1 ---

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) ---

In thousands of pesos (In homogeneous currency) ----------------------------

Funds flow	**31/12/2000**	**31/12/2001**	**31/12/2002**	**31/12/2003**	**31/12/2004**	**31/12/2005**	**30/06/2006**
Ordinary Result	**(4.185)**	**13.012**	**23.373**	**10.846**	**6.417**	**32.021**	**1.954**
Depreciation and amortization	6.963	9.543	7.441	6.614	6.921	9.224	5.405
(Increase) / Reduction in reserves	0	0	0	0	0	0	0
Result of associated companies	667	(1.778)	(7.535)	(2.199)	(3.920)	(9.718)	(1.827)
Result for exposition to inflation	0	0	6.652	1.150	(245)	700	(537)
Others	0	149	(4.138)	(457)	(282)	(1.717)	2.144
Inner generation of funds	**3.445**	**20.926**	**25.793**	**15.954**	**8.891**	**30.511**	**7.139**
(Increase) Reduction in worked capital	428	5.113	13.819	(21.964)	(4.433)	(17.622)	11.230
Operative Funds Flow	**3.872**	**26.038**	**39.611**	**(6.010)**	**4.458**	**12.889**	**18.369**
Net change in fixed assets	(4.999)	(1.755)	(944)	838	(3.922)	(2.659)	(3.736)
Change in intangibility	1.006	(2.491)	(1.752)	(656)	(3.501)	(7.226)	(4.476)
Other investments	(352)	297	55	0	0	0	0
Net Operative Funds Flow	**(472)**	**22.089**	**36.970**	**(5.828)**	**(2.965)**	**3.005**	**10.157**
Paid dividends/ Fees	(1.313)	(1.357)	(2.187)	(6.000)	(5.000)	(14.535)	(30.000)
Available funds flow	**(1.784)**	**20.732**	**34.783**	**(11.828)**	**(7.965)**	**(11.530)**	**(19.843)**
Investment in associated companies	(4.953)	1.205	(8.443)	363	(4.345)	(8.265)	(493)
Paid dividends	0	0	3.689	7.112	0	554	0
Extraordinary items	0	0	0	0	0	0	1.057
Other sources (uses) of cash box	(22)	(39)	(22.812)	6.776	3.915	2.255	30.064
Funds Flow before financing	**(6.760)**	**21.898**	**7.217**	**2.423**	**(8.395)**	**(16.986)**	**10.785**
External financing	**2.485**	**(16.999)**	**14.458**	**(18.603)**	**4.305**	**14.343**	**(9.759)**
Increase (Decrease) in financial short term debts	(24.282)	(2.075)	(3.686)	(4.453)	5.465	13.359	(8.696)
Increase (Decrease) in financial long term debts	26.767	(14.925)	(11.842)	0	0	0	0
Effects of devaluation	0	0	4.231	(3.006)	267	1.610	(1.063)
Other variations of Net worth (RRT)	0	0	25.755	(11.144)	(1.427)	(626)	0
Increase (reduction) in cash box and investments	**(4.274)**	**4.899**	**21.675**	**(16.181)**	**(4.090)**	**(2.643)**	**1.026**

ANNEX 2 --

STRUCTURE OF SOCOTHERM GROUP ------------------------------------


Socotherm Spa (Italia)
Socotherm Services (Irlanda)
95%
5%
SOCOTHERM AMERICAS S.A. (ARGENTINA)
90%
Socotherm Argentina (Argentina)
20%
80%
100,00%
Soco Ven SA (Argentina)
Soco-Bras Ltda (Brasil)
50%
50%
Atlántida Socotherm S.A. (Venezuela)
Socotherm Brasil (Brasil)
50%
50%
Atlántida Internacional CA (Venezuela)
Tenaris Confab S.A. (Brasil)

(Data) Italia: Italy. Irlanda: Ireland. Brasil: Brazil. ----------------------------

----

ANNEX 1: STOCK MARKET INFORMATION-----------------------------

Socotherm Americas S.A. (Corporation)---

Data up to 03/10/2006 --

2006 Dividends (mil. $)	30,00
2004 Annual result (mil. $)	32,00
2004 Pay out	93,75
Data for 252 turns (12 months)	------------------------------
Stock volatility	n.d
MERVAL volatility	19,20%
Beta	n.d.
Average negotiation ($)	n.d.
Average negotiation (Accs.)	n.d.
Turn over	n.d.
Participation in the turn	0,00%

SOCOTHERM-----Stock price----------------PER 2005 -----------------------

------------------------------0,0----------------------------

Books Value--------Price / Books Value------2005 Earnings (mill.$) ---------

$1,19-----------------------n.d----------------------32,00 ----------------------

EPS-----------------Company value (mill.$)—YIELD (2005)-----------------

$0,46-----------------------0,00-----------------n.d.--------------------------

----

Evolution of MERVAL---


MERVAL

Evolution of Volume and Price of Socotherm Americas ---------------------


Volumen
Precio

(Data) Volume. Price. ---

Principal data of the Balance Sheet ---

($ millions in current currency)	December 2005 (12 months)	June 2006 (6 months)
Net Sales	179,0	63,5
Gross Margin (before amortization)	41,0	6,0
Final Result	32,0	2,0
Total Assets	202,3	169,3
Total Liability	77,1	85,8
Net Worth	121,4	83,5
--	----------------------------------	----------------------------------
Gross Margin /Net Sales	22,9%	9,4%
Net Result / Net Sales	17,9%	3,1%
Net Result / Net Price	26,4%	2,4%
Financial Debt / total	27,2%	14,5%
Debt	0,64	1,03
Liquidity	1,53	1,76

Evolution of Income and Results---



(Data) $ Millions. Net Sales. Net Result ------------------------------------

----

Suppositions:---

1. Volume correspond to the BCBA negotiation in Normal Term------------

(*) Analyzed values --

(Page 1) ---

STANDARD & POOR'S ---

Corporate Ratings- Latin America --

RATING REPORT ---

SOCOTHERM AMERICAS S.A. (SOCO-RIL S.A. Before)-----------------

Qualifications in the national scale for Argentina-------------------------------

Instrument: **Common Stock**. Ability to generate earnings: **Good.** -----------

Type and quantity: **Type B- Up to 15,000,000**. Liquidity: **Medium** ---------

Nominal value: **$1. Global Qualification: 2** ------------------------------------

Quantity of votes: **1 vote per stock**---

Issuance authorized by the Special and Regular Meeting of Stockholders held on April 28, 2006, complemented by rule of Special General Meeting held on September 25, 2006 and by Rule of its Board of Directors accepted in the meeting held on September 25, 2006.--------------

Main financial and economic data (Based on individual balance sheets)	**December '04** (12 months)	**December '05** (12 months)	**September '06** (9 months)
Sales[1]	67,8	179,0	89,6
Final Result[1]	6,4	32,0	1,5
Inner generation of funds[1]	8,9	30,5	11,5
Assets[1]	138,8	202,3	161,8
Net worth[1]	105,1	121,4	78,2
--	-------------	--------------	-------------
Operative Margin (before depreciation and amortization)	13,9%	22,9%	9,7%
Coverage of interests before taxes	5,7x	23,5x	2,7x
Income over Net Worth	6,1%	26,4%	2,0%
Inner generation of funds / Financial Debt	115,6%	144,9%	176,8%
Liquidity	2,5x	1,5x	2,0x
Banking and Financial Debt / Capitalization	6,7%	14,4%	7,2%

[1] Millions of pesos.---

<u>Stock-market data up to December 7, 2006 (over 252 turns)</u>------------------

Beta: n.d. Price / Earnings Ratio: n.d. --

Participation in turn: n.d. Turn Over: n.d.--

The company has made its balance sheets recognizing in an integral way the effects of inflation only up to February 28, 2003, according to rules in force. The numbers corresponding to previous fiscal years / periods were re-mentioned with comparative purposes. --------------------------------------

(Left margin)--

Report of periodical updating ---

The following sections are not included in the present report because they do not suffer important changes since the last qualification: ------------

- Description of business ---
- Quality Analysis ---
- Quantity Analysis---

Date of judgment: December 18, 2006---

Annex: --

1. Comparative Accounting Information ----------------------------
2. Structure of Socotherm Americas Group ------------------------
3. Stock-market data--

Sources: ---

- Information provided by Socotherm Americas S.A. --------------------
- Balance sheets audited by KPMG up to December 31, 1996 to 2001 and by Deloitte & Touche up to December 2002 to 2005. Quarterly balance sheets up to September 30, 2006 ---------------------------------------
- Information of specific publications --------------------------------------
- Economic Report., National Department of Economy, several numbers---

Note --

This report must be analyzed jointly with the instructions of the issuance and the information thereby contained.---

Analysts: ---

Luciano Gremone, Buenos Aires (54-11) 4891-2143.

luciano_gremone@sandp.com--

Pablo Lutereau. Buenos Aires (54-11) 4891-2125.

pablo_lutereau@sandp.com--

(End of page, repeated in all pages) Standard & Poor's CORPORATE RATINGS, RATING REPORT. December 2006-------------------------------

----

(Page 2) --

(Letterhead repeated from this page on) Socotherm Americas S.A.-----------

----

REASONS OF QUALIFICATION --

The qualification of stocks of Socotherm Americas S.A. ("Socotherm Americas", previously called Soco-Ril S.A.) is based mainly on its solid competitive position in the Latin American market of steel tubes coatings and a moderate capital structure, factors which allow it to report adequate profit indicators. Despite the important volatility which shows the operative performance of Socotherm Americas, in a great extent influenced by the own volatility of industry and by the close relationship which keeps with the evolution of oil and natural gas industry, Standard & Poor's hopes that the low financial charge which comes, in a great extent, from its moderate structure of capital, allows the company to keep proper levels of profit, even though in periods of scarce operative performance. All what is mentioned justifies the **GOOD** capacity of generating earnings assigned to the company. On the other hand, the stocks of Socotherm Americas have little quotation record in the Stock Exchange of Buenos Aires (Argentine Acronym BCBA) because the

recent stock public offering to which, usually, Standard & Poor's assigns a **MEDIUM** liquidity. In this sense, it is important to underline that, taking into account the size and concentration of the Argentine stock market, among other factors, the participation in the stock turn of documents of Socotherm Americas could be relatively low in future, in which case, the medium assigned liquidity could be checked when the stock quotation has enough record to make it. From the combination of a GOOD capacity to generate profit and a MEDIUM liquidity of titles, the assigned **GLOBAL QUALIFICATION 2** arises. ----------------------------

On November 8, 2006, the company ended up the placement by public offering of 15.000.000 stocks Type B (of Nominal Value $1 and 1 vote per stock) at an underwriting price of $7,30. It is expected that he Company applies the result of the public offering, together with the use of loans, the financing of new investment projects, in line with its plan of business expansion in the coating of steel tubes for the activity of exploration of oil and gas. The investment plan includes a plant in Mexico, a plant in the Gulf of Mexico, Mexican jurisdiction; a plant in the Gulf of Mexico, North American jurisdiction; a new industrial unit in Venezuela and the acquisition of 2 companies in Western Africa, currently controlled by Socotherm SpA (company's controlling stockholder). Standard & Poor's considers that once the expansion program is completed (which sums up US$55 millions approximately), Socotherm Americas shall obtain benefits as regards a greater geographic extent and a presence in markets with a high development and several expected projects for the hydrocarbon exploration, production and

transport. Nevertheless, the investment plan is aggressive considering the company's current size, which should pose additional challenges to its implementation.--

Socotherm Americas is benefited from a solid competitive position in Latin American industry of steel tubes coating, given its important participation in the market and its strategic alliance with Tenaris Group (third producer of steel tubes worldwide). Such factors, added to a conservative financial policy distinguished by a very low level of debt, contributes to mitigate the high cycle periods and volatility of the economies where the company operates (specially Latin America) as well as the production and exploitation of oil and gas (to which it renders its services).--

Socotherm Americas is devoted to the application of tube coatings through its operations in Argentina, Brazil and Venezuela, also participating with mobile facilities, in other major importance projects. Socotherm Americas is part of Socotherm Group ("the group"), second worldwide coater based in Italy, the one which centered the 17% of worldwide market of tubes coating during 2005. Also, during that fiscal year, Socotherm Americas represented approximately the 38% of income and results of the group. The strategic agreement of bi-directional exclusivity Socotherm keeps with Tenaris Group, added to the proper and relatively flexible cost structure of Socotherm Americas, determines its solid competitive position which allows it to cover approximately the 80% of the coatings request of South America. -------------------------------

The base of incomes and operative margins of Socotherm Americas are

volatile, showing the proper volatility of industry and its close relationship with the evolution of oil and natural gas industry. During the first nine months of 2006, the delay of some works for the fiscal year 2007 impacted negatively over the profit and the generation of funds of the company. In this context, Socotherm Americas reported a result margin before interests, taxes, depreciation and amortization-----------------

("EBITDA") of 9,7% (for nine months of operation), comparing to the 22,9% registered during the fiscal year 2005. Standard & Poor's hopes that the major business volume expected for 2007 results in a greater generation of EBITDA and favors the profit indicators. In a longer term, it is expected that the foreign operations and the good competitive position of Socotherm Americas continues resulting in proper operative margins, although they could be pressed by eventual inflationary impacts. ---

Usually, Socotherm Americas has a low level of structural debt. Up to September 30, 2006, the financial debt at a consolidated level was $59 millions (mainly form by banking and financial loans and advance payments in current account) which represents a debt level of 32,4%, measured as financial debt over the total capitalization. This indicator increases to 42% if the $30 millions registered through promissory notes to stockholders as regards dividends are included as financial debt. Nevertheless, Standard & Poor's hopes that the debt maintained with the stockholder has a major level of flexibility than the financial debt with third parties in an adverse scenario. The usual practice of the Company is

to take a debt at short term to finance the work capital and cancel it as the works are collected, reason why the levels of debts at the end of the year cannot show the average level of debt maintained during the year. The proper operative performance added to the low level of debt resulted in solid (although volatile) final profit indicators with a return ratio over the net worth of 24,4% in 2005 and 6,1% in 2004. It is expected that Socotherm Americas can keep the good returns over the net worth more than 5%, taking into account the relatively low financial charge resulting from moderate levels of debt.---

STOCK-MARKET ANALYSIS ---

On November 8, 2006, the company ended up the placement by public offering of 15.000.000 stocks Type B (of Nominal Value $1 and 1 vote per stock) in the Stock Exchange of Buenos Aires at an underwriting price of $7,30. Before the issuance, the capital stock of Socotherm Americas is formed by 70.000.000 common and deed stocks of nominal value $1 and right to one vote per stock.---

Due to the fact that the stocks were issued recently and therefore they have a low quotation record, it is not possible to determine the price / earnings ratio indicators ("PER"), stock-market capitalization and returns. In this case, the main stock-market indicators to be considered are their earnings per stock, which, taking into account the results of the company during the last 12 months up to September 30, 2006, were $0,15 while the value of books up to the same date increases to $1,12. ------

----

(On the left margin of page 2 and 3 there appears the following text) --------

All the opinions expressed in the present report show exactly our opinion related to all and each one of the values or issuance covered by it. In any case, our compensation has been, is or shall be direct or indirectly related to the opinions specifically expressed in this report. --------------------------

The analytical services which Standard and Poor's Ratings Services provides are a result of the activities made in an independent way, designed with the purpose of maintaining the fairness and objectivity of qualification opinions. The reports and qualifications of Standard & Poor's are opinions, not statements of facts or recommendations to buy, maintain or sell any title. Standard & Poor's has established policies and procedures to maintain the confidentiality of the non-public information received during the process of qualification. ----------------------------------

The qualifications and reports are based on information received by the issuing party or obtained by Standard & Poor's from other sources considered reliable. Standard & Poor's does not carry out "due diligences" and/ or audit tasks related to any of its qualifications and, may, in this case, use non- audit financial information. The qualifications may be modified, suspended or withdrawn as results of changes in content or information availability or on the based of other circumstances.

(Letterhead repeated from this page on) Socotherm Americas S.A. (before Soco-Ril S.A.) --

ANNEX 1 --

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) --

In millions of pesos --

	HIST 12/00 12 Months	HIST 12/01 12 Months	HIST 12/02 12 Months	HIST 12/03 12 Months	HIST 12/04 12 Months	HIST 12/05 12 Months	TRIM 09/06 9 Months
Sales	61,1	114,5	137,2	91,3	67,8	179,0	89,6
Net operative result of amortization and depreciation	0,0	20,1	40,3	14,0	2,5	31,8	0,0
Paid interest	4,7	4,6	5,0	2,5	1,7	2,0	1,8
Net result	(4,2)	13,0	23,4	10,8	6,4	32,0	1,5
----------------------	------------	------------	------------	------------	------------	------------	----------
EBITDA (operative result before amortization and depreciation)	7,0	29,7	47,8	20,6	9,4	41,0	8,7
Inner generation of funds (GIF)	3,4	20,9	25,8	16,0	8,9	30,5	11,5
Capital Investment (Capex)	2,3	0,8	1,3	16,9	3,9	2,7	4,9
Operative Funds Flow-Investment Net	(0,5)	22,1	37,0	(5,8)	(3,0)	3,0	17,4
----------------------	------------	------------	------------	------------	------------	------------	----------
Assets	103,8	115,6	167,0	142,1	138,8	202,3	161,8
Financial Debt	39,2	22,2	6,7	2,2	7,7	21,0	6,5
Liability	53,6	53,7	50,5	34,8	31,4	77,1	77,9
Net Worth	50,2	61,9	116,5	107,2	105,1	121,4	78,2
------------	------------	------------	------------	------------	------------	----------	----------
Sales variation	-18,2%	87,5%	19,9%	-33,4%	-25,8%	164,0	N.A
EBITDA variation	-15,9%	324,3%	60,9%	-56,9%	-54,4%	336,4%	N.A
Gross Margin	23,7%	32,1%	41,2%	30,1%	27,3%	29,9%	18,8%
EBITDA Margin	11,5%	25,9%	34,8%	22,5%	13,9%	22,9%	9,7%
Operative Margin	0,1%	17,6%	29,4%	15,3%	3,6%	17,7%	0,0%
Patrimony Profit	-8,3%	21,0%	20,1%	10,1%	6,1%	26,4%	2,0%
Profit of Permanent Capital (before taxes)	-4,6%	20,6%	39,5%	13,8%	7,1%	34,0%	2,5%
------------	------------	------------	------------	------------	------------	----------	----------
Coverage of Interest before Taxes	0,1x	4,9x	9,2x	7,5x	5,7x	23,5x	2,7x
Coverage of interest with EBITDA	1,5x	6,4x	9,6x	8,3x	5,5x	20,8x	4,9x
GIF/ Debt (%)	8,8%	94,2%	386,2%	716,9	115,6%	144,9%	176,8%

GIFN/ Debt (%)	-1,2%	99,5%	553,5%	-261,9%	-38,6%	14,3%	268,4%
Debt/ Capitalization	43,8%	26,4%	5,4%	2,0%	6,7%	14,4%	7,2%
Total Debt/ EBITDA	5,6x	0,7x	0,1x	0,1x	0,8x	0,5x	0,7x
Debt (Liability / Net Worth)	1,1x	0,9x	0,4x	0,3x	0,3x	0,7x	1,0x

ANNEX 1 --

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) --

In thousands of pesos (In homogeneous currency) ----------------------------

BALANCE SHEET	31/12/2000	31/12/2001	31/12/2002	31/12/2003	31/12/2004	31/12/2005	31/09/2006
Months of period	**12**	**12**	**12**	**12**	**12**	**12**	**9**
Current assets	**44.417**	**61.213**	**79.111**	**69.382**	**59.323**	**106.856**	**76.932**
Cash Box, Banks and Investments	2.506	7.405	29.080	12.899	8.809	6.166	8.879
Debts to receive	14.354	18.510	18.865	24.996	17.224	55.800	26.714
Exchange Property	11.994	20.776	26.476	18.270	19.545	23.387	21.410
Others	15.563	14.522	4.690	13.217	13.745	21.503	19.930
Non Current assets	**59.425**	**54.404**	**87.846**	**72.745**	**79.430**	**95.436**	**84.884**
Net Fixed assets	40.706	36.464	56.580	46.720	42.772	37.043	22.818
Corporations Investments Section 33	15.584	16.158	28.447	23.171	31.436	48.864	50.554
Intangible	2.783	1.727	2.818	2.854	5.221	9.528	11.513
Other Non-current assets	352	55	0	0	0	0	0
Total Assets	**103.842**	**115.617**	**166.957**	**142.128**	**138.752**	**202.292**	**161.817**
Current Liability	**26.655**	**41.739**	**48.188**	**28.488**	**23.766**	**69.680**	**38.476**
Debts to pay	11.882	26.078	12.936	19.173	11.394	21.636	16.612
Financial Debts	12.439	10.365	6.679	2.225	7.690	21.050	6.072
Taxes and Social Contributions	2.089	5.270	12.682	4.387	1.784	11.400	2.413
Others	244	26	15.891	2.703	2.898	15.594	13.379
Non-current liability	**26.942**	**11.978**	**2.304**	**6.318**	**7.652**	**7.460**	**39.422**
Financial Debts	26.767	11.842	0	0	0	0	406
Others	175	136	2.304	6.318	7.652	7.460	39.016
Total Liability	**53.597**	**53.717**	**50.491**	**34.806**	**31.418**	**77.140**	**77.898**
Net Worth	**50.245**	**61.900**	**116.466**	**107.322**	**107.335**	**125.151**	**83.918**
Capital Contributions	23.217	23.217	23.217	23.031	23.031	70.000	70.000
Premium over par	0	0	0	0	0	0	0
Accumulated results	25.239	36.243	53.918	57.441	58.858	32.021	1.948
Reappraisals	0	0	34.396	20.900	17.391	14.682	0
Legal Reserve	1.789	2.440	4.934	5.785	5.785	4.653	6.263
Other reserves	0	0	0	0	0	0	0
Temporary Differences of Conversion	**0**	**0**	**0**	**166**	**2.271**	**3.795**	**5.708**
Total Liability + Net Worth	**103.842**	**115.617**	**166.957**	**142.128**	**138.752**	**202.292**	**161.817**

ANNEX 1 --

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance Sheets) --

In thousands of pesos (In homogeneous currency) ----------------------------

RESULTS STATEMENT	31/12/2000	31/12/2001	31/12/2002	31/12/2003	31/12/2004	31/12/2005	30/09/2006
Total Sales	61.053	114.450	137.189	91.341	67.801	179.006	89.632
Net Sales	**61.053**	**114.450**	**137.189**	**91.341**	**67.801**	**179.006**	**89.632**
Cost of sold products	(46.599)	(77.764)	(80.674)	(63.858)	(49.285)	(125.568)	(72.794)
Gross Result	**14.453**	**36.686**	**56.515**	**27.482**	**18.516**	**53.439**	**16.838**
Administration Expenses	(6.227)	(5.407)	(7.057)	60909,0%	(7.234)	(10.006)	(6.828)
Marketing Expenses	(1.231)	(1.596)	(1.688)	(1.827)	(1.889)	(2.449)	(1.352)
EBITDA	**6.996**	**29.682**	**47.771**	**26.265**	**9.392**	**40.984**	**8.658**
Depreciation and amortization	(6.963)	(9.543)	(7.441)	(6.614)	(6.921)	(9.224)	(8.637)
Operative Result	**33**	**20.139**	**40.329**	**19.651**	**2.471**	**31.760**	**21**
Other net incomes (disbursements)	601	(397)	(433)	5.738	2.785	3.941	4.309
Earnings before, "EBIT" tax	**634**	**19.742**	**38.897**	**25.389**	**5.256**	**35.700**	**4.330**
Financial Costs	**(4.152)**	**(3.609)**	**(6.551)**	**(5.860)**	**(1.181)**	**(1.060)**	**(2.396)**
Paid interests	(4.660)	(4.642)	(4.992)	(2.469)	(1.693)	(1.967)	(1.765)
Earned interests	508	1.033	862	765	0	0	502
Exchange differences	0	0	4.231	(3.006)	267	1.610	(277)
Result for inflation exposition	0	0	(6.652)	(1.150)	245	(700)	(502)
Others	0	0	0	0	0	(3)	(354)
Results before taxes	**(3.518)**	**16.133**	**33.346**	**19.529**	**4.075**	**34.640**	**1.934**
Income Tax	0	(4.900)	(17.508)	(5.195)	(1.578)	(12.336)	(1.388)
Results of associated companies	(667)	1.778	7.535	2.199	3.920	9.718	990
Ordinary result	**(4.185)**	**13.012**	**23.373**	**16.533**	**6.417**	**32.021**	**1.537**
Extraordinary result	0	0	0	0	0	0	0
Minority Participation	0	0	0	0	0	0	0
Net Result	**(4.185)**	**13.012**	**23.373**	**16.533**	**6.417**	**32.021**	**1.537**

ANNEX 1 --

COMPARATIVE ACCOUNTING INFORMATION (Individual Balance

-A A. de LIBÉS
TORA PUBLICA DE INGLES
XV · F° 097 Cap. Fed.
: C.T.P.C.B.A. Nº 5280

Sheets) --

In thousands of pesos (In homogeneous currency) ----------------------------

Funds flow	31/12/2000	31/12/2001	31/12/2002	31/12/2003	31/12/2004	31/12/2005	30/09/2006
Ordinary Result	**(4.185)**	**13.012**	**23.373**	**10.846**	**6.417**	**32.021**	**1.537**
Depreciation and amortization	6.963	9.543	7.441	6.614	6.921	9.224	8.637
(Increase) / Reduction in reserves	0	0	0	0	0	0	0
Result of associated companies	667	(1.778)	(7.535)	(2.199)	(3.920)	(9.718)	(990)
Result for exposition to inflation	0	0	6.652	1.150	(245)	700	(502)
Others	0	149	(4.138)	(457)	(282)	(1.717)	1.769
Inner generation of funds	**3.445**	**20.926**	**25.793**	**15.954**	**8.891**	**30.511**	**11.454**
(Increase) Reduction in worked capital	428	5.113	13.819	(21.964)	(4.433)	(17.622)	16.410
Operative Funds Flow	**3.872**	**26.038**	**39.611**	**(6.010)**	**4.458**	**12.889**	**27.864**
Net change in fixed assets	(4.999)	(1.755)	(944)	838	(3.922)	(2.659)	(4.844)
Change in intangibility	1.006	(2.491)	(1.752)	(656)	(3.501)	(7.226)	(5.636)
Other investments	(352)	297	55	0	0	0	0
Net Operative Funds Flow	**(472)**	**22.089**	**36.970**	**(5.828)**	**(2.965)**	**3.005**	**17.383**
Paid dividends/ Fees	(1.313)	(1.357)	(2.187)	(6.000)	(5.000)	(14.535)	(30.000)
Available funds flow	**(1.784)**	**20.732**	**34.783**	**(11.828)**	**(7.965)**	**(11.530)**	**(12.617)**
Investment in associated companies	(4.953)	1.205	(8.443)	363	(4.345)	(8.265)	(699)
Paid dividends	0	0	3.689	7.112	0	554	0
Extraordinary items	0	0	0	0	0	0	0
Other sources (uses) of cash box	(22)	(39)	(22.812)	6.776	3.915	2.255	28.966
Funds Flow before financing	**(6.760)**	**21.898**	**7.217**	**2.423**	**(8.395)**	**(16.986)**	**15.650**
External financing	**2.485**	**(16.999)**	**14.458**	**(18.603)**	**4.305**	**14.343**	**(12.937)**
Increase (Decrease) in financial short term debts	(24.282)	(2.075)	(3.686)	(4.453)	5.465	13.359	(14.978)
Increase (Decrease) in financial long term debts	26.767	(14.925)	(11.842)	0	0	0	406
Effects of devaluation	0	0	4.231	(3.006)	267	1.610	(277)
Other variations of Net worth (RRT)	0	0	25.755	(11.144)	(1.427)	(626)	1.912
Increase (reduction) in cash box and investments	**(4.274)**	**4.899**	**21.675**	**(16.181)**	**(4.090)**	**(2.643)**	**2.713**

ANNEX 2 --

STRUCTURE OF SOCOTHERM GROUP ----------------------------------


Socotherm Spa (Italia)
Socotherm Services (Irlanda)
95%
5%
SOCOTHERM AMERICAS S.A. (ARGENTINA)
90%
Socotherm Argentina (Argentina)
20%
80%
100,00%
Soco Ven SA (Argentina)
Soco-Bras Ltda (Brasil)
50%
50%
Atlántida Socotherm S.A. (Venezuela)
Socotherm Brasil (Brasil)
50%
50%
Atlántida Internacional CA (Venezuela)
Tenaris Confab S.A. (Brasil)

(Data) Italia: Italy. Irlanda: Ireland. Brasil: Brazil. ---------------------------

----

ANNEX 3: STOCK- MARKET INFORMATION----------------------------

Socotherm Americas S.A. (Corporation)---------------------------------------

Data up to 07/12/2006 --

2006 Dividends (mil. $)	30,00
2005 Annual result (mil. $)	32,00
2005 Pay out	93,75%
Data for 252 turns (12 months)	-------------------------------
Stock volatility	n.d
MERVAL volatility	16,36%
Beta	n.d.
Average negotiation ($)	n.d.
Average negotiation (Accs.)	n.d.
Turn over	n.d.
Participation in the turn	0,00%

SOCOTHERM-----Stock price----------------PER 2005 ----------------------

JLA A. de LIBÉS
CTORA PUBLICA DE INGLES
' XV - F° 097 Cap. Fed.
): C.T.P.C.B.A. N° 5280

--$7,41--------------------n.d-----------------------------

Books Value--------Price / Books Value------2006 Earnings (mill.$) ---------

$1,12-----------------------n.d----------------------10,80 ----------------------

EPS-----------------Company value (mill.$)—YIELD (2005)-----------------

$0,15-----------------------n.d------------------n.d. ----------------------------

----

Evolution of MERVAL---


MERVAL

Evolution of Volume and Price of Socotherm Americas ---------------------


Volumen
Precio

(Data) Volume. Price. --

Principal data of the Balance Sheet ---

($ millions in current currency)	December 2005 (12 months)	September 2006 (9 months)
Net Sales	179,0	89,6
Gross Margin (before amortization)	41,0	8,7
Final Result	32,0	1,5
Total Assets	202,3	161,8

\ A. de LIBÉS
RA PUB ... NGLES
/ F° 097 Cap. Fed.
C.T.P.C.B.A. N° 5280

Total Liability	77,1	77,9
Net Worth	121,4	78,2
--	--	-------------------------------------
Gross Margin /Net Sales	22,9%	9,7%
Net Result / Net Sales	17,9%	1,7%
Net Result / Net Price	26,4%	1,9%
Financial Debt / total	27,2%	8,3%
Debt	0,64	1,00
Liquidity	1,53	2,00

Evolution of Income and Results--



(Data) $ Millions. Net Sales. Net Result --

Suppositions:---

1. Volume corresponding to the BCBA negotiation in Normal Term---------

(*) Analyzed values ---

THIS IS A TRUE TRANSLATION INTO ENGLISH OF THE ATTACHED DOCUMENT WRITTEN IN SPANISH. BUENOS AIRES, OCTOBER 1, 2007. ---

(For legalization purposes only) ES TRADUCCIÓN FIEL AL INGLÉS DEL DOCUMENTO ADJUNTO REDACTADO EN CASTELLANO. BUENOS AIRES, 1 DE OCTUBRE DE 2007. ------------------------------

PAULA A. de LIBÉS
TRADUCTORA PÚBLICA DE INGLÉS
Mat.T° XV - F° 097 Cap. Fed.
Inscrip. C.T.P.C.B.A. N° 5280

END